UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                  FORM U-3A-2/A
                                 File No. 69-344

                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935



                      To Be Filed Annually Prior to March 1



                              EDISON INTERNATIONAL
                                (Name of Company)





hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.


                                 HOLDING COMPANY

00 EDISON INTERNATIONAL is a corporation organized under the laws of the State of California and having its principal place of business at 2244 Walnut Grove Avenue (P.O. Box 999), Rosemead, California 91770. It was organized principally to acquire and hold securities of other corporations for investment purposes. Edison International has the following subsidiaries:

                              UTILITY SUBSIDIARIES

01 SOUTHERN CALIFORNIA EDISON COMPANY ("SCE") is a California corporation having its principal place of business at 2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770. SCE is a public utility primarily engaged in the business of supplying electric energy to portions of central and southern California, excluding the City of Los Angeles and certain other cities. Unless otherwise indicated, its subsidiaries have the same principal place of business as Southern California Edison
       Company:

02 CALIFORNIA ELECTRIC POWER COMPANY is an inactive California corporation that remains from a 1964 merger with SCE.

02 CONSERVATION FINANCING CORPORATION is a California corporation engaged in the remediation and mitigation of environmental liabilities.

02 EDISON ESI is a California corporation engaged in the business of marketing services, products, information, and copyrighted materials to third parties on behalf of SCE.

02 EDISON MATERIAL SUPPLY LLC is a Delaware limited liability company that provides procurement, inventory and warehousing services.

02 MONO POWER COMPANY is an inactive California corporation that has been engaged in the business of exploring for and developing fuel resources.

03 The Bear Creek Uranium Company is an inactive California partnership between Mono Power Company (50%) and Union Pacific Resources (50%) that has been engaged in reclamation of an integrated uranium mining and milling complex in Wyoming.

02 SCE CAPITAL COMPANY is an inactive Delaware corporation that acted as a financing vehicle for SCE.

02 SCE FUNDING LLC is a Delaware limited liability company that acts as a financing vehicle for rate reduction bonds.

02 SCE TRUST I is a Delaware business trust organized to act as a financing vehicle.

02 SCE TRUST II is a Delaware business trust organized to act as a financing vehicle.

02 SCE UK SERVICES LTD is a United Kingdom private limited company having its registered office at Lansdowne House, Berkeley Square, London, England W1X 5DH, which provides auditing services for affiliated companies.

02 SOUTHERN STATES REALTY is a California corporation engaged in holding real estate assets for SCE.

                             NONUTILITY SUBSIDIARIES

01 EDISON DRIVES ELECTRIC is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which is engaged in administering a vehicle lease program for Edison International employees.

01 EDISON INSURANCE SERVICES, INC., is a Hawaii corporation having its principal executive office at 1099 Alakea Street, 22nd Floor, Honolulu, Hawaii 96813, which provides domestic and foreign property damage and business interruption insurance to Edison International and its subsidiaries.

01 EDISON VENTURES is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which owns the stock and coordinates the activities of its nonutility subsidiaries. The subsidiaries of Edison Ventures are as follows:

02 EDISON TRANSENERGY is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which is engaged in pipeline development activities to transport crude oil.

01 EIX TRUST I is a Delaware business trust that acts as a financing vehicle.

01 EIX TRUST II is a Delaware business trust that acts as a financing vehicle.

01 EIX TRUST III is a Delaware business trust organized to act as a financing vehicle.

01 THE MISSION GROUP is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which owns the stock and coordinates the activities of nonutility companies. The subsidiaries of The Mission Group are as follows:

02 EDISON O&M SERVICES is a California corporation having its principal place of business at 955 Overland Court, San Dimas, CA 91772, that provides generation operation and maintenance services.

02 EDISON TECHNOLOGY SOLUTIONS ("ETS") is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which was organized to engage in technology development and commercialization, and which is currently inactive. The subsidiaries of Edison Technology Solutions are as follows:

03 EDISON EV is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which was engaged in the business of providing electric vehicle charging infrastructure, and which is currently inactive.

03 FACILICHEM, INC., is a California corporation having its principal place of business at 333 Ravenswood Avenue, Menlo Park, California 94025, which was organized to engage in the research, development and commercialization of liquid membrane technologies for application in specific industrial and chemical processes. ETS has a 10% ownership interest with an option to increase that interest to 16.66%

02 EDISON ENVIRONMENTAL SERVICES is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which was organized to provide nuclear decommissioning services, and which is currently inactive.

02 EDISON ENTERPRISES is a California corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773, which owns the stock and coordinates the activities of its nonutility subsidiaries. The subsidiaries of Edison Enterprises are as follows:

03 EDISON SOURCE is a California corporation having its principal place of business at 800 East Orangethorpe Avenue, Anaheim, California 92801. It is engaged in the business of integrated energy services.

04 EDISON SOURCE NORVIK COMPANY is a Canadian company having its principal place of business at 1959 Upper Water Street, Suite 800, Halifax, NS B3J 2X2. It is engaged in the business of providing rapid battery charging technology for the electric fork lift market.

04 G.H.V. REFRIGERATION, INC. is a California corporation having its principal place of business at 800 East Orangethorpe Avenue, Anaheim, California 92801. It is engaged in the business of providing refrigeration/HVAC operations, maintenance and installations throughout Southern California and Arizona.

03 EDISON SELECT is a California corporation having its principal place of business at 955 Overland Court, San Dimas, Califonia 91773. It is engaged in the business of providing consumer products and services.

04               EDISON HOME PROTECTION COMPANY (Inactive)

04               SELECT HOME WARRANTY COMPANY (Inactive)

04 EDISON SECURITY CORP. [formerly WESTEC RESIDENTIAL SECURITY, INC.] is a Delaware corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773. It is engaged in the business of providing home security services.

04 VALLEY BURGLAR & FIRE ALARM CO., INC. is a California corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773.
                 It is engaged in the business of providing home security services.

03 EDISON UTILITY SERVICES is a California corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773. It is engaged in the business of providing services including billing and transmission and distribution outsourcing.


02 EDISON CAPITAL is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 1700, Irvine, California 92612-1046. It is engaged in the business of leveraged-leasing transactions and other project financings, either directly or through subsidiaries. Edison Capital owns a group of subsidiaries and has interests in various partnerships through its subsidiaries. The subsidiaries and partnerships of Edison Capital are listed below. Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California, and have the same principal place of business as Edison Capital.


03     BURLINGTON APARTMENTS, INC.
03     EDISON CAPITAL EUROPE LIMITED (UK corporation)
       Address:  Lansdowne House, Berkeley Square, London, England
       W1X 5DH
03     EDISON CAPITAL VENTURES
03     EDISON FUNDING COMPANY
       [directly owns 0.08% of Edison Funding Omicron Incorporated;
       see listing under Edison Housing Consolidation Company)
04        EDISON CAPITAL HOUSING INVESTMENTS
          [directly owns 0.35% of Edison Housing Consolidation Co.;
          see listing under MHICAL 95 Company.]
          [directly owns 35.52% of Edison Funding Omicron Incorporated; see listing under Edison Housing Consolidation Co.]
05            1st Time Homebuyer Opportunities LP (Chester County
              Homes) 99%
05            1732 Champa LP (Buerger Brothers Lofts) 99%
05            18303 Kittridge Associates LP 99%
05            210 Washington Avenue Associates (Renaissance Plaza)
              (Connecticut partnership) 99%
05            2400 Locust Associates LP (Locust on the Park) 99%
05            Aaron Michael Associates LP 99.9%
05            Abajo Del Sol LP 99.9%
05            Argyle Redevelopment Partnership, Ltd. (Colorado
              partnership) 99%
05            Auburn Manor L.L.C. 50%
05            Baldwin Village LP 99.9%
05            Bartlett Hill Associates LP 99%
05            Bouquet Canyon Seniors LP 99%
05            CCS/Bellingham LP (Washington Grocery Building) 99%
05            CCS/Mount Vernon Housing LP (La Venture) 99%
05            Cincinatti Ravenwood Apartments LP 99%
05            Conejo Valley Community Housing Associates (Community
              House Apartments) 99%
05            Diamond Creek Apartments LP 99.9%
05            EAST COAST CAPITAL, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
05            EC ASSET SERVICES, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
05            EC PROPERTIES, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
06               Corporations for Affordable Housing LP 1%GP
07                  Arbor Lane Associates Phase II LP (Timberwood) 99%
07                  Arroyo Vista Associates LP 99%
07                  Artloft Associates LP 35.6%
07                  Caleb Affordable Housing Associates LP
                    (Ledges/Pinebrook) 99%
07                  The Carlin LP 99%

07                  Diamond Phase III Venture LP 99%
07                  Fairmont Hotel Urban Renewal Associates LP 99%
07                  Mackenzie Park Associates LP 99%
07                  Parkside Associates LP (Parkside Garden) 99%
07                  Pines Housing LP 99%
07                  Pines Housing II, LP 99%
07                  Smyrna Gardens Associates LP 99%
07                  Tioga Gardens LP 99%
07                  Walden Pond, LP (Hamlet) 99%
06               Corporations for Affordable Housing LP II 1%GP
07                  2601 North Broad Street Associates LP (Station
                    House) 99%
07                  Artloft Associates LP 53.39%
07                  Brookline Housing Associates LLC (Bridgewater) 99%
07                  EDA LP (Eagle's Nest) 99%
07                  Edgewood Manor Associates II LP 99%
07                  Gateway Housing LP (Gateway Townhomes) 99%
07                  Homestead Village Associates LP 99%
07                  Junction City Apartments LP (Green Park) 99%
07                  Liberty House Associates LP 99%
07                  Maple Ridge Development Associates LP 99%
07                  Parsonage Cottage Senior Residence LP 99%
07                  Rittenhouse School LP 99%
07                  Silver City Housing LP 99%
07                  South 55th Street, LP 99%
07                  W. M. Housing Associates LP (Williamsport Manor) 99%
07                  Winnsboro Apartments LP (Deer Wood) 99%
05            EC PROPERTIES III, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
06               Corporations for Affordable Housing LP III 1%GP
07                  Piedmont Housing Associates 99%
07                  Pines Housing III 99%
07                  Salem Lafayette Urban Renewal Associates, LP 99%
07                  Spring Valley Commons LP 99%
07                  Stevenson Housing Associates (Park Vista) 99%
05            EC-SLP, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
05            ECHI-A COMPANY
05            ECHI-B COMPANY
05            ECHI Wyvernwood, Inc. [dead project]
05            ECH/HFC GP Partnership No. 1 34.9%GP
06               Edison Capital Housing Partners VII LP 19.4%GP
07                  C-Court LP (Cawelti Court) 99%
07                  Cottonwood Affordable Housing LP 99%
07                  Fifth & Wilshire Apartments LP 99%
07                  Flagstaff Affordable Housing II, LP (Forest View
                    Apts.) 99%
07                  Huff Avenue Associates LP 99%
07                  Mountain View Townhomes Associates LP 99%
07                  Oak Forest Associates LP 99%
07                  Paradise Road Partners LP (Gateway Village) 99%
07                  Woodland Arms Apartments, Ltd. 99%
05            ECH/HFC GP Partnership No. 2 56.7%GP
06               Edison Capital Housing Partners VIII LP 18.54%GP
07                  Catalonia Associates LP 99%
07                  Ohlone Housing Associates LP 99%
05            EDISON CAPITAL AFFORDABLE HOUSING 97 V
05            EDISON CAPITAL AFFORDABLE HOUSING 97 VI
05            EDISON CAPITAL AFFORDABLE HOUSING 97 VII
05            EDISON CAPITAL AFFORDABLE HOUSING 97 VIII
05            EDISON CAPITAL AFFORDABLE HOUSING 99A COMPANY
05            Edison Capital Affordable Housing 99A G.P. 27.69%GP
06               Edison Capital Housing Partners IX LP 13.5533%GP
07                  1010 SVN Associates LP 99.9%

07                  2814 Fifth Street Associates LP (Land Park
                    Woods) 99%
07                  Alma Place Associates LP 99%
07                  Knolls Community Associates LP 99.9%
07                  Monterra Village Associates LP 99%
07                  Pacific Terrace Associates LP 99.9%
07                  PVA LP (Park Victoria) 99%
07                  Sherman Glen, L.L.C. 99%
07                  Strobridge Housing Associates LP 99%
07                  Trolley Terrace Townhomes LP 99.9%
07                  Walnut Avenue Partnership LP 99%
05            EDISON CAPITAL AFFORDABLE HOUSING 99B COMPANY 99.99%
05            Edison Capital Affordable Housing 99B G.P. 99.99%GP
06               Edison Capital Housing Partners X LP 19.3952%GP
07                  Beacon Manor Associates LP 99.9%
07                  Boulder Creek Apartments LP 99.9%
07                  Burlington Senior Housing LLC 99.9%
07                  CCS/Renton Housing LP (Renton) 99.9%
07                  Coolidge Station Apartments L.L.C. 99%
07                  Lark Ellen LP 99%
07                  Mercy Housing California IX LP (Sycamore) 99.9%
07                  Morgan Hill Ranch Housing LP 99%
07                  Pacifica Community Associates LP (Villa
                    Pacifica) 99.9%
07                  Persimmon Associates LP 99%
07                  Providence-Brown Street Housing LP (Brown
                    Street) 99.9%
07                  San Juan Commons 1996 LP 99.9%
07                  Timber Sound, Ltd. 99%
07                  Timber Sound II, Ltd. 99%
07                  Trinity Park Apartments LP 99.9%
07                  Venbury Trail LP 99.9%
06               Edison Capital Housing Partners XI LP 18.62486%GP
07                  1475 167th Avenue Associates LP (Bermuda Gardens)
                    99.9%
07                  Auburn Manor Apartments LP 99.9%
07                  Barnsdall Court LP (Villa Mariposa) 99%
07                  Borregas Court LP 99%
07                  Bryson Family Apartments LP 99.9%
07                  Carson Housing LP 98%
07                  Casa Rampart LP (Rampart Apartments) 98.9%
07                  Davis MHA Twin Pines Community Associates LP
                    (Northstar Apartments) 99%
07                  Eastwood Homes LP 99%
07                  Electra Arms Senior Associates LP 99%
07                  Grace Housing LP 99%
07                  Stony Point Apartment Investors LP (Panas Place)
                    99.9%
07                  Wall Street Palmer House LP 99%
07                  Wilmington Housing Associates LP (New Harbor
                    Vista) 99.9%
06               Edison Capital Housing Partners XII LP 13.73759%GP
07                  Cedarshores Limited Dividend Housing Association
                    LP 98.99%
07                  Heritage Partners LP 99%
07                  Osage Terrace LP 99.89%
07                  West Oaks Apartments LP 99.9%
07                  Yale Street LP 99.9%
06               Edison Capital Housing Partners XIII LP 17.03513%GP
07                  Alhambra Apartments LP 99.9%
07                  Chamber Apartments LP 99%
07                  Park Land Senior Apartments Investors LP (Banducci)
                    99.9%
07                  President John Adams Manor Apartments LP 99.9%
07                  Riverwalk Apartments, Ltd. (Colorado) 99%

07                  Rosecreek Senior Living LP 99.9%
07                  Twin Ponds Apartments LP 99.9%
07                  Woodleaf Village LP 98.99%
07                  Women's Westlake LP (Dorothy Day) 99%
06               Edison Capital Housing Partners XIV LP 7.61%GP
07                  Apollo Development Associates LP (Apollo Hotel) 99.9%
07                  Carson Terrace LP 99.9%
07                  Don Avante Association II LP (Village Avante) 99.9%
07                  Preservation Properties I 99.9%
07                  Preservation Properties II 99.9%
07                  Preservation Properties III 99.9%
07                  Preservation Properties IV 99.9%
07                  Preservation Properties V 99.9%
07                  Rowland Heights Preservation LP 99.9%
07                  Springdale Preservation LP (Springdale West) 99.9%
06               Edison Capital Housing Partners XV LP 9.567%GP
07                  708 Pico LP (Wavecrest Apartments) 99.9%
07                  Benton Green LP 99.9%
07                  Don Avante Association I LP (Don de Dios) 99.9%
07                  Emmanuel Grant Company LLC (Capitol Heights) 99.9%
07                  Highland Village Partners LP 99.9%
07                  I.G. Partners LP (Islands Gardens) 99.9%
07                  Karen Partners LP 99.9%
07                  Lilac Estates LP 99.9%
07                  Mountainlands Housing Partners LP (Holiday
                    Village Apartments) 99.9%
07                  NAHF Brockton LP (Southfield Gardens) 99.9%
07                  Northern Senior Housing LP (St. Johnsbury) 99.9%
07                  Park Place 1998, LLC 99.9%
07                  Park Williams Partners LP 99.9%
07                  Patriots Pointe at Colonial Hills LP 99.9%
07                  PlumTree Preservation LP 99.9%
07                  Poinsettia Housing Associates 99.9%
07                  Project Home I LLC 99.99%
07                  Saratoga Vacaville LP (Saratoga Senior) 99.9%
07                  Serena Sunbow LP (Villa Serena) 99.9%
07                  St. Regis Park LP (Pear Tree) 99.9%
07                  Vista Sonoma Senior Living LP 99.9%
07                  Westfair LLC (Cedar Ridge) 99.9%
07                  Windrush Apartments of Statesville LP 99.9%
07                  Wingate LLC (Regency Park) 99.9%
05            Edison Capital Contributions VI Partners 91.77%GP
06               ECH Investor Partners VI-A LP 15.39%GP
07                  Edison Capital Housing Partners VI LP 61.82%GP
08                      Admiralty Heights Associates II 1995 LP (Kent
                        Manor) 99%
08                      Affordable/Citrus Glenn Phase II, Ltd. (Citrus
                        Glenn Apts. Phase II) 99%
08                      Altamont Hotel Associates LP 99%
08                      Bradley Manor Senior Apartments LP 99%
08                      Double X Associates 1995 LP (Terrace Manor) 99%
08                      Hamilton Place Apartments LP (Larkin Place) 99%
08                      Hamilton Place Senior Living LP 99%
08                      Hearthstone Group 3 LP (Evergreen Court) 99%
08                      KDF Malabar LP 99%
08                      LINC-Bristol Associates I, LP (City Gardens) 99%
08                      MAS-WT, LP (Washington Terrace) 99%
08                      Northwood Manor Associates LP 99%
08                      Silver Lake Properties LP 99%
08                      University Park Properties LP 99%
08                      Upland Senior Housing LP (Coy D. Estes) 99%
08                      Vista Properties LLC (Vista View) 99%
08                      Vista Verde Townhomes II LLC 99%
06               ECH Investor Partners VI-B LP 15.39%GP
07                  Edison Capital Housing Partners VI LP 37.18%GP

08                      Admiralty Heights Associates II 1995 LP (Kent
                        Manor) 99%
08                      Affordable/Citrus Glenn Phase II, Ltd. (Citrus
                        Glenn Apts. Phase II) 99%
08                      Altamont Hotel Associates LP 99%
08                      Bradley Manor Senior Apartments LP 99%
08                      Double X Associates 1995 LP (Terrace Manor) 99%
08                      Hamilton Place Apartments LP (Larkin Place) 99%
08                      Hamilton Place Senior Living LP 99%
08                      Hearthstone Group 3 LP (Evergreen Court) 99%
08                      KDF Malabar LP 99%
08                      LINC-Bristol Associates I, LP (City Gardens) 99%
08                      MAS-WT, LP (Washington Terrace) 99%
08                      Northwood Manor Associates LP 99%
08                      Silver Lake Properties LP 99%
08                      University Park Properties LP 99%
08                      Upland Senior Housing LP (Coy D. Estes) 99%
08                      Vista Properties LLC (Vista View) 99%
08                      Vista Verde Townhomes II LLC 99%
05            EDISON CAPITAL HOUSING DELAWARE, INC.
06               B.A.I. Edison Ravenwood LP (Ravenwood) 90%GP
07                  Cincinatti Ravenwood Apartments LP 0.95%GP
05            Edison Capital Housing Partners V LP 16.38%GP
06               AMCAL Santa Barbara Fund XXXVI LP (Positano) 99%
06               Bodega Hills Investors LP 99%
06               Mercy Housing California IV LP (Vista Grande) 99%
06               Park Place Terrace LP 99%
06               River Walk Apartments Homes LP 99%
06               San Diego Golden Villa Partners LP (Golden Villa) 99%
06               Santa Alicia Gardens Townhomes LP (The Gardens) 99%
06               St. Hedwig's Gardens LP 99%
06               Sunshine Terrace LP 99%
06               Union Meadows Associates LLC 99%
05            EDISON CAPITAL HOUSING FLORIDA
05            EDISON CAPITAL HOUSING MANAGEMENT
06               JOHN STEWART COMPANY
                 Address:  1388 Sutter Street, 11th Floor, San
                 Francisco, CA 94109
07                  2814 Fifth Street Associates LP (Land Park
                    Woods) 0.5%GP
07                  381 Turk Street LP 1%GP
07                  Community Investment LP (Oak Village Apartments)
                    1%GP
07                  Crescent Manor Associates LP 2.85%GP
07                  Del Norte Place LP 18%GP
07                  Jackie Robinson Apartments LP 1.67%GP
07                  Larkspur Isle LP 0.5%GP
07                  Las Casitas LP 0.5%GP
07                  Mason Street Enterprises LP 1%GP
07                  Mountain View Apartments LP 0.26%GP
07                  Piper Court G.P. 50%GP
07                  Shiloh Arms LP 1%GP/9.8%LP
07                  St. John's LP 1%GP/19.6%LP
07                  The IBEX Group 10%GP
07                  Village East Apartments LP 3%GP
07                  Woodhaven Senior Residences LP 1%GP
05            EDISON CAPITAL HOUSING NEW JERSEY
              [owns 6.16% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            EDISON CAPITAL HOUSING NEW YORK
06               WPA/Edison LLC (Pier A) 99%
05            EDISON CAPITAL HOUSING PENNSYLVANIA
              [owns 5.26% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            EDISON HOUSING NORTH CAROLINA

06               Edison Capital Contributions VI Partners 4.03%
07                  ECH Investor Partners VI-A LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 61.82%GP
09                         Admiralty Heights Associates II 1995 LP (Kent
                           Manor) 99%
09                         Affordable/Citrus Glenn Phase II, Ltd. (Citrus
                           Glenn Apts. Phase II) 99%
09                         Altamont Hotel Associates LP 99%
09                         Bradley Manor Senior Apartments LP 99%
09                         Double X Associates 1995 LP (Terrace Manor) 99%
09                         Hamilton Place Apartments LP (Larkin Place) 99%
09                         Hamilton Place Senior Living LP 99%
09                         Hearthstone Group 3 LP (Evergreen Court) 99%
09                         KDF Malabar LP 99%
09                         LINC-Bristol Associates I, LP (City Gardens) 99%
09                         MAS-WT, LP (Washington Terrace) 99%
09                         Northwood Manor Associates LP 99%
09                         Silver Lake Properties LP 99%
09                         University Park Properties LP 99%
09                         Upland Senior Housing LP (Coy D. Estes) 99%
09                         Vista Properties LLC (Vista View) 99%
09                         Vista Verde Townhomes II LLC 99%
07                  ECH Investor Partners VI-B LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 37.18%GP
09                         Admiralty Heights Associates II 1995 LP (Kent
                           Manor) 99%
09                         Affordable/Citrus Glenn Phase II, Ltd. (Citrus
                           Glenn Apts. Phase II) 99%
09                         Altamont Hotel Associates LP 99%
09                         Bradley Manor Senior Apartments LP 99%
09                         Double X Associates 1995 LP (Terrace Manor) 99%
09                         Hamilton Place Apartments LP (Larkin Place) 99%
09                         Hamilton Place Senior Living LP 99%
09                         Hearthstone Group 3 LP (Evergreen Court) 99%
09                         KDF Malabar LP 99%
09                         LINC-Bristol Associates I, LP (City Gardens) 99%
09                         MAS-WT, LP (Washington Terrace) 99%
09                         Northwood Manor Associates LP 99%
09                         Silver Lake Properties LP 99%
09                         University Park Properties LP 99%
09                         Upland Senior Housing LP (Coy D. Estes) 99%
09                         Vista Properties LLC (Vista View) 99%
09                         Vista Verde Townhomes II LLC 99%
05            EDISON HOUSING OREGON, INC.
05            EDISON HOUSING SOUTH CAROLINA
06               Edison Capital Contributions VI Partners 4.20%
07                  ECH Investor Partners VI-A LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 61.82%GP
09                         Admiralty Heights Associates II 1995 LP (Kent
                           Manor) 99%
09                         Affordable/Citrus Glenn Phase II, Ltd. (Citrus
                           Glenn Apts. Phase II) 99%
09                         Altamont Hotel Associates LP 99%
09                         Bradley Manor Senior Apartments LP 99%
09                         Double X Associates 1995 LP (Terrace Manor) 99%
09                         Hamilton Place Apartments LP (Larkin Place) 99%
09                         Hamilton Place Senior Living LP 99%
09                         Hearthstone Group 3 LP (Evergreen Court) 99%
09                         KDF Malabar LP 99%
09                         LINC-Bristol Associates I, LP (City Gardens) 99%
09                         MAS-WT, LP (Washington Terrace) 99%
09                         Northwood Manor Associates LP 99%
09                         Silver Lake Properties LP 99%
09                         University Park Properties LP 99%
09                         Upland Senior Housing LP (Coy D. Estes) 99%

09                         Vista Properties LLC (Vista View) 99%
09                         Vista Verde Townhomes II LLC 99%
07                  ECH Investor Partners VI-B LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 37.18%GP
09                         Admiralty Heights Associates II 1995 LP (Kent
                           Manor) 99%
09                         Affordable/Citrus Glenn Phase II, Ltd. (Citrus
                           Glenn Apts. Phase II) 99%
09                         Altamont Hotel Associates LP 99%
09                         Bradley Manor Senior Apartments LP 99%
09                         Double X Associates 1995 LP (Terrace Manor) 99%
09                         Hamilton Place Apartments LP (Larkin Place) 99%
09                         Hamilton Place Senior Living LP 99%
09                         Hearthstone Group 3 LP (Evergreen Court) 99%
09                         KDF Malabar LP 99%
09                         LINC-Bristol Associates I, LP (City Gardens) 99%
09                         MAS-WT, LP (Washington Terrace) 99%
09                         Northwood Manor Associates LP 99%
09                         Silver Lake Properties LP 99%
09                         University Park Properties LP 99%
09                         Upland Senior Housing LP (Coy D. Estes) 99%
09                         Vista Properties LLC (Vista View) 99%
09                         Vista Verde Townhomes II LLC 99%
05            EHI DEVELOPMENT COMPANY
05            EHI DEVELOPMENT FUND
05            Eugene Hotel LP 99.9%
05            Florence Apartments LLC 99%
05            Harry Clark Jr. Residential Center LLC 99%
05            Hercules Senior Housing Associates 99.9%
05            Hilltop Farms LP 99.9%
05            Hotel Elkhart L.L.C. (The Cornerstone) 99%
05            Josephinum Associates LP, The (Washington ptnrshp) 99%
05            KDF Park Glenn LP (Park Glenn) 99%
05            KDF Park Glenn Seniors LP (Park Glenn II) 99.9%
05            KDF Santa Paula LP (Santa Paula) 99%
05            Kennedy Lofts Associates LP (Massachusetts ptnrshp) 99%
05            King Road Associates LP 99.9%
05            LL Housing LP (Maryland partnership) (Laurel Lakes) 99%
05            LL Housing L.L.C. 24.5%
05            Lovejoy Station LP 99.9%
05            Madison/Mollison LP (Park Mollison) 99%
05            Maplewood Housing Associates LP 99.9%
05            MH I LP 1%GP
06               California Park Apartments LP 99%
05            MH II LP 1%GP
06               5363 Dent Avenue Associates LP 99%
05            MH III LP 1%GP
06               DeRose Housing Associates LP 99%
05            MH IV LP 1%GP
06               MPT Apartments LP (MacArthur Park) 99%
05            MH V LP 1%GP
06               Centennial Place LP 99%
05            MHICAL 94 COMPANY
              [owns 19.32% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MHICAL 94 LP (Delaware partnership) 1%GP
06               Mayacamas Village Associates LP 99%
06               Rincon De Los Esteros Associates LP 99%
06               West Capital Courtyard LP 99%
06               Winfield Hill Associates LP 99%
05            MHICAL 95 LP (Delaware partnership) 1%GP
06               Abby Associates LP (Windmere) 99%
06               Antelope Associates LP 99%
06               Baker Park Associates LP 99%
06               Bracher Associates LP 99%

06               Colina Vista LP 99%
06               Florin Woods Associates LP 99%
06               Mercy Housing California VI LP (205 Jones) 99%
06               Pinmore Associates LP 99%
06               Sunset Creek Partners LP 99%
05            MHICAL 96 LP (Delaware partnership) 1%GP
06               Greenway Village Associates LP 99%
06               Kennedy Court Partners LP 99%
06               Klamath Associates LP 99%
06               Sky Parkway Housing Associates LP 99%
06               Westgate Townhomes Associates LP 99%
05            MHICAL 95 COMPANY
06               ECH/HFC GP Partnership No. 2 43.3%
07                  Edison Capital Housing Partners VIII LP 18.54%GP
08                      Catalonia Associates LP 99%
08                      Ohlone Housing Associates LP 99%
06               EDISON HOUSING CONSOLIDATION CO. (formerly Edison
                 Housing Georgia) 29.90%
07                  EDISON FUNDING OMICRON INCORPORATED (Delaware
                    corporation) (formerly Edison Funding Omicron GP)
                    44.40% [also owned 0.08% by Edison Funding Company,
                    35.52% by Edison Capital Housing Investments and
                    20.00% by The Connell Company, an outside entity]
08                      16th & Church Street Associates LP 99%
08                      1856 Wells Court Partners, LP (Wells Court) 99%
08                      AE Associates LP (Avenida Espana) 99%
08                      Agape Housing LP 99%
08                      Anglo Edison LLC No. 1 (Las Brisas) 99%
08                      Anglo Edison Ravenwood L.L.C. 99%
08                      Brantwood II Associates LP 99%
08                      Brooks School Associates LP 99%
08                      Bryn Mawr - Belle Shore LP (The) 99%
08                      Bush Hotel LP 99%
08                      Centertown Associates LP (Ravenwood) 99%
08                      Centro Partners LP (El Centro) 99%
08                      Cochrane Village Apartments LP 99%
08                      Coyote Springs Apartments Associates LP 99%
08                      Cypress Cove Associates 99%
08                      Del Carlo Court Associates LP 99%
08                      Delta Plaza Apartments LP 99%
08                      EAH Larkspur Creekside Associates LP 99%
08                      East Cotati Avenue Partners LP 99%
08                      EDISON FUNDING OLIVE COURT 100%
09                         Olive Court Housing Associates LP 0.6%
08                      Edmundson Associates LP (Willows) 99%
08                      El Barrio Academy Urban Renewal Associates, LP
                        (Academy Street) 99%
08                      Elizabeth West & East LP 99%
08                      Farm (The) Associates LP 99%
08                      Fremont Building LP (Crescent Arms) 99%
08                      Gilroy Redwood Associates LP (Redwoods) 99%
08                      Ginzton Associates LP 99%
08                      Grossman Apartments Investors LP 99%
08                      Heartland-Wisconsin Rapids Timber Trails LLC
                        (Timber Trails) 99%
08                      Heather Glen Associates LP 99%
08                      HMB-Atlanta I LP (Spring Branch) 99%
08                      Holy Family Associates LP 99%
08                      Lackawana Housing Associates LLC (Goodwill
                        Neighborhood Residences) 99%
08                      Maplewood School Apartments LP 99%
08                      Mar Associates LP (Frank Mar) 99%
08                      McFarland Press Associates LP 99%
08                      Mercantile Housing LLC (Mercantile Square) 99%
08                      Merrill Road Associates LP 99%

08                      MH I LP 99%
09                         California Park Apartments LP 99%
08                      MHICAL 94 LP (Delaware partnership) 99%LP
09                         Mayacamas Village Associates LP 99%
09                         Rincon De Los Esteros Associates LP 99%
09                         West Capital Courtyard LP 99%
09                         Winfield Hill Associates LP 99%
08                      MHICAL 95 LP (Delaware partnership) 99%LP
09                         Abby Associates LP (Windmere) 99%
09                         Antelope Associates LP 99%
09                         Baker Park Associates LP 99%
09                         Bracher Associates LP 99%
09                         Colina Vista LP 99%
09                         Florin Woods Associates LP 99%
09                         Mercy Housing California VI LP (205 Jones) 99%
09                         Pinmore Associates LP 99%
09                         Sunset Creek Partners LP 99%
08                      MHICAL 96 LP (Delaware partnership) 99%LP
09                         Greenway Village Associates LP 99%
09                         Kennedy Court Partners LP 99%
09                         Klamath Associates LP 99%
09                         Sky Parkway Housing Associates LP 99%
09                         Westgate Townhomes Associates LP 99%
08                      Mid-Peninsula Century Village Associates LP
                        (Century Village) 99%
08                      Mission Capp LP 99%
08                      Mission Housing Partnership 1996 LP (Delaware
                        partnership) 99%LP
09                         La Terraza Associates LP (Carlsbad Villas at
                           Camino Real) 99%
08                      Neary Lagoon Partners LP 99%
08                      North Park Village LLC 99%
08                      Oceanside Gardens LP 99%
08                      Omaha Amber Ridge LP (Amber Ridge) 99%
08                      Open Door Associates LP (West Valley) 99%
08                      Palmer House LP 99%
08                      Pellettieri Homes Urban Renewal Associates, LP 99%
08                      Richmond City Center Associates LP 99%
08                      Riverside/Liebrandt Partners LP (La Playa) 99%
08                      Roebling Village Inn Urban Renewal LP 99%
08                      Rosebloom Associates LP (Oakshade) 99%
08                      San Pablo Senior Housing Associates LP 99%
08                      San Pedro Gardens Associates LP 99%
08                      Santa Paulan Senior Apartments Associates LP
                        (The Paulan) 99%
08                      South Beach Housing Associates LP (Steamboat)
                        99%
08                      South Winery Associates LP (The Winery
                        Apartments) 99%
08                      Stoney Creek Associates LP 99%
08                      Studebaker Building LP 99%
08                      Sultana Acres Associates LP 99%
08                      Thomson Rental Housing, LP (Washington Place) 99%
08                      Tuscany Associates LP (Tuscany Villa) 99%
08                      Villa Maria Housing LP 99%
08                      Washington Creek Associates LP 99%
08                      Westport Village Homes Associates LP 99%
08                      Wheeler Manor Associates LP 99%
08                      YWCA Villa Nueva Partners LP 99%
05            MHICAL 96 COMPANY
              [owns 8.96% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
06               ECH/HFC GP Partnership No. 1 50.4%
07                  Edison Capital Housing Partners VII LP 19.4%GP
08                      C-Court LP (Cawelti Court) 99%

08                      Cottonwood Affordable Housing LP 99%
08                      Fifth & Wilshire Apartments LP 99%
08                      Flagstaff Affordable Housing II, LP (Forest
                        View Apts.) 99%
08                      Huff Avenue Associates LP 99%
08                      Mountain View Townhomes Associates LP 99%
08                      Oak Forest Associates LP 99%
08                      Paradise Road Partners LP (Gateway Village) 99%
08                      Woodland Arms Apartments, Ltd. 99%
06               Edison Capital Affordable Housing 99A G.P. 36.47%
07                  Edison Capital Housing Partners IX LP 13.5533%GP
08                      1010 SVN Associates LP 99.9%
08                      2814 Fifth Street Associates LP (Land Park
                        Woods) 99%
08                      Alma Place Associates LP 99%
08                      Knolls Community Associates LP 99.9%
08                      Monterra Village Associates LP 99%
08                      Pacific Terrace Associates LP 99.9%
08                      PVA LP (Park Victoria) 99%
08                      Sherman Glen, L.L.C. 99%
08                      Strobridge Housing Associates LP 99%
08                      Trolley Terrace Townhomes LP 99.9%
08                      Walnut Avenue Partnership LP 99%
05            MHICAL 97 COMPANY
06               ECH/HFC GP Partnership No. 1 14.7%
07                  Edison Capital Housing Partners VII LP 19.4%GP
08                      C-Court LP (Cawelti Court) 99%
08                      Cottonwood Affordable Housing LP 99%
08                      Fifth & Wilshire Apartments LP 99%
08                      Flagstaff Affordable Housing II, LP (Forest
                        View Apts.) 99%
08                      Huff Avenue Associates LP 99%
08                      Mountain View Townhomes Associates LP 99%
08                      Oak Forest Associates LP 99%
08                      Paradise Road Partners LP (Gateway Village) 99%
08                      Woodland Arms Apartments, Ltd. 99%
06               Edison Capital Affordable Housing 99A G.P. 33.05%
07                  Edison Capital Housing Partners IX LP 13.5533%GP
08                      1010 SVN Associates LP 99.9%
08                      2814 Fifth Street Associates LP (Land Park
                        Woods) 99%
08                      Alma Place Associates LP 99%
08                      Knolls Community Associates LP 99.9%
08                      Monterra Village Associates LP 99%
08                      Pacific Terrace Associates LP 99.9%
08                      PVA LP (Park Victoria) 99%
08                      Sherman Glen, L.L.C. 99%
08                      Strobridge Housing Associates LP 99%
08                      Trolley Terrace Townhomes LP 99.9%
08                      Walnut Avenue Partnership LP 99%
06               MHICAL 97 LP 99%LP
07                  Garnet Housing Associates LP 99%
05            MHICAL 97 LP 1%GP
06               Garnet Housing Associates LP 99%
05            MHIFED 94 COMPANY
05            MHIFED 94 LP (Delaware partnership) 1%GP; 99%LP to
              Bell Atlantic
06               Berry Avenue Associates LP 99%
06               Carlton Way Apartments LP 99%
06               CDR Senior Housing Associates (Casa del Rio) 99%
06               Corona Ely/Ranch Associates LP 99%
06               Fairview Village Associates LP 99%
06               Fell Street Housing Associates LP 99%
06               Hope West Apartments LP 99%
06               Morrone Gardens Associates LP 99%

06               Pajaro Court Associates LP 99%
06               Tierra Linda Associates LP 99%
06               Tlaquepaque Housing Associates LP 99%
05            MHIFED 95 COMPANY
05            MHIFED 95 LP (Delaware partnership) 1%GP; 99%LP to
              Bell Atlantic
06               1101 Howard Street Associates LP 99%
06               Avalon Courtyard LP (Carson Senior Housing) 99%
06               Hollywood El Centro LP 99%
06               La Brea/Franklin LP 99%
06               Larkin Pine LP 99%
06               Mercy Housing California III LP (3rd & Reed) 99%
06               Pinole Grove Associates LP 99%
06               Second Street Center LP (Santa Monica) 99%
06               Solinas Village Partners LP 99%
06               Three Oaks Housing LP 99%
05            MHIFED 96 COMPANY
05            MHIFED 96 LP (Delaware partnership) 5%GP; 95%LP to
              Cargill
06               Lavell Village Associates LP 99%
06               North Town Housing Partners LP (Villa del Norte
                 Village) 99%
06               Poco Way Associates LP 99%
06               Seasons Affordable Senior Housing LP 99%
05            MHIFED 96A COMPANY
05            MHIFED 96A LP (Delaware partnership) 1%GP; 99%LP to
              Bell Atlantic
06               Good Samaritan Associates LP 99%
06               Metro Senior Associates LP 99%
06               Oxnard Housing Associates LP 99%
06               Reseda Village LP 99%
06               Round Walk Village Apartments LP 99%
06               Santa Alicia Family Housing Associates 99%
06               Vine Street Court LP 99%
06               Vine Street Court LP II 99%
05            MHIFED 97 COMPANY
06               MHIFED 97 LP 99%LP
05            MHIFED 97 LP 1%GP
05            Mid-Peninsula Sharmon Palms Associates LP (Sharmon
              Palms) 99%
05            MISSION HOUSING ALPHA
06               Lee Park Investors LP (Pennsylvania partnership) 99%
06               Quebec Arms Apartments LP 0.05% GP
06               University Manor Apartment LP 0.05% GP
05            MISSION HOUSING BETA
              [owns 2.58% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MISSION HOUSING DELTA
              [owns 1.07% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
06               MH II LP 99%
07                  5363 Dent Avenue Associates LP 99%
06               MH III LP 99%
07                  DeRose Housing Associates LP 99%
06               MH IV LP 99%
07                  MPT Apartments LP (MacArthur Park) 99%
06               MH V LP 99%
07                  Centennial Place LP 99%
05            MISSION HOUSING DENVER
              [owns 5.67% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MISSION HOUSING EPSILON
              [owns 0.54% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
06               Edison Capital Affordable Housing 99A G.P. 2.78%

07                  Edison Capital Housing Partners IX LP 13.5533%GP
08                      1010 SVN Associates LP 99.9%
08                      2814 Fifth Street Associates LP (Land Park
                        Woods) 99%
08                      Alma Place Associates LP 99%
08                      Knolls Community Associates LP 99.9%
08                      Monterra Village Associates LP 99%
08                      Pacific Terrace Associates LP 99.9%
08                      PVA LP (Park Victoria) 99%
08                      Sherman Glen, L.L.C. 99%
08                      Strobridge Housing Associates LP 99%
08                      Trolley Terrace Townhomes LP 99.9%
08                      Walnut Avenue Partnership LP 99%
05            MISSION HOUSING GAMMA
              [owns 1.73% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MISSION HOUSING HOLDINGS
              [owns 13.10% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            Mission Housing Partnership 1996 LP (Delaware
              partnership) 1%GP
06               La Terraza Associates LP (Carlsbad Villas at Camino
                 Real) 99%
05            MISSION HOUSING THETA
06               MISSION FUNDING THETA
                 [owns 0.01% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
07                  Cedarshores Limited Dividend Housing Association
                    LP 0.01%
07                  Edison Capital Affordable Housing 99A G.P. 0.01%
08                      Edison Capital Housing Partners IX LP 13.5533%GP
09                         1010 SVN Associates LP 99.9%
09                         2814 Fifth Street Associates LP (Land Park
                           Woods) 99%
09                         Alma Place Associates LP 99%
09                         Knolls Community Associates LP 99.9%
09                         Monterra Village Associates LP 99%
09                         Pacific Terrace Associates LP 99.9%
09                         PVA LP (Park Victoria) 99%
09                         Sherman Glen, L.L.C. 99%
09                         Strobridge Housing Associates LP 99%
09                         Trolley Terrace Townhomes LP 99.9%
09                         Walnut Avenue Partnership LP 99%
07                  Edison Capital Affordable Housing 99B G.P. 0.01%
08                      Edison Capital Housing Partners X LP 19.3952%GP
09                         Beacon Manor Associates LP 99.9%
09                         Boulder Creek Apartments LP 99.9%
09                         Burlington Senior Housing LLC 99.9%
09                         CCS/Renton Housing LP (Renton) 99.9%
09                         Coolidge Station Apartments L.L.C. 99%
09                         Lark Ellen LP 99%
09                         Mercy Housing California IX LP (Sycamore) 99.9%
09                         Morgan Hill Ranch Housing LP 99%
09                         Pacifica Community Associates LP (Villa
                           Pacifica) 99.9%
09                         Persimmon Associates LP 99%
09                         Providence-Brown Street Housing LP (Brown
                           Street) 99.9%
09                         San Juan Commons 1996 LP 99.9%
09                         Timber Sound, Ltd. 99%
09                         Timber Sound II, Ltd. 99%
09                         Trinity Park Apartments LP 99.9%
09                         Venbury Trail LP 99.9%
07                  Oakdale Terrace Leased Housing Associates LP 0.01%
07                  Westfield Condominium Investment LP 0.01%

7                  Woodleaf Village LP 0.01%
06               Mission Housing Investors Partnership 5%GP; 95%LP
                 to GECC
07                  1028 Howard Street Associates LP 99%
07                  Forest Winds Associates LP 99%
07                  Glen Eden Associates LP (A Street) 99%
07                  Gray's Meadows Investors LP 99%
07                  Prince Bozzuto LP (Fairground Commons) (Maryland
                    partnership) 99%
07                  Rancho Park Associates LP 99%
07                  Rustic Gardens Associates LP 99%
07                  Sea Ranch Apartments LP 99%
07                  Springdale Kresson Associates LP (Jewish Federation)
                    (New Jersey partnership) 99%
05            MISSION HOUSING ZETA
              [owns 5.35% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MISSION SA COMPANY
05            National Boston Lofts Associates LLLP (Boston Lofts) 99%
05            Oakdale Terrace Leased Housing Associates LP 98.99%
05            OL Hope LP (Olympic Hope) 99.9%
05            Olive Court Apartments LP 98.9%
05            Ontario Senior Housing LP (Ontario Plaza) 99%
05            Parkview Apartments Associates LP (Parkview/Sunburst)
              99.9%
05            Pecan Court Associates LP 99%
05            Pilot Grove LP (Massachusetts partnership) 99%
05            Pinewood on Wisconsin Apartments 99%
05            Post Office Plaza LP (Ohio partnership) 99%
05            Quebec Arms Apartments LP 99.9%
05            Red Lake LP #1 99%
05            San Martin de Porres LP 99.9%
05            Schoolhouse Court Housing Associates LP 99%
05            SD Regency Centre LP 99.9%
05            Southern Hotel LP 99.9%
05            Tabor Grand LP (Colorado partnership) 99%
05            Terra Cotta Housing Associates LP 99.9%
05            University Manor Apartments LP 99.9%
05            Virginia Lane LP 99.9%
05            Vista Verde Housing Associates LP 99.9%
05            WGA INVESTORS COMPANY [dead project]
05            West Valley Hart LP (Hart & Alabama) 99.9%
05            Westfield Condominium Investment LP 98.99%
05            White Mountain Apache LP 99%
04        EDISON INTEGRATED ENERGY SERVICES
04        MISSION FIRST ASSET INVESTMENT
04        MISSION FUNDING BETA
04        MISSION FUNDING EPSILON
05            EDISON CAPITAL (BERMUDA) INVESTMENTS, LTD. (Bermuda
              corporation)
              Address:  Clarendon House, 2 Church Street, Hamilton
              HM CX, Bermuda
06               Edison Capital LAI (Bermuda) Ltd. (Bermuda corporation)
                 Address: Clarendon House, 2 Church Street, P.O. Box HM666, Hamilton HM CX, Bermuda
07                  Trinidad and Tobago Methanol Company Limited
                    (equity) 1.0%
06 Edison Capital Latin American Investments (Bermuda) Ltd. (Bermuda corporation) 33.3%
                 Address: Clarendon House, 2 Church Street, P.O. Box HM666, Hamilton HM CX, Bermuda
07                  AIG Asian Infrastructure Fund II LP 5.8%
07                  AIG-GE Capital Latin American Infrastructure
                    Fund LP 8%

07                  AIG Emerging Europe Infrastructure Fund LP 18.05%
07                  AIG Emerging Europe Infrastructure Management LP
                    23.6%GP
05            EDISON CAPITAL INTERNATIONAL (BERMUDA) LTD.
              Address:  Clarendon House, 2 Church Street, P.O. Box
              HM666, Hamilton HM CX, Bermuda
06               EDISON CAPITAL INTERNATIONAL TRANSMISSION (BERMUDA)
                 LTD. (Bermuda corporation) 100%
06               Edison Capital Latin American Investments (Bermuda)
                 Ltd. (Bermuda corporation) 33.3%
07                  AIG Asian Infrastructure Fund II LP 5.8%
07                  AIG-GE Capital Latin American Infrastructure Fund
                    LP 7.89%
08                      Andes Energy XII Ltd. 100%
09                         Paz Holdings Ltd. 43.22%
10 Compania Adminstradora de Empresas Bolivia S.A. (Cade) 12.55% (Bolivian service company)
                              Address:  Edificio Electropaz SA, subsuelo
                              Plaza Venezuela No. 1401 esq. Loayza,
                              La Paz, Bolivia
10 Electricidad de La Paz S.A. (Electropaz) (equity) 10% (Bolivian foreign utility company) [See 4.EC01]
                              Address:  Avenida Illimani l973, Casilla
                              10511, La Paz, Bolivia
10 Empresa de Luz y Fuerza Electrica de Oruro S.A. (Elfeo) 12.55% (Bolivian foreign utility company) [See 4.EC02]
                              Address:  Junin No. 710, Casilla No. 53,
                              Oruro, Bolivia
10                            Empresa de Servicios Edeser S.A. (Edeser)
                              12.55% (Bolivian service company)
                              Address:  Iturralde No. 1309, Miraflores,
                              La Paz, Bolivia
07                  AIG Emerging Europe Infrastructure Fund LP 18.05%
07                  AIG Emerging Europe Infrastructure Management LP
                    23.6%GP
06               Lyonnaise Latin America Water Corporation Ltd.
                 (equity) 25.8%
06               Olmeca Cable Investments Ltd. (Mandeville Mexico,
                 S.A.) 21.7%
06               Paz Holdings Ltd. 30.42%
07                  Compania Adminstradora de Empresas Bolivia S.A.
                    (Cade) 12.55% (Bolivian service company)
                    Address:  Edificio Electropaz SA, subsuelo Plaza
                    Venezuela No. 1401 esq. Loayza, La Paz, Bolivia
07                  Electricidad de La Paz S.A. (Electropaz)
                    (equity) 10% (Bolivian foreign utility company)
                    [See 4.EC01]
                    Address:  Avenida Illimani l973, Casilla 10511,
                    La Paz, Bolivia
07                  Empresa de Luz y Fuerza Electrica de Oruro S.A.
                    (Elfeo) 12.55% (Bolivian foreign utility company)
                    [See 4.EC02]
                    Address:  Calle Junin No. 71, Casilla No. 53,
                    Oruro, Bolivia
07                  Empresa de Servicios Edeser S.A. (Edeser) 12.55%
                    (Bolivian service company)
                    Address:  Iturralde No. 1309, Miraflores, La Paz,
                    Bolivia
05            Edison Capital Latin American Investments Holding
              Company (Delaware corporation)
06               Edison Capital Latin American Investments (Bermuda)
                 Ltd. (Bermuda corporation) 33.3%
07                  AIG Asian Infrastructure Fund II LP 5.8%

07                  AIG-GE Capital Latin American Infrastructure Fund
                    LP 7.89%
07                  AIG Emerging Europe Infrastructure Fund LP 18.05%
07                  AIG Emerging Europe Infrastructure Management LP
                    23.6%GP
05            EDISON CAPITAL (NETHERLANDS) HOLDINGS B.V.
              Address:  Aert van Nesstraat 45, 3012 CA Rotterdm, The
              Netherlands
06               EDISON CAPITAL (NETHERLANDS) INVESTMENTS B.V.
                 Address:  Aert van Nesstraat 45, 3012 CA Rotterdm,
                 The Netherlands
07                  Adams Campus Limited (Clarendon College) 25%
07                  Barr Castlehill Holdings Limited 22.05%
07                  Catchment Highland Limited (Highland Project) 16.67%
07                  Covesea Limited (Lossiemouth Project) 16.67%
07                  Dumfries and Galloway Royal Infirmary 19.9%
07                  Fiddler's Ferry and Ferrybridge Power Plants 33%
07                  GH Bodmin (Holdco) Limited 9.8%
07                  HpC King's College Hospital (Holdings) Limited 20%
07                  Kinnoul House Limited (Perth Project) 25%
07                  Morrison Edison Investments Limited 50%
07                  Newham Community Healthcare Services NHS Trust 9.8%
07                  Road Link (A69) Limited 9.12%
07                  St. George's Hospital 80%
07                  St. Mary's Wing of Luton and Dunstable Hospital 20.8%
07                  Summit Holdings (Law) Limited (Law Hospital) 20%
07                  Wansbeck General Hospital for the Northumbria
                    Health Care NHS Trust 19.2%
05            GEM Energy Company (New York partnership) 50%GP
05            MISSION FUNDING ALPHA
06               MISSION FUNDING MU
07                  EPZ Mission Funding Mu Trust (equity interest in
                    foreign utility company) [See 4.EC03]
                    Address:  c/o Wilmington Trust Company, Rodney
                    Square North, 111 North Market Square, Wilmington,
                    Delaware 19890-0004
05            MISSION FUNDING DELTA
06               MISSION FUNDING NU
07                  EPZ Mission Funding Nu Trust (equity interest in
                    foreign utility company) [See 4.EC04]
                    Address:  c/o Wilmington Trust Company, Rodney
                    Square North, 111 North Market Square, Wilmington,
                    Delaware 19890-0004
05            MISSION INVESTMENTS, INC. (U.S. Virgin Islands corp.)
              Address:  ABN Trustcompany, Guardian Building,
              Havensight, 2nd Floor, St. Thomas, U.S. Virgin Islands
05            MISSION (BERMUDA) INVESTMENTS, LTD. (Bermuda corp.)
              Address:  Clarendon House, 2 Church Street,
              Hamilton HM CX, Bermuda
04        MISSION FUNDING GAMMA
04        MISSION FUNDING KAPPA
05            ABB Funding Partners, LP 14.27%
04        MISSION FUNDING ZETA
05            Huntington LP (New York partnership) 50%
05            Lakota Ridge LLC 75% [See 4.EC05]
              Address:  c/o Northern Alternative Energy, Inc., 333
              Washington Ave North, Suite 402, Minneapolis, MN 55401
05            Shaokatan Hills LLC 75% [See 4.EC06]
              Address:  c/o Northern Alternative Energy, Inc., 333
              Washington Ave North, Suite 402, Minneapolis, MN 55401
05            Woodstock Hills LLC 75% [See 4.EC07]
              Address:  191 West Fifth Street, Cottonwood, MN 56229
04        MISSION IOWA WIND COMPANY
05            Storm Lake Power Partners I LLC (99%) [See 4.EC08]

              Address:  13000 Jameson Road, Tehachapi, CA 93561
03     EDISON MORTGAGE COMPANY
03     MISSION BARTLETT HILL COMPANY
03     MISSION INTERNATIONAL CAPITAL, INC.
03     RENEWABLE ENERGY CAPITAL COMPANY

02 MISSION LAND COMPANY is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 1700, Irvine, California 92612-1046. It is engaged, directly and through its subsidiaries, in the business of owning, managing and selling industrial parks and other real property investments. The subsidiaries and partnerships of Mission Land Company are listed below. Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California, and have the same principal place of business as Mission Land Company.

03     ASSOCIATED SOUTHERN INVESTMENT COMPANY
03     CALABASAS PALATINO, INC. (Inactive)
03     Carol Stream Developers G.P. (Illinois partnership) 60%GP
03     Centrelake Partners, LP (limited partnership) 98%GP
03     IRWINDALE LAND COMPANY (Inactive)
03     MISSION AIRPORT PARK DEVELOPMENT CO.
04        Carol Stream Developers G.P. (Illinois partnership) 40%GP
04        Centrelake Partners, LP (limited partnership) 2%LP
04        Mission Vacaville LP (limited partnership) 1%GP
03     MISSION INDUSTRIAL CONSTRUCTORS, INC. (Inactive)
03     Mission-Oceangate 75%GP
03     MISSION/ONTARIO, INC. (Inactive)
03     MISSION SOUTH BAY COMPANY (Inactive)
04        Mission-Oceangate 25%GP
03     MISSION TEXAS PROPERTY HOLDINGS, INC. (Inactive)
03     Mission Vacaville LP (limited partnership) 99%LP

02 MISSION POWER ENGINEERING COMPANY is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 1700, Irvine, California 92612-1046. It is currently an inactive company. The subsidiaries of Mission Power Engineering Company are listed below.
          Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California, and have the same principal place of business as Mission Power Engineering Company.

03     ASSOCIATED SOUTHERN ENGINEERING COMPANY (Inactive)

02 EDISON MISSION ENERGY is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite
          1700, Irvine, California 92612-1046. Edison Mission Energy owns the stock of a group of corporations which, primarily through partnerships with non-affiliated entities, are engaged in the business of developing, owning, leasing and/or operating cogeneration, geothermal and other energy or energy-related projects pursuant to the Public Utility
          Regulatory Policies Act of 1978. Edison Mission Energy, through wholly owned subsidiaries, also has ownership interests in a number of independent power projects in operation or under development that either have been reviewed by the Commission's staff for compliance with the Act or are or will be exempt wholesale generators or foreign utility companies under the Energy Policy Act of 1992. In addition, some Edison Mission Energy subsidiaries have made fuel-related investments and a limited number of non-energy related investments. The subsidiaries and partnerships of Edison Mission Energy are listed below. Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California and have the same principal place of business as Edison Mission Energy.

EDISON MISSION ENERGY DOMESTIC COMPANIES:
03     AGUILA ENERGY COMPANY (LP)
04 American Bituminous Power Partners, LP (Delaware limited partnership) 49.5%; 50% with Pleasant Valley
05            American Kiln Partners, LP (Delaware limited partnership)
              49.5% of 53%
03     ANACAPA ENERGY COMPANY (GP)
04        Salinas River Cogeneration Company 50%
03     ARROWHEAD ENERGY COMPANY (Inactive)
03     BALBOA ENERGY COMPANY (GP)
04        Smithtown Cogeneration, LP (Delaware partnership) 50%; 100%
          w/Kingspark
03     BERGEN POINT ENERGY COMPANY (GP) Company and interests
       sold December 2000
04        TEVCO/Mission Bayonne Partnership (Delaware G.P.) 50%
05            Cogen Technologies NJ Ventures (Delaware G.P.) 0.75%
03     BLUE RIDGE ENERGY COMPANY (GP)
04 Bretton Woods Cogeneration, LP (Delaware limited partnership) 50%; 100% w/Bretton Woods
03     BRETTON WOODS ENERGY COMPANY (GP & LP)
04        Bretton Woods Cogeneration, LP (Delaware LP) 50%; 100%
          w/Blue Ridge
03     CAMINO ENERGY COMPANY (GP)
04        Watson Cogeneration Company (general partnership) 49%
04        CPC Cogeneration LLC (Delaware LLC) 49%
03     CAPISTRANO COGENERATION COMPANY (GP)
04        James River Cogeneration Company (North Carolina
          partnership) 50%
03     CENTERPORT ENERGY COMPANY (GP & LP)
04        Riverhead Cogeneration I, LP (Delaware partnership) 50%;
          100% w/ Ridgecrest
03     CHESAPEAKE BAY ENERGY COMPANY (GP)
04        Delaware Clean Energy Project (Delaware general
          partnership) 50%
03     CHESTER ENERGY COMPANY (no partners; option Chesapeake,VA)
03     CLAYVILLE ENERGY COMPANY
04        Oconee Energy, LP (Delaware LP) 50%; 100% w/Coronado
03     COLONIAL ENERGY COMPANY (Inactive)
03     CORONADO ENERGY COMPANY
04        Oconee Energy, LP (Delaware LP) 50%; 100% w/Clayville
03     CRESCENT VALLEY ENERGY COMPANY (Inactive)
03     DEL MAR ENERGY COMPANY (GP)
04        Mid-Set Cogeneration Company 50%
03     DELAWARE ENERGY CONSERVERS, INC. (Delaware corporation)
       (Inactive)
03     DESERT SUNRISE ENERGY COMPANY (Nevada corporation) (Inactive)
03     DEVEREAUX ENERGY COMPANY (LP)
04        Auburndale Power Partners, LP (Delaware LP) 49%LP; 50%
          w/ El Dorado [See 4.EME01] [07/06/2000 Calpine acquired the remaining 50% from EME]
03     EASTERN SIERRA ENERGY COMPANY (GP & LP)
04        Saguaro Power Company, LP 50%
03     EAST MAINE ENERGY COMPANY (Inactive) [dissolving]
03     EDISON ALABAMA GENERATING COMPANY
03     EDISON MISSION DEVELOPMENT, INC. (Delaware corporation) 100%
03     EDISON MISSION ENERGY FUEL
04        EDISON MISSION ENERGY OIL & GAS

05            Four Star Oil & Gas Company 35.84%
04        EDISON MISSION ENERGY PETROLEUM
04        POCONO FUELS COMPANY (Inactive)
04        SOUTHERN SIERRA GAS COMPANY
05            TM Star Fuel Company (general partnership) 50%
03     EDISON MISSION ENERGY FUNDING CORP. (Delaware corporation) 1%
03     EDISON MISSION ENERGY GLOBAL MANAGEMENT, INC. (Delaware
       corporation) [Corporation dissolved 12/21/2000]
04        MAJESTIC ENERGY LIMITED (UK private limited company)
          Address:  Lansdowne House, Berkeley Square, London
          W1X 5DH England [owned directly by EME--Tier 3]
05            EME ROYALE (New Zealand private limited company)
              Address:  Lansdowne House, Berkeley Square, London
              W1X 5DH England [Tier 4]
06               EDISON MISSION ENERGY TAUPO LIMITED (New Zealand
                 company) 100% [Tier 5]
                 Address:  Southgate Complex, Level 20, HWT Tower, 40
                 City Road, South Melbourne, 3205 Victoria, Australia
03     Edison Mission Energy Interface Ltd. (British Columbia Co.)
       Address:  2 Sheppard Ave. E. #200, North York, Ontario, Canada
04        The Mission Interface Partnership (Province of Ontario
          G.P.) 50%
03     EDISON MISSION ENERGY SERVICES, INC. [formerly EDISON MISSION
       ENERGY FUEL SERVICES, INC.] [PowerGen project]
03     EDISON MISSION FUEL RESOURCES, INC. [Com Ed Project
03     EDISON MISSION FUEL TRANSPORTATION, INC. [Com Ed Project]
03     EDISON MISSION MARKETING & TRADING, INC. [Com Ed Project]
04        CP POWER SALES FIVE, L.L.C.
04        CP POWER SALES THIRTEEN, L.L.C.
04        CP POWER SALES FOURTEEN, L.L.C.
04        CP POWER SALES FIFTEEN, L.L.C.
04        CP POWER SALES SEVENTEEN, L.L.C.
04        CP POWER SALES EIGHTEEN, L.L.C.
04        CP POWER SALES NINETEEN, L.L.C.
04        CP POWER SALES TWENTY, L.L.C.
03     EDISON MISSION HOLDINGS CO. (formerly EME Homer City
       Holdings Co.)
04        CHESTNUT RIDGE ENERGY COMPANY 100%
05            EME HOMER CITY GENERATION LP (Pennsylvania) 99%LP
              [See 4.EME06]
              Address:  1750 Power Plant Road, Homer City,
              PA 15748-8009
04        EDISON MISSION FINANCE CO. 100%
04        HOMER CITY PROPERTY HOLDINGS, INC. 100%
04        MISSION ENERGY WESTSIDE, INC. 100%
05            EME HOMER CITY GENERATION LP (Pennsylvania) 1%GP
              [See 4.EME06]
              Address:  1750 Power Plant Road, Homer City,
              PA 15748-8009
03     EDISON MISSION OPERATION & MAINTENANCE, INC.
04        Mission Operations de Mexico, S.A. de C.V. 99%
          Address:  Bosques de Ciruelos No. 304 2 Piso, Colonia
          Bosques de las Lomas, 11700 Mexico Distrito Federal
03     EDISON MISSION PROJECT CO. (formerly EME UK
       International, Inc.) (Delaware corp) 100% [holds 100% of
       the issued and outstanding Class D shares of MEC International
       B.V. (0.01%)--see INTERNATIONAL section]
03     EL DORADO ENERGY COMPANY (GP)
04 Auburndale Power Partners, LP (Delaware LP) 1%GP; 50% w/ Devereaux [See 4.EME01] [07/06/2000 Calpine acquired the remaining 50% from EME]
03     EME EASTERN HOLDINGS CO.
          ATHENS FUNDING, L.L.C.

04        CITIZENS POWER HOLDINGS ONE, LLC
05            CL POWER SALES ONE, L.L.C. 25%
05            CL POWER SALES TWO, L.L.C. 25%
05            CL POWER SALES SIX, L.L.C. 25%
05            CL POWER SALES SEVEN, L.L.C. 25%
05            CL POWER SALES EIGHT, L.L.C. 25%
05            CL POWER SALES NINE, L.L.C. 25%
05            CL POWER SALES TEN, L.L.C. 25%
04        CP POWER SALES TWELVE, L.L.C.
03     EMP, INC. (Oregon corporation) (GP & LP) (Inactive)
03     FOUR COUNTIES GAS COMPANY (Inactive)
03     GLOBAL POWER INVESTORS, INC.
03     HANOVER ENERGY COMPANY
04        CHICKAHOMINY RIVER ENERGY CORPORATION (Virginia
          corporation) (GP & LP)
05            Commonwealth Atlantic LP (Delaware partnership)
              50% [See 4.EME03]
              Address:  2837 South Military Highway, Chesapeake,
              VA 23323-0286
03     HOLTSVILLE ENERGY COMPANY (GP & LP)
04        Brookhaven Cogeneration, LP (Delaware partnership) 50%;
          100% w/ Madera
03     INDIAN BAY ENERGY COMPANY (GP & LP)
04        Riverhead Cogeneration III, LP (Delaware partnership) 50%;
          100% w/ Santa Ana
03     JEFFERSON ENERGY COMPANY (GP & LP) (Inactive)
03     KINGS CANYON ENERGY COMPANY (Inactive)
03     KINGSPARK ENERGY COMPANY (GP & LP)
04        Smithtown Cogeneration, LP (Delaware partnership) 50%;
          100% w/ Balboa
03     LAGUNA ENERGY COMPANY (Inactive) (former interest in Ambit)
03     LA JOLLA ENERGY COMPANY (Inactive) (used for Belridge)
03     LAKEVIEW ENERGY COMPANY
04        Georgia Peaker, LP (Delaware LP) 50%; 100% w/Silver Springs
03     LEHIGH RIVER ENERGY COMPANY (Inactive)
03     LONGVIEW COGENERATION COMPANY (held for Weyerhauser)
03     MADERA ENERGY COMPANY (GP)
04        Brookhaven Cogeneration, LP (Delaware partnership) 50%;
          100% w/ Holtsville
03     MADISON ENERGY COMPANY (LP)
04        Gordonsville Energy, LP (Delaware partnership) 49%;
          50% w/ Rapidan [See 4.EME04]
          Address:  115 Red Hill Road, Gordonsville, VA 22942
03     MIDWEST GENERATION EME, LLC (Delaware LLC) 100%
       Address:  One Financial Place, 400 South LaSalle Street,
       Suite 3410, Chicago, Illinois 60605
04        COLLINS HOLDINGS EME, LLC
          Address:  One Financial Place, 400 South LaSalle Street,
          Suite 3410, Chicago, Illinois 60605
04        EDISON MISSION MIDWEST HOLDINGS CO. 100%
          Address:  One Financial Place, 400 South LaSalle Street,
          Suite 3410, Chicago, Illinois 60605
05            EDISON MISSION ENERGY FUEL SERVICES, LLC
              Address:  One Financial Place, 440 South LaSalle Street,
              Suite 3500, Chicago, Illinois 60605
05            EDISON MISSION OVERSEAS CO. (Com Ed project) 100%
              Address:  One Financial Place, 400 South LaSalle Street,
              Suite 3410, Chicago, Illinois 60605
06               EDISON MISSION OVERSEAS LTD. (Com Ed project) 100%
                 Address:  One Financial Place, 400 South LaSalle
                 Street, Suite 3410, Chicago, Illinois 60605
05            MIDWEST GENERATION, LLC (Com Ed project) 100% [See 4.EME07]
              Address:  One Financial Place, 400 South LaSalle Street,

              Suite 3410, Chicago, Illinois 60605
03     MIDWEST PEAKER HOLDINGS, INC. (Delaware corporation) 100%
03     Mission Capital, LP (Delaware LP) 3%; MIPS partnership
03     MISSION DEL CIELO, INC. 100%
04        Mission Del Sol, LLC (Delaware LLC) 100%
05            Sunrise Power Company 100% [EWG]
03     MISSION/EAGLE ENERGY COMPANY (Inactive)
03 MISSION ENERGY CONSTRUCTION SERVICES, INC. (Provided services for construction Paiton Project)
03     MISSION ENERGY GENERATION, INC. (Inactive)
03     MISSION ENERGY HOLDINGS, INC.
04        Mission Capital, LP (Delaware LP) 97%; MIPS partnership
03     MISSION ENERGY HOLDINGS INTERNATIONAL, INC. [holds 100% of the issued and outstanding Class A shares of MEC International B.V. (99.97%)--see INTERNATIONAL section]
04        EME INVESTMENTS, LLC (Delaware LLC) 100% [Contact Energy Acq.]
04 EME SOUTHWEST POWER CORPORATION (Delaware corp) 100% [holds 100% of the issued and outstanding Class C shares of MEC International B.V. (0.01%)--see INTERNATIONAL section]
04        EME UK INTERNATIONAL LLC (Delaware LLC) 100% [holds 100% of the issued and outstanding Class B stock of MEC International
          B.V. (0.01%)--see INTERNATIONAL section]
03     MISSION ENERGY INDONESIA (Inactive)
03     MISSION ENERGY MEXICO (Inactive) formerly the branch office in
       Mexico (no partnership)
03     MISSION ENERGY NEW YORK, INC. (GP & LP)
04 Brooklyn Navy Yard Cogeneration Partners, LP (Delaware partnership) 50% [See 4.EME02]
          Address: Flushing Avenue, Cumberland Street, Building 41, Brooklyn, NY 11205
03     MISSION ENERGY WALES COMPANY
04        Mission Hydro Limited Partnership 30%
          Address:  Lansdowne House, Berkeley Square, London W1X 5DH
          England
05            EME Generation Holdings Limited (UK company) 100%
              Address:  Lansdowne House, Berkeley Square, London W1X 5DH
              England
06               Loyvic Pty Ltd. (Australia company) 100%
                 Address:  Southgate Complex, Level 20, HWT Tower, 40
                 City Road, South Melbourne, 3205 Victoria, Australia
07                  Energy Capital Partnership (Australia partnership) 1%
                    Address:  Southgate Complex, Level 20, HWT Tower, 40
                    City Road, South Melbourne, 3205 Victoria, Australia
08                      Enerloy Pty Ltd. (Australia company) 100%
                        Address:  Southgate Complex, Level 20, HWT Tower, 40
                        City Road, South Melbourne, 3205 Victoria, Australia
06               EME Victoria Generation Limited (UK company) 100%
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
07                  Energy Capital Partnership (Australia partnership 98%
08                      Enerloy Pty Ltd. (Australia company) 100%
07                  Mission Energy Development Australia Pty Ltd. 100%
                    Address:  Southgate Complex, Level 20, HWT Tower, 40
                    City Road, South Melbourne, 3205 Victoria, Australia
08                      Gippsland Power Pty Ltd 100%
                        Address:  Southgate Complex, Level 20, HWT Tower, 40
                        City Road, South Melbourne, 3205 Victoria, Australia
09                         Loy Yang B Joint Venture 49% [See 4.EME12]
                           Address:  Bartons Lane, Loy Yang, Victoria,
                           Australia 3844
06               Energy Capital Partnership (Australia partnership) 1%LP
07                  Enerloy Pty Ltd. (Australia company) 100%
06               First Hydro Holdings Company (Australia partnership) 99%

                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
07                  First Hydro Company 99% [See 4.EME16]
                    Address: Bala House, St. David's Park, Ewloe, Dlwyd, Wales CH5 3XJ
07                  First Hydro Finance plc 100%
                    Address:  Lansdowne House, Berkeley Square,
                    London W1X 5DH England
08                      First Hydro Company 1% [See 4.EME16]
                        Address:  Bala House, St. David's Park
                        Ewloe, Dlwyd, Wales CH5 3XJ
03     Mission Operations de Mexico, S.A. de C.V. 1%
       Address:  Bosques de Ciruelos No. 304 2 Piso, Colonia
       Bosques de las Lomas, 11700 Mexico Distrito Federal
03     MISSION TRIPLE CYCLE SYSTEMS COMPANY (GP)
04        Triple Cycle Partnership (Texas G.P.) 50%
03     NORTH JACKSON ENERGY COMPANY (Inactive)
03     NORTHERN SIERRA ENERGY COMPANY (GP)
04        Sobel Cogeneration Company (general partnership) 50%
03     ORTEGA ENERGY COMPANY
03     PANTHER TIMBER COMPANY (GP)
04        American Kiln Partners, LP (Delaware limited partnership) 2%
03     PARADISE ENERGY COMPANY (Inactive)
03     PLEASANT VALLEY ENERGY COMPANY (GP)
04 American Bituminous Power Partners, LP (Delaware limited partnership) 0.5%; 50% w/Aguila
05            American Kiln Partners, LP (Delaware Limited
              Partnership) 0.5% of 53%
03     PRINCE GEORGE ENERGY COMPANY (LP)
04        Hopewell Cogeneration Limited Partnership (Delaware
          limited partnership) 24.75%
04        Hopewell Cogeneration Inc. (Delaware corporation) 25%
05            Hopewell Cogeneration Limited Partnership (Delaware
              limited partnership) 1%
03     QUARTZ PEAK ENERGY COMPANY (LP)
04        Nevada Sun-Peak LP (Nevada partnership) 50% [See 4.EME08]
          Address:  200 South Virginia Street, Reno, NV 89501
03     RAPIDAN ENERGY COMPANY (GP)
04        Gordonsville Energy, LP (Delaware partnership) 1%;
          50% w/ Madison [See 4.EME04]
          Address:  115 Red Hill Road, Gordonsville, VA 22942
03     REEVES BAY ENERGY COMPANY (GP & LP)
04        North Shore Energy LP (Delaware partnership) 50%; 100%
          w/ Santa Clara
05            Northville Energy Corporation (New York corp.) 100%
03     RIDGECREST ENERGY COMPANY (GP)
04        Riverhead Cogeneration I, LP (Delaware partnership) 50%;
          100% w/ Centerport
03     RIO ESCONDIDO ENERGY COMPANY
03     RIVERPORT ENERGY COMPANY (GP & LP)
04        Riverhead Cogeneration II, LP (Delaware partnership) 50%;
          100% w/ San Pedro
03     SAN GABRIEL ENERGY COMPANY (Inactive)
03     SAN JOAQUIN ENERGY COMPANY (GP)
04        Midway-Sunset Cogeneration Company, LP 50%
03     SAN JUAN ENERGY COMPANY (GP)
04        March Point Cogeneration Company 50%
03     SAN PEDRO ENERGY COMPANY (GP)
04        Riverhead Cogeneration II, LP (Delaware partnership) 50%;
          100% w/ Riverport
03     SANTA ANA ENERGY COMPANY (GP)
04        Riverhead Cogeneration III, LP (Delaware partnership) 50%;
          100% w/ Indian Bay
03     SANTA CLARA ENERGY COMPANY (GP)

04        North Shore Energy, LP (Delaware partnership) 50%; 100%
          w/ Reeves Bay
05            Northville Energy Corporation (New York corp.) 100%
03     SILVERADO ENERGY COMPANY (GP)
04        Coalinga Cogeneration Company 50%
03     SILVER SPRINGS ENERGY COMPANY
04        Georgia Peaker, LP (Delaware limited partnership) 50%;
          100% w/ Lakeview
03     SONOMA GEOTHERMAL COMPANY (Inactive)
03     SOUTH COAST ENERGY COMPANY (GP)
04        Harbor Cogeneration Company 30% [See 4.EME05]
          Address:  420 Henry Ford Avenue, Wilmington, CA 93210
03     SOUTHERN SIERRA ENERGY COMPANY (GP)
04        Kern River Cogeneration Company (general partnership) 50%
03     THOROFARE ENERGY COMPANY (Inactive)
03     VIEJO ENERGY COMPANY (GP)
04        Sargent Canyon Cogeneration Company 50%
03     VISTA ENERGY COMPANY (New Jersey corporation) (Inactive)
03     WESTERN SIERRA ENERGY COMPANY (GP)
04        Sycamore Cogeneration Company (general partnership) 50%

EDISON MISSION ENERGY INTERNATIONAL COMPANIES:
04 MEC International B.V. (Netherlands corporation) (Holding Company 99.99% owned by Mission Energy Holdings International, Inc., a California corp. (owns 100% of
          Class A Shares) and 0.01% by EME UK International LLC,
          a Delaware LLC (owns 100% of Class B shares)
          Address: Apollolaan 15, 1077 AB Amsterdam, The Netherlands
05            Adelaide Ventures Ltd. (Cayman Island company) 100%
              Address: Walker House, Mary Street, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands
05            Beheer-en Beleggingsmaatschappij Botara B.V. (LYB
              Peakers Project) 100%
              Address: Croeselaan 18, 3500 GT Utrecht, The Netherlands
06 Valley Power Pty Ltd. (proprietary limited Australia company; LYB Peakers Project)
                 Address: Southgate Complex, Level 20, HWT Tower, 40 City Road, South Melbourne, 3205 Victoria, Australia
05            Beheer-en Beleggingsmaatschappij Jydeno B.V. (Inactive)
              100%
              Address: Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Edison Mission Advantage B.V. 100% (Inactive)
              Address: Croeselaan 18, 3500 GT Utrecht, The Netherlands
05 Edison Mission Energy Asia Pte Ltd. (Singapore private company limited by shares) 100% (EME's Regional Asia Pacific Headquarters)
              Address: 391-B Orchard Road, Ngee Ann City, Tower B, 14th Floor, #14-08/10, Singapore 238874
06 Edison Mission Energy Asia Pacific Pte Ltd. (Singapore corporation) 100%
                 Address: 391-B Orchard Road, Ngee Ann City, Tower B, 14th Floor, #14-08/10, Singapore 238874
06 Edison Mission Energy Fuel Company Pte Ltd. (Singapore corporation) 100%
                 Address: 391-B Orchard Road, Ngee Ann City, Tower B, 14th Floor, #14-08/10, Singapore 238874
06               Edison Mission Operation & Maintenance Services Pte
                 Ltd 100%
                 Address: 391-B Orchard Road, Ngee Ann City, Tower B, 14th Floor, #14-08/10, Singapore 238874
06 P.T. Edison Mission Operation and Maintenance Indonesia (Indonesian company) 99%
                 Address:  Jl. Gen. A Yani No. 54
                 Probolinggo, East Java, Indonesia

05 Edison Mission Energy International B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Edison Mission Energy Services B.V. (Netherlands co.) 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Edison Mission Millennium B.V. (Netherlands company) 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               EME Caliraya B.V. (formerly Beheer-en Beleggingsmaatschappij
                 Trepo B.V. 75%
                 Address:  Apollolaan 15, 1077 AB Amsterdam, The Netherlands
07                  CBK Power Company Ltd. (Philippine LP) 49%
                    [not officially a partner yet]
                    Address: 1701 One Magnificent Mile Building, San Miguel Avenue, Ortigas Center, Pasig City, Philippines
06               EME Kayalaan B.V. (formerly Beheer-en Beleggingsmaatschappij
                 Hagra B.V. 100%
                 Address:  Apollolaan 15, 1077 AB Amsterdam, The Netherlands
07                  CBK Power Company Ltd. (Philippine LP) 1%
                    [not officially a partner yet]
                    Address: 1701 One Magnificent Mile Building, San Miguel Avenue, Ortigas Center, Pasig City, Philippines
05            Edison Mission Operation & Maintenance Services B.V.
              (Netherlands company) 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Edison Mission Operation & Maintenance (Thailand)
                 Company Limited 100%
                 Address:  7th Fl. Bubhajit Bldg., 20 North Sathorn
                 Road, Kwaeng Silom, Khet Bangrak, Bangkok
06               EME Philippines O&M Corporation (Philippines co.) 100%
                 Address: Unit 1105, Tower One, Ayala Triangle, Ayala Avenue, Makati City, Philippines
05            Edison Mission Wind Power Italy B.V. (formerly IVPC Energy
              5 B.V.) 100%
              Address:  Apollolaan 15, 1077 AB Amsterdam, The Netherlands
06               Italian Vento Power Corporation 4 S.r.l. (joint venture) 50%
                 [See 4.EME22]
                 Address:  Via Circumvallazione, 54/h, 83100 Avellino, Italy
05            EME Atlantic Holdings Limited (UK company) 100%
              Address:  Lansdowne House, Berkeley Square, London
              W1X 5DH England
06               EME Ascot Limited (UK company) 100% [Contact Energy
                 Project, 2nd Stage]
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
07                  EME Buckingham Limited (UK company) 100% [Contact
                    Energy Project, 2nd Stage]
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
08 EME Precision B.V. (Netherlands company) (formerly Beheer-en-Beleggingsmaatschappij Pylamo B.V.) 100% [Contact Energy Project, 2nd Stage]
                        Address:  Croeselaan 18, 3500 GT Utrecht,
                        The Netherlands
09 EME Universal Holdings (New Zealand company) 100% [Contact Energy Project, 2nd Stage]
                           Address:  Lansdowne House, Berkeley Square,
                           London W1X 5DH England
10 EME Pacific Holdings (New Zealand company) 100% [Contact Energy Project, 2nd Stage]
                              Address: IBM Centre, 171 Featherston Street, Wellington, New Zealand
11                               Contact Energy Limited (New Zealand company)
                                 (equity) 42.26% [See 4.EME10]
                                 Address:  Level 1, Harbor City Tower,

                                 29 Brandon Street, Box 10-742, Wellington,
                                 New Zealand
05            EME Tri Gen B.V. 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06 Tri Energy Company Limited (Thai limited liability company) (Tri Energy Project) (equity) 25% [See 4.EME14]
                 Address:  Grand, Amarin Tower, 16th Floor, New
                 Petchburi Road, Ratchathewi, Bangkok 10320 Thailand
05            EME Victoria B.V. 100% (Inactive)
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Global Generation B.V. 100%
              Address: Apollolaan 15, 1077 AB Amsterdam, The Netherlands
06               Caresale Services Limited (UK LLC) 49%
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
06 Edison First Power Holdings I (UK LLC) 100% [PowerGen project]
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
07                  Caresale Services Limited (UK LLC) 51%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
07 Edison Mission Marketing and Services Limited (UK company) 100%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
07                  EME Finance UK Limited (UK LLC) 100%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
07                  South Australian Holdings Ltd. 100%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
08                      Edison Mission Retail Pty Ltd. (Australian co.) 100%
                        Address: Southgate Complex, Level 20, HWT Tower, 40 City Road, South Melbourne, 3205 Victoria, Australia
08 Edison Mission Utilities Pty. Ltd. (Australian company) 100%
                        Address: Southgate Complex, Level 20, HWT Tower, 40 City Road, South Melbourne, 3205 Victoria, Australia
08                      EME International Dragon Limited (UK) 100%
                        Address:  Lansdowne House, Berkeley Square, London
                        W1X 5DH England
09                         Edison Mission Ausone Pty Ltd. (Australian co.) 100%
                           Address: Southgate Complex, Level 20, HWT Tower, 40 City Road, South Melbourne, 3205 Victoria, Australia
09                         EME Adelaide Energy Ltd. (UK company) 100%
                           Address: Lansdowne House, Berkeley Square, London W1X 5DH England
09                         EME Monet Ltd. (UK company) 100%
                           Address: Lansdowne House, Berkeley Square, London W1X 5DH England
10 Edison Mission De Laide Pty Ltd. (Australian company) 100%
                              Address: Southgate Complex, Level 20, HWT Tower, 40 City Road, South Melbourne, 3205 Victoria, Australia
10 Edison Mission Vendesi Pty Ltd. (Australian company) 100%
                              Address: Southgate Complex, Level 20, HWT Tower, 40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Energy Generation Finance PLC (UK) 100%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England

07                  Maplekey Holdings Limited (UK LLC) 100%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
08                      Maplekey UK Finance Limited (UK company) 100%
                        Address:  Lansdowne House, Berkeley Square, London
                        W1X 5DH England
09                         Maplekey UK Limited (UK LLC) 100%
                           Address:  Lansdowne House, Berkeley Square,
                           London W1X 5DH England
10                            Edison First Power Limited (Guernsey LLC)
                              100% [See 4.EME17]
                              Address:  Lansdowne House, Berkeley Square,
                              London W1X 5DH England
06               Redbill Contracts Limited (UK LLC) 100%
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
05            Hydro Energy B.V. (Netherlands LLC) 10%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Iberica de Energias, S.L. (Spain corp) 96.65%
                 [See 4.EME18]
                 Address:  Paseo de Gracia 18, Planta 4, 08007,
                 Barcelona, Spain
07                  Electrometalurgica del Ebro, S.L. ("EMESA")
                    (Spain corporation) 91.32% [See 4.EME19]
                    Address:  Paseo de Gracia 18, Planta 4, 08007,
                    Barcelona, Spain
08                      Monasterio de Rueda, S.L. (Spain) 100%
                        Address:  Paseo de Gracia 18, Planta 4, 08007,
                        Barcelona, Spain
05            Iberian Hy-Power Amsterdam B.V. (Netherlands LLC) 100%
              Address:  Strawinskylaan 1725, Amsterdam, NOORD-HOLL
              1077 XX
06               EME Desarrello Espana S.L. 100%
                 Address:  Paseo de Gracia 18, 4o. Piso, 08007
                 Barcelona, Spain
06               Hydro Energy B.V. (Netherlands company) 90%
07                  Iberica de Energias, S.L. (Spain corporation)
                    96.65% [See 4.EME18]
08                      Electrometalurgica del Ebro, S.L. ("EMESA")
                        (Spain corporation) 91.32% [See 4.EME19]
09                         Monasterio de Rueda, S.L. (Spain) 100%
06               Iberica de Energias, S.L. (Spain corporation) 3.35%
                 [See 4.EME18]
07                  Electrometalurgica del Ebro, S.L. ("EMESA")
                    (Spain corporation) 91.32% [See 4.EME19]
08                      Monasterio de Rueda, S.L. (Spain) 100%
06               Saltos del Porma S.A.
                 Address:  Paseo de Gracia 18, 4o. Piso, 08007
                 Barcelona, Spain
05            Latrobe Power Pty. Ltd. (Australian corporation) 99%
              Address:  Southgate Complex, Level 20, HWT Tower, 40
              City Road, South Melbourne, 3205 Victoria, Australia
06               Mission Victoria Partnership (Australian partnership)
                 52.31% (100% w/ Traralgon PPL 46.69% and MEVALP 1%)
07                  Latrobe Power Partnership (Australian partnership) 99%
08                      Loy Yang B Joint Venture 51% [See 4.EME12]
                        Address:  Bartons Lane, Loy Yang, Victoria,
                        Australia 3844
05            Loy Yang Holdings Pty Ltd (Australia corporation) 100%
              Address:  Southgate Complex, Level 20, HWT Tower, 40
              City Road, South Melbourne, 3205 Victoria, Australia
06               Edison Mission Energy Holdings Pty Ltd (Australian
                 corporation) 100%
                 Address:  Southgate Complex, Level 20, HWT Tower, 40

                 City Road, South Melbourne, 3205 Victoria, Australia
07                  Edison Mission Energy Australia Ltd. (Australian
                    public company) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower, 40
                    City Road, South Melbourne, 3205 Victoria, Australia
08                      Latrobe Power Partnership (Australian ptnrshp) 1%
                        Address:  Southgate Complex, Level 20, HWT Tower,
                        40 City Road, South Melbourne, 3205 Victoria,
                        Australia
09                         Loy Yang B Joint Venture 51% [See 4.EME12]
07                  Edison Mission Energy Australia Pilbara Power Ltd.
                    (Australia company) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower, 40
                    City Road, South Melbourne, 3205 Victoria, Australia
07                  Edison Mission Operation & Maintenance Kwinana Pty
                    Ltd. (Australia) 100% (Operator of Kwinana Project)
                    Address:  Southgate Complex, Level 20, HWT Tower, 40
                    City Road, South Melbourne, 3205 Victoria, Australia
07                  Edison Mission Operation & Maintenance Loy Yang Pty
                    Ltd. (Australian corporation) 100%
                    Address:  P.O. Box 1792, Traralgon, Victoria 3844,
                    Australia
07                  Mission Energy Holdings Superannuation Fund Pty
                    Ltd. (retirement fund required by Australia law) 100%
07                  Mission Energy (Kwinana) Pty Ltd. (Australia) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower, 40
                    City Road, South Melbourne, 3205 Victoria, Australia
08                      Kwinana Power Partnership (Australian G.P.) 1%
                        Address:  Level 23, St. Martins Tower
                        44 St George's Terrace, Perth WA 6000
09                         Perth Power Partnership 70% (Kwinana Project)
                           [See 4.EME11]
                           Address:  James Court, Kwinana Beach 6167,
                           Western Australia
06               Latrobe Power Pty. Ltd. (Australian corporation) 1%
07                  Mission Victoria Partnership (Australian
                    partnership) 52.31%
08                      Latrobe Power Partnership (Australian ptnrshp) 99%
09                         Loy Yang B Joint Venture 51% [See 4.EME12]
06               Mission Energy Ventures Australia Pty. Ltd. (Australian
                 company) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower, 40
                    City Road, South Melbourne, 3205 Victoria, Australia
07                  Mission Victoria Partnership (Australian ptnrshp) 1%
08                      Latrobe Power Partnership (Australian ptnrshp) 99%
09                         Loy Yang B Joint Venture 51% [See 4.EME12]
06               Traralgon Power Pty. Ltd. (Australian corporation) 1%
                 Address:  Southgate Complex, Level 20, HWT Tower,
                 40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Mission Victoria Partnership (Australian partnership)
                    46.69%
08                      Latrobe Power Partnership (Australian ptnrshp) 99%
09                         Loy Yang B Joint Venture 51% [See 4.EME12]
05            MEC Esenyurt B.V. (Netherlands company) (Doga Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Doga Enerji Uretim Sanayi ve Ticaret L.S.
                 (Turkish corp.) (Project company) 80% [See 4.EME23]
                 Address:  Merkez Mahallesi, Birlik Caddesi 11/8,
                 Esenyurt, Istanbul, Turkey
06               Doga Isi Satis Hizmetleri ve Ticaret L.S. (Turkish
                 corporation) (Heat company) 80%
                 Address:  Merkez Mahallesi, Birlik Caddesi 11/8,
                 Esenyurt, Istanbul, Turkey

06               Doga Isletme ve Bakim Ticaret L.S. (Turkish corporation)
                 (O&M company) 80%
                 Address:  Merkez Mahallesi, Birlik Caddesi 11/8,
                 Esenyurt, Istanbul, Turkey
05            MEC IES B.V. (Netherlands company) (ISAB Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               ISAB Energy Services s.r.l. 49% (services co ISAB
                 Project)
                 Address:  Ex S.S. 114km 146, 96100 Priolo G (SR),
                 Sicily, Italy
05            MEC India B.V. (Netherlands company) (Jojobera Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Edison Mission Energy Power (Mauritius corporation)
                 (Branch office in India)
                 Address:  Louis Leconte Street, Curepipe, Mauritius
05            MEC Indo Coal B.V. (Netherlands co.) (Adaro Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               P. T. Adaro Indonesia (equity) 10%
                 Address:  Suite 704, World Trade Centre, Jl. Jend.
                 Sudirman Kav. 31, Jakarta 12920 Indonesia
05            MEC Indonesia B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               P. T. Paiton Energy (Indonesia company) (equity)
                 (Paiton Project) 40% [See 4.EME13]
                 Address:  Jl. Raya Surabaya Situbondo KM 141,
                 Paiton 67291, Probolinggo, East Java, Indonesia
05            MEC International Holdings B.V. (Netherlands corp) 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Edison Mission Energy International B.V. (Netherlands
                 company) 1%
06               MEC Esenyurt B.V. (Netherlands co.) (Doga Project) 1%
07                  Doga Enerji Uretim Sanayi ve Ticaret L.S.
                    (Turkish corp.) (Project company) 80% [See 4.EME23]
07                  Doga Isi Satis Hizmetleri ve Ticaret L.S. (Turkish
                    corporation) (Heat company) 80%
07                  Doga Isletme ve Bakim Ticaret L.S. (Turkish corporation)
                    (O&M company) 80%
06               MEC IES B.V. (Netherlands company) (ISAB Project) 1%
07                  ISAB Energy Services s.r.l. 49%
06               MEC India B.V. (Netherlands company) 1%
07                  Edison Mission Energy Power (Mauritius corporation)
06               MEC Indo Coal B.V. (Netherlands co.) (Adaro Project) 1%
07                  P. T. Adaro Indonesia (equity) 10%
06               MEC Indonesia B.V. (Netherlands company) 1%
07                  P. T. Paiton Energy (Indonesia company) (equity)
                    (Paiton Project) 40% [See 4.EME13]
06               MEC Laguna Power B.V. (Netherlands company) (Thailand
                 Project) 1%
07                  Gulf Power Generation Co. Ltd. (Bangkok corp.) 40%
06               MEC Perth B.V. (Netherlands company) (Kwinana Project) 1%
07                  Kwinana Power Partnership (Australian G.P.) 99%
08                      Perth Power Partnership 70% (Kwinana Project)
                        [See 4.EME11]
06               MEC Priolo B.V. (Netherlands company) (ISAB Project) 1%
07                  ISAB Energy, s.r.l. (Italian J.V. company) (equity)
                    1% of 49% (quota, not shares) [See 4.EME21]
06               MEC San Pascual B.V. (Netherlands company) 1%
07                  San Pascual Cogeneration Company International B.V. 50%
08                      San Pascual Cogeneration Company (Philippines)
                        Ltd. (San Pascual Project) (equity) 1%GP and 74%LP
07                  Morningstar Holdings B.V. (formerly Beheer-en
                    Beleggingsmaatschappij Vestra B.V.) 50%
06               MEC Sidi Krir B.V. (Netherlands company) 1%

06               MEC Sumatra B.V. (Netherlands company) 1%
06               MEC Wales B.V. (Netherlands Company) 1%
07                  Mission Hydro Limited Partnership (UK LP)
08                      EME Generation Holdings Limited (UK Co.) 100%
09                         Loyvic Pty Ltd. (Australia company) 100%
10                            Energy Capital Partnership (Australia
                              partnership) 1%
11                               Enerloy Pty Ltd. (Australia co.) 100%
09                         EME Victoria Generation Limited (UK co.) 100%
10                            Energy Capital Partnership (Australia
                              partnership 98%
11                               Enerloy Pty Ltd. (Australia company) 100%
10                            Mission Energy Development Australia Pty Ltd.
11                               Gippsland Power Pty Ltd 100%
12                                   Loy Yang B Joint Venture 49% [See 4.EME12]
09                         Energy Capital Partnership (Australia
                           partnership) 1%LP
10                            Enerloy Pty Ltd. (Australia company) 100%
09                         First Hydro Holdings Company (Australia
                           partnership) 99%
10                            First Hydro Company 99% [See 4.EME16]
10                            First Hydro Finance plc
11                               First Hydro Company 1% [See 4.EME16]
06               Mission Energy Italia s.r.l. 10% (Office in Italy)
                 Address:  via Mar della Cina, 304, 00144 Rome, Italy
06               P.T. Edison Mission Operation and Maintenance
                 Indonesia (Indonesian company) 1%
                 Address:  Jl. Raya Surabaya Situbondo Km 141, P.O. Box
                 78, Paiton 67291, Probolinggo, East Java, Indonesia
05            MEC Laguna Power B.V. (Netherlands co) (Malaya Proj) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Gulf Power Generation Co. Ltd. (Bangkok corporation) 40%
                 Address:  888/101 Mahatun Plaza Tower, 10th Floor,
                 Ploenchit, Lumphini, Patumwan, Bangkok 10330
05            MEC Perth B.V. (Netherlands co.) (Kwinana Project) 99%
06               Kwinana Power Partnership (Australian G.P.) 99%
                 Address:  Level 23, St. Martins Tower
                 44 St George's Terrace, Perth WA 6000
07                  Perth Power Partnership 70% (Kwinana Project)
                    [See 4.EME11]
                    Address:  James Court, Kwinana Beach 6167,
                    Western Australia
05            MEC Priolo B.V. (Netherlands co.) (ISAB Project) 99%
              Address: Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               ISAB Energy, s.r.l. (Italian J.V. company) (equity)
                 99% of 49% (quota, not shares) [See 4.EME21]
                 Address:  Corso Gelone No. 103, Siracusa, Sicily, Italy
05            MEC San Pascual B.V. (Netherlands company) 99%
              Address: Croeselaan 18, 3521 CB Utrecht, The Netherlands
06               San Pascual Cogeneration Company International B.V. 50%
                 Address: Croeselaan 18, 3521 CB Utrecht, The Netherlands
07                  San Pascual Cogeneration Company (Philippines) Ltd
                    (San Pascual Project) (equity) 1%GP and 74%LP
                    Address:  Unit 1610/1611, Tower One, Ayala Triangle,
                    Ayala Ave, 1200 Makati City, Metro Manila, Philippines
06               Morningstar Holdings B.V. (formerly Beheer-en
                 Beleggingsmaatschappij Vestra B.V.) 50%
                 Address: Croeselaan 18, 3521 CB Utrecht, The Netherlands
05            MEC Sidi Krir B.V. (Netherlands company) 99%
              Address: Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            MEC Sumatra B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            MEC Wales B.V. (Netherlands company) 99%

              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Mission Hydro Limited Partnership 69%
                 Address:  Lansdowne House, Berkeley Square,
                 London, England W1X 5DH
07                  EME Generation Holdings Limited (UK company) 100%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
08                      Loyvic Pty Ltd. (Australia company) 100%
                        Address:  Southgate Complex, Level 20, HWT Tower, 40
                        City Road, South Melbourne, 3205 Victoria, Australia
09                         Energy Capital Partnership (Australia ptnrshp) 1%
                           Address:  Southgate Complex, Level 20, HWT Tower,
                           40 City Road, South Melbourne, 3205 Victoria,
                           Australia
10                            Enerloy Pty Ltd. (Australia company) 100%
                              Address:  Southgate Complex, Level 20, HWT
                              Tower, 40 City Road, South Melbourne, 3205
                              Victoria, Australia
08                      EME Victoria Generation Limited (UK company) 100%
                        Address:  Lansdowne House, Berkeley Square, London
                        W1X 5DH England
09                         Energy Capital Partnership (Australia ptnrshp 98%
10                            Enerloy Pty Ltd. (Australia company) 100%
09                         Mission Energy Development Australia Pty Ltd. 100%
                           Address:  Southgate Complex, Level 20, HWT Tower,
                           40 City Road, South Melbourne, 3205 Victoria,
                           Australia
10                            Gippsland Power Pty Ltd 100%
                              Address:  Southgate Complex, Level 20, HWT
                              Tower, 40 City Road, South Melbourne, 3205
                              Victoria, Australia
11                               Loy Yang B Joint Venture 49% [See 4.EME12]
                                 Address: Bartons Lane, Loy Yang, Victoria,
                                 Australia 3844
08                      Energy Capital Partnership (Australia ptnrshp) 1%LP
09                         Enerloy Pty Ltd. (Australia company) 100%
08                      First Hydro Holdings Company (Australia ptnrshp) 99%
                        Address:  Lansdowne House, Berkeley Square,
                        London W1X 5DH England
09                         First Hydro Company 99% [See 4.EME16]
                           Address:  Bala House, St. David's Park
                           Ewloe, Dlwyd, Wales CH5 3XJ
09                         First Hydro Finance plc 100%
                           Address:  Lansdowne House, Berkeley Square,
                           London W1X 5DH England
10                            First Hydro Company 1% [See 4.EME16]
                              Address:  Bala House, St. David's Park
                              Ewloe, Dlwyd, Wales CH5 3XJ
05 Mission Energy Company (UK) Limited (United Kingdom private limited company) 100%
              Address:  Lansdowne House, Berkeley Square,
              London W1X 5DH England
06 Derwent Cogeneration Limited (United Kingdom private limited liability company) (equity) 33% [See 4.EME15]
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06 Edison Mission Energy Limited (UK private limited company) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06               Edison Mission Operation & Maintenance Limited (a
                 United Kingdom corporation) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England

06               Edison Mission Services Limited (UK private limited
                 company) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06               Mission Hydro (UK) Limited 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
07                  First Hydro Holdings Company 1%
08                      First Hydro Company 99% [See 4.EME16]
08                      First Hydro Finance plc 100%
09                         First Hydro Company 1% [See 4.EME16]
07                  Mission Hydro Limited Partnership 1%GP
08                      EME Generation Holdings Limited (UK co.) 100%
09                         Loyvic Pty Ltd. (Australia company) 100%
10                            Energy Capital Partnership (Australia
                              partnership) 1%
11                               Enerloy Pty Ltd. (Australia co.) 100%
09                         EME Victoria Generation Limited (UK co.) 100%
10                            Energy Capital Partnership (Australia
                              partnership 98%
11                               Enerloy Pty Ltd. (Australia co.) 100%
10                            Mission Energy Development Australia
                              Pty Ltd.
11                               Gippsland Power Pty Ltd 100%
12                                   Loy Yang B Joint Venture 49%
                                     [See 4.EME12]
09                         Energy Capital Partnership (Australia
                           partnership) 1%LP
10                            Enerloy Pty Ltd. (Australia company) 100%
09                         First Hydro Holdings Company (Australia
                           partnership) 99%
10                            First Hydro Company 99% [See 4.EME16]
10                            First Hydro Finance plc 99%
11                               First Hydro Company 1% [See 4.EME16]
06               Pride Hold Limited (United Kingdom corp.) 99%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
07                  Lakeland Power Ltd. (United Kingdom private
                    limited liability company) 100% [See 4.EME20]
                    Address:  Roosecote Power Station, Barrow-In-
                    Furness, Cumbria, England LA13 OPX
07                  Lakeland Power Development Company (UK corp.) 100%
                    Address:  Lansdowne House, Berkeley Square,
                    London W1X 5DH England
06               Rapid Energy Limited
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
05            Mission Energy Italia s.r.l. 90% Rep Office in Italy
              Address: Villa Brasini, Via Flaminia 497, 00191 Rome Italy
05            Mission NZ Operations B.V. 100% (Inactive)
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Pride Hold Limited (United Kingdom corporation) 1%
              Address:  Lansdowne House, Berkeley Square,
              London W1X 5DH England
06 Lakeland Power Ltd. (United Kingdom private limited liability company) 100% [See 4.EME20]
                 Address: Roosecote Power Station, Barrow-In-Furness, Cumbria, England LA13 OPX
06               Lakeland Power Development Company (UK corp.) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
05            EcoElectrica S.a.r.l. (Luxemburg)
              Address:  10, rue Antoine Jans, L-1820 Luxembourg

06               EME del Caribe Holding GmbH (Austria)
                 Address:  4020 Linz, Landstrasse 12, Austria
07                  EME del Caribe (Cayman Islands)
                    Address:  First Floor, Caledonian House, Mary St,
                        George Town, Grand Cayman, Cayman Islands
08                      EcoElectrica Holdings, Ltd. (Cayman Islands) 50%
                        Address:  1350 GT, The Huntlaw Building, Fort
                        Street, Grand Cayman, Cayman Islands
09                         EcoElectrica Ltd. (Cayman Islands) 100%
                           Address:  1350 GT, The Huntlaw Building, Fort
                           Street, Grand Cayman, Cayman Islands
10                            EcoElectrica LP (Bermuda partnership)
                              (equity) 1% [See 4.EME09]
                              Address: Plaza Scotiabank, 273 Ponce de Leon Avenue, Suite 902, Hato Rey, Puerto Rico 00918
09                         EcoElectrica LP (Bermuda ptnrshp) (equity) 99%
                            [See 4.EME09]
                           Address:  Plaza Scotiabank, Suite 902, Avenida
                           Ponce de Leon 273, Hato Rey, Puerto Rico 00918
05            Southwestern Generation B.V. 100%
              Address:  Croeselaan 18, 3521 CB Utrecht, The Netherlands
05            Traralgon Power Pty. Ltd. (Australian corporation) 99%
              Address:  Southgate Complex, Level 20, HWT Tower,
              40 City Road, South Melbourne, 3205 Victoria, Australia
06 Mission Victoria Partnership (Australian partnership) 46.69% (100% w/ Latrobe PPL 52.31% and MEVALP 1%)
07                  Latrobe Power Partnership (Australian ptnrshp) 99%
08                      Loy Yang B Joint Venture 51% [See 4.EME12]

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

Claimant is not a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935 (the "Act") and does not own any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas. None of Claimant's subsidiaries, other than SCE, is a public utility company. SCE is an "electric utility company" as defined in the Act and owns properties used for the generation, transmission and distribution of electric energy for sale, as described herein.

SCE owns and operates one diesel-fueled generating plant, 37 hydroelectric plants and an undivided 75.05% interest in Units 2 and 3 of the San Onofre Nuclear Generating Station. These plants are located in Central and Southern California. SCE has sold all of its oil and gas fueled generating plants. Of the above mentioned hydroelectric plants, one of them, along with the diesel-fueled generating plant, serve isolated load on Catalina Island. SCE also owns an undivided 15.8% interest in Units 1, 2 and 3 of the Palo Verde Nuclear Generating Station, located near Phoenix, Arizona, and an undivided 48% interest in Units 4 and 5 of the Four Corners Project, a coal-fueled steam electric generating plant in New Mexico, all of which are operated by other utilities. SCE operates and owns a 56% undivided interest in two coal-fueled steam electric generating units at the Mohave Project in Clark County, Nevada. Schedule I attached hereto contains a list of all of the SCE-owned generating plants with their locations, initial dates of operation and generator nameplate ratings.

SCE's transmission facilities consist of approximately 7,238.38 circuit miles of 33kV, 55kV, 66kV, 115kV and 161kV lines, 3,522.3 circuit miles of 220kV lines, and 1235.9 circuit miles of 500kV lines consisting of 998.9 miles in California, 125 miles in Nevada and 112 miles in Arizona. SCE's distribution facilities consist of approximately 60,786 overhead circuit miles and 33,081 underground circuit miles, and 563 distribution substations, all of which are located in California.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

Claimant:  None.
SCE:
(1)  83,435,111,000 kwh of electric energy sold at retail.
(2)  $7,313,847,669 of total revenues from such sales.

(b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH COMPANY IS ORGANIZED.

Claimant:  None.
SCE:  None.

(c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

Claimant:  None.
SCE:
(1) 291,318,000 kwh of electric energy sold at wholesale outside of California or at the state line.
(2)  $41,626,670 of total revenues from such sales.

(d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

Claimant:  None.
SCE:
(1) 2,525,034,635 kwh of electric energy purchased at wholesale outside of California or at the state line.
(2)  $146,825,356 of total expenses from such purchases.

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

(a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

(b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

(c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

(d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

(e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).


                                 EDISON CAPITAL

4.EC01  ELECTRICIDAD DE LA PAZ S.A. [FUCO]

(a) Electricidad de la Paz S.A. ("Electropaz"), Avenida Illimani 1973, Casilla 10511, La Paz, Bolivia.

Electropaz's facilities consists of substations and distribution lines serving approximately 290,000 retail customers in La Paz and El Alto, Boliva. Electropaz does not own generation or transmission facilities.

(b) Edison International owns 100% of the Mission Group; The Mission Group owns 100% of Edison Capital; Edison Capital owns 100% of Edison Funding Company; Edison Funding Company owns 100% of Mission Funding Epsilon; Mission Funding Epsilon through its wholly owned subsidiary, Edison Capital International (Bermuda) Ltd. owns a 14% interest in Electropaz. Iberdrola II Investimentos Ltda is the majority owner of Electropaz; Banco Santander Central Hispanoamericano S.A. owns a 10% interest; and Paz Holdings Ltd. owns a 32.9% interest. The voting securities of Paz Holdings Ltd, 30.42%, are held by Edison Capital International (Bermuda) Ltd., with 43.22% held by Andes Energy XII Ltd. and 26.36% held by GE Capital Services Structured Finance Group, Inc. Andes Energy XII is wholly-owned by AIG-GE Capital Latin American Infrastructure Fund L.P. in which Edison Capital Latin American Investments (Bermuda) Ltd. holds an indirect 7.89% interest. Edison Capital Latin American Investments (Bermuda) Ltd. is a wholly owned indirect subsidiary of Edison Capital.

(c) Capital contributions were made by Edison Capital through its indirectly, wholly owned subsidiary Edison Capital International (Bermuda) Ltd., in the amount of $7.0 million.

(d)  Capitalization or total equity = $48,625,990
Net income after taxes for 2000 = $7,000,150

(e) There are no service, sales or construction contracts between Electropaz and any system company.

4.EC02  EMPRESA DE LUZ Y FUERZA ELECTRICA DE ORURO S.A. [FUCO]

(a) Empresa de Luz y Fuerza Electrica de Oruro S.A. ("Elfeo"), Calle Junin No. 71, Casilla 53, Oruro, Boliva.

Elfeo's facilities used for the generation, transmission, or distribution of electric energy for sale consist primarily of substations and distribution lines serving approximately 40,600 retail customers in the cities of Oruro and Huaruni. Elfeo does not own generation or transmission facilities.

(b) Edison International owns 100% of the Mission Group; The Mission Group owns 100% of Edison Capital; Edison Capital owns 100% of Edison Funding Company; Edison Funding Company owns 100% of Mission Funding Epsilon; Mission Funding Epsilon through its wholly owned subsidiary, Edison Capital International (Bermuda) Ltd. owns a 14% interest in Elfeo. Iberdrola II Investimentos Ltda. is the majority owner of Elfeo with 60.52% interest, and Paz Holdings Ltd. owns a 32.9% interest. The voting securities of Paz Holdings Ltd., 30.42%, are held by Edison Capital International (Bermuda) Ltd., with 43.22% held by Andes Energy XII Ltd. and 26.36% held by GE Capital Services Structured Finance Group, Inc. Andes Energy XII is wholly-owned by AIG-GE Capital Latin American Infrastructure Fund L.P. in which Edison Capital Latin American Investments (Bermuda) Ltd. holds an indirect 7.89% interest. Edison Capital Latin American Investments (Bermuda) Ltd. is a wholly owned indirect subsidiary of Edison Capital.

(c) Capital contributions were made by Edison Capital through its indirectly, wholly owned subsidiary Edison Capital International (Bermuda) Ltd, in the amount of $0.4 million.

(d)  Capitalization or total equity = $5,131,180
Net income after taxes for 2000 = $419,420

(e) There are no service, sales or construction contracts between Elfeo and any system company.


4.EC03  EPZ MISSION FUNDING MU TRUST [FUCO]

(a) EPZ Mission Funding MU Trust ("EPZMFMT") c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Square, Wilmington, Delaware 19890-0004

EPZMFMT owns a 7.88% interest in the Amercentrale Power Station Unit 9, which is leased to N.V. Elektriciteits-Produktiemaatshappij Zuid-Nederland ("EPZ"), a Netherlands Public Utility. The Amercentrale Power Station Unit 9 is a 600 megawatt (net) coal-fired cogeneration facility, with natural gas back-up capability, located on 50 hectares (approximately 125 acres) at the Brabandt site in Geertruidenberg, approximately 50 kilometers southeast of Rotterdam, The Netherlands.

EPZMFMT has also acquired an undivided interest in or the right to use certain transmission facilities leading from the Amercentrale Power Station to the 150 kV grid owned by Provinciale Noordbrabantse Energie-Maatschappij ("PNEM"), the distribution company that receives the power from Unit 9. EPZMFMT also owns an interest in or rights to use transformers and associated equipment of EPZ designed to step up the power from the 21 kV level at the generator to the 150 kV level required to enter the PNEM system. EPZMFMT has also acquired rights to use certain other common facilities necessary to permit operation of Unit 9.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Capital, which owns 100% of Edison Funding Company, which owns 100% of Mission Funding Epsilon, which owns 100% of Mission Funding Alpha, which owns 100% of Mission Funding Mu. EPZMFMT is a business trust created under the laws of the State of Delaware. Mission Funding Mu is the 100% beneficial owner of the beneficial interest in EPZMFMT, the foreign utility company. Wilmington Trust Company is the trustee of the Trust.

(c) Mission Funding Mu made a $13,000,000 equity investment in the sale/leaseback, and funds were borrowed on a non-recourse basis in the amount of $87,000,000, in order to acquire the interest in the asset with a total cost of $100,000,000. Mission Funding Mu also incurred out-of-pocket costs and fees of approximately $1,750,000.

The Mission Funding Mu investment and the related obligations have been guaranteed by its parent, Mission Funding Alpha.

(d)  Capitalization or total equity = $13,000,000
Net income after taxes for 2000 = $981,605

(e)  There are no contracts between EPZ and any system company.


4.EC04  EPZ MISSION FUNDING NU TRUST [FUCO]

(a) EPZ Mission Funding Nu Trust ("EPZMFNT") c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Square, Wilmington, Delaware 19890-0004

EPZMFNT owns a 17.72% interest in the Amercentrale Power Station Unit 9, which is leased to N.V. Elektriciteits-Produktiemaatshappij Zuid-Nederland ("EPZ"), a Netherlands Public Utility. The Amercentrale Power Station Unit 9 is a 600 megawatt (net) coal-fired cogeneration facility, with natural gas back-up capability, located on 50 hectares (approximately 125 acres) at the Brabandt site in Geertruidenberg, approximately 50 kilometers southeast of Rotterdam, The Netherlands.

EPZMFNT has also acquired an undivided interest in or the right to use certain transmission facilities leading from the Amercentrale Power Station to the 150 kV grid owned by Provinciale Noordbrabantse Energie-Maatschappij ("PNEM"), the distribution company that receives the power from Unit 9. EPZMFNT also owns an interest in or rights to use transformers and associated equipment of EPZ designed to step up the power from the 21 kV level at the generator to the 150 kV level required to enter the PNEM system. EPZMFNT has also acquired rights to use certain other common facilities necessary to permit operation of Unit 9.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Capital, which owns 100% of Edison Funding Company, which owns 100% of Mission Funding Epsilon, which owns 100% of Mission Funding Delta, which owns 100% of Mission Funding Nu. EPZMFNT is a business trust created under the laws of the State of Delaware. Mission Funding Nu is the 100% beneficial owner of the beneficial interest in EPZMFNT, the foreign utility company. Wilmington Trust Company is the trustee of the Trust.

(c) Mission Funding Nu made a $29,250,000 equity investment in the sale/leaseback, and funds were borrowed on a non-recourse basis in the amount of $195,750,000, in order to acquire the interest in the asset with a total cost of $225,000,000. Mission Funding Nu also incurred out-of-pocket costs and fees of approximately $3,937,500.

The Mission Funding Nu investment and the related obligations have been guaranteed by an affiliate, Mission Housing Investments.

(d)  Capitalization or total equity = $29,250,000
Net income after taxes for 2000 = $2,212,318

(e)  There are no contracts between EPZ and any system company.


4.EC05  LAKOTA RIDGE LLC [EWG]

(a) Lakota Ridge, L.L.C. ("Lakota"), c/o Northern Alternative Energy, Inc., 333 Washington Avenue North, Suite 402, Minneapolis, MN 55401.

Lakota is an 11.25 megawatt wind-driven electric generation facility (the "Facility") located on the Buffalo Ridge in southwestern Minnesota, consisting of 15 Micon M1800 750 kW wind turbines atop tubular-type towers.

(b) Edison International owns 100% of the Mission Group; The Mission Group owns 100% of Edison Capital; Edison Capital owns 100% of Edison Funding Company. Edison Funding Company, through its wholly owned subsidiary, Mission Funding Zeta, owns a 75% interest in Lakota and Heller Financial, Inc. owns a 24.9% interest. Northern Alternative Energy owns 0.1% and is the manager of the Facility.

(c) Edison Capital through its indirectly, wholly owned subsidiary, Mission Funding Zeta, made a capital contribution of $4,667,030.

(d)  Capitalization or total equity = $6,250,000
Net loss after taxes for 2000 = ($15,755)

(e) There are no service, sales or construction contracts between Lakota and any system company.


4.EC06  SHAOKATAN HILLS LLC [EWG]

(a) Shaokatan Hills L.L.C. ("Shaokatan"), c/o Northern Alternative Energy, Inc., 333 Washington Avenue North, Suite 402, Minneapolis, MN 55401.

Shaokatan is a 11.9 megawatt wind-driven electric generation facility (the "Facility") located on the Buffalo Ridge in southwestern Minnesota, consisting of 18 Vestas V-44 660 kW wind turbines atop tubular type towers.

(b) Edison International owns 100% of the Mission Group; The Mission Group owns 100% of Edison Capital; Edison Capital owns 100% of Edison Funding Company. Edison Funding Company, through its wholly owned subsidiary, Mission Funding Zeta, owns a 75% interest in Shaokatan and Heller Financial, Inc. owns a 24.9% interest. Northern Alternative Energy owns 0.1% interest and is the manager of the Facility.

(c) Edison Capital through its indirectly, wholly owned subsidiary, Mission Funding Zeta, made a capital contribution of $5,161,500.

(d)  Capitalization or total equity = $6,882,000
Net income after taxes for 2000 = $50,606

(e) There are no service, sales or construction contracts between Shaokatan and any system company.


4.EC07  WOODSTOCK HILLS LLC [EWG]

(a) Woodstock Hills L.L.C. ("Woodstock"), 191 W. 5th Street, Cottonwood, MN
56229.

Woodstock is a 10.2 megawatt windpowered electric generation facility (the "Facility") located on the Buffalo Ridge in Southwestern Minnesota, consisting of 17 Vestas V-44 600 kW wind turbines atop tubular-type towers.

(b) Edison International owns 100% of the Mission Group; The Mission Group owns 100% of Edison Capital; Edison Capital owns 100% of Edison Funding Company. Edison Funding Company, through its wholly owned subsidiary, Mission Funding Zeta, owns a 75% interest in Woodstock and Heller Financial, Inc. owns a 24.9% interest. Woodstock owns a 0.1% interest and is the manager of the Facility.

(c) Edison Capital through its indirectly, wholly owned subsidiary, Mission Funding Zeta, made a capital contribution of $4,200,000.

(d)  Capitalization or total equity = $5,600,000
Net loss after taxes for 2000 = ($331,933)

(e) There are no service, sales or construction contracts between Woodstock and any system company.


4.EC08  STORM LAKE PARTNERS I LLC [EWG]

(a) Storm Lake Power Partners I LLC ("Storm Lake"), 13000 Jameson Road, Tehachapi, CA 93561.

Storm Lake is a 112.5 megawatt wind-driven electric generation facility (the "Facility") located on the Buffalo Ridge in northwestern Iowa, consisting of 150 Zond, Z-50 750 kW wind turbines atop lattice towers.

(b) Edison International owns 100% of the Mission Group; The Mission Group owns 100% of Edison Capital; Edison Capital owns 100% of Edison Funding Company. Edison Funding Company, through its wholly owned subsidiary, Mission Iowa Wind Company, owns a 99% interest in Storm Lake and Enron Storm Lake I LLC owns 1.0% interest and operates the Facility.

(c) Edison Capital through its indirectly, wholly owned subsidiary, Mission Iowa Wind Company, made a capital contribution of $92,500,000.

(d)  Capitalization or total equity = $93,434,000
Net loss after taxes for 2000 = ($4,785,000)

(e) There are no service, sales or construction contracts between Storm Lake and any system company.


                              EDISON MISSION ENERGY

4.EME01  AUBURNDALE POWER PARTNERS, L.P. [EWG]

EDISON MISSION ENERGY SOLD ITS INTERESTS IN THIS EWG ON JUNE 30, 2000.

(a) Auburndale Power Partners, L.P. ("APP"), 1501 West Derby Avenue, Auburndale, FL 33823

Auburndale's facilities consist of a 150MW topping-cycle cogeneration facility fueled by natural gas. Electricity produced by the facility is sold to Florida Power Corporation and certain other wholesale purchasers. The facility also produces thermal energy, which is sold to Cutrale Citrus Juices, USA and Todhunter International, Inc. The facility is located near Auburndale in Polk County, Florida, and went into operation on July 1, 1994.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Devereaux Energy Company owned a 49% limited partnership interest in APP, and through its wholly owned subsidiary El Dorado Energy Company owned a 1% general partnership interest in APP, the exempt wholesale generator. These interests were sold on June 30, 2000, and APP will not appear in future U-3A-2 filings.

(c) Capital contributions were made by Edison Mission Energy through its subsidiaries Devereaux Energy Company in the amount of $35,280,000 and El Dorado Energy Company in the amount of $720,000, providing a total amount of $36,000,000.

(d)  Capitalization or total equity = $0
Net income after taxes for six months of 2000 = $193,608

(e) Edison Mission Operation & Maintenance, Inc. ("EMOM") operated this facility through June 2000. EMOM received $386,657 in compensation as operator in 2000.


4.EME02  BROOKLYN NAVY YARD COGENERATION PARTNERS, L.P. [EWG]

(a) Brooklyn Navy Yard Cogeneration Partners, L.P. ("BNY"), Flushing Avenue, Cumberland Street, Building 41, Brooklyn, NY 11205

BNY's facilities consist of a 286MW combined cycle cogeneration facility located at Brooklyn Navy Yard Industrial Park in Brooklyn, New York.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Mission Energy New York, Inc., owns 50% of Brooklyn Navy Yard Cogeneration Partners, L.P., the exempt wholesale generator.

(c) Capital contributions made by Edison Mission Energy through its subsidiary Mission Energy New York, Inc., were in the amount of $12,758,043. BNY completed a $407 million permanent non-recourse financing for the project (the "Financing"). Edison Mission Energy agreed to indemnify BNY and its partners from all claims and costs arising from or in connection with certain construction litigation between BNY (and its partners) and PMNC, as contractor for BNY. Said indemnification has been assigned for the benefit of the senior lenders of the Financing. Mission Energy New York, Inc., entered into a Construction Loan Note (approximately $94 million) in favor of BNY to fund a portion of the project.

(d)  Capitalization or total equity = ($27,704,852)
Net loss after taxes for 2000 = ($3,947,311)

(e) Other than with respect to the Edison Mission Energy indemnity and the Construction Loan Note as listed in Item (c) above, there are no contracts between BNY and any system company.


4.EME03  COMMONWEALTH ATLANTIC L.P. [EWG]

(a) Commonwealth Atlantic Limited Partnership ("CALP"), 2837 South Military Highway, Chesapeake, VA 23323-0286

CALP is a 340 MW natural gas and distillate oil fired peaking power generation facility (the "Facility") selling power to Virginia Power. The Facility went into operation on June 4, 1992.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Hanover Energy Company owns Chickahominy River Energy Corp. which owns a 1% general partnership interest and a 49% limited partnership interest in CALP, the exempt wholesale generator.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary Chickahominy River Energy Corp. in the amount of $14,020,000.

(d)  Capitalization or total equity = $12,017,757
Net income after taxes for 2000 = $2,459,838

(e)  There are no contracts between CALP and any system company.


4.EME04  GORDONSVILLE ENERGY, L.P. [EWG]

(a) Gordonsville Energy, L.P. ("GELP"), 115 Red Hill Road, Gordonsville, VA
22942

GELP is a gas-fired cogeneration facility with an anticipated net capacity during the winter months of 290 megawatts and 220 megawatts during the summer months. The electricity generated by the facility is sold to Virginia Electric & Power Company under two 30-year Power Purchase Agreements. The steam generated by the facility is sold to Rapidan Service Authority. This facility is located one mile southwest of Gordonsville, Virginia, in Louisa County. GELP went into operation on June 1, 1994.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Madison Energy Company ("Madison") owns a 49% limited partnership interest in GELP and, through its wholly owned subsidiary Rapidan Energy Company ("Rapidan"), owns a 1% general partnership interest in GELP, the exempt wholesale generator.

(c) Capital contributions were made by Edison Mission Energy through its subsidiaries Madison in the amount of $25,237,450 and Rapidan in the amount of $515,050, providing a total amount of $25,752,500. As a condition to receiving the extension of credit necessary to develop GELP, Madison, Rapidan and Jefferson Energy Company ("Jefferson"), a wholly owned subsidiary of Edison Mission Energy which sold its interest to Northern Hydro Limited, entered into separate Equity Subscription Agreements with GELP with the condition that Edison Mission Energy guarantee the obligations under such agreements by entering into an Equity Subscription Agreement Guaranty for each of Madison, Rapidan and Jefferson in an amount not to exceed an aggregate of $55,250,000.

(d)  Capitalization or total equity = $30,031,420
Net income after taxes for 2000 = $4,431,965

(e) Edison Mission Operation & Maintenance, Inc. ("EMOM") operates this facility. EMOM received $716,028 in compensation as operator in 2000.


4.EME05  HARBOR COGENERATION COMPANY [EWG]
(a) Harbor Cogeneration Company ("Harbor"), 420 Henry Ford Avenue, Wilmington, CA 93210

Harbor, a California general partnership, was organized on March 12, 1987, and owns and operates an 80 MW cogeneration facility located in the Wilmington Oil Field in California near the City of Long Beach.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of South Coast Energy Company, which owns 30% general partnership interests in Harbor, the exempt wholesale generator.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary South Coast Energy Company in the amount of $3,577,468.

(d)  Capitalization or total equity = $30,434,963
Net income after taxes for 2000 = $6,682,940

(e) Edison Mission Marketing & Trading Inc. ("EMMT"), a wholly owned subsidiary of Edison Mission Energy, provides services to Harbor, including marketing, trading and selling of Energy (as defined in the Energy Sales and Fuel Sales

Agreement dated as of June 14, 1999, between Harbor Cogeneration Company and EMMT (the "Agreement") and Ancillary Services (as defined in the Agreement) to third parties. As of December 31, 2000, EMMT has received $0 in exchange for services provided to Harbor pursuant to the Agreement.


4.EME06  EME HOMER CITY GENERATION L.P. [EWG]

(a) EME Homer City Generation L.P. ("Homer City"), 1750 Power Plant Road, Homer City, PA 15748-8009

Homer City owns a 1,884 MW coal-fired generating station located in Indiana County, approximately 45 miles northeast of Pittsburgh, Pennsylvania.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Edison Mission Holdings Co.; Edison Mission Holdings Co., through its wholly owned subsidiary Mission Energy Westside, Inc,owns a 1% general partnership interest in Homer City and through its wholly owned subsidiary Chestnut Ridge Energy Company, owns a 99% limited partnership interest in Homer City, the exempt wholesale generator.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary Edison Mission Holdings Co. in the amount of $1,067,096,000.

Guarantees:
Edison Mission Holdings Co. ("EM Holdings") closed a $1.1 billion financing and Edison Mission Energy closed a $700 million financing for the acquisition of the Homer City Electric Generation Station by Homer City, a partnership comprised of wholly-owned indirect subsidiaries of Edison Mission Energy.

The EM Holding financing is structured on a limited recourse basis, in which the lenders look primarily to the cash revenues of Homer City to repay the debt. In connection with the EM Holdings financing and the issuance of $830 million senior secured bonds by EM Holdings in May 1999, Edison Mission Energy entered into a Credit Support Guarantee under which Edison Mission Energy agreed to guarantee the payment and performance of the obligations of EM Holdings to the bondholders, banks and other secured parties which financed the acquisition of Homer City in an aggregate amount not to exceed approximately $42 million. This guarantee is to remain in place until December 31, 2001. In addition, to satisfy the requirements under the EM Holdings financing to have a Debt Service Reserve Requirement in an amount equal to six months' debt service projected to be due following the payment of a distribution, Edison Mission Energy entered into two Debt Service Reserve Guarantees under which Edison Mission Energy agreed to guarantee the payment and performance of the obligations of EM Holdings in the amounts of approximately $35 million under the bond financing and $3 million under the bank financing. The Edison Mission Energy financing consists of a 364 day interest only revolving credit facility which is structured on a recourse, unsecured basis.

Edison Mission Energy entered into a Guaranty dated as of August 1, 1998, wherein it guarantees all of the obligations of Mission Energy Westside, Inc. under the Asset Purchase Agreement.

(d)  Capitalization or total equity = $951,892,901
Net income after taxes for 2000 = $32,558,167

(e) Edison Mission Energy Services, Inc. (formerly Edison Mission Energy Fuel Services, Inc.) provides services to Homer City relating to arranging for the supply of fuel to the facility pursuant to the Fuel Services Agreement (the "Agreement") between Edison Mission Energy Services, Inc. and Homer City. As of December 31, 2000, Edison Mission Energy Services, Inc. has received payment in the amount of $0 for services provided pursuant to the Agreement.

Edison Mission Financial Marketing & Trading Co.("EMFM&T"), now Edison Mission Marketing & Trading, Inc. as EMFM&T merged into Edison Mission Marketing & Trading, Inc. ("EMMT") on June 28, 2000, a wholly owned subsidiary of Edison Mission Energy, has entered into an NOx Allowance Sales Agreement with Homer City, wherein EMMT is to purchase from and/or sell to Homer City, NOx Allowances available to Homer City and as required for the use in the operation and maintenance of the Homer City facility. As of December 31, 2000, Homer City paid $1,200,000 to EMMT for NOx Allowances.

EMMT, a wholly owned subsidiary of Edison Mission Energy entered into an Energy Sales Agreement with Homer City, wherein EMMT shall purchase Energy from Homer City (defined as electric energy, expressed in megawatt hours or capacity, of the character commonly known as three-phase, sixty hertz electric energy that is delivered at the nominal voltage of the delivery point). As of December 31, 2000, EMMT paid $344,000 to Homer City for energy provided pursuant to the Agreement.


4.EME07  MIDWEST GENERATION, LLC. [EWG]

(a) Midwest Generation, LLC ("Midwest"), One Financial Place, 440 South LaSalle Street, Suite 3410, Chicago, IL 60605

Midwest owns and/or leases and operates 9,539 MW of generating capacity ("Facilities") acquired from Commonwealth Edison Company and sells electric energy at wholesale. Facilities consist of:

(a.1) Six coal-fired plants located in Illinois totaling 5,646 MW: 542 MW Crawford plant in Chicago 327 MW Fisk plant in Chicago 789 MW Waukegan plant in Waukegan 1358 MW Joliet plant in Joliet 1092 MW Will County plant in Lockport 1538 MW Powerton plant in Pekins

(a.2)  2,698 MW dual-fueled Collins Station in Morris, Illinois

(a.3) 71 dual-fueled peaking units, totaling 1,195 MW, located at the Crawford, Fisk, Waukegan, Calumet, Joliet, Bloom, Electric Junction, Sabrooke, and Lombard Stations.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Midwest Generation EME, LLC; Midwest Generation EME, LLC owns 100% of Edison Mission Midwest Holdings Co. ("Holdings") which owns 100% of Midwest, the exempt wholesale generator.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary Holdings in the amount of $2,500,000,100.

Guarantees:
On March 22, 1999, Edison Mission Energy entered into agreements to acquire 100% of the fossil-fuel generating assets of Commonwealth Edison Company and to operate the plants, which are all located in Illinois. The closing of the transaction occurred on December 15, 1999. A list of Edison Mission Energy contingent liabilities relating to the transaction is set forth below:

(c.1) Guaranty of Edison Mission Energy in favor of Northern Illinois Gas Company, dated November 1, 1999 ("Guaranty"). The agreements listed below (the "Nicor Agreements") were assigned by Commonwealth Edison Company to Edison Mission Marketing and Trading, Inc. ("EMMT"), a wholly owned subsidiary of Edison Mission Energy, via an Assignment Agreement, dated November 1, 1999, between EMMT, Commonwealth Edison Company and Northern Illinois Gas Company in connection with the asset sale. The Guaranty executed by Edison Mission Energy guarantees EMMT's performance of the Nicor Agreements. The Guaranty contains a

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$10 million cap on Edison Mission Energy's liability. The Nicor Agreements were subsequently assigned by EMMT to Midwest via an Assignment Agreement, dated December 13, 1999, between EMMT and Midwest. Under the terms of the Guaranty, Edison Mission Energy remains liable for Midwest's performance of the Nicor Agreements. The Nicor Agreements include:

Collins Gas Service Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated March 25, 1996;

Agency Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated December 10, 1991;

Gas Service Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated November 1, 1999;

Operational Balancing Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated April 29, 1996;

Multiple Accounts Contract between Commonwealth Edison Company and Northern Illinois Gas Company, dated June 1, 1996; and

Critical Material Procurement Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated July 1, 1999.

(c.2) Agency Agreement, dated as of December 15, 1999, between Commonwealth Edison Company, Holdings and Edison Mission Energy, relating to the Coal Purchase Contract and the Railcar Lease Agreement ("Agency Agreement"). Pursuant to the Agency Agreement, Edison Mission Energy and its affiliates receive the benefits of and are responsible for the liabilities under the agreements listed below (the "Unassigned Agreements") to which Commonwealth Edison Company is a party. Commonwealth Edison Company acts as Edison Mission Energy's agent with respect to the Unassigned Agreements and Edison Mission Energy is responsible for 78% of Commonwealth Edison Company's costs in managing the Unassigned Agreements. The Unassigned Agreements include:

Amended and Restated Coal Purchase Contract between Commonwealth Edison Company and Decker Coal Company dated January 1, 1993, as further amended by Amendment No. 1 in 1993; Amendment No. 2 on June 16, 1994; Amendment No. 3 on May 1, 1995; Amendment No.4 on January 1, 1996; Amendment No. 5 on February 1, 1997; Amendment No. 6 on January 1, 1997; and Amendment No. 7 on February 1, 1999; and

Railcar Lease Agreement dated July 15, 1993, between Commonwealth Edison Company and Society National Bank and related documents.

(c.3) Guarantee, dated as of December 15, 1999 (the "Midwest Guarantee") by Midwest in favor of The Chase Manhattan Bank, as Administrative Agent under the Holdings Credit Agreement (as defined below). Holdings, certain lenders and The Chase Manhattan Bank, as Administrative Agent for such lenders entered into a credit agreement (the "Holdings Credit Agreement"), dated as of December 15, 1999, pursuant to which the lenders agreed to make loans to Holdings in an aggregate principal amount not to exceed $1,829,000,000. Under the Midwest Guarantee, Midwest absolutely and unconditionally guarantees the obligations of Holdings under the Holdings Credit Agreement.

(c.4) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T1)") by Holdings in favor of Collins Trust I. Collins Trust I and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T1) (the "Facility Lease (T1)") and Collins Holdings entered into a Facility Sublease Agreement (T1) (the "Facility Sublease (T1)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T1), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T1) and the Facility Sublease (T1).

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

(c.5) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T2)") by Holdings in favor of Collins Trust II. Collins Trust II and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T2) (the "Facility Lease (T2)") and Collins Holdings entered into a Facility Sublease Agreement (T2) (the "Facility Sublease (T2)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T2), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T2) and the Facility Sublease (T2).

(c.6) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T3)") by Holdings in favor of Collins Trust III. Collins Trust III and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T3) (the "Facility Lease (T3)") and Collins Holdings entered into a Facility Sublease Agreement (T3) (the "Facility Sublease (T3)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T3), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T3) and the Facility Sublease (T3).

(c.7) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T4)") by Holdings in favor of Collins Trust IV. Collins Trust IV and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T4) (the "Facility Lease (T4)") and Collins Holdings entered into a Facility Sublease Agreement (T4) (the "Facility Sublease (T4)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T4), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T4) and the Facility Sublease (T4).

(c.8) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty
(T1)") by Midwest in favor of Collins Generation I, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the obligations of Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T1), (ii) the Facility Sublease (T1), (iii) a Participation Agreement (T1), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust I, Collins Generation I, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Collins Trust I, and
(v) a Facility Site Sub-Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.9) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty
(T2)") by Midwest in favor of Collins Generation II, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the obligations of Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T2),
(ii) the Facility Sublease (T2), (iii) a Participation Agreement (T2), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust II, Collins Generation II, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T2), dated as of December 15, 1999 between Collins Holdings and Collins Trust II, and (v) a Facility Site Sub-Sublease Agreement (T2), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.10) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty
(T3)") by Midwest in favor of Collins Generation III, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the obligations of Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T3),


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(ii) the Facility Sublease (T3), (iii) a Participation Agreement (T3), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust III, Collins Generation III, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Collins Trust III, and (v) a Facility Site Sub-Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.11) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty
(T4)") by Midwest in favor of Collins Generation IV, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T4),
(ii) the Facility Sublease (T4), (iii) a Participation Agreement (T4), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust IV, Collins Generation IV, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Collins Trust IV, and (v) a Facility Site Sub-Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.12) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T1)") by Midwest in favor of Collins Trust I. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Document to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T1), (ii) the Facility Sublease (T1), (iii) a Participation Agreement (T1), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust I, Collins Generation I, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Collins Trust I, and
(v) a Facility Site Sub-Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.13) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T2)") by Midwest in favor of Collins Trust II. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T2), (ii) the Facility Sublease (T2), (iii) a Participation Agreement (T2), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust II, Collins Generation II, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T2), dated as of December 15, 1999 between Collins Holdings and Collins Trust II, and (v) a Facility Site Sub-Sublease Agreement (T2), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.14) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T3)") by Midwest in favor of Collins Trust III. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T3),
(ii) the Facility Sublease (T3), (iii) a Participation Agreement (T3), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust III, Collins Generation III, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and

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

Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Collins Trust III, and (v) a Facility Site Sub-Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.15) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T4)") by Midwest in favor of Collins Trust IV. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T4), (ii) the Facility Sublease (T4), (iii) a Participation Agreement (T4), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust IV, Collins Generation IV, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Collins Trust IV, and (v) a Facility Site Sub-Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Midwest.

(c.16) Guarantee, dated as of December 15, 1999 (the "Holdings Guarantee") by Holdings in favor of Bayerische Landesbank International S.A ("Bayerische"). Under the Holdings Guarantee, Holdings guarantees the prompt payment in full when due of the reimbursement obligations of Midwest. Midwest has reimbursement obligations under each of (i) a Reimbursement Agreement I, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000; (ii) a Reimbursement Agreement II, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000;
(iii) a Reimbursement Agreement III, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000; and (iv) a Reimbursement Agreement IV, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000.

(c.17) On March 22, 1999 Commonwealth Edison Company and Edison Mission Energy entered into that certain Asset Sale Agreement wherein Edison Mission Energy agreed to unconditionally and irrevocably guarantee to Commonwealth Edison Company and all of its successors and assigns, the due and punctual performance by any assignee of all covenants, agreements, terms, conditions, undertakings, indemnities and other obligations to be performed and observed by such assignee under the Related Agreements (defined in the Asset Sale Agreement as Agency Agreement, Bill of Sale and Instrument of Assignment, the Confidentiality Agreement, the Easement Agreements, the Facilities Agreements, the Grant Deeds, the Instrument of Assumption, the Power Purchase Agreements and the Reproration Agreements).

Synthetic Lease

On June 10, 2000, Midwest completed an approximate $300 million synthetic lease transaction of the "on-site" and "off-site" peaking units acquired from Commonwealth Edison Company in December, 1999. Together, the on-site peakers and off-site peakers transferred by Midwest consist of 70 combustion turbines and related equipment. The proceeds from the transaction were loaned by Midwest to Edison Mission Energy, and in exchange Edison Mission Energy issued Midwest an intercompany note in the same amount. Simultaneously, the 'lessor trust' leased the peaking units to Midwest, as Lessee, for an approximate five-year term. Edison Mission Energy, as guarantor, agreed to unconditionally guaranty Midwest's obligations under the Synthetic Lease except for Midwest's environmental obligations.

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

Leveraged Lease

On August 24, 2000, Midwest entered into a sale-leaseback transaction with respect to the Powerton and Joliet power facilities to third party lessors. Under the terms of the leases (33.75 years for Powerton and 30 years for Joliet), Midwest will make semi-annual lease payments on each January 2 and July 2, beginning January 2, 2001. Recourse to Midwest under the leases is limited to amounts which would otherwise be distributable to Holdings. Edison Mission Energy guaranteed the payments under a Guarantee dated August 24, 2000.

Midwest has loaned the aggregate proceeds from the sale of the facilities (Powerton and Joliet) to Edison Mission Energy, for which Edison Mission Energy executed promissory notes in favor of Midwest evidencing the indebtedness and promised to repay the principal amount in semi-annual installment (the "Intercompany Loan"). In consideration of the Intercompany Loan, Edison Mission Energy issued a guaranty in favor of each of the four owner trust by which Edison Mission Energy guarantees the payment by Midwest of all rent obligations under the leases. However, for as long as the Intercompany Loan is outstanding, Edison Mission Energy's obligations under the guarantees with respect to termination value may be limited to the difference between termination value and project fail market value of the facility if:

(1)  an event of default occurs under any lease, and

(2)  either the owner trust or the lease indenture trustee, as the case may be,

  (a)  terminates the applicable lease and takes possession of the facilities,

  (b)  sells its interest in the facilities at public or private sale, or

  (c) holds, keeps idle or leases to others its interest in the facilities, without first providing to Midwest and Edison Mission Energy a written demand for payment of termination value.

Arising in connection with risk management activities

Midwest engages in some energy trading and risk management transactions through EMMT, including purchases and sales of electricity, fuel, and emissions credits, and financial transactions for the purpose of hedging price risk on those commodities. Holdings has guaranteed the obligations of EMMT to various counterparties in connection with these transactions, and has also guaranteed some of Midwest's obligations with respect to gas purchase and transportation.

(d)  Capitalization or total equity = $2,508,019,423
Net income after taxes for 2000 = $15,360,183

(e) EMMT provides services to Midwest, including marketing, trading and selling of Energy pursuant to an Energy Sales Agreement, dated as of December 15, 1999. As of December 31, 2000, EMMT has received $1,443,000 in exchange for services provided to Midwest pursuant to the Agreement.

Services Agreements

Administrative services such as payroll, employee benefits programs and information technology, all performed by Edison International or Edison Mission Energy, are shared among all affiliates of Edison International, and the costs of these corporate support services are allocated to all affiliates, including Midwest. Costs are allocated based on one of the following formulas: percentage of time worked, equity in investment and advances, number of employees, or multi-factor, including operating revenues, operating expenses, total assets and number of employees. In addition, Midwest sometimes directly requests services of Edison International or Edison Mission Energy, and those services are performed for Midwest's benefit. Labor and expenses of these directly requested services are specifically identified and billed at cost. Midwest made

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reimbursements for the costs of these programs and other services, which amounted to $149.4 million for the year ended December 31, 2000.

Support Services Agreement

Midwest entered into an agreement with Midwest Generation EME, LLC to provide support services, including construction and construction management, operations and maintenance management, technical services and training, environmental, health and safety services, administrative and IT support, and other managerial and technical services needed to operate and maintain electric power facilities. Under the terms of the agreement, Midwest reimburses Midwest Generation EME, LLC for actual costs incurred by functional area in providing support services, or in the case of specific tasks Midwest requests, the amount negotiated for the task. Actual costs billable under this agreement for the year ended December 31, 2000, were $8.3 million.

Energy Purchase and Sales Agreement

Midwest entered into an agreement with EMMT for the purchase and sale of energy. Under the terms of the agreement, EMMT pays Midwest for the actual price of energy contracted with third parties, less $.02/megawatt-hour. The amount paid or payable to EMMT under this agreement for the year ended December 31, 2000, was $0.7 million.

Services Agreement (Natural Gas)

Midwest entered into an agreement with EMMT to provide services related to purchasing, transportation and storage of natural gas. Under the terms of the agreement, Midwest pays EMMT a service fee of $0.02 for each MMBtu of natural gas delivered to Midwest, plus the actual cost of the gas. The amount billable under this agreement for the year ended December 31, 2000, was $0.8 million.

Fuel Services Agreement

Midwest entered into an agreement with Edison Mission Energy Services, Inc. to provide fuel and transportation services related to coal and fuel oil. Under the terms of the agreement, Midwest pays Edison Mission Energy Services, Inc. a service fee of $0.06 for each ton of coal delivered to Midwest and $0.05 for each barrel of fuel oil delivered to Midwest, plus the actual cost of the commodities. The amount billable under this agreement for the year ended December 31, 2000 was $1.0 million.

4.EME08  NEVADA SUN-PEAK LIMITED PARTNERSHIP [EWG]

(a) Nevada Sun-Peak Limited Partnership ("Nevada Sun-Peak"), 200 South Virginia Street, Reno, NV 89501

Nevada Sun-Peak owns a three unit, natural gas and oil fired combustion turbine generation facility designed to produce a net output of approximately 210 MW. The combustion turbines (General Electric PG 7111-EA-CTGs) are capable of operating on either natural gas or No. 2 distillate fuel oil. The transmission facilities associated with the plant are owned by Nevada Power Company. The facility is located near Las Vegas, Nevada. Commercial operation began on June 8, 1991.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Quartz Peak Energy Company, which owns 50% of Nevada Sun-Peak, the exempt wholesale generator.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary Quartz Peak Energy Company in the amount of $8,125,500.

(d)  Capitalization or total equity = $11,588,902
Net income after taxes for 2000 = $1,487,501


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(e)  There are no contracts between Nevada Sun-Peak and any system company.


4.EME09  ECOELECTRICA LP [FUCO]

(a) EcoElectrica L.P. ("EcoElectric"), a Bermuda limited partnership ("EcoElectrica") Plaza Scotiabank, Suite 902, Avenida Ponce de Leon 273, Hato Rey, Puerto Rico 00918

EcoElectrica owns and operates a liquefied natural gas marine unloading facility, two 1,000,000-barrel LNG storage tanks, LNG vaporization equipment, an approximately 461 MW cogeneration power plant facility with two natural gas turbines and one steam turbine, and a desalination plant, located in Penuelas, Puerto Rico. EcoElectrica also owns and operates: a 2.3 mile, 230 kV transmission line connecting the power plant substation to an existing Puerto Rico Electric Power Authority ("PREPA") substation, a 1.2 mile, 24 inch diameter natural gas accumulator pipeline, a 3.5 mile, 10 inch diameter pipeline to supply liquefied petroleum gas ("LPG") to the facility, and a 1.1 mile, 6 to 8 inch diameter pipeline connecting the natural gas accumulator and PREPA's Costa Sur Power Plant. EcoElectrica became operational in March 2000.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 100% of EcoElectrica S.a.r.l; EcoElectrica S.a.r.l. owns 100% of EME del Caribe Holding GmbH; EME del Caribe Holding GmbH owns 100% of EME del Caribe; EME del Caribe owns 50% of EcoElectrica Holdings, Ltd.; EcoElectrica Holdings, Ltd. owns 100% of EcoElectrica Ltd. and 99%LP of EcoElectrica; EcoElectrica Ltd. owns 1%GP of EcoElectrica, the foreign utility company.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary EcoElectrica S.a.r.l. in the amount of $256,376,254.

On December 23, 1998, a wholly-owned indirect subsidiary of Edison Mission Energy, EME del Caribe, acquired a fifty-percent (50%) interest in EcoElectrica, which owns a 540 MW gas-fired cogeneration facility and a desalination plant and assorted facilities under construction in Penuelas, Puerto Rico.

The following is a listing of the various obligations of Edison Mission Energy with respect to EcoElectrica:

Equity Support Guarantee - Edison Mission Energy was obligated to guarantee certain equity funding obligations of EcoElectrica, Ltd. and EcoElectrica Holdings, Ltd., both Cayman Island companies and partners in EcoElectrica (collectively, the "Affiliate Companies"). The funding obligations are set forth in the Equity Funding Agreement dated as of October 31, 1997 among the Affiliate Companies, EcoElectrica, the project partnership, and the project's lenders.

Accordingly, Edison Mission Energy executed an Equity Support Guarantee dated December 23, 1998, under which it has guaranteed obligations of the Affiliate Companies under the Equity Funding Agreement, including the funding of one-half (approximately $33.5 million) of the required project equity contribution. The proceeds of the equity contribution are expected to be used to repay the construction loan.

Fuel Supply Interruption Reserve Guarantee - To ensure the availability of funds to purchase fuel in the event of an emergency or unforeseen circumstances, such

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as drastically higher fuel costs, EcoElectrica is required to fund from project cash flow a Fuel Supply Interruption Reserve Requirement ("FSIRR") into a Fuel Supply Interruption Reserve Sub-Account ("Fuel Reserve Sub-Account"). The FSIRR increases in amount until quarter 54 (13.5 years after the commercial operation date) and then decreases, in accordance with Schedule IX to the Credit Agreement.

Edison Mission Energy has elected to provide a Fuel Supply Interruption Reserve Guarantee in order that it may withdraw its share of funds from the Fuel Reserve Sub-Account. During each quarter that the FSIRR increases under Schedule IX, the funds deposited into the Fuel Reserve Sub-Account to meet the FSIRR can be withdrawn by Edison Mission Energy upon Edison Mission Energy providing an increase in the Guarantee equal to the amount withdrawn. Edison Mission Energy has executed a Master Guarantee Support Instrument dated December 23, 1998, by and among Edison Mission Energy, ABN Amro Bank N.V., as Administrative Agent, the Chase Manhattan Bank, as Collateral Agent, and the Chase Manhattan Bank, as Depository Agent. As Edison Mission Energy withdraws funds from the Fuel Reserve Sub-Account, it will execute a Master Guarantee Supplement which will indicate the amount withdrawn and supplement earlier amounts withdrawn and guaranteed by Edison Mission Energy.

Based on the project pro-forma at quarter 54, Edison Mission Energy will have withdrawn $9,071,500 from the Fuel Reserve Sub-Account and will have in place a Guarantee in the same amount. The Guarantee will be incrementally released as the amount of the FSIRR decreases after quarter 54 under Schedule IX.

Union Carbide Caribe Inc. ("UCCI") Guarantee - EcoElectrica entered into an Option to Purchase Agreement with UCCI under which EcoElectrica agreed to indemnify UCCI with respect to certain post-closing activities (property damage or personal injury) and environmental contamination on the plant site. This indemnity obligation was guaranteed by Enron Power Corp. and Kenetech Energy Systems Inc., ("KES") pursuant to a Guaranty dated November 25, 1997 (the "UCCI Guaranty").

Edison Mission Energy was required to execute a Guarantee Assumption Agreement under which Edison Mission Energy agreed to assume all of the obligations of KES under the UCCI Guaranty.

Although the indemnity obligation and thus Edison Mission Energy's potential exposure under the UCCI Guaranty is unlimited, the maximum potential pollution risk exposure is believed by environmental experts to be in the $6 million to $7 million range. EcoElectrica is managing this risk through a $70 million EcoElectrica environmental insurance policy from AIG.

Dynegy Letter of Credit Guarantee - On April 17, 2000, Edison Mission Energy and Enron Corp. each, to the extent of 50%, guaranteed the obligations of EcoElectrica (the "Guaranty") under an Application and Agreement for Standby Letter of Credit dated June 30, 1999, between EcoElectrica and Bank of America, N.A., in an amount not to exceed $5,500,000 (the "Letter of Credit"). The Letter of Credit was issued in favor of Dynegy Global Liquids, Inc. to guarantee EcoElectrica's obligations under the Propane Purchase Contract between EcoElectrica and Dynegy Global Liquids, Inc., dated March 21, 1999. Edison Mission Energy's obligation under the Guaranty is limited to $2,750,000 together with 50% of other amounts due under the Letter of Credit, including interest, indemnities and reasonable costs. On August 31, 2000, the Letter of Credit was retired and Edison Mission Energy's obligations under the Guaranty were terminated.

(d)  Capitalization or total equity = $30,003,000
Net loss after taxes for 2000 = ($2,592,500)

(e) Assignment and Assumption Agreement: On October 31, 1997, KES Bermuda, Inc. and EcoElectrica entered into that certain Administrative Services Agreement pursuant to which KES Bermuda, Inc. receives a fee, plus expense reimbursement in return for providing advisory services to EcoElectrica. As of

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December 23, 1998, KES Bermuda, Inc. assigned its rights, title and interests under said agreement to EME del Caribe. As of December 31, 2000, EME del Caribe has received $530,553 for providing services to EcoElectrica.


4.EME10  CONTACT ENERGY LIMITED [FUCO]

(a) Contact Energy Limited ("Contact"), Level 1, Harbour City Tower, 29 Brandon Street, Box 10-742, Wellington, New Zealand

In March 1999, Edison Mission Energy Taupo Ltd.("EME Taupo"), an indirect, wholly owned subsidiary of Edison Mission Energy entered into agreements with the government of New Zealand to acquire 40% of Contact. Contact owns and operates hydroelectric, geothermal and natural gas-fired power generating plants in New Zealand with a total generating capacity of 2,449 MW. Contact also supplies gas and electricity to customers in New Zealand and has a minority interest in a power project in Australia. The acquisition was conditioned on the New Zealand government completing an initial public offering of the remaining 60% of Contact, which occurred in mid-May 1999.

In December 2000, EME Taupo transferred its 40% interest in Contact to EME Pacific Holdings ("Pacific"), an indirect, wholly owned subsidiary of Edison Mission Energy as part of a global restructuring of Edison Mission Energy's investment in Contact (the "Transfer"). In connection with the Transfer, Edison Mission Energy entered into a further Deed of Covenant in favor of the institutional subscriber of $160 million of the preferred stock issued by EME Taupo in May 1999. This further Deed of Covenant requires Edison Misson Energy to compensate the institutional preferred stock subscriber in the event that a private binding ruling issued to it by the New Zealand Inland Revenue Department ceases to apply as a direct result of the Transfer. The amount of any compensation that may become payable by Edison Mission Energy under the further Deed of Covenant is limited to that necessary to keep the preferred stock subscriber in the same position that it would have been in had the private binding ruling continued to apply. Also in December 2000, Edison Mission Energy's ownership increased a total of 2.26% due to (i) Contact's buyback of shares from the open market and (ii) an additional purchase of shares by Pacific.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 100% of EME Atlantic Holdings Limited, which owns 100% of EME Ascot Limited, which owns 100% of EME Buckingham Limited, which owns 100% of EME Precision B.V., which owns 100% of EME Universal Holdings, which owns 100% of EME Pacific Holdings, which owns 42.26% of Contact, the foreign utility company.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary Edison Mission Energy Global Management, Inc., in the amount of $296,519,856.

Guarantees:
As security for Edison Mission Energy's obligations to close the acquisition, Edison Mission Energy caused to be delivered letters of credit (the "Contact Letters of Credit") in the face amount of $625,000,000. In connection with the delivery of the Contact Letters of Credit, Edison Mission Energy executed and delivered its guarantee of repayment in favor of the Contact Letters of Credit issuers in the event of any draws thereunder. The Contact Letters of Credit were cancelled and returned to Edison Mission Energy upon the close of the two financings discussed below.

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

In May 1999, Edison Mission Energy Global Management, Inc. ("EME Global"), a wholly owned subsidiary of Edison Mission Energy, issued $120 million of preferred stock in connection with the acquisition of Contact. Edison Mission Energy entered into a Support Agreement with EME Global that requires Edison Mission Energy to make capital contributions to EME Global in order for it to maintain a positive net worth and to provide sufficient funds for payment of declared dividends on preferred stock and any redemption price in respect of the preferred stock. Edison Mission Energy's maximum obligation under the Support Agreement is limited to either (A) an amount equal to twice the sum of (i) the liquidation preference of the preferred stock (currently approximately $240 million) and (ii) the liquidation preference on all outstanding preferred stock of EME Global ranking pari passu with the preferred stock (currently zero) or
(B) the amount that Edison Mission Energy could lawfully distribute to its ultimate shareholder (Edison International) under the General Corporation Law of the State of California (approximately $278 million as of June 30, 1999).

In connection with the acquisition of Contact, in May 1999, EME Taupo issued NZ$400 million of preferred stock. Edison Mission Energy entered into three Deeds of Covenant. The first Deed of Covenant (Facility Agreement) is in favor of Edison Contacts Investments Limited ("ECI"), a special purpose company through which Credit Suisse First Boston and other financiers have provided financial accommodation to EME Taupo) as a lender and requires Edison Mission Energy to provide funds (A) of up to NZ$13 million annually if required to ensure EME Taupo's payment obligations to ECI are met in respect of interest and dividends and (B) to ensure that EME Taupo satisfies certain financial ratios. The second and third Deeds of Covenant (Subscription Agreement) require Edison Mission Energy to provide funds to the Preferred Stock Subscribers to compensate for any shortfall in attaching tax imputation credits to the dividends on the preferred stock.

EME Taupo has obligations to put up cash or other security, such as a Letter of Credit, if the 15-day average of the closing share price of Contact falls below NZ$2.55 million on any date from May 14, 2000, to June 30, 2003. Although this is not an obligation of Edison Mission Energy, Edison Mission Energy will provide EME Taupo with sufficient funds or credit support to meet this obligation, if required. The amount of this obligation will not exceed approximately US$15 million.

In December 2000, EME Taupo transferred its 40% interest in Contact to EME Pacific Holdings, an indirect, wholly-owned subsidiary of Edison Mission Energy as part of a global restructuring of Edison Mission Energy's investment in Contact (the "Transfer"). In connection with the Transfer, Edison Mission Energy entered into a further Deed of Covenant in favour of the institutional subscriber of $160 million of the preferred stock issued by EME Taupo in May 1999. This further Deed of Covenant requires Edison Mission Energy to compensate the institutional preferred stock subscriber in the event that a private binding ruling issued to it by the New Zealand Inland Revenue Department ceases to apply as a direct result of the Transfer. The amount of any compensation that may become payable by Edison Mission Energy under the further Deed of Covenant is limited to that necessary to keep the preferred stock subscriber in the same position that it would have been in had the private binding ruling continued to apply.

(d)  Capitalization or total equity = $295,677,924
Net income after taxes for 2000 = $15,004,074

(e) There are no service, sales or construction agreements between Contact and any system company.


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

4.EME11 PERTH POWER PARTNERSHIP [FUCO] - SUCCESSOR OF INTEREST TO KWINANA POWER PARTNERSHIP ("KPP")

(a) Perth Power Partnership ("PPP") (formerly Kwinana Power Partnership), James Court, Kwinana Beach 6167, Western Australia.

PPP's facilities used for the generation, transmission, or distribution of electric energy for sale consist of a 116 MW gas-fired combined cycle cogeneration plant at the oil refinery owned and operated by British Petroleum Refinery Proprietary Limited at Kwinana near Perth, Australia, and interconnection equipment necessary to connect the plant with the refinery and with PPP's wholesale purchaser, Western Power Corporation. KPP commenced operation in December 1996. On August 11, 2000, KPP sold 30% of the facilities and obligations related to the facilities to SembCorp Energy (Kwinana) Pte Ltd. (SembCorp). KPP and SembCorp simultaneously formed PPP, a partnership to directly own the facilities. SembCorp owns a 30% partnership interest in PPP, and KPP owns a 70% partnership interest. The partners of KPP continue to be MEC Perth B.V. (99%) and Mission Energy (Kwinana) Pty Ltd. (1%).

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI directly owns 99% of MEC Perth B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Perth B.V.; MEC Perth B.V. owns 99% of KPP, which owns 70% of PPP, the foreign utility company. MECI also directly owns 100% of Loy Yang Holdings Pty Ltd, which owns 100% of Edison Mission Energy Holdings Pty Ltd, which owns 100% of Mission Energy (Kwinana) Pty Ltd, which owns the remaining 1% of KPP, which owns 70% of PPP, the foreign utility company.

(c) The only outstanding guarantee by Edison Mission Energy or a subsidiary in relation to PPP is the Guarantee and Indemnity dated March 21, 1995, between KPP and Edison Mission Operation & Maintenance, Inc. ("MOMI Guarantee") (assigned to PPP on August 11, 2000). The MOMI Guarantee is given to Edison Mission Operation & Maintenance, Inc. to guarantee the operations of Edison Mission Operations (Kwinana) Pty Ltd under the Kwinana Operation and Maintenance Agreement dated March 21, 1995.

(d)  Capitalization or total equity = $12,715,744
Net income after taxes for 2000 = $9,539,057

(e) The Administrative Support Agreement dated March 21, 1995, between Edison Mission Energy Holdings Pty Ltd and KPP (assigned to PPP pursuant to Assumption Deed dated August 8, 2000). Under the Administrative Support Agreement, Edison Mission Energy Holdings Pty Ltd agrees to provide personnel and administrative support, (e.g., accounting, banking and tax, business promotion) to KPP to assist KPP in fulfilling its obligations under the Syndicated Project Facility Agreement dated March 21, 1995.

The Operation and Maintenance Agreement ("OMA") between Mission Operations (Kwinana) Pty Limited and KPP dated March 21, 1995 (amended and restated pursuant to Deed of Amendment and Restatement dated August 7, 2000, and assigned to PPP on August 11, 2000.) The OMA appoints an indirect, wholly owned subsidiary of MECI, Edison Mission Operation & Maintenance Kwinana Pty Ltd ("EMOK") to operate and maintain the Kwinana cogeneration plant and equipment. EMOK received $331,683 in compensation as operator in 2000.

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

Under the Professional and Administrative Services Agreement ("PASA") between EMOK and Edison Mission Energy Holdings Pty Ltd. ("EMEH") dated March 17, 1995, EMEH agrees to provide professional and administrative services (e.g., accounting, banking and tax, business promotion) and staff to EMOK to assist EMOK in fulfilling its obligations under the OMA. EMEH received $0 in compensation under the PASA in 2000.

Under the Technical Support Agreement ("TSA") between Edison Mission Operation and Maintenance, Inc ("EMOMI") and Edison Mission Operation & Maintenance Pty Ltd dated March 17, 1995, EMOMI provides technical support, (i.e., personnel and knowledge) to EMOK to enable EMOK to comply with its obligations under the OMA. EMOMI received $0 in compensation under the TSA in 2000.


4.EME12  LOY YANG B JOINT VENTURE [FUCO]

(a) Loy Yang B Joint Venture ("LYBJV"), Bartons Lane, Loy Yang, Victoria, Australia 3844

LYBJV owns two coal-fired generating units with generator nameplate ratings of 500,000 kW each, located in the Latrobe Valley in the State of Victoria, Australia. Unit 1 began commercial operation on September 30, 1993, and Unit 2 began commercial operation on September 30, 1996.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI, through wholly owned subsidiaries of Edison Mission Energy, collectively owns 100% of the interests in Loy Yang B Joint Venture, the foreign utility company, as explained below.

The system-owned venturer is Latrobe Power Partnership ("LPP"), which owns a 51% interest. LPP is 1% owned by Edison Mission Energy Australia Ltd. (the managing general partner) and 99% owned by Mission Victoria Partnership (a general partner).

Edison Mission Energy Australia Ltd. is wholly owned by Edison Mission Energy Holdings Pty Ltd, which is wholly owned by Loy Yang Holdings Pty Ltd, which is a wholly owned subsidiary of MEC International B.V.

Mission Victoria Partnership is 52.31% owned by Latrobe Power Pty Ltd (general partner), 46.69% owned by Traralgon Power Pty Ltd (general partner), and 1% owned by Mission Energy Ventures Australia Pty Ltd (managing general partner). Latrobe Power Pty Ltd and Traralgon Power Pty Ltd are both owned 99% by MEC International B.V. and 1% by Loy Yang Holdings Pty Ltd. Mission Energy Ventures Australia Pty Ltd is wholly owned by Loy Yang Holdings Pty Ltd, which is owned as described above. Gippsland Power Pty Ltd. owns the remaining 49% in LYBJV. Gippsland is 100% owned by Mission Energy Development Australia Pty Ltd., which is 100% owned by EME Victoria Generation Ltd., which is 100% owned by EME Generation Holdings Ltd., which is 100% owned by Mission Hydro Limited Partnership, which is 69% owned by MEC Wales BV, 30% owned by Mission Energy Wales Company and 1% owned by Mission Hydro (UK) Limited. All three partners to Mission Hydro Limited Partnership are 100% directly or indirectly owned by Edison Mission Energy.

(c) Edison Mission Energy, through its indirect and direct subsidiaries, closed financing of $964 million (the "Financing") for the purchase of the remaining

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49% of LYBJV. The Financing consists of (i) a 15 year interest-only term facility, (ii) a 20 year amortizing term facility with principal and interest payments scheduled quarterly commencing September 30, 1998, and (iii) a working capital facility with a term equal to that of the 20 year amortizing term facility. The Financing was structured on a non-recourse basis. Lenders look solely to the cash proceeds of LYBJV to repay the debt and have taken a security interest in the LYBJV.

In the document between Edison Mission Energy and the Bank Group entitled "MEC Undertaking," Edison Mission Energy is obligated (i) to support all performance obligations of EME Management Australia Pty Ltd ("MEMA") (the operator under the Operations & Maintenance Agreement ("O&M Agreement") and (ii) to provide up to 5,000,000 Australian Dollars in any year to MEMA in the event that MEMA incurs certain liabilities under the O&M Agreement.

LPP's and Gippsland's capital contribution = $78,412,225

(d) LPP's and Gippsland's Equity = $77,744,929 LPP's and Gippsland's Net Income after taxes for 2000 = $30,781,680

(e) An indirect, wholly owned subsidiary of MEC International B.V., Edison Mission Operation & Maintenance Loy Yang Pty Ltd. operates the generating plant pursuant to an amended operating and maintenance contract. The intermediate holding company of Edison Mission Operation & Maintenance Loy Yang Pty Ltd. is Edison Mission Energy Holdings Pty Ltd. As operator, Edison Mission Operation & Maintenance Loy Yang Pty Ltd. performs the following services: management and supervision of the construction commissioning, testing, operation and maintenance of the Loy Yang B power station on behalf of the joint venture participants.


4.EME13  P. T. PAITON ENERGY [FUCO]

(a) P. T. Paiton Energy ("Paiton"), Jl. Raya Surabaya Situbondo KM 141, Paiton 67291, Probolinggo, East Java, Indonesia

Paiton's facilities consist of two coal-fired electric generating units in Paiton, Indonesia, on the northeast Java coast, both of which achieved commercial operation during 1999. Each unit has a nominal net design capacity of 605 MW and is comprised of a boiler and steam turbine generator with ancillary facilities. The two units share a control room.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI directly owns 99% of MEC Indonesia B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Indonesia B.V.; MEC Indonesia B.V. owns 40% of P. T. Paiton Energy, the foreign utility company.

(c) Capital contribution made by Edison Mission Energy through its subsidiary MEC Indonesia B.V. was in the amount of $125,694,200. Edison Mission Energy and its wholly owned affiliates, MEC Indonesia B.V., MEC International B.V., and MEC International Holdings B.V. ("Mission Affiliates") have undertaken the following obligations:

Equity Support Guarantee. Edison Mission Energy and the Mission Affiliates have guaranteed payment of 47.06% of Paiton's obligations to contribute base equity, overrun equity and contingent overrun equity to the Paiton Project. Edison

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

Mission Energy and the Mission Affiliates' obligations are $320,008,000 (as of December 31, 2000, these obligations have been fully funded) for base equity, $82,355,000 for overrun equity (as of December 31, 2000, this obligation has been fully funded) and $58,825,000 for contingent overrun equity (as of December 31, 2000, $19,302,081 of this obligation has been funded). The total Edison Mission Energy/Mission Affiliates' commitment is $461,200,000.

(c.1) Overrun Equity. Overrun Equity in the amount of $82,355,000 (Edison Mission Energy/Mission Affiliates' portion) is for costs incurred by the Paiton Project that were not included in the project budget and not otherwise covered by third parties such as insurers or the construction contractor.

(c.2) Contingent Overrun Equity. Contingent Overrun Equity in the amount of $58,825,000 (Edison Mission Energy/Mission Affiliates' portion) will be utilized on the same basis as Overrun Equity once the Overrun Equity has been fully utilized.

(c.3) BHP Loans. Edison Mission Energy has agreed to lend 47.06% of the equity required to be contributed by P.T. Batu Hitam Perkasa, an Indonesian limited liability company, and 15% shareholder in Paiton (the "BHP Loans"). The BHP Loans are to be repaid out of Paiton dividends and carry an interest rate of LIBOR plus 2.25% for a term of 20 years. The BHP Loan obligation is included in Edison Mission Energy's Equity Support Agreement commitment and accounts for $21,459,360 of that obligation. This obligation has been fully funded.

(d)  Capitalization or total equity = $343,398,519
Net income after taxes for 2000 = $46,113,898

(e) Edison Mission Energy Asia Pte Ltd., a wholly owned subsidiary of MEC International B.V., has entered into an Operation and Maintenance Agreement with Paiton to provide operation and maintenance services. The services under the Operation and Maintenance Agreement have been assumed by P.T. Edison Mission Operation & Maintenance Indonesia ("PTEMO&M"), another indirect subsidiary of Edison Mission Energy. PTEMO&M has received $6,080,055 net income after taxes in 2000.


4.EME14  TRI ENERGY COMPANY LIMITED [FUCO]

(a) Tri Energy Company Limited ("Tri Energy"), 16th Floor, Grand Amarin Tower, New Petchburi Road, Ratchathewi, Bangkok 10320 Thailand

Tri Energy's facilities consist of a 700 MW gas turbine combined cycle facility located in Ratchaburi Province, west of Bangkok, Thailand, and interconnection equipment necessary to connect the facility with the company's wholesale purchaser, the Electricity Generating Authority of Thailand. Tri Energy became operational on June 30, 2000.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 100% of EME Tri Gen B.V., which owns 25% of Tri Energy Company Limited, the foreign utility company.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary EME Tri Gen B.V. in the amount of $23,289,420.

(d)  Capitalization or total equity = $23,457,686
Net income after taxes for 2000 = $168,266


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(e) Edison Mission Energy Asia Pacific Pte Ltd. ("EME Asia") and Tri Energy have entered into an Onshore Service Agreement and an Offshore Service Agreement. Under the Onshore Service agreement, EME Asia is to provide managerial, professional and technical services within Thailand to Tri Energy for a fixed annual fee of 6,000,000 Baht [US Dollars]. Under the Offshore Service agreement, EME Asia is to provide managerial, professional and technical services outside of Thailand on an hourly fee basis. As of December 31, 2000, EME Asia has received payment of $82,234.


4.EME15  DERWENT COGENERATION LIMITED [FUCO]

(a) Derwent Cogeneration Limited ("Derwent"), Lansdowne House, Berkeley Square, London W1X 5DH England

The 214 MW plant at Spondon, Derbyshire, England, went into operation in 1995.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 100% of Mission Energy Company (UK) Limited which owns 33% of Derwent, the foreign utility company.

(c)  Total capital contribution = $2,538,658

(d)  Capitalization or total equity = $3,481,091
Net income after taxes for 2000 = $1,997,196

(e) Mission Energy Services Limited ("MESL") provided construction management services to Derwent throughout the construction phase of the project and is now the operator of the facility. MESL is to receive a fee of $3,266,808 per year for operation and maintenance services as well as reimbursement from Derwent for expenditures incurred for operation and maintenance services.


4.EME16  FIRST HYDRO COMPANY [FUCO]

(a) First Hydro Company ("FHC"), Bala House, St. David's Park, Ewloe, Clwyd, Wales CH5 3XJ

The principal assets of FHC are two pumped storage stations located in North Wales at Dinorwig and Ffestiniog which have a combined registered capacity of 2,088 MW. These facilities were built to provide additional generation for meeting peak demand throughout the day and to provide rapid generation response to sudden changes in electricity demands.

(b) Edison International's wholly owned subsidiary The Mission Group owns 100% of Edison Mission Energy, which through its subsidiaries (i) wholly owned Mission Energy Wales Company, owns 30%LP of Mission Hydro Limited Partnership, which in turn owns 100% of EME Generation Holdings, Ltd., which in turn owns 99% of First Hydro Holdings Company, which owns 100% of First Hydro Finance plc, which owns 1% of FHC; (ii) wholly owned Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co.; MECI

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

owns 100% of Mission Energy Company (UK) Limited, which owns 100% of Mission Hydro (UK) Limited, which in turn directly owns 1% of First Hydro Holdings Company and indirectly owns the remaining 99% of First Hydro Holdings Company through its 1%GP interest in Mission Hydro Limited Partnership, First Hydro Holdings Company owns 100% of First Hydro Finance plc, which in turn owns 1% of FHC; and (iii) the wholly owned subsidiary Mission Energy Holdings International, Inc. owns 99.97% of MEC International B.V. (see above for remaining 0.03%), which directly owns 99% of MEC Wales B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Wales B.V., MEC Wales B.V. owns 69%LP of Mission Hydro Limited Partnership, which in turn owns 100% of EME Generation Holdings, Ltd., which owns 99% of First Hydro Holdings Company, which owns 100% of First Hydro Finance plc, which owns 100% of FHC the foreign utility company.

(c) First Hydro Finance plc ("FHF"), an indirect subsidiary of Edison Mission Energy, purchased all of the outstanding shares of FHC for $1.0 billion plus $45.7 million as consideration for the working capital of FHC at the date of acquisition. This acquisition was funded through a combination of (i) a $621.4 million credit facility with Barclays Bank Plc, (ii) a $350 million capital contribution from Edison International, and (iii) $50.4 from Edison Mission Energy's working capital. FHF obtained the financing for First Hydro Holdings Company, a wholly owned indirect subsidiary of Edison Mission Energy. To support the financing for FHF, Edison Mission Energy has issued a letter of credit from its $400 million corporate revolving credit.

Revenue Support Letter of Credit - The Letter of Credit was issued by Bank of America in the amount of 12 million pounds sterling (U.S. $19.4 million) in favor of FHF and assigned to Prudential Trustee Company Limited as security trustee. The Revenue Support Letter of Credit must be opened for the initial five years of financing with a bank having a short-term rating of at least A-1/P-1. The Revenue Support Letter of Credit may be drawn down to make up any shortfalls in interest payments owing and to cure any default arising from interest coverage ratios dropping below 1.05 to 1.0 for the applicable reference periods. The Revenue Support Letter of Credit Obligation expires in December 2001.

(d)  Capitalization or total equity = $226,155,621
Net income after taxes for 2000 = $93,444,837

(e)  There are no contracts between FHC and any system company.


4.EME17  EDISON FIRST POWER LIMITED  [FUCO]

(a) Edison First Power Limited ("EFPL"), Lansdowne House, Berkeley Square, London W1X 5DH England

EFPL acquired Ferrybridge, a coal-fired electric generating plant with a generating capacity of approximately 2,000 MW located in West Yorkshire and Fiddler's Ferry, a coal fired electric generating plant with a generating capacity of approximately 2,000 MW located in Warrington.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100 of Mission Energy Holdings International Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 100% of Global Generation B.V., which owns 100% of Edison First Power Holdings I, which owns 100% Maplekey Holdings Limited, which owns 100% of Maplekey UK Finance Limited, which owns 100% of Maplekey UK Limited, which owns 100% of EFPL, the foreign utility company.

(c) Capital contributions were made by Edison Mission Energy through its subsidiary Global Generation, B.V., in the amount of $924,743,903.

Guarantees:
On April 30, 1999, EFPL executed two Sale and Lease Agreements with PowerGen UK plc, an English corporation ("PowerGen") for the acquisition of each of Ferrybridge and Fiddler's Ferry. The acquisition and financing of Ferrybridge and Fiddler's Ferry were completed on July 19, 1999, for approximately $2 billion.

The following is a listing of the various obligations undertaken by Edison Mission Energy with respect to the acquisition and financing of Ferrybridge and Fiddler's Ferry:

(c.1) Purchase Price Adjustment Guarantee - Edison Mission Energy has guaranteed to PowerGen the payment of $16,879,000 for each of Ferrybridge and Fiddler's Ferry as an adjustment to the purchase price in the event that the Environmental Authority of Her Majesty's Government in the United Kingdom (the "Environmental Authority") allows for an increase in emissions from Ferrybridge and Fiddler's Ferry. The Environmental Authority issued its determination regarding emissions in January 2000. As a result there is no upward adjustment to the purchase price, this obligation will cease and EME will have no further obligation hereunder.

(c.2) Coal and Capex Facility Guarantee - Edison Mission Energy has guaranteed to Barclays Bank PLC the obligations of EME Finance UK Limited ("EME Finance"), an indirect wholly-owned subsidiary of Edison Mission Energy, under that certain Coal and Capex Facility Agreement (the "Facility Agreement") dated as of July 19, 1999, and entered into in connection with the financing of Ferrybridge and Fiddler's Ferry, pursuant to which Barclays Bank PLC issued at the request of EME Finance two letters of credit:

(c.3.1) Capex Letter of Credit - A five-year letter of credit in the amount of $142,038,217 was posted to meet the obligations of EFPL in relation to capital costs associated with construction costs arising from proposed modifications to Ferrybridge and Fiddler's Ferry and may be drawn upon where funds in the revenue account of EFPL are insufficient to pay such costs; and

(c.3.2) Coal Letter of Credit - A fifty-four (54) month letter of credit in the amount of $86,764,331 was posted to meet the obligations of EFPL under certain coal supply agreements and may be drawn upon to fund amounts which become due and payable from time to time under such agreements.

(c.4) Debt Service Reserve Letter of Credit - Edison Mission Energy caused to be posted by Bank of America a Letter of Credit denominated in Pounds Sterling equal to $85,395,600 under Edison Mission Energy's corporate revolving line of credit with Bank of America, to serve as a debt service reserve account which may be drawn upon by the trustee for the bondholders in the event EFPL fails to make debt service payments under the Guaranteed Secured Variable Rate Bonds due 2019 (the "Bonds"). The Bonds are non-recourse to Edison Mission Energy.

(d)  Capitalization or total equity = $926,733,606
Net income after taxes for 2000 = $26,027,459

(e) EFPL and Edison Mission Marketing and Services Limited ("EMMS") have entered into an Agency Agreement (the "Agreement") wherein EMMS shall provide Agency Services (as defined in Schedule 1 to the Agreement) to EFPL. As of December 31, 2000, EMMS has charged EFPL $2,032,173 for services provided to EFPL under the Agreement.

EFPL and EMMS have entered into a Services Agreement (the "Agreement") wherein EMMS provides certain office functions and management expertise (as outlined in Schedule 1 of the Agreement) to EFPL. As of December 31, 2000, EMMS has charged EFPL $484,105 for services provided to EFPL under the Agreement.

4.EME18  IBERICA DE ENERGIAS, S.A. [FUCO]

(a) Iberica de Energias, S.A. ("Iberica"), Paseo de Gracia 18, Planta 4, 08007, Barcelona, Spain

Iberica's facilities consist of the following fifteen mini-hydroelectric facilities which are capable of producing a total of 48.55 MW:
Quintana:  1.48MW facility in Herrera de Valdecana, Palencia
La Flecha:  2.66MW facility in Arroyo Encomienda, Valladolid
Toro:  4.50MW facility in Toro, Zamora
Tudela:  1.48MW facility in Tudela de Duero, Valladolid
Sardon Bajo:  1.60MW facility in Villabanez, Valladolid
Bocos:  1.60MW facility in Bocos de Duero, Valladolid
Monasterio:  1.60MW facility in Quintanilla de Arriba, Valladolid
Logrono:  3.68MW facility in Logrono, La Rioja
Mendavia:  5.60MW facility in Mendavia, Navarra
La Ribera:  4.40MW facility in Pradejon, La Rioja
Gelsa:  7.20MW facility in Gelsa, Zaragoza
Alos: 4.80MW facility in Alos de Balaguer, Lerida
Castellas:  2.25MW facility in Valls de Aguilar, Lerida
Sossis:  3.3MW facility in Pyrenees (Lerida)
Olvera:  2.4MW facility in south of Spain (Jaen)

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 10% of Hydro Energy B.V. and indirectly through its wholly owned subsidiary Iberian Hy-Power Amsterdam B.V. owns the remaining 90% of Hydro Energy B.V.; Hydro Energy B.V. owns 96.65% of Iberica de Energias, the foreign utility company, and Iberian Hy-Power Amsterdam B.V. owns the remaining 3.35%.

(c) The capital contribution made by Edison Mission Energy through its subsidiary Iberian Hy-Power Amsterdam B.V. was $2,451,818. In August, 1993, MECI, through its 34% ownership interest and its direct ownership interest in Hydro Energy B.V., acquired an aggregate 40.6% interest in Energias Hidraulicas, S.A. ("EH") from Energies, S.A., the hydroelectric development subsidiary of Vivendi (formerly Compagne Generale des Eaux). Subsequently, EH sold Iberica and Mediterranea to Hydro Energy B.V. Compagne Generale des Eaux is a French water utility company. EH is a Spanish holding company which will develop water right concessions, but has no operating facilities. During 1996, the five facilities previously owned by Compania Mediterranea de Energias, S.A., were merged into Iberica. Also in 1996, Energias Hidraulicas' name was changed to Edison Mission Energy Espana, S.A.

In connection with the acquisition of EH, Vivendi provided to Iberica and Mediterranea a 10-year limited revenue guaranty, which allowed Iberica and Mediterranea to secure non-recourse project financing. Consideration to Vivendi for the acquisition of Iberica and Mediterranea included the assumption by Hydro Energy B.V. of an existing loan with deferred payments to Vivendi beginning in 1999 and ending in 2003. Edison Mission Energy has provided a guarantee for any such deferred payments which are outstanding as of September 30, 2003 (six months after the due date for all such deferred payments). The guarantee by Edison Mission Energy provides for no rights of acceleration by Vivendi under any circumstances. At December 31, 2000, the present value of the deferred payments will amount to $25.2 million ($31.9 million face value discounted at 11.5%).

(d)  Capitalization or total equity = $32,382,275
Net income after taxes for 2000 = $3,198,502

(e)  There are no contracts between Iberica and any system company.


4.EME19  ELECTROMETALURGICA DEL EBRO, S.A. [FUCO]

(a) Electrometalurgica del Ebro, S.A. ("EMESA"), Paseo de Gracia 18, Planta 4, 08007, Barcelona, Spain

EMESA's facilities consist of three mini-hydroelectric facilities (Sastago I, Sastago II and Menza) all located near the Ebro River in Zaragoza. The three mini-facilities are masonry weir, concrete intake structures capable of producing 3 MW, 17.3 MW and 13 MW, respectively.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 10% of Hydro Energy B.V. and indirectly through its wholly owned subsidiary Iberian Hy-Power Amsterdam B.V. owns the remaining 90% of Hydro Energy B.V.; Hydro Energy B.V. owns 96.65% of Iberica de Energias and Iberian Hy-Power Amsterdam B.V. owns the remaining 3.35%; Iberica de Energias owns 91.32% of EMESA, the foreign utility company.

(c) The capital contribution made by MECI through Iberian Hy-Power Amsterdam B.V. was $4,870,451.

(d)  Capitalization or total equity = $5,264,018
Net income after taxes for 2000 = $19,703

(e)  There are no contracts between EMESA and any system company.


4.EME20  LAKELAND POWER LTD. [FUCO]

(a) Lakeland Power Ltd. ("Lakeland"), Roosecote Power Station,
Barrow-in-Furness, Cumbria, England LA13 OPX

Lakeland's facilities consist of a 220 MW gas-fired combined cycle electricity generation plant.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 1% of Pride Hold Limited and 100% of Mission Energy Company (UK) Limited; Mission Energy Company (UK) Limited owns 99% of Pride Hold Limited. Pride Hold Limited owns 100% of Lakeland Power Ltd., the foreign utility company.

(c) The capital contribution made by Edison Mission Energy through its subsidiary Pride Hold Limited was $6,021,299.

(d)  Capitalization or total equity = $5,323,980

Net income after taxes for 2000 = $15,972,482

(e)  There are no contracts between Lakeland and any system company.


4.EME21  ISAB ENERGY, s.r.l. [FUCO]

(a)  ISAB Energy, s.r.l. ("ISAB"), Corso Gelone No. 103, Siracusa, Sicily, Italy

ISAB's facilities consist of a 512 MW integrated gasification and combined cycle power plant, located in Priolo Gargallo, 8 kilometers from Siracusa, Sicily. ISAB became operational in April 2000.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI directly owns 99% of MEC Priolo B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Priolo B.V.; MEC Priolo B.V. owns 49% of ISAB, the foreign utility company.

(c) Edison Mission Energy has guaranteed (for the benefit of the banks financing the construction of the power plant) MEC Priolo B.V.'s obligation to inject into ISAB equity and subordinated debt totaling $66,380,204. This amount must be injected on the earlier of: (i) 56 months after signing the loan documents; (ii) 52 months after first drawdown of funds; (iii) conversion of the debt into a term loan or (iv) upon acceleration of the debt. If an event of default occurs under the financing documents, prior to the occurrence of one of the four events described above, Edison Mission Energy's equity and subordinated debt is required to the extent necessary to bring the equity amount to a pari passu basis with the current level of loans outstanding from the banks. Also in connection with the financing of ISAB, Edison Mission Operation & Maintenance, Inc. ("EMOMI") pursuant to a guarantee (the "EMOMI Guarantee") has guaranteed (for the benefit of ISAB and the banks financing the construction of the ISAB power plant) ISAB's financial obligations (as the operator) to ISAB under the Operation and Maintenance Agreement for the operation and maintenance of the power plant. The maximum payable by EMOMI under the EMOMI Guarantee is capped at the mobilization fee or base fee paid in any given year (anywhere from $3-5 million per year). Deosphalter O&M (capped at base or mobilization fee - less than $1 million per year).

(d)  Capitalization or total equity = $570,111
Net loss after taxes for 2000 = ($13,958,879)

(e) ISAB and Edison Mission Energy Limited ("EMEL") entered into a Secondment Agreement on January 1, 1997, wherein EMEL seconds certain of its employees to ISAB to assist in areas related to ISAB's business (i.e., project management). Under this agreement, EMEL has received compensation in the amount of $0 for 2000. Mission Energy Italia s.r.l. ("MEI") and ISAB have entered into a Secondment Agreement effective January 1, 1997, wherein MEI seconds certain of its employees to ISAB to assist in areas related to ISAB's business (i.e., project control and general management). Under this Secondment Agreement, MEI has received $589,632 as of December 31, 2000. EMEL entered into a Sponsor Support Agreement with ISAB effective January 1, 1997, wherein EMEL provides activities to ISAB in the areas which include the following: financial model administration; maintenance and development of relationship with lenders to ISAB; advice on finance; maintenance and development of relationship with insurance companies; maintenance and development of relationship with international law firms; supervision and preparation of legal contracts and provide interpretation of existing contracts. During 2000, EMEL has received $214,124 under this Sponsor Support Agreement.


4.EME22  ITALIAN VENTO POWER CORPORATION 4 S.R.L. [FUCO]

(a) Italian Vento Power Corporation 4 S.r.l. ("IVPC"), Via Circumvallazione, 54/h, 83100 Avellino, Italy

IVPC is developing 280.7 MW of wind-generated capacity in rural Italy in eleven projects, consisting of clusters of 660 kW and 600kW turbines and associated equipment in the following comunes (townships): (1) 47 turbines totaling 30 MW in Andretta and Bisaccia; (2) 60 turbines totaling 39.6 MW in Lacedonia and Monteverde; (3) 41 turbines totaling 27.06 MW in Monacilioni, Pielracatella, and Sant Elia; (4) 60 turbines totaling 39.6 MW in Forenza and Maschito; (5) 25 turbines totaling 15 MW in Volturara and Motta Moniecorvino; (6) 30 turbines totaling 18 MW in Roselo; (7) 47 turbines totaling 30.3 MW in Celle San Vito, Greci and Montaguto; (8) 30 turbines totaling 19.8 MW in Panni; (9) 45 turbines totaling 29.7 MW in Bortigiadas, Aggius and Vidalba; (10) 34 turbines totaling
22.44 MW in Avigliano; and (11) 14 turbines totaling 9.24 MW in Roseto. The projects include transmission lines connecting the generating facilities to the grid, ranging in length from less than 100 meters to a maximum of 9 kilometers. IVPC is also constructing, but will not own, substations associated with the projects. IVPC also owns and is currently operating a 2.4 MW project in Rocca San Felice consisting of four 600 kW turbines and associated equipment.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 100% of Edison Mission Wind Power Italy B.V. (formerly IVPC Energy 5 B.V.) ("EMWP"), which owns 50% of IVPC, the foreign utility company.

(c) The capital contribution made by Edison Mission Energy through Edison Mission Wind Power was $44,002,088.

Under the terms of the Intercreditor Agreement dated March 3, 2000, to which EMWP is a party, any Junior Debt, which is widely defined as, essentially, any liability owed by IVPC to EMWP, is subordinated to the obligations of IVPC to the banks party thereto, in a manner in which any amount received or otherwise receivable by EMWP from IVPC may be applied against IVPC's debts to such banks, save for certain excepted payments specified therein, referred to as Permitted Distributions.

Under the terms of the Project Finance Facilities Syndicated Credit Agreement dated September 7, 2000, to which IVPC, but not EMWP, is a party, there are restrictions imposed upon IVPC on amounts that IVPC may distribute or otherwise pay to EMWP and in certain circumstances amounts otherwise so distributable or payable may be applied against the amounts outstanding under that agreement from IVPC to the banks lending thereunder.

EMWP has also pledged its shares to the lenders under the Facilities Agreement referred to above and other financial institutions as security for IVPC's obligations.

(c.1) (a) on March 3, 2000, EMWP and IVPC entered into a "Subordinated Loan Agreement" according to which EMWP has undertaken to finance IVPC by way of subordinated loans in the amounts set forth therein; and (b) according to the "Development Permits for Stages A and B" letter dated March 15, 2000, MECI has undertaken toward UPC International Partnership CV II, inter alia, the obligation to procure that EMWP extends a loan to IVPC for up to 50% of the equity contribution required to be contributed to IVPC with respect to such Stage under the Senior Loan, in the event that any Permit for Stages A and B has not been issued.

(d)  Capitalization or total equity = $2,019,131
Net income after taxes for 2000 = $211,234

(e)  There are no services contracts between IVPC and any system company.


4.EME23  DOGA ENERJI URETIM SANAYI VE TICARET L.S.  [FUCO]

(a) Doga Enerji Uretim Sanayi ve Ticaret L.S. ("Doga"), Merkez Mahallesi, Birlik Caddesi 11/8, Esenyurt, Istanbul, Turkey

Doga's facility used for the generation, transmission, or distribution of electric energy for sale consists of a 180 MW combined cycle turbine cogeneration plant in Istanbul, Turkey. Doga became operational in May 1999.

(b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co. MECI owns 99% of MEC Esenyurt B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Esenyurt B.V.; MEC Esenyurt B.V. owns 80% of Doga, the foreign utility company.

(c) In connection with the financing of Doga, Edison Mission Operation & Maintenance, Inc. ("EMOMI"), pursuant to a guarantee ("EMOMI Guarantee"), has guaranteed (for the benefit of Doga and the Banks) the financial obligations of Doga Isletme ve Bakim Ticaret L.S. (as operator) to Doga under the Operation and Maintenance Agreement for the operation and maintenance of the power plant. The maximum amount payable by EMOMI under the EMOMI Guarantee is capped at the base fee paid in any given year (no more than $1 million per year.)

The capital contribution made by Edison Mission Energy through MEC Esenyurt B.V. was $34,849,343.

(d)  Capitalization or total equity = $55,979,216
Net income after taxes for 2000 = $8,914,370

(e)  There are no contracts between Doga and any system company.

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         Consolidating statements of income and surplus for the year ended December 31, 2000, and consolidating balance sheets as of December 31, 2000, for the claimant and its subsidiary companies.


                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.


         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 20th day of April, 2001.

                                                     EDISON INTERNATIONAL

                                                     By:  Kenneth S. Stewart
                                                     -------------------------
                                                     Kenneth S. Stewart
                                                     Assistant General Counsel



Corporate Seal
Attest:


Bonita J. Smith
-------------------
Bonita J. Smith
Assistant Secretary


NAME, TITLE AND ADDRESS OF OFFICER TO WHOM NOTICES AND CORRESPONDENCE CONCERNING THIS STATEMENT SHOULD BE ADDRESSED:

Kenneth S. Stewart                     Assistant General Counsel
-----------------------------------------------------------------
      (Name)                                    (Title)
2244 Walnut Grove Avenue, Post Office Box 999, Rosemead, CA 91770
-----------------------------------------------------------------
                          (Address)

                                   SCHEDULE I
                       SOUTHERN CALIFORNIA EDISON COMPANY
                         ELECTRIC GENERATING PROPERTIES

                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------

MAIN SYSTEM - SCE OWNED

COAL:

Four Corners                                  San Juan, NM          4        07/01/1969                818,100
    Owned by Others - 52%                                                                            (425,412)
                                                                                               ----------------
    Owned by SCE - 48%                                                                                 392,688

                                                                    5        07/01/1970                818,100
    Owned by Others - 52%                                                                            (425,412)
                                                                                               ----------------
    Owned by SCE - 48%                                                                                 392,688

                                                                             TOTAL SCE                 785,376
                                                                                               ================

Mohave                                        Clark, NV             1        04/01/1971                818,100
    Owned by Others - 44%                                                                            (359,964)
                                                                                               ----------------
    Owned by SCE - 56%                                                                                 458,136

                                                                    2        10/01/1971                818,100
    Owned by Others - 44%                                                                            (359,964)
                                                                                               ----------------
    Owned by SCE - 56%                                                                                 458,136

                                                                             TOTAL SCE                 916,272
                                                                                               ================

                                              TOTAL COAL                                             1,701,648
                                                                                               ================

NUCLEAR:

San Onofre                                    San Diego             1        01/01/1968                      0
    Owned by Others - 20%                                                                                    0
                                                                                               ----------------
    Owned by SCE - 80%                                                                                       0

                                                                    2        08/08/1983              1,127,000
    Owned by Others - 24.95%                                                                         (281,185)
                                                                                               ----------------
    Owned by SCE - 75.05%                                                                              845,815

                                                                    3        04/01/1984              1,127,000
    Owned by Others - 24.95%                                                                         (281,185)
                                                                                               ----------------
    Owned by SCE - 75.05%                                                                              845,815

                                                                             TOTAL SCE               1,691,630
                                                                                               ================

Palo Verde                                    Maricopa, AZ          1        02/01/1986              1,403,100
    Owned by Others - 84.2%                                                                        (1,181,410)
                                                                                               ----------------
    Owned by SCE - 15.8%                                                                               221,690

                                                                    2        09/19/1986              1,403,100
    Owned by Others - 84.2%                                                                        (1,181,410)
                                                                                               ----------------
    Owned by SCE - 15.8%                                                                               221,690




                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------

                                                                    3        01/20/1988              1,403,100
    Owned by Others - 84.2%                                                                         (1,181,410)
                                                                                               ----------------
    Owned by SCE - 15.8%                                                                               221,690

                                                                             TOTAL SCE                 665,070
                                                                                               ================

                                              TOTAL NUCLEAR:                                         2,356,700
                                                                                               ================

HYDRO:

NORTHERN REGION HYDROELECTRIC PLANTS:

Big Creek #1                                  Fresno                1        11/08/1913                 19,800
                                                                    2        11/08/1913                 15,750
                                                                    3        07/12/1923                 21,600
                                                                    4        06/08/1925                 31,200
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                88,350

Big Creek #2                                  Fresno                3        12/18/1913                 15,750
                                                                    4        01/11/1914                 15,750
                                                                    5        02/01/1921                 17,500
                                                                    6        03/31/1925                 17,500
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                66,500

Big Creek #2A                                 Fresno                1        08/06/1928                 55,000
                                                                    2        12/21/1928                 55,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               110,000

Big Creek #3                                  Fresno & Madera       1        10/03/1923                 34,000
                                                                    2        09/30/1923                 34,000
                                                                    3        10/05/1923                 34,000
                                                                    4        04/28/1948                 36,000
                                                                    5        02/24/1980                 36,450
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               174,450

Big Creek #4                                  Fresno & Madera       1        06/12/1951                 50,000
                                                                    2        07/02/1951                 50,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               100,000

Big Creek #8                                  Fresno                1        08/16/1921                 30,000
                                                                    2        06/08/1929                 45,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                75,000

Mammoth Pool                                  Madera                1        03/28/1960                 95,000
                                                                    2        03/28/1960                 95,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               190,000

Portal                                        Fresno                1        12/22/1956                 10,800




                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------
NORTHERN REGION HYDROELECTRIC PLANTS
(continued)

John S. Eastwood                              Fresno                1        12/01/1987                199,800

                                              TOTAL NORTHERN REGION HYDRO
                                              PLANTS                                                 1,014,900
                                                                                               ================

EASTERN REGION HYDROELECTRIC PLANTS:

Fontana                                       San Bernardino        1        12/22/1917                  1,475
                                                                    2        12/22/1917                  1,475
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 2,950

Kaweah #1                                     Tulare                1        05/25/1929                  2,250

Kaweah #2                                     Tulare                2        09/13/1929                  1,800

Kaweah #3                                     Tulare                1        05/29/1913                  2,400
                                                                    2        05/29/1913                  2,400
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 4,800

Kern River #1                                 Kern                  1        05/19/1907                  6,570
                                                                    2        06/07/1907                  6,570
                                                                    3        07/29/1907                  6,200
                                                                    4        06/27/1907                  6,570
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                25,910

Kern River #3                                 Kern                  1        05/13/1921                 20,500
                                                                    2        03/22/1921                 19,670
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                40,170

Kern River Borel                              Kern                  1        12/31/1904                  3,000
                                                                    2        12/31/1904                  3,000
                                                                    3        01/23/1932                  6,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                12,000

Lytle Creek                                   San Bernardino        1        10/23/1904                    250
                                                                    2        09/15/1904                    250
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   500

Ontario #1                                    Los Angeles           1        12/00/1902                    200
                                                                    2        12/00/1902                    200
                                                                    3        12/00/1902                    200
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   600

Ontario #2                                    Los Angeles           1        06/13/1963                    320

San Gorgonio #1                               Riverside             1        12/05/1923                  1,500

San Gorgonio #2                               Riverside             1        12/17/1923                    938

Santa Ana #1                                  San Bernardino        1        02/14/1899                    800
                                                                    2        02/10/1899                    800
                                                                    3        01/09/1899                    800


                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------
EASTERN REGION HYDROELECTRIC PLANTS
(continued)

                                                                    4        01/10/1899                    800
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 3,200

Santa Ana #3                                  San Bernardino        1        11/16/1999                  2,000
[Santa Ana #2&#3 replaced by new Santa Ana #3 plant]

Sierra                                        Los Angeles           1        01/12/1922                    240
                                                                    2        02/16/1922                    240
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   480

Tule River                                    Tulare                1        09/14/1909                  1,260
                                                                    2        09/14/1909                  1,260
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 2,520

Mill Creek #1                                 San Bernardino        1        09/07/1893                    800

Mill Creek #2                                 San Bernardino        1        08/03/1904                    250

Mill Creek #3                                 San Bernardino        3        03/20/1903                  1,000
                                                                    4        01/23/1904                  1,000
                                                                    5        03/03/1904                  1,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 3,000

Bishop Creek #2                               Inyo                  1        11/00/1908                  2,500
                                                                    2        11/00/1908                  2,500
                                                                    3        06/00/1911                  2,320
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 7,320

Bishop Creek #3                               Inyo                  1        06/12/1913                  2,750
                                                                    2        06/12/1913                  2,340
                                                                    3        06/12/1913                  2,500
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 7,590

Bishop Creek #4                               Inyo                  1        09/20/1905                  1,000
                                                                    2        09/20/1905                  1,000
                                                                    3        00/00/1906                  1,985
                                                                    4        10/01/1907                  1,985
                                                                    5        00/00/1909                  1,985
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 7,955

Bishop Creek #5                               Inyo                  1        05/30/1943                  2,000
                                                                    2        06/01/1919                  2,532
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 4,532

Bishop Creek #6                               Inyo                  1        03/12/1913                  1,600

Lundy                                         Mono                  1        12/09/1911                  1,500
                                                                    2        02/02/1912                  1,500
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 3,000

Poole                                         Mono                  1        00/00/1924                 11,250




                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------
Rush Creek                                    Mono                  1        10/17/1916                  4,400
                                                                    2        12/11/1917                  4,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 8,400

                           TOTAL EASTERN REGION HYDRO
                                              PLANTS                                                   157,635
                                                                                               ================

                                              TOTAL HYDRO PLANTS                                     1,172,535
                                                                                               ================

TOTAL SCE OWNED RESOURCES (MAIN SYSTEM)
                                                                                                     5,230,883
                                                                                               ================


ISOLATED SYSTEMS:

Pebbly Beach (Diesel)                         Los Angeles           7        07/03/1958                  1,000
                                              (Catalina)            8        06/26/1963                  1,500
                                                                    10       07/25/1966                  1,125
                                                                    12       06/18/1976                  1,550
                                                                    14       10/24/1986                  1,400
                                                                    15       12/31/1995                  2,800
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 9,375

Catalina Hydro                                Los Angeles           1        05/05/1983                     30
                                                                    2        07/24/1985                     22
                                                                    3        07/24/1985                     57
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   109

TOTAL SCE OWNED RESOURCES:                                                                               9,484
                                                                                               ================

TOTAL ISOLATED SYSTEMS RESOURCES
                                                                                                         9,484
                                                                                               ================



                                    EXHIBIT A
                 CONSOLIDATING STATEMENTS OF INCOME AND SURPLUS
                          CONSOLIDATING BALANCE SHEETS

       Attached hereto as Exhibit A are the following financial statements dated as of December 31, 2000, or for the year then ended:

                                                                                              PAGES
Consolidating Balance Sheet and Consolidating Statements of Income and Retained               -----
Earnings, unless otherwise noted:

-------------------------------Part 2------------------------------
Edison International and Subsidiaries                                                          87-98
Southern California Edison Company and Subsidiaries                                           99-111
Southern California Edison Company and Subsidiaries
       Equity Investments                                                                        112
Edison Ventures and Subsidiaries                                                             113-118
The Mission Group and Subsidiaries                                                           119-130
Edison Technology Solutions and Subsidiaries                                                 131-136
Edison Technology Solutions and Subsidiaries
       Equity Investments                                                                        137
Edison Enterprises and Subsidiaries                                                          138-143
Edison Source and Subsidiaries                                                               144-149
Edison Select and Subsidiaries                                                               150-158


-------------------------------Part 3------------------------------
Edison Capital and Subsidiaries
       Consolidating Balance Sheet (ASSETS)                                                  159-190


-------------------------------Part 4------------------------------
Edison Capital and Subsidiaries
       Consolidating Balance Sheet (LIABILITIES)                                             191-222


-------------------------------Part 5------------------------------
Edison Capital and Subsidiaries
       Consolidating Statements of Income
       and Retained Earnings                                                                 223-254


-------------------------------Part 6a-----------------------------
Edison Capital and Subsidiaries
       Equity Investments in Real Estate
       Limited Partnerships (A-L)                                                            255-320


-------------------------------Part 6b-----------------------------
Edison Capital and Subsidiaries
       Equity Investments in Real Estate
       Limited Partnerships (M-Z)                                                            321-402


-------------------------------Part 7------------------------------
Mission Land Company and Subsidiaries                                                        403-417
Mission Power Engineering Company and Subsidiaries                                           418-423


-------------------------------Part 8------------------------------
Edison Mission Energy and Subsidiaries
       Consolidating Balance Sheet                                                           424-489


                                                                                              PAGES
                                                                                              -----
-------------------------------Part 9------------------------------
Edison Mission Energy and Subsidiaries
       Consolidating Statements of Income and
       Retained Earnings                                                                     490-522
Edison Mission Energy and Subsidiaries
       Equity Investments                                                                    523-540
Edison Mission Energy Fuel and Subsidiaries                                                  541-549
Edison Mission Global Management, Inc. and Subsidiaries                                      550-555
Edison Mission Holdings Co. and Subsidiaries                                                 556-564
EME Eastern Holdings Co. and Subsidiaries                                                    565-570
Hanover Energy Company and Subsidiaries                                                      571-576
Midwest Generation EME, LLC and Subsidiaries                                                 577-585
Mission Energy Holdings International, Inc. and Subsidiaries                                 586-594
Mission Del Cielo, Inc. and Subsidiaries                                                     595-600

-------------------------------Part 10------------------------------
MEC International B.V. and Subsidiaries                                                      601-648
MECI, Edison Mission Energy Asia Pte Ltd and Subsidiaries                                    649-657
MECI, Edison Mission Millennium B.V. and Subsidiaries                                        658-663
MECI, Edison Mission Operation & Maintenance
       Services B.V. and Subsidiaries                                                        664-669
MECI, EME Atlantic Holdings Limited and Subsidiaries                                         670-678
MECI, Global Generation B.V. and Subsidiaries                                                679-684
MECI, GGBV, Edison First Power Holdings I and Subsidiaries                                   685-693
MECI, GGBV, EFPHI, South Australian Holdings Ltd. and Subsidiaries                           694-699
MECI, GGBV, EFPHI, SAHL, EME International Dragon Limited
       and Subsidiaries                                                                      700-705
MECI, GGBV, EFPHI, SAHL, EIDL, EME Monet Ltd. and Subsidiaries                               706-711
MECI, GGBV, EFPHI, Maplekey Holdings Limited and Subsidiaries                                712-717

-------------------------------Part 11------------------------------
MECI, Hydro Energy B.V. and Subsidiaries                                                     718-723
MECI, Iberian Hy-Power Amsterdam B.V. and Subsidiaries                                       724-732
MECI, Iberian, Hydro Energy B.V. and Subsidiaries                                            733-738
MECI, Iberian, Iberica de Energias, S.A. and Subsidiaries                                    739-744
MECI, Latrobe Power Pty Ltd and Subsidiaries                                                 745-750
MECI, Loy Yang Holdings Pty Ltd and Subsidiaries                                             751-759
MECI, Loy Yang, Edison Mission Energy Holdings Pty Ltd
       and Subsidiaries                                                                      760-771
MECI, Loy Yang, Latrobe Power Pty Ltd and Subsidiaries                                       772-777
MECI, Loy Yang, Mission Energy Ventures Australia Pty Ltd
       and Subsidiaries                                                                      778-783
MECI, Loy Yang, Traralgon Power Pty. Ltd. and Subsidiaries                                   784-789
MECI, MEC Esenyurt B.V. and Subsidiaries                                                     790-795

-------------------------------Part 12------------------------------
MECI, MEC International Holdings B.V. and Subsidiaries                                       796-816
MECI, MECI Esenyurt and Subsidiaries                                                         817-822
MECI, MECI Holdings, MEC San Pascual B.V. and Subsidiaries                                   823-828
MECI, MECI Holdings, MEC Wales B.V. and Subsidiaries                                         829-834
MECI, MECI Holdings, MEC Wales, Mission Hydro Limited
       Partnership and Subsidiaries                                                          835-840
MECI, MECI Holdings, MEC Wales, MHLP, EME Generation
       Holdings Limited and Subsidiaries                                                     841-858


                                                                                              PAGES
-------------------------------Part 13------------------------------                          -----
MECI, MEC San Pascual B.V. and Subsidiaries                                                  859-864
MECI, MEC Wales B.V. and Subsidiaries                                                        865-870
MECI, MEC Wales, Mission Hydro Limited Partnership
       and Subsidiaries                                                                      871-876
MECI, MEC Wales, MHLP, EME Generation Holdings Limited
       and Subsidiaries                                                                      877-894


-------------------------------Part 14------------------------------
MECI, Mission Energy Company (U.K.) Limited and Subsidiaries                                 895-903
MECI, MEC(UK), Mission Hydro (UK) Limited and Subsidiaries                                   904-909
MECI, MEC(UK), MH(UK), First Hydro Holdings Co.
       and Subsidiaries                                                                      910-915
MECI, MEC(UK), MH(UK), Mission Hydro Limited Partnership
       and Subsidiaries                                                                      916-921
MECI, MEC(UK), MH(UK), MHLP, EME Generation Holdings Limited
       and Subsidiaries                                                                      922-939
MECI, MEC(UK), Pride Hold Limited and Subsidiaries                                           940-945
MECI, Pride Hold Limited and Subsidiaries                                                    946-951
MECI, EcoElectrica S.a.r.l. and Subsidiaries                                                 952-960
MECI, Traralgon Power Pty. Ltd. and Subsidiaries                                             961-966
MEC International B.V. and Subsidiaries
       Equity Investments                                                                    967-969

                                    EXHIBIT B
                       EXEMPT WHOLESALE GENERATORS [EWGs]
                      AND FOREIGN UTILITY COMPANIES [FUCOs]

EDISON CAPITAL

4.EC01  ELECTRICIDAD DE LA PAZ S.A.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company
04                 Mission Funding Epsilon
05                    Edison Capital International (Bermuda) Ltd.
06                        Edison Capital Latin American Investments
                          (Bermuda) Ltd.
07                           AIG-GE Capital Latin American Infra-
                             structure Fund LP
08                              Andes Energy XII Ltd.
09                                  Paz Holdings Ltd.
10                                     Electricidad de La Paz S.A.


4.EC02  EMPRESA DE LUZ Y FUERZA ELECTRICA DE ORURO S.A.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company
04                 Mission Funding Epsilon
05                    Edison Capital International (Bermuda) Ltd.
06                        Edison Capital Latin American Investments
                          (Bermuda) Ltd.
07                           AIG-GE Capital Latin American Infra-
                             structure Fund LP
08                              Andes Energy XII Ltd.
09                                  Paz Holdings Ltd.
10                                     Empresa de Luz y Fuerza Electrica de
                                       Oruro S.A.


4.EC03  EPZ MISSION FUNDING MU TRUST  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company
04                 Mission Funding Epsilon
05                    Mission Funding Alpha
06                        Mission Funding Mu
07                           EPZ Mission Funding Mu Trust


4.EC04  EPZ MISSION FUNDING NU TRUST  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company
04                 Mission Funding Epsilon
05                    Mission Funding Delta
06                        Mission Funding Nu
07                           EPZ Mission Funding Nu Trust


4.EC05  LAKOTA RIDGE LLC  [EWG]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company

04                 Mission Funding Zeta
05                    Lakota Ridge LLC 75%


4.EC06  SHAOKATAN HILLS LLC  [EWG]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company
04                 Mission Funding Zeta
05                    Shaokatan Hills LLC 75%


4.EC07  WOODSTOCK HILLS LLC  [EWG]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company
04                 Mission Funding Zeta
05                    Woodstock Hills LLC 75%


4.EC08  STORM LAKE PARTNERS I LLC  [EWG]
00    Edison International
01       The Mission Group
02           Edison Capital
03              Edison Funding Company
04                 Mission Iowa Wind Company
05                    Storm Lake Partners I LLC 99%


EDISON MISSION ENERGY

4.EME01  AUBURNDALE POWER PARTNERS, L.P.  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Devereaux Energy Company
04                 Auburndale Power Partners, L.P. (49%LP)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              El Dorado Energy Company
04                 Auburndale Power Partners, L.P. (1%GP)


4.EME02 BROOKLYN NAVY YARD COGENERATION PARTNERS, LP [EWG]
00  Edison International
01    The Mission Group 02 Edison Mission Energy
03      Mission Energy New York, Inc.
04        Brooklyn Navy Yard Cogeneration Partners, LP (1% GP & 49%LP)


4.EME03  COMMONWEALTH ATLANTIC LIMITED PARTNERSHIP  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Hanover Energy Company
04                 Chickahominy River Energy Corp.
05                    Commonwealth Atlantic Limited Partnership (50%)

4.EME04  GORDONSVILLE ENERGY, LP  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Madison Energy Company
04                 Gordonsville Energy, LP (49%)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Rapidan Energy Company
04                 Gordonsville Energy, LP (1%)


4.EME05  HARBOR COGENERATION COMPANY  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              South Coast Energy Company
04                 Harbor Cogeneration Company (30%GP)


4.EME06  EME HOMER CITY GENERATION L.P.  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Edison Mission Holdings Co.
04                 Chestnut Ridge Energy Company
05                    EME Homer City Generation L.P. (99%LP)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Edison Mission Holdings Co.
04                 Mission Energy Westside, Inc.
05                    EME Homer City Generation L.P. (1%GP)


4.EME07  MIDWEST GENERATION, LLC  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Midwest Generation EME, LLC
04                 Edison Mission Midwest Holdings Co.
05                    Midwest Generation, LLC


4.EME08  NEVADA SUN-PEAK LIMITED PARTNERSHIP  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Quartz Peak Energy Company
04                 Nevada Sun-Peak Limited Partnership (50%)


4.EME09  ECOELECTRICA L.P.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    EcoElectrica S.a.r.l.
06                        EME del Caribe Holding GmbH
07                           EME del Caribe
08                              EcoElectrica Holdings, Ltd. 50%

09                                  EcoElectrica Ltd.
10                                     Ecoelectrica LP (1%)
---
09                                  Ecoelectrica LP (99%)


4.EME10  CONTACT ENERGY LIMITED  [EWG]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    EME Atlantic Holdings Limited
06                        EME Buckingham Limited
07                           EME Precision B.V.
08                              EME Universal Holdings
09                                  EME Pacific Holdings
10                                     Contact Energy Limited (42.26%)


4.EME11  PERTH POWER PARTNERSHIP  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    MEC Perth B.V. (99%)
06                        Kwinana Power Partnership (99%)
07                           Perth Power Partnership (70%)
---
05                    MEC International Holdings B.V.
06                        MEC Perth B.V. (1%)
07                           Kwinana Power Partnership (99%)
08                              Perth Power Partnership (70%)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Loy Yang Holdings Pty Ltd.
06                        Edison Mission Energy Holdings Pty Ltd.
07                           Mission Energy (Kwinana) Pty Ltd.
08                              Kwinana Power Partnership (1%)
09                                  Perth Power Partnership (70%)


4.EME12  LOY YANG B JOINT VENTURE  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
---
05A                   Latrobe Power Pty Ltd (99%)
06A                       Mission Victoria Partnership (52.31%)
07A                          Latrobe Power Partnership (99%)
08A                             Loy Yang B Joint Venture (51%)
---
05B                   Loy Yang Holdings Pty Ltd
06B                       Edison Mission Energy Holdings Pty Ltd
07B                          Edison Mission Energy Australia Ltd
08B                             Latrobe Power Partnership (1%)
09B                                 Loy Yang B Joint Venture (51%)
---

05C                   Loy Yang Holdings Pty Ltd
06C                       Latrobe Power Pty Ltd (1%)
07C                          Mission Victoria Partnership (52.31%)
08C                             Latrobe Power Partnership (99%)
09C                                 Loy Yang B Joint Venture (51%)
---
05D                   Loy Yang Holdings Pty Ltd
06D                       Mission Energy Ventures Australia Pty Ltd
07D                          Mission Victoria Partnership (1%)
08D                             Latrobe Power Partnership (99%)
09D                                 Loy Yang B Joint Venture (51%)
---
05E                   Loy Yang Holdings Pty Ltd
06E                       Traralgon Power Pty Ltd (1%)
07E                          Mission Victoria Partnership (46.69%)
08E                             Latrobe Power Partnership (99%)
09E                                 Loy Yang B Joint Venture (51%)
---
05F                   Traralgon Power Pty Ltd (99%)
06F                       Mission Victoria Partnership (46.69%)
07F                          Latrobe Power Partnership (99%)
08F                             Loy Yang B Joint Venture (51%)
---
05G                   Mission Energy Company (UK) Limited
06G                       Mission Hydro (UK) Ltd
07G                          Mission Hydro Limited Partnership (1%)
08G                             EME Generation Holdings Ltd
09G                                 EME Victoria Generation Ltd
10G                                    Mission Energy Development Australia
                                       Pty Ltd
11G                                       Gippsland Power Pty Ltd
12G                                          Loy Yang B Joint Venture (49%)
---
05H                   MEC Wales B.V. (99%)
06H                       Mission Hydro Limited Partnership (69%)
07H                          EME Generation Holdings Ltd
08H                             EME Victoria Generation Ltd
09H                                 Mission Energy Development Australia
                                    Pty Ltd
10H                                    Gippsland Power Pty Ltd
11H                                       Loy Yang B Joint Venture (49%)
---
05I                   MEC International Holdings B.V.
06I                       MEC Wales B.V. (1%)
07I                          Mission Hydro Limited Partnership (69%)
08I                             EME Generation Holdings Ltd
09I                                 EME Victoria Generation Ltd
10I                                    Mission Energy Development Australia
                                       Pty Ltd
11I                                       Gippsland Power Pty Ltd
12I                                          Loy Yang B Joint Venture (49%)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Wales Company
04                 Mission Hydro Limited Partnership (30%)
05                    EME Generation Holdings Ltd
06                        EME Victoria Generation Ltd
07                           Mission Energy Development Australia Pty Ltd
08                              Gippsland Power Pty Ltd
09                                  Loy Yang B Joint Venture (49%)

4.EME13  P. T. PAITON ENERGY COMPANY  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    MEC Indonesia B.V. (99%)
06                        P. T. Paiton Energy Company (40%)
---
05                    MEC International Holdings B.V.
06                        MEC Indonesia B.V. (1%)
07                           P. T. Paiton Energy Company (40%)


4.EME14  TRI ENERGY COMPANY LIMITED  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    EME Tri Gen B.V.
06                        Tri Energy Company Limited (25%)


4.EME15  DERWENT COGENERATION LIMITED  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Mission Energy Company (UK) Limited
06                        Derwent Cogeneration Limited (33%)


4.EME16  FIRST HYDRO COMPANY  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
---
05J                   Mission Energy Company (UK) Limited
06J                       Mission Hydro (UK) Ltd
07J                          Mission Hydro Limited Partnership (1%)
08J                             EME Generation Holdings Ltd
09J                                 First Hydro Holdings Company (99%)
10J                                    First Hydro Company (99%)
---
05K                   Mission Energy Company (UK) Limited
06K                       Mission Hydro (UK) Ltd
07K                          Mission Hydro Limited Partnership (1%)
08K                             EME Generation Holdings Ltd
09K                                 First Hydro Holdings Company (99%)
10K                                    First Hydro Finance plc
11K                                       First Hydro Company (1%)
---
05L                   MEC Wales B.V. (99%)
06L                       Mission Hydro Limited Partnership (69%)
07L                          EME Generation Holdings Ltd
08L                             First Hydro Holdings Company (99%)
09L                                 First Hydro Company (99%)
---
05M                   MEC Wales B.V. (99%)
06M                       Mission Hydro Limited Partnership (69%)
07M                          EME Generation Holdings Ltd

08M                             First Hydro Holdings Company (99%)
09M                                 First Hydro Finance plc
10M                                    First Hydro Company (1%)
---
05N                   MEC International Holdings B.V.
06N                       MEC Wales B.V. (1%)
07N                          Mission Hydro Limited Partnership (69%)
08N                             EME Generation Holdings Ltd
09N                                 First Hydro Holdings Company (99%)
10N                                    First Hydro Company (99%)
---
05O                   MEC International Holdings B.V.
06O                       MEC Wales B.V. (1%)
07O                          Mission Hydro Limited Partnership (69%)
08O                             EME Generation Holdings Ltd
09O                                 First Hydro Holdings Company (99%)
10O                                    First Hydro Finance plc
11O                                       First Hydro Company (1%)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Wales Company
04                 Mission Hydro Limited Partnership (30%)
05                    EME Generation Holdings Ltd
06                        First Hydro Holdings Company (99%)
---
07                           First Hydro Company (99%)
---
07                           First Hydro Finance plc
08                              First Hydro Company (1%)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Mission Energy Company (UK) Limited
06                        Mission Hydro (UK) Ltd
07                           First Hydro Holdings Company (1%)
08                              First Hydro Company (99%)
---
08                              First Hydro Finance plc
09                                  First Hydro Company (1%)


4.EME17  EDISON FIRST POWER LIMITED  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Global Generation B.V.
06                        Edison First Power Holdings I
07                           Maplekey Holdings Limited
08                              Maplekey UK Finance Limited
09                                  Maplekey UK Limited
10                                     Edison First Power Limited


4.EME18  IBERICA DE ENERGIAS, S.A.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*

04                 MEC International B.V.
05                    Hydro Energy B.V. (10%)
06                        Iberica de Energias, S.A. (96.65%)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Iberian Hy-Power Amsterdam B.V.
06                        Hydro Energy B.V. (90%)
07                           Iberica de Energias, S.A. (96.65%)
---
06                        Iberica de Energias (3.35%)


4.EME19  ELECTROMETALURGICA DEL EBRO, S.A.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Hydro Energy B.V. (10%)
06                        Iberica de Energias, S.A. (96.65%)
07                           Electrometalurgica del Ebro, S.A. (91.32%)

00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Iberian Hy-Power Amsterdam B.V.
06                        Hydro Energy B.V. (90%)
07                           Iberica de Energias, S.A. (96.65%)
08                              Electrometalurgica del Ebro, S.A. (91.32%)
--
06                        Iberica de Energias, S.A. (3.35%)
07                           Electrometalurgica del Ebro, S.A. (91.32%)


4.EME20  LAKELAND POWER LIMITED  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Mission Energy Company (UK) Limited
06                        Pride Hold Limited (99%)
07                           Lakeland Power Limited
---
05                    Pride Hold Limited (1%)
06                        Lakeland Power Limited


4.EME21  ISAB ENERGY, s.r.l.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    MEC Priolo B.V. (99%)
06                        ISAB Energy, s.r.l. (49%)
---

5                    MEC International Holdings B.V.
06                        MEC Priolo B.V. (1%)
07                           ISAB Energy, s.r.l. (49%)


4.EME22  ITALIAN VENTO POWER CORPORATION 4 S.r.l.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    Edison Mission Wind Power Italy B.V.
06                        Italian Vento Power Corporation 4 S.r.l. (50%)


4.EME23  DOGA ENERJI URETIM SANAYI VE TICARET L.S.  [FUCO]
00    Edison International
01       The Mission Group
02           Edison Mission Energy
03              Mission Energy Holdings International, Inc.*
04                 MEC International B.V.
05                    MEC Esenyurt B.V. (99%)
06                        Doya Enerji Uretim Sanayi ve Ticaret L.S. (80%)
---
05                    MEC International Holdings B.V.
06                        MEC Esenyurt B.V. (1%)
07                           Doya Enerji Uretim Sanayi ve Ticaret Anonim
                             Sirketi (80%)



* Mission Energy Holdings International, Inc. directly owns 99.97% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.02% of MECI through its wholly owned subsidiaries EME UK International LLC, which owns 0.01% or 100% of the Class B shares of MECI, and EME Southwest Power Corporation, which owns 0.01 or 100% of the Class C shares of MECI; Edison Mission Energy owns 0.01% (100% of the Class D shares) of MECI through its wholly owned subsidiary Edison Mission Project Co.




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                                Southern             The Mission Group    Edison Ventures
                                                                California Edison    Consolidated         Consolidated
                                                                Co. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $583,159           $1,134,676                    -
Receivables - net                                                         919,045            1,067,556                   $5
Accrued unbilled revenue                                                  376,873                    -                    -
Fuel inventory                                                             11,720              207,791                    -
Materials and supplies, at average cost                                   131,651               78,499                    -
Accumulated deferred income taxes - net                                   544,561                    -                    3
Trading and price risk management assets                                        -              251,524                    -
Prepayments and other current assets                                      124,736               55,382                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    2,691,745            2,795,428                    8
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 102,223            9,980,230                    -
Nuclear decommissioning trusts                                          2,504,990                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -            2,700,151                    -
Investments in leveraged leases                                                 -            2,345,301                    -
Other investments                                                          89,570                    -                2,406
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       2,696,783           15,025,682                2,406
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                        13,128,755                    -                    -
  Generation                                                            1,745,505                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                  (7,834,201)                   -                    -
Construction work in progress                                             635,572                    -                    -
Nuclear fuel, at amortized cost                                           143,082                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                     7,818,713                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                 2,390,124                    -                    -
Other deferred charges                                                    368,731            1,279,838                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  2,758,855            1,279,838                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          $15,966,096          $19,100,948               $2,414
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Insurance     Edison Drives        Edison
                                                                Services, Inc.       Electric             International
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $248                    -             $255,323
Receivables - net                                                             480                   $9              106,744
Accrued unbilled revenue                                                        -                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                5,653
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          728                    9              367,720
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                1,445
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -            5,104,106
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -                    -            5,105,551
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                     15,769                    -                3,888
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                     15,769                    -                3,888
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                              $16,497                   $9           $5,477,159
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                EIX Trust I          EIX Trust II         EIX Trust III
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -                    -
Receivables - net                                                          $3,383               $2,401                    -
Accrued unbilled revenue                                                        -                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        3,383                2,401                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                         515,464              335,052                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         515,464              335,052                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $518,847             $337,453                    -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Consolidating        Edison
                                                                Adjustments          International
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------
Cash and equivalents                                                            -           $1,973,406                    -
Receivables - net                                                     ($1,000,406)           1,099,217                    -
Accrued unbilled revenue                                                        -              376,873                    -
Fuel inventory                                                                  -              219,511                    -
Materials and supplies, at average cost                                         -              210,150                    -
Accumulated deferred income taxes - net                                   805,481            1,350,045                    -
Trading and price risk management assets                                        -              251,524                    -
Prepayments and other current assets                                            -              185,771                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     (194,925)           5,666,497                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -           10,083,898                    -
Nuclear decommissioning trusts                                                  -            2,504,990                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (5,104,106)           2,700,151                    -
Investments in leveraged leases                                                 -            2,345,301                    -
Other investments                                                        (850,516)              91,976                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (5,954,622)          17,726,316                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -           13,128,755                    -
  Generation                                                                    -            1,745,505                    -
Accumulated provision for depreciation
  and decommissioning                                                           -           (7,834,201)                   -
Construction work in progress                                                   -              635,572                    -
Nuclear fuel, at amortized cost                                                 -              143,082                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -            7,818,713                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -            2,390,124                    -
Other deferred charges                                                   (169,557)           1,498,669                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (169,557)           3,888,793                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($6,319,104)         $35,100,319                    -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Southern             The Mission Group    Edison Ventures
                                                                California Edison    Consolidated         Consolidated
                                                                Company
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        $1,451,071           $1,212,811                    -
Current portion of long-term debt                                         646,300            1,613,749                    -
Accounts payable                                                        1,055,483              338,309                  $20
Accrued taxes                                                             535,517               54,042                    -
Accrued interest                                                           96,053              116,715                    -
Dividends payable                                                             662                5,558                    -
Regulatory liabilities - net                                              195,047                    -                    -
Trading and price risk management
  liabilities                                                                   -              281,657                    -
Deferred unbilled revenue                                                 249,949                    -                    -
Other current liabilities                                               1,154,834              669,886                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               5,384,916            4,292,727                   20
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          5,631,308            5,925,815                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 2,009,290            3,317,312                    -
Accumulated deferred investment
  tax credits                                                             163,952               19,439                    -
Customer advances and other deferred
  credits                                                                 754,741                    -                    -
Power purchase contracts                                                  466,231                    -                    -
Accumulated provision for pension and
  benefits                                                                296,380                    -                    -
Other long-term liabilities                                                93,978            1,055,527                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              3,784,572            4,392,278                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             360               18,357                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                     128,755                    -                    -
  Subject to mandatory redemption                                         255,700              176,760                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -              150,000                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                384,455              326,760                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            2,168,054              147,866                    -
Additional paid-in capital                                                334,031            3,428,914                2,406
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                     (1)            (139,345)                   -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                      (1,721,599)             707,576                  (12)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         780,485            4,145,011                2,394
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            $15,966,096          $19,100,948               $2,414
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Insurance     Edison Drives        Edison
                                                                Services, Inc.       Electric             International
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -           $1,255,752
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                           $4,246                  $52              797,921
Accrued taxes                                                                   -                    -             (802,168)
Accrued interest                                                                -                    -               25,091
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                     196                    -                3,852
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   4,442                   52            1,280,448
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -            1,611,987
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (373)                   -                1,553
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Power purchase contracts                                                        -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -               23,507
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (373)                   -               25,060
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    1                    -            1,960,521
Additional paid-in capital                                                  1,729                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                          10,698                  (43)             599,143
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          12,428                  (43)           2,559,664
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                $16,497                   $9           $5,477,159
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                EIX Trust I          EIX Trust II         EIX Trust III
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                          $16,576              $10,633                    -
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                           3,281                2,329                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                       -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  19,857               12,962                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Power purchase contracts                                                        -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                        484,217              314,779                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                484,217              314,779                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                               15,464               10,052                    -
Additional paid-in capital                                                      -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                            (691)                (340)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          14,773                9,712                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $518,847             $337,453                    -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Consolidating        Edison
                                                                Adjustments          International
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -           $3,919,634                    -
Current portion of long-term debt                                               -            2,260,049                    -
Accounts payable                                                         $995,176            1,228,064                    -
Accrued taxes                                                            (805,481)             592,872                    -
Accrued interest                                                            6,018              231,841                    -
Dividends payable                                                               -               11,830                    -
Regulatory liabilities - net                                                    -              195,047                    -
Trading and price risk management
  liabilities                                                                   -              281,657                    -
Deferred unbilled revenue                                                       -              249,949                    -
Other current liabilities                                                       -            1,828,768                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (195,713)          10,799,711                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (1,019,285)          12,149,825                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -            5,327,782                    -
Accumulated deferred investment
  tax credits                                                                   -              183,391                    -
Customer advances and other deferred
  credits                                                                       -            1,691,688                    -
Power purchase contracts                                                        -              466,231                    -
Accumulated provision for pension and
  benefits                                                                      -              438,467                    -
Other long-term liabilities                                                     -               93,978                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -            8,201,537                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -               18,717                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -              128,755                    -
  Subject to mandatory redemption                                               -              255,700                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -              948,996                    -
Other preferred securities                                                      -              176,760                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -            1,510,211                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (2,341,437)           1,960,521                    -
Additional paid-in capital                                             (3,767,080)                   -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -             (139,346)                   -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                       1,004,411              599,143                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (5,104,016)           2,420,318                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($6,319,014)         $35,100,319                    -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Southern             The Mission Group    Edison Ventures
                                                                California Edison    Consolidated         Consolidated
                                                                Company
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $7,869,950                    -                    -
Nonutility power generation                                                     -           $3,253,277                    -
Financial services and other                                                    -              593,016                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 7,869,950            3,846,293                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      194,961            1,081,817                    -
Purchased power - contracts                                             2,357,336                    -                    -
Purchased power - PX/ISO - net                                          2,329,276                    -                    -
Provisions for reg. adj. clauses - net                                  2,301,268                    -                    -
Other operation and maintenance                                         1,771,792            1,325,649                   $6
Depreciation, decommissioning and
  amortization                                                          1,472,872              460,389                    -
Property and other taxes                                                  125,720                3,002                    -
Net gain on sale of utility plant                                         (24,602)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                               10,528,623            2,870,857                    6
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                (2,658,673)             975,436                    -
Interest and dividend income                                              172,736               63,368                    -
Other nonoperating income (deductions)-net                                118,064               31,972                    -
Interest Expense                                                         (571,760)            (722,051)                   -
Other nonoperating deductions                                            (110,163)             (33,651)                   -
Dividends on preferred securities                                               -              (32,075)                   -
Dividends on utility preferred stock                                      (21,443)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                             (3,071,239)             282,999                    -
Income taxes                                                           (1,021,452)              51,128                  ($6)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                      (2,049,787)             231,871                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                     608,453              579,737                  (13)
Dividends declared on common stock/other                                 (280,265)            (104,032)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($1,721,599)            $707,576                 ($12)
=============================================================== ==================== ==================== ====================



Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Catalina             Edison Insurance     Edison Drives
                                                                                     Services, Inc.       Electric
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                 $866                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                  866                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                  263                  $12
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  263                   12
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                  603                    -
Interest and dividend income                                                    -                  447                    -
Other nonoperating income (deductions)-net                                      -               15,511                    -
Interest Expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -               16,561                  (12)
Income taxes                                                                    -                6,499                   (4)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -               10,062                   (8)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -                  636                  (35)
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              $10,698                 ($43)
=============================================================== ==================== ==================== ====================



Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                EIX Trust I          EIX Trust II         EIX Trust III
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                              $40,592              $28,814                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest Expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                         (39,927)             (28,380)                   -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    665                  434                    -
Income taxes                                                                 (161)                (101)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             826                  535                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                        (301)                 (11)                   -
Dividends declared on common stock/other                                   (1,216)                (864)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($691)               ($340)                   -
=============================================================== ==================== ==================== ====================



Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison               Consolidating        Edison
                                                                International        Adjustments          International
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -           $7,869,950
Nonutility power generation                                                     -                    -            3,253,277
Financial services and other                                             $105,129            ($105,389)             593,622
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   105,129             (105,389)          11,716,849
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -            1,276,778
Purchased power - contracts                                                     -                    -            2,357,336
Purchased power - PX/ISO - net                                                  -                    -            2,329,276
Provisions for reg. adj. clauses - net                                          -                    -            2,301,268
Other operation and maintenance                                           151,401             (105,389)           3,143,734
Depreciation, decommissioning and
  amortization                                                                 70                    -            1,933,331
Property and other taxes                                                        -                    -              128,722
Net gain on sale of utility plant                                               -                    -              (24,602)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  151,471             (105,389)          13,445,843
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                   (46,342)                   -           (1,728,994)
Interest and dividend income                                                2,446              (81,363)             227,040
Other nonoperating income (deductions)-net                                      -                    -              165,547
Interest Expense                                                         (175,485)              81,363           (1,387,933)
Other nonoperating deductions                                              (2,186)                   -             (146,000)
Dividends on preferred securities                                               -                    -             (100,382)
Dividends on utility preferred stock                                            -                    -              (21,443)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               (221,567)                   -           (2,992,165)
Income taxes                                                              (85,268)                   -           (1,049,368)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        (136,299)                   -           (1,942,797)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                   3,078,891           (1,188,464)           3,078,891
Dividends declared on common stock/other                               (2,343,449)           2,192,875             (536,951)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $599,143           $1,004,411             $599,143
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                California           Conservation         Edison ESI
                                                                Electric Power       Financing
                                                                Company              Corporation
                                                                (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -               $2,971
Receivables - net                                                               -                    -                3,575
Accrued unbilled revenue                                                        -                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                   92
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                2,998
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            -                    -                9,636
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                   49
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -                    -                   49
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                          -             $151,000                    2
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -              151,000                    2
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                    -             $151,000               $9,687
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Material      Mono Power Company   SCE Capital Company
                                                                Supply LLC           (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                 $806                    -
Receivables - net                                                        $621,934                    -                   $9
Accrued unbilled revenue                                                        -                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                    33,433                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      655,367                  806                    9
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $655,367                 $806                   $9
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                SCE Funding LLC      SCE UK Services      Southern States
                                                                                     Limited              Realty
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $2,485                    -                    -
Receivables - net                                                              29                  $64                  $23
Accrued unbilled revenue                                                        -                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                       42,084                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                       44,598                   64                   23
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                   69
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -                    -                   69
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                  1,734,711                    -                  393
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  1,734,711                    -                  393
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $1,779,309                  $64                 $485
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Southern             Consolidating        Southern
                                                                California Edison    Adjustments          California Edison
                                                                Company                                   Co. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $576,897                    -             $583,159
Receivables - net                                                       2,252,308          ($1,958,897)             919,045
Accrued unbilled revenue                                                  376,873                    -              376,873
Fuel inventory                                                             11,720                    -               11,720
Materials and supplies, at average cost                                    98,218                    -              131,651
Accumulated deferred income taxes - net                                   541,866                2,603              544,561
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                      (92,921)             172,575              124,736
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    3,764,961           (1,783,719)           2,691,745
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 102,105                    -              102,223
Nuclear decommissioning trusts                                          2,504,990                    -            2,504,990
Investments in partnerships
  and unconsolidated subsidiaries                                         186,905             (186,905)                   -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                          89,570                    -               89,570
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       2,883,570             (186,905)           2,696,783
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                        13,128,755                    -           13,128,755
  Generation                                                            1,745,505                    -            1,745,505
Accumulated provision for depreciation
  and decommissioning                                                  (7,834,201)                   -           (7,834,201)
Construction work in progress                                             635,572                    -              635,572
Nuclear fuel, at amortized cost                                           143,082                    -              143,082
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                     7,818,713                    -            7,818,713
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                 2,390,124                    -            2,390,124
Other deferred charges                                                    271,160           (1,788,535)             368,731
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  2,661,284           (1,788,535)           2,758,855
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          $17,128,528          ($3,759,159)         $15,966,096
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                California           Conservation         Edison ESI
                                                                Electric Power       Financing
                                                                Company (Inactive)   Corporation
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                                -               $4,584               $1,369
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                       -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                       -                4,584                1,369
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -              (49,948)                 813
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -               62,708                1,118
Power purchase contracts                                                        -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -               53,384                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -               66,144                1,931
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                  360                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                   20                    -
Additional paid-in capital                                                      -               62,983                  100
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                               -               16,909                6,287
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                               -               79,912                6,387
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                      -             $151,000               $9,687
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Material      Mono Power Company   SCE Capital Company
                                                                Supply LLC           (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                         $600,921                 $225               $2,095
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                   4,911                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 605,832                  225                2,095
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Power purchase contracts                                                        -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    5                    -                   20
Additional paid-in capital                                                 49,995                2,749                  100
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                            (465)              (2,168)              (2,206)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          49,535                  581               (2,086)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $655,367                 $806                   $9
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                SCE Funding LLC      SCE UK Services      Southern States
                                                                                     Limited              Realty
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                        $246,300                    -                    -
Accounts payable                                                            1,706                  $26                    -
Accrued taxes                                                                   -                    3                    -
Accrued interest                                                            1,517                   18                    -
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                       -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 249,523                   47                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          1,477,321                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                 $392
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Power purchase contracts                                                        -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                  392
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                 62,153                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                   (1)                   -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                          (9,688)                  18                   93
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          52,465                   17                   93
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $1,779,309                  $64                 $485
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Southern             Consolidating        Southern
                                                                California Edison    Adjustments          California Edison
                                                                Company                                   Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        $1,451,071                    -           $1,451,071
Current portion of long-term debt                                         400,000                    -              646,300
Accounts payable                                                        2,398,543          ($1,953,986)           1,055,483
Accrued taxes                                                             532,911                2,603              535,517
Accrued interest                                                           94,518                    -               96,053
Dividends payable                                                             662                    -                  662
Regulatory liabilities - net                                               22,472              172,575              195,047
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                 249,949                    -              249,949
Other current liabilities                                               1,148,850                1,073            1,154,834
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               6,298,976           (1,777,735)           5,384,916
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          5,889,138           (1,735,151)           5,631,308
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 2,058,033                    -            2,009,290
Accumulated deferred investment
  tax credits                                                             163,952                    -              163,952
Customer advances and other deferred
  credits                                                                 690,915                    -              754,741
Power Purchase contracts                                                  466,231                    -              466,231
Accumulated provision for pension and
  benefits                                                                296,380                    -              296,380
Other long-term liabilities                                                99,962              (59,368)              93,978
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              3,775,473              (59,368)           3,784,572
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                  360
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                     128,755                    -              128,755
  Subject to mandatory redemption                                         255,700                    -              255,700
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                384,455                    -              384,455
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            2,168,054                  (45)           2,168,054
Additional paid-in capital                                                334,031             (178,080)             334,031
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                   (1)
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                      (1,721,599)              (8,780)          (1,721,599)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         780,486             (186,905)             780,485
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            $17,092,033          ($3,759,159)         $15,966,096
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                California           Conservation         Edison ESI
                                                                Electric Power       Financing
                                                                Company (Inactive)   Corporation
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -              $27,575
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -               27,575
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                2,671
Other operation and maintenance                                                 -                  $92               23,137
Depreciation, decommissioning and
  amortization                                                                  -                    -                   36
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   92               25,844
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                  (92)               1,731
Interest and dividend income                                                    -                9,632                   87
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest Expense                                                                -                 (239)                  (6)
Other nonoperating deductions                                                   -                  (24)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                9,277                1,812
Income taxes                                                                    -                3,811                  762
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                5,466                1,050
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -               11,443                5,237
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              $16,909               $6,287
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison Material      Mono Power Company   SCE Capital Company
                                                                Supply LLC           (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         $417,389                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   417,389                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           417,849                 $174                   $6
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  417,849                  174                    6
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                      (460)                (174)                  (6)
Interest and dividend income                                                  727                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest Expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    267                 (174)                  (6)
Income taxes                                                                    2                 (307)                  (8)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             265                  133                    2
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                        (730)              (2,301)              (2,208)
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($465)             ($2,168)             ($2,206)
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                SCE Funding LLC      SCE UK Services      Southern States
                                                                                     Limited              Realty
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         $119,786                 $175                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   119,786                  175                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             4,844                  165                   $9
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    4,844                  165                    9
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                   114,942                   10                   (9)
Interest and dividend income                                                4,259                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest Expense                                                         (120,727)                   -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (1,526)                  10                   (9)
Income taxes                                                                    -                    3                  214
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (1,526)                   7                 (223)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      (8,162)                  11                  316
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($9,688)                 $18                  $93
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                ENvestSCE            Edison Pipeline      Edison Carrier
                                                                                     and Terminal         Solutions
                                                                                     Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $26,578              $17,659
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               26,578               17,659
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                  596                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                    ($1,772)               2,679                    -
Other operation and maintenance                                               171               12,269               15,576
Depreciation, decommissioning and
  amortization                                                                  -                2,817                    -
Property and other taxes                                                        -                  427                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   (1,607)              18,788               15,576
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                7,790                2,083
Interest and dividend income                                                  339                   29                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest Expense                                                             (339)                   -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  1,601                7,819                2,083
Income taxes                                                                  649                1,532                 (244)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            $952               $6,287               $2,327
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Southern             Consolidating        Southern
                                                                California Edison    Adjustments          California Edison
                                                                Company                                   Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $7,797,964            ($537,176)          $7,869,950
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 7,797,964             (537,176)           7,869,950
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      194,365                    -              194,961
Purchased power - contracts                                             2,357,336                    -            2,357,336
Purchased power - PX/ISO - net                                          2,329,276                    -            2,329,276
Provisions for reg. adj. clauses - net                                  2,297,690                    -            2,301,268
Other operation and maintenance                                         1,718,053             (420,553)           1,771,792
Depreciation, decommissioning and
  amortization                                                          1,470,019                    -            1,472,872
Property and other taxes                                                  125,293                    -              125,720
Net gain on sale of utility plant                                         (24,602)                   -              (24,602)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                               10,467,430             (420,553)          10,528,623
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                (2,669,466)            (115,022)          (2,658,673)
Interest and dividend income                                              158,635                 (972)             172,736
Other nonoperating income (deductions)-net                                118,064                    -              118,064
Interest Expense                                                         (571,204)             120,755             (571,760)
Other nonoperating deductions                                            (110,139)                   -             (110,163)
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                      (21,443)                   -              (21,443)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                             (3,095,553)                   -           (3,071,239)
Income taxes                                                           (1,027,866)                   -           (1,021,452)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                      (2,067,687)                   -           (2,049,787)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                     608,453                    -              608,453
Dividends declared on common stock/other                                 (262,365)                   -             (280,265)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($1,721,599)             ($8,870)         ($1,721,599)
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries
Equity Investments
December 31, 2000
(In thousands)


                                         Bear Creek Uranium
Name of Entity:                          Company (inactive)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Nature/Purpose of Business:              To develop and operate an
                                         integrated uranium
                                         mining complex in Wyoming.


Ownership Interest(s):                   50% by Mono Power Company















Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Ventures      Edison TransEnergy   Consolidating
                                                                                                          Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -                    -
Receivables - net                                                              $5                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         3                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            8                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                           2,406                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           2,406                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $2,414                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Ventures
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -                    -
Receivables - net                                                              $5                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         3                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            8                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                           2,406                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           2,406                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $2,414                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Ventures      Edison TransEnergy   Consolidating
                                                                                                          Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                              $20                    -                    -
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                       -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                      20                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  2,406                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                             (12)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           2,394                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $2,414                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Ventures
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                              $20                    -                    -
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                       -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                      20                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  2,406                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                             (12)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           2,394                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $2,414                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison Ventures      Edison TransEnergy   Consolidating
                                                                                                          Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - OX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $6                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        6                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (Loss) before taxes                                                      -                    -                    -
Income taxes                                                                  ($6)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================



Edison Ventures and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison Ventures
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $6                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        6                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                  ($6)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                The Mission Group    Edison O&M Services  Edison Technology
                                                                                                          Solutions
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $596                    -               $6,017
Receivables - net                                                          10,238                    -                1,029
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                          197                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                       11,031                    -                7,046
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                          10,000                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                       4,024,818                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       4,034,818                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                      9,487                    -                1,069
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      9,487                    -                1,069
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $4,055,336                    -               $8,115
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison               Edison Enterprises   Edison Mission
                                                                Environmental        Consolidated         Energy Consolidated
                                                                Services
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -               $4,104             $962,865
Receivables - net                                                               -               78,790              672,114
Fuel inventory                                                                  -                    -              207,791
Materials and supplies, at average cost                                         -                6,426               72,073
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -              251,524
Prepayments and other current assets                                            -                7,089               40,688
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            -               96,409            2,207,055
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -               38,695            9,864,124
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                4,439            2,087,592
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -               43,134           11,951,716
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                          -              382,031              858,320
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -              382,031              858,320
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                    -             $521,574          $15,017,091
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Capital       Mission Land         Mission Power
                                                                Consolidated         Company              Engineering
                                                                                     Consolidated         Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $152,843               $8,251                    -
Receivables - net                                                         332,447                1,468                   $1
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                        4,091                    9                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      489,381                9,728                    1
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   4,946               72,465                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         823,832                    -                    -
Investments in leveraged leases                                         2,345,301                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       3,174,079               72,465                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                     49,292               17,834                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                     49,292               17,834                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $3,712,752             $100,027                   $1
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Consolidating        The Mission Group
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -           $1,134,676                    -
Receivables - net                                                        ($25,223)           1,070,864                    -
Fuel inventory                                                                  -              207,791                    -
Materials and supplies, at average cost                                         -               78,499                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -              251,524                    -
Prepayments and other current assets                                            -               52,074                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      (25,223)           2,795,428                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -            9,980,230                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (225,712)           2,700,151                    -
Investments in leveraged leases                                                 -            2,345,301                    -
Other investments                                                      (4,024,818)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (4,250,530)          15,025,682                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                    (38,195)           1,279,838                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    (38,195)           1,279,838                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($4,313,948)         $19,100,948                    -
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              The Mission Group    Edison O&M Services  Edison Technology
                                                                                                        Solutions
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- ---------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- ---------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $67                    -               $1,255
Accrued taxes                                                                 -                    -                  171
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                   206                    -                  352
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total current liabilities                                                   273                    -                1,778
------------------------------------------------------------- -------------------- -------------------- ---------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Accumulated deferred income taxes - net                                   1,492                    -                1,243
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 922                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total deferred credits & other liabilities                                2,414                    -                1,243
------------------------------------------------------------- -------------------- -------------------- ---------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Common stock                                                            147,866                    -                    -
Additional Paid-In Capital                                            3,428,915                    -                9,946
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       475,868                    -               (4,852)
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total common shareholders' equity                                     4,052,649                    -                5,094
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total liabilities and shareholders' equity                           $4,055,336                    -               $8,115
============================================================= ==================== ==================== =====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison               Edison Enterprises   Edison Mission
                                                                Environmental        Consolidated         Energy Consolidated
                                                                Services
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------


Short-term debt                                                                 -                    -             $883,389
Current portion of long-term debt                                               -                    -            1,767,898
Accounts payable                                                                -              $22,751              311,419
Accrued taxes                                                                   -               10,597               50,626
Accrued interest                                                                -                    -              123,354
Dividends payable                                                               -                    -                5,558
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -              281,657
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                       -               63,857              487,099
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                       -               97,205            3,911,000
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -            5,334,789
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -               12,379            1,592,046
Accumulated deferred investment
  tax credits                                                                   -                    -               19,439
Customer advances and other deferred
  credits                                                                       -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                6,579              866,857
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -               18,958            2,478,342
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -               18,016
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -              176,760
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -              150,000
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -              326,760
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -               64,130
Additional Paid in Capital                                                      -              573,443            2,629,406
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -             (146,748)
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                               -             (168,032)             401,396
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                               -              405,411            2,948,184
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                      -             $521,574          $15,017,091
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Capital       Mission Land         Mission Power
                                                                Consolidated         Company              Engineering
                                                                                     Consolidated         Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $329,422                    -                    -
Current portion of long-term debt                                          70,176                    -                    -
Accounts payable                                                            5,559                 $576                    -
Accrued taxes                                                                   -                   12                    -
Accrued interest                                                            7,753                    -                 $150
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                 117,336                1,035                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 530,246                1,623                  150
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                            591,026                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 1,740,367                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                               171,466                9,703                8,699
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              1,911,833                9,703                8,699
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             341                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                3,000
Additional Paid in Capital                                                 80,597               88,993                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  7,403                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                         591,306                 (292)             (11,848)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         679,306               88,701               (8,848)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $3,712,752             $100,027                   $1
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Consolidating        The Mission Group
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -           $1,212,811                    -
Current portion of long-term debt                                               -            1,838,074                    -
Accounts payable                                                         ($10,681)             330,945                    -
Accrued taxes                                                                   -               61,406                    -
Accrued interest                                                          (14,542)             116,715                    -
Dividends payable                                                               -                5,558                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -              281,657                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                       -              669,886                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 (25,223)           4,517,052                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (224,325)           5,701,490                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   (30,215)           3,317,312                    -
Accumulated deferred investment
  tax credits                                                                   -               19,439                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                (8,699)           1,055,527                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                (38,914)           4,392,278                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -               18,357                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -              176,760                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -              150,000                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -              326,760                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              (67,130)             147,866                    -
Additional Paid in Capital                                             (3,382,386)           3,428,914                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -             (139,345)                   -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                        (575,970)             707,576                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (4,025,486)           4,145,011                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($4,313,948)         $19,100,948                    -
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                The Mission Group    Edison O&M Services  Edison Technology
                                                                                                          Solutions
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                 ($56)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                  (56)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            $1,054                    -                   87
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    1,054                    -                   87
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    (1,054)                   -                 (143)
Interest and dividend income                                                   15                    -                  118
Other nonoperating income (deductions)-net                                      -                    -                   95
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (1,039)                   -                   70
Income taxes                                                                 (407)                   -                   28
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (632)                   -                   42
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                     401,064                    -               (4,894)
Dividends declared on common stock/other                                   75,436                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $475,868                    -              ($4,852)
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison               Edison Enterprises   Edison Mission
                                                                Environmental        Consolidated         Energy Consolidated
                                                                Services
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -           $3,253,061
Financial services and other                                                    -             $336,225                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -              336,225            3,253,061
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -            1,081,817
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -              334,790              930,786
Depreciation, decommissioning and
  amortization                                                                  -               50,126              382,130
Property and other taxes                                                        -                    -                  803
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -              384,916            2,395,536
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -              (48,691)             857,525
Interest and dividend income                                                    -                  317               52,132
Other nonoperating income (deductions)-net                                      -                    -               21,794
Interest expense                                                                -                    -             (689,397)
Other nonoperating deductions                                                   -                  (87)              (3,183)
Dividends on preferred securities                                               -                    -              (32,075)
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -              (48,461)             206,796
Income taxes                                                                    -              (20,225)              81,544
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -              (28,236)             125,252
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -             (139,768)             364,434
Dividends declared on common stock/other                                        -                  (28)             (88,290)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -            ($168,032)            $401,396
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison Capital       Mission Land         Mission Power
                                                                Consolidated         Company              Engineering
                                                                                     Consolidated         Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                             $273,784               $7,666                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   273,784                7,666                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            53,488                5,444                    -
Depreciation, decommissioning and
  amortization                                                             27,682                  451                    -
Property and other taxes                                                        -                2,199                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   81,170                8,094                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                   192,614                 (428)                   -
Interest and dividend income                                               10,358                  428                    -
Other nonoperating income (deductions)-net                                (20,298)                   -                    -
Interest expense                                                           57,257                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                125,417                    -                    -
Income taxes                                                               (9,909)                   -                   $9
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         135,326                    -                   (9)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                     455,980                1,833              (11,839)
Dividends declared on common stock/other                                        -               (2,125)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $591,306                ($292)            ($11,848)
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Consolidating        The Mission Group
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                  $216           $3,253,277                    -
Financial services and other                                              (24,603)             593,016                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   (24,387)           3,846,293                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -            1,081,817                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -            1,325,649                    -
Depreciation, decommissioning and
  amortization                                                                  -              460,389                    -
Property and other taxes                                                        -                3,002                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -            2,870,857                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                   (24,387)             975,436                    -
Interest and dividend income                                                    -               63,368
Other nonoperating income (deductions)-net                                      -               31,972                    -
Interest expense                                                           24,603             (722,051)                   -
Other nonoperating deductions                                                   -              (33,651)                   -
Dividends on preferred securities                                               -              (32,075)                   -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    216              282,999                    -
Income taxes                                                                   88               51,128                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             128              231,871                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                    (487,073)             579,737                    -
Dividends declared on common stock/other                                  (89,025)            (104,032)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($575,970)            $707,576                    -
=============================================================== ==================== ==================== ====================



Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Technology    Edison EV            Consolidating
                                                                Solutions                                 Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $3,070               $2,947                    -
Receivables - net                                                             733                  296                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        3,803                3,243                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                          -                1,069                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                1,069                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $3,803               $4,312                    -
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Technology
                                                                Solutions
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $6,017                    -                    -
Receivables - net                                                           1,029                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Trading and price risk management assets                                        -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        7,046                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                         -                    -                    -
Other deferred charges                                                      1,069                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      1,069                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $8,115                    -                    -
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Technology    Edison EV            Consolidating
                                                                Solutions                                 Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                             $625                 $630                    -
Accrued taxes                                                                 171                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabilities                                                                   -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                     175                  177                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     971                  807                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     1,222                   21                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  1,222                   21                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  6,000                3,946                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                          (4,390)                (462)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           1,610                3,484                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $3,803               $4,312                    -
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                Edison Technology
                                                                Solutions
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                           $1,255                    -                    -
Accrued taxes                                                                 171                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory liabilities - net                                                    -                    -                    -
Trading and price risk management
  liabiities                                                                    -                    -                    -
Deferred unbilled revenue                                                       -                    -                    -
Other current liabilities                                                     352                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   1,778                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     1,243                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Accumulated provision for pension and
  benefits                                                                      -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  1,243                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  9,946                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                          (4,852)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           5,094                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $8,115                    -                    -
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison Technology    Edison EV            Consolidating
                                                                Solutions                                 Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 ($56)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       (56)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               (15)                $102                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      (15)                 102                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       (41)                (102)                   -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     30                   40                    -
Income taxes                                                                   12                   16                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              18                   24                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      (4,408)                (486)                   -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($4,390)               ($462)                   -
=============================================================== ==================== ==================== ====================



Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison Technology
                                                                Solutions
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 ($56)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                        56                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                87                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       87                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                      (143)                   -                    -
Interest and dividend income                                                  118                    -                    -
Other nonoperating income (deductions)-net                                     95                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     70                    -                    -
Income taxes                                                                   28                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              42                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      (4,894)                   -                    -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($4,852)                   -                    -
=============================================================== ==================== ==================== ====================



Edison Technology Solutions and Subsidiaries
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Facilichem, Inc.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -

  Revenues                               -

  Net Income (Loss)                      -


Nature/Purpose of Business:              Research, development and
                                         commercialization of
                                         liquid membrane
                                         technologies


Ownership Interest(s):                   10% by Edison Technology
                                         Solutions with option to
                                         increase interest to
                                         16.66%















Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Enterprises   Edison Source        Edison Select
                                                                                   Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $2,744               $1,340
Receivables - net                                                        $2,668               33,312               55,223
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,462                1,769
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      1,006                  320                2,441
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      3,674               40,838               60,773
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                5,165               32,531
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (121,731)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (121,731)               5,165               32,531
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               20,929              350,122
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               20,929              350,122
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($118,057)             $66,932             $443,426
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Utility       Consolidating        Edison Enterprises
                                                              Services             Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $20                    -               $4,104
Receivables - net                                                         2,574             ($14,987)              78,790
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                     195                    -                6,426
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and risk management assets                                            -                    -                    -
Prepayments and other current assets                                      1,217                2,105                7,089
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      4,006              (12,882)              96,409
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   999                    -               38,695
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              126,170                4,439
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           999              126,170               43,134
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               10,980              382,031
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               10,980              382,031
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,005             $124,268             $521,574
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Enterprises   Edison Source        Edison Select
                                                                                   Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($138)             $17,493               $3,616
Accrued taxes                                                               147                5,486                2,488
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 6,572               13,047               54,096
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 6,581               36,026               60,200
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (6,601)              (3,970)              12,379
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                               3,406                  767                1,615
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (3,195)              (3,203)              13,994
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                               46,424               87,393              435,125
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (167,867)             (53,284)             (65,893)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (121,443)              34,109              369,232
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($118,057)             $66,932             $443,426
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Utility       Consolidating        Edison Enterprises
                                                              Services             Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           ($81)              $1,861              $22,751
Accrued taxes                                                                 9                2,467               10,597
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 7,352              (17,210)              63,857
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 7,280              (12,882)              97,205
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (399)              10,970               12,379
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 781                   10                6,579
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  382               10,980               18,958
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                                4,547                  (46)             573,443
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (7,204)             126,216             (168,032)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (2,657)             126,170              405,411
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,005             $124,268             $521,574
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Edison Enterprises   Edison Source        Edison Select
                                                                                   Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -             $181,164             $153,705
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              181,164              153,705
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $509              179,183              148,336
Depreciation, decommissioning and
  Amortization                                                                -                2,929               46,426
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    509              182,112              194,762
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    (509)                (948)             (41,057)
Interest and dividend income                                                  -                  128                  189
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                  (87)
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (509)                (820)             (40,955)
Income taxes                                                             (1,039)                (570)             (16,159)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           530                 (250)             (24,796)
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                  (139,632)             (53,006)             (41,098)
Dividends declared on common stock/other                                (28,765)                 (28)                   1
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($167,867)            ($53,284)            ($65,893)
============================================================= ==================== ==================== ====================



Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Edison Utility          Consolidating          Edison Enterprises
                                                              Services                Adjustments            Consolidated
------------------------------------------------------------- ----------------------- ---------------------- -----------------------

Electric utility                                                              -                       -                      -
Nonutility power generation                                                   -                       -                      -
Financial services and other                                             $1,356                       -               $336,225
------------------------------------------------------------- ----------------------- ---------------------- -----------------------
Total operating revenue                                                   1,356                       -                336,225
------------------------------------------------------------- ----------------------- ---------------------- -----------------------

Fuel                                                                          -                       -                      -
Purchased power - contracts                                                   -                       -                      -
Purchased power - PX/ISO - net                                                -                       -                      -
Provisions for reg. adj. clauses - net                                        -                       -                      -
Other operation and maintenance                                           6,762                       -                334,790
Depreciation, decommissioning and
  Amortization                                                              771                       -                 50,126
Property and other taxes                                                      -                       -                      -
Loss (gain) on sale of utility plant                                          -                       -                      -
------------------------------------------------------------- ----------------------- ---------------------- -----------------------
Total operating expenses                                                  7,533                       -                384,916
------------------------------------------------------------- ----------------------- ---------------------- -----------------------
Operating income (loss)                                                  (6,177)                      -                (48,691)
Interest and dividend income                                                  -                       -                    317
Other nonoperating income (deductions)-net                                    -                       -                      -
Interest expense                                                              -                       -                      -
Other nonoperating deductions                                                 -                       -                    (87)
Dividends on preferred securities                                             -                       -                      -
Dividends on utility preferred stock                                          -                       -                      -
------------------------------------------------------------- ----------------------- ---------------------- -----------------------

Income (loss) before taxes                                               (6,177)                      -                (48,461)
Income taxes                                                             (2,457)                      -                (20,225)
------------------------------------------------------------- ----------------------- ---------------------- -----------------------

Net income (loss)                                                        (3,720)                      -                (28,236)
------------------------------------------------------------- ----------------------- ---------------------- -----------------------
Retained earnings - beginning of year                                    (3,484)                $97,452               (139,768)
Dividends declared on common stock/other                                      -                  28,764                    (28)
Dividends declared on preferred stock                                         -                       -                      -
------------------------------------------------------------- ----------------------- ---------------------- -----------------------

Retained earnings - end of year                                         ($7,204)               $126,216              ($168,032)
============================================================= ======================= ====================== =======================



Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Source        G.H.V. Refrigera-    Edison Source
                                                                                   tion, Inc.           Norvik Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,319                 $425                    -
Receivables - net                                                         9,425               23,887                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,997                2,465                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         67                  253                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     13,808               27,030                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   312                4,853                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           312                4,853                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   (5,631)              26,560                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (5,631)              26,560                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $8,489              $58,443                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Edison Source
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $2,744                    -
Receivables - net                                                             -               33,312                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,462                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  320                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               40,838                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                5,165                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                5,165                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               20,929                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               20,929                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $66,932                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Source        G.H.V. Refrigera-    Edison Source
                                                                                   tion, Inc.           Norvik Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $3,976              $13,517                    -
Accrued taxes                                                             3,961                1,525                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                               (11,173)              24,220                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (3,236)              39,262                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (24)              (3,946)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                (276)               1,043                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                 (300)              (2,903)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                                    -               87,393                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        12,024              (65,308)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        12,024               22,085                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $8,488              $58,444                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Edison Source
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              $17,493                    -
Accrued taxes                                                                 -                5,486                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -               13,047                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -               36,026                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               (3,970)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                  767                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               (3,203)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  Securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                                    -               87,393                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -              (53,284)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               34,109                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $66,932                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Edison Source        G.H.V. Refrigera-    Edison Source
                                                                                   tion, Inc.           Norvik Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                            $84,118              $97,046                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  84,118               97,046                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          71,186              107,997                    -
Depreciation, decommissioning and
  Amortization                                                              179                2,750                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 71,365              110,747                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                  12,753              (13,701)                   -
Interest and dividend income                                                154                  (26)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               12,907              (13,727)                   -
Income taxes                                                              4,106               (4,676)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         8,801               (9,051)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                   (46,155)              (6,851)                   -
Dividends declared on common stock/other                                    (28)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($37,382)            ($15,902)                   -
============================================================= ==================== ==================== ====================



Edison Source and Subsidiaries [Tier 4]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Consolidating        Edison Source
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -             $181,164                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              181,164                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -              179,183                    -
Depreciation, decommissioning and
  Amortization                                                                -                2,929                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -              182,112                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       -                 (948)                   -
Interest and dividend income                                                  -                  128                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                 (820)                   -
Income taxes                                                                  -                 (570)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                 (250)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         -              (53,006)                   -
Dividends declared on common stock/other                                      -                  (28)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -             ($53,284)                   -
============================================================= ==================== ==================== ====================



Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Select        Edison Home          Select Home
                                                                                   Protection Company   Warranty Company
                                                                                   (Inactive)           (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $222                    -               $1,096
Receivables - net                                                        35,814                    -                  689
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                    114,056                    -               (1,213)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    150,092                    -                  572
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                24,684                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       278,212                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                           334                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       303,230                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $453,322                    -                 $572
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Security      Valley Burglar &     Consolidating
                                                              Corp.                Fire Alarm Co.,      Adjustments
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $21                   $1                    -
Receivables - net                                                        17,571                1,149                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,477                  292                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                   (133,722)              23,320                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                   (114,653)              24,762                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 7,075                  772                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -            ($278,212)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         7,075                  772             (278,212)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  342,123                7,665                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  342,123                7,665                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $234,545              $33,199            ($278,212)
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Select
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,340                    -                    -
Receivables - net                                                        55,223                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,769                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      2,441                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     60,773                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                32,531                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  350,122                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  350,122                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $443,426                    -                    -
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Select        Edison Home          Select Home
                                                                                   Protection Company   Warranty Company
                                                                                   (Inactive)           (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $2,881                    -                    -
Accrued taxes                                                              (137)                   -                  $48
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                20,917                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                23,661                    -                   48
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  12,343                    -                   36
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                               1,615                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               13,958                    -                   36
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                  300
Additional Paid-in Capital                                              435,125                    -                1,944
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (19,422)                   -               (1,756)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       415,703                    -                  488
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $453,322                    -                 $572
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Security      Valley Burglar &     Consolidating
                                                              Corp.                Fire Alarm Co.,      Adjustments
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $720                  $15                    -
Accrued taxes                                                             2,565                   12                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                31,301                1,878                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                34,586                1,905                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 10                    -                ($310)
Additional Paid-in Capital                                              244,510               31,448             (277,902)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (44,561)                (154)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       199,959               31,294             (278,212)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $234,545              $33,199            ($278,212)
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Select
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $3,616                    -                    -
Accrued taxes                                                             2,488                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                54,096                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                60,200                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  12,379                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                               1,615                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               13,994                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                              435,125                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (65,893)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       369,232                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $443,426                    -                    -
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Edison Select        Edison Home          Select Home
                                                                                   Protection Company   Warranty Company
                                                                                   (Inactive)           (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                             $5,294                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  $5,294                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          30,912                    -                ($184)
Depreciation, decommissioning and
  amortization                                                            8,708                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 39,620                    -                 (184)
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                 (34,326)                   -                  184
Interest and dividend income                                                133                    -                   54
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                               (87)                   -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              (34,280)                   -                  238
Income taxes                                                            (13,550)                   -                   87
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (20,730)                   -                  151
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                    (1,460)                   -               (1,908)
Dividends declared on common stock/other                                      1                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($22,189)                   -              ($1,757)
============================================================= ==================== ==================== ====================



Edison Select and Subsidiaries [Tier 4]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Edison Security      Valley Burglar &     Consolidating
                                                              Corp.                Fire Alarm Co.,      Adjustments
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                           $141,586               $6,825                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 141,586                6,825                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         111,015                6,593                    -
Depreciation, decommissioning and
  Amortization                                                           36,145                1,573                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                147,160                8,166                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                  (5,574)              (1,341)                   -
Interest and dividend income                                                  -                   (2)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               (5,574)              (1,339)                   -
Income taxes                                                             (2,174)                (522)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        (3,400)                (817)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                   (38,915)               1,185                    -
Dividends declared on common stock/other                                      -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($42,315)                $368                    -
============================================================= ==================== ==================== ====================



Edison Select and Subsidiaries [Tier 4]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Edison Select
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                           $153,705                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 153,705                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         148,336                    -                    -
Depreciation, decommissioning and
  Amortization                                                           46,426                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                194,762                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                 (41,057)                   -                    -
Interest and dividend income                                                189                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                               (87)                   -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              (40,955)                   -                    -
Income taxes                                                            (16,159)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (24,796)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                   (41,098)                   -                    -
Dividends declared on common stock/other                                      1                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($65,893)                   -                    -
============================================================= ==================== ==================== ====================








Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Burlington           Edison Capital       Edison Capital
                                                              Apartments, Inc.     Europe Limited       Ventures
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $136                  ($8)                   -
Receivables - net                                                          (163)                  21                  $80
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   28                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        (27)                  41                   80
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                  333                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                  333
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               ($27)                $374                  $80
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Funding       Edison Mortgage      Mission Bartlett
                                                              Company              Company              Hill Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $152,722                    -                    -
Receivables - net                                                       417,832                 $909                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        199                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    570,753                  909                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 3,450                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       826,017                    -                    -
Investments in leveraged leases                                       2,345,301                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     3,174,768
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   40,287                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   40,287                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $3,785,808                 $909                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission              Renewable Energy     Edison Capital
                                                              International        Capital Company
                                                              Capital, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                  ($8)
Receivables - net                                                            $3                 $316               12,531
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                3,864
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          3                  316               16,387
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                1,162
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -               21,283
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                                    22,445
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                9,003
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                9,003
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $3                 $316              $47,835
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             $152,843                    -
Receivables - net                                                      ($99,081)             332,447                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                4,091                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (99,081)             489,381                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                4,946                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (2,183)             823,832                    -
Investments in leveraged leases                                               -            2,345,301                    -
Other investments                                                       (21,283)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       (23,466)           3,174,079
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        1               49,292                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        1               49,292                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($122,546)          $3,712,752                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Integrated    Mission First
                                                              Housing              Energy Services      Asset Investment
                                                              Investments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $3,622                    -                    -
Receivables - net                                                       708,061                  $22              $19,768
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        175                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    711,858                   22               19,768
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   311                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       304,748                    -                    -
Investments in leveraged leases                                              93                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       305,152                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   19,715                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   19,715                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,036,725                  $22              $19,768
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Funding
                                                              Beta                 Epsilon              Gamma
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $9,382                    -
Receivables - net                                                      $240,654              566,347             $107,484
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    240,654              575,729              107,484
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              425,116                    -
Investments in leveraged leases                                         584,743            1,057,675              275,074
Other investments                                                             -                3,438                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       584,743            1,486,229              275,074
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                   52                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   52                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $825,397           $2,062,010             $382,558
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Iowa Wind
                                                              Kappa                Zeta                 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $53,348              $53,983              $40,805
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     53,348               53,983               40,805
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               33,578               86,014
Investments in leveraged leases                                         427,716                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       427,716               33,578               86,014
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $481,064              $87,561             $126,819
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Funding       Edison Funding
                                                              Omicron Inc. [7]     Olive Court [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $3,617                 $117                    -
Receivables - net                                                       107,276                   68                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    110,893                  185                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                3,139                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (8,377)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        (8,377)               3,139
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  204                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  204                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $102,516               $3,528                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Funding       Consolidating        Edison Funding
                                                              Company              Adjustments          Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $135,985                  ($1)            $152,722
Receivables - net                                                        75,913           (1,555,897)             417,832
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         24                    -                  199
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    211,922           (1,555,898)             570,753
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                3,450
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (4,444)             (10,618)             826,017
Investments in leveraged leases                                               -                    -            2,345,301
Other investments                                                     1,431,375           (1,434,813)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,426,931           (1,445,431)           3,174,768
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   20,316                    -               40,287
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   20,316                    -               40,287
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,659,169          ($3,001,329)          $3,785,808
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              East Coast           EC Asset Services,   EC Properties, Inc.
                                                              Capital, Inc.        Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $5                  $32                    -
Receivables - net                                                           552                  821                 $645
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          6                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        563                  853                  645
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                    27                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                            27
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $590                 $853                 $645
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              EC Properties III,   EC-SLP, Inc.         ECHI-A Company
                                                              Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $3                  $23                    -
Receivables - net                                                            58                   (5)                   -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         61                   18                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $61                  $18                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              ECHI-B Company       ECHI Wyvernwood,     Edison Capital
                                                                                   Inc.                 Affordable Housing
                                                                                                        97 V
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Affordable Housing
                                                              97 VI                97 VII               97 VIII
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Housing Delaware
                                                              99A Company          99B Company          Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                   $5
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    5
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                   10
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                                        10
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                  $15
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       John Stewart
                                                              Housing Florida      Housing Management   Company [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -               $3,551
Receivables - net                                                            $3                  $52                1,385
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                  168
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          3                   52                5,104
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                  285
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  372
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                1,201                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              1,201                  657
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                1,691                9,300
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                1,691                9,300
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $3               $2,944              $15,061
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Housing New Jersey   Housing New York     Housing
                                                                                                        Pennsylvania
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $1,615                  $14               $1,767
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,615                   14                1,767
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         4,286                4,570                3,659
Investments in leveraged leases                                               -                    -                    -
Other investments                                                         3,709                    -                4,036
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         7,995                4,570                7,695
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $9,610               $4,584               $9,462
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Housing       Edison Housing       Edison Housing
                                                              North Carolina       Oregon, Inc.         South Carolina
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $2,705                   $3               $2,144
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,705                    3                2,144
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           363                    -                  379
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           363                    -                  379
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $3,068                   $3               $2,523
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              EHI Development      EHI Development      MHICAL 94 Company
                                                              Company              Fund
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $1,197               $2,515              $30,234
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,197                2,515               30,234
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                7,930               13,856
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -               (1,572)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                7,930               12,284
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  282                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  282                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $1,197              $10,727              $42,518
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              MHICAL 95 Company    MHICAL 96 Company    MHICAL 97 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $38,029              $31,534              $10,357
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     38,029               31,534               10,357
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        21,254                8,716                2,976
Investments in leveraged leases                                               -                    -                    -
Other investments                                                        (2,314)               1,013                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        18,940                9,729                2,976
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $56,969              $41,263              $13,333
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              MHIFED 94 Company    MHIFED 95 Company    MHIFED 96 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $26,669              $18,513               $7,287
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     26,669               18,513                7,287
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             1                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             1                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $26,670              $18,513               $7,287
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              MHIFED 96A Company   MHIFED 97 Company    Mission Housing
                                                                                                        Alpha
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $15,191                    -               $4,456
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     15,191                    -                4,456
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  166
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                                     166
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $15,191                    -               $4,640
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Beta                 Delta                Denver
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $5,189              $15,227               $6,224
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,189               15,227                6,224
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         1,795                  795                3,945
Investments in leveraged leases                                               -                    -                    -
Other investments                                                           148                  367                  484
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         1,943                1,162                4,429
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $7,132              $16,389              $10,653
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Epsilon              Gamma                Holdings
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                          $905               $3,825              $10,072
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        905                3,825               10,072
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           515                1,204                9,114
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             8                  335                2,952
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           523                1,539               12,066
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $1,428               $5,364              $22,138
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Housing      Mission Funding      Mission Housing
                                                              Theta                Theta [6]            Zeta
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $1,834                  $12               $6,005
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,834                   12                6,005
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           348                   33                3,722
Investments in leveraged leases                                               -                    -                    -
Other investments                                                            27                   (9)               4,046
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           375                   24                7,768
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                       32                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       32                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $2,241                  $36              $13,773
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission SA Company   Edison Housing       Edison Capital
                                                                                   Consolidation Co.    Housing Investments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $8
Receivables - net                                                            $4               $7,925              526,504
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          4                7,925              526,512
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               14,587              206,338
Investments in leveraged leases                                               -                    -                   93
Other investments                                                             -                    -              242,443
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                             14,587              448,874
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                8,392
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                8,392
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $4              $22,512             $983,778
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Housing
                                                                                   Investments
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $3,622                    -
Receivables - net                                                      ($73,410)             708,062                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  174                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (73,410)             711,858                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                    (1)                 311                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,401              304,748                    -
Investments in leveraged leases                                               -                   93                    -
Other investments                                                      (271,461)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (263,061)             305,152
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               19,715                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               19,715                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($336,471)          $1,036,725                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital LAI   Edison Capital
                                                              (Bermuda)            (Bermuda) Ltd. [6]   Latin American
                                                              Investments, Ltd.                         Investments
                                                              55                                        (Bermuda), Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $9                    -                    -
Receivables - net                                                         1,393                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,402                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,538                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         8,538
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets  net                                                        -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $9,940                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              International        International        Latin American
                                                              (Bermuda) Ltd.       Transmission         Investments
                                                                                   (Bermuda) Ltd. [6]   Holding Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $750                    -                  $24
Receivables - net                                                           518                    -               13,153
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,268                    -               13,177
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        32,094                    -              105,792
Investments in leveraged leases                                               -                    -               (2,742)
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        32,094                    -              103,050
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        9                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        9                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $33,371                    -             $116,227
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Mission Funding
                                                              (Netherlands)        (Netherlands)        Alpha
                                                              Holdings Company     Investments B.V.
                                                              B.V. 110             [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $4               $8,579                    -
Receivables - net                                                         8,313                5,744             $455,805
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      8,317               14,323              455,805
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              278,692                    -
Investments in leveraged leases                                               -                    -              708,981
Other investments                                                       248,667                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       248,667              278,692              708,981
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                   29                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   29                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $256,984             $293,044           $1,164,786
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Funding Mu   Mission Funding      Mission Funding Nu
                                                              [6]                  Delta                [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $12,848              $25,183              $28,500
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     12,848               25,183               28,500
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                          23,313                    -               55,436
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        23,313                    -               55,436
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $36,161              $25,183              $83,936
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission              Mission (Bermuda)    Mission Funding
                                                              Investments, Inc.    Investments, Ltd.    Epsilon
                                                                                   28
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $8                   $7                    -
Receivables - net                                                         5,311                4,792             $343,304
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,319                4,799              343,304
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -              272,687
Other investments                                                             -                    -              540,467
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -              813,154
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,319               $4,799           $1,156,472
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Mission Funding
                                                              Adjustments          Epsilon
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1               $9,382                    -
Receivables - net                                                      (338,517)             566,347                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                   (338,516)             575,729                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              425,116                    -
Investments in leveraged leases                                               -            1,057,675                    -
Other investments                                                      (785,696)               3,438                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (785,696)           1,486,229
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                   52                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   52                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                        ($1,124,212)          $2,062,010                    -
============================================================= ==================== ==================== ====================









Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Burlington           Edison Capital       Edison Capital
                                                              Apartments, Inc.     Europe Limited       Ventures
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $136                 $161                 $202
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                  121                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   136                  282                  202
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                  (58)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                  (58)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                 (167)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (163)                 317                 (122)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (163)                 150                 (122)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 ($27)                $374                  $80
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Funding       Edison Mortgage      Mission Bartlett
                                                              Company              Company              Hill Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        $329,422                    -                    -
Current portion of long-term debt                                        70,176                    -                    -
Accounts payable                                                         (5,890)                $133                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                          7,753                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                               102,866                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               504,327                  133                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          591,026                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                               1,762,863                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                             114,021                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                            1,876,884                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           341                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            127,087                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                7,571                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       678,572                  776                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       813,230                  776                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $3,785,808                 $909                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission              Renewable Energy     Edison Capital
                                                              International        Capital Company
                                                              Capital, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $17                 $199             $111,943
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -               14,349
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    17                  199              126,292
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -              (22,437)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -               57,445
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -               35,008
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  Securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    3               80,597
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                 (425)
Retained earnings                                                           (14)                 114             (193,637)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           (14)                 117             (113,465)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $3                 $316              $47,835
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -             $329,422                    -
Current portion of long-term debt                                             -               70,176                    -
Accounts payable                                                      ($101,342)               5,559                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                7,753                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -              117,336                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (101,342)             530,246                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              591,026                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -            1,740,367                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -              171,466                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -            1,911,833                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                            (1)                 341                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (127,090)              80,597                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                7,403                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       105,887              591,306                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (21,203)             679,306                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($122,546)          $3,712,752                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Integrated    Mission First
                                                              Housing              Energy Services      Asset Investment
                                                              Investments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                            $176                    -                    -
Current portion of long-term debt                                             -                                         -
Accounts payable                                                        721,973                  $36                   $2
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                99,705                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               821,854                   36                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                               95                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  30,652                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                              45,866                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               76,518                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           161                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             45,720                    -              $19,764
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        92,377                  (14)                   2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       138,097                  (14)              19,766
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,036,725                  $22              $19,768
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Funding
                                                              Beta                 Epsilon              Gamma
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       $185,006              $84,639              $79,445
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -
Other current liabilities                                                     -                   67                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               185,006               84,706               79,445
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 493,382              893,193              211,560
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 466               34,829                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              493,848              928,022              211,560
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            115,372              925,210               75,295
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (3,334)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        31,171              127,406               16,258
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       146,543            1,049,282               91,553
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $825,397           $2,062,010             $382,558
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Iowa Wind
                                                              Kappa                Zeta                 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       $273,531                 $554              ($2,331)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                   696                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               274,227                  554               (2,331)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  65,324               31,677               28,416
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               65,324               31,677               28,416
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            115,508               40,365               92,500
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        26,005               14,965                8,234
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       141,513               55,330              100,734
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $481,064              $87,561             $126,819
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Funding       Edison Funding
                                                              Omicron Inc. [7]     Olive Court [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $7                  $74                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 5,105                  351                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 5,112                  425                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                3,106                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  14,050                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               14,050                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           180                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             12,724                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        70,450                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        83,174                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $102,516               $3,528                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Funding       Consolidating        Edison Funding
                                                              Company              Adjustments          Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        $329,246                    -             $329,422
Current portion of long-term debt                                        70,176                    -               70,176
Accounts payable                                                        207,074          ($1,555,900)              (5,890)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                          7,753                    -                7,753
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                                                           -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                (3,058)                   -              102,866
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               611,191           (1,555,900)             504,327
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          587,825                    -              591,026
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (5,391)                   -            1,762,863
Accumulated deferred investment
  Tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                              32,860                    -              114,021
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               27,469                    -            1,876,884
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  341
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  Securities of subsidiaries holding
  Solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            446,124           (1,761,495)             127,087
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               10,905                    -                7,571
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (24,345)             316,066              678,572
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       432,684           (1,445,429)             813,230
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,659,169          ($3,001,329)          $3,785,808
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              East Coast           EC Asset Services,   EC Properties, Inc.
                                                              Capital, Inc.        Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $236                 $279                  $23
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   236                  279                   23
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                241                   59                   31
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           113                  515                  591
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           354                  574                  622
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $590                 $853                 $645
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              EC Properties III,   EC-SLP, Inc.         ECHI-A Company
                                                              Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $6                  $16                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue and other                                           -                    -                    -
Other current liabilities                                                     -                   17                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     6                   33                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  2                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            53                  (15)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            55                  (15)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $60                  $18                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              ECHI-B Company       ECHI Wyvernwood,     Edison Capital
                                                                                   Inc.                 Affordable Housing
                                                                                                        97 V
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Affordable Housing
                                                              97 VI                97 VII               97 VIII
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Housing Delaware
                                                              99A Company          99B Company          Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                   $8
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                   12
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                   20
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    2
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                   (7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                   (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                  $15
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       John Stewart
                                                              Housing Florida      Housing Management   Company [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                 $176

Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $14                  $78                  674
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                1,144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    14                   78                1,994
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                4,911
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                 (320)               2,899
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                 (320)               2,899
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  161
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                3,772                1,201
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (11)                (586)               3,895
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           (11)               3,186                5,096
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $3               $2,944              $15,061
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Housing New Jersey   Housing New York     Housing
                                                                                                        Pennsylvania
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $15                  $49                 $224
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                3,070                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    15                3,119                  224
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (57)                   -                  255
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (57)                   -                  255
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              9,248                1,500                9,325
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           404                  (35)                (342)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         9,652                1,465                8,983
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $9,610               $4,584               $9,462
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Housing       Edison Housing       Edison Housing
                                                              North Carolina       Oregon, Inc.         South Carolina
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $14                  $13                  $14
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    14                   13                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     184                    -                  178
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  184                    -                  178
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              2,145                    -                2,066
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           725                  (10)                 265
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         2,870                  (10)               2,331
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $3,068                   $3               $2,523
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              EHI Development      EHI Development      MHICAL 94 Company
                                                              Company              Fund
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $106               $4,957                 $159
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                  718                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   106                5,675                  159
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               (1,304)                (168)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   37                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               (1,267)                (168)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,002                5,000               30,581
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            89                1,319               11,946
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,091                6,319               42,527
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $1,197              $10,727              $42,518
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              MHICAL 95 Company    MHICAL 96 Company    MHICAL 97 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $16                  $16                  $13
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                   93
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    16                   16                  106
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (256)               1,696                1,551
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                 (256)               1,696                1,551
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             44,132               25,926                3,906
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        13,077               13,625                7,770
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        57,209               39,551               11,676
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $56,969              $41,263              $13,333
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              MHIFED 94 Company    MHIFED 95 Company    MHIFED 96 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $84               $2,140               $6,126
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                    42                   95                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   126                2,235                6,126
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     309                2,151                   89
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  94                  163                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  403                2,314                   89
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             20,040                8,662                1,127
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         6,101                5,302                  (55)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        26,141               13,964                1,072
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $26,670              $18,513               $7,287
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              MHIFED 96A Company   MHIFED 97 Company    Mission Housing
                                                                                                        Alpha
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $5                   $6                  $47
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     5                    6                   47
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     128                    -                1,167
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  128                    -                1,167
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             13,766                    -                3,264
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,292                   (6)                 162
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        15,058                  ($6)               3,426
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $15,191                    -               $4,640
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Beta                 Delta                Denver
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $30                  $30                  $17
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    30                   30                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (22)                (104)                 (49)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (22)                (104)                 (49)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              4,457               10,110                7,924
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         2,667                6,353                2,761
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,124               16,463               10,685
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $7,132              $16,389              $10,653
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Epsilon              Gamma                Holdings
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $30                  $30                  $17
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    30                   30                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (40)                  (5)                (276)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (40)                  (5)                (276)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,161                3,340               17,570
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           277                1,999                4,827
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,438                5,339               22,397
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $1,428               $5,364              $22,138
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Housing      Mission Funding      Mission Housing
                                                              Theta                Theta [6]            Zeta
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $51                  $32                  $31
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                   132                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   183                   32                   31
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (85)                   -                  (46)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (85)                   -                  (46)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,207                   26               12,754
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           936                  (22)               1,034
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         2,143                    4               13,788
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $2,241                  $36              $13,773
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission SA Company   Edison Housing       Edison Capital
                                                                                   Consolidation Co.    Housing Investments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $17                  $15             $779,334
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -               94,383
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    17                   15              873,717
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      40                    -               22,738
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -               45,572
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   40                    -               68,310
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 54               14,578               45,683
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (107)               7,919               (3,932)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           (53)              22,497               41,751
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $4              $22,512             $983,778
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Housing
                                                                                   Investments
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                 $176                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($72,999)             721,973                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                    (1)              99,705                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (73,000)             821,854                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (4,816)                  94                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (1)              30,652                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -               45,866                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (1)              76,518                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  161                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (260,142)              45,720                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,488               92,377                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (258,654)             138,097                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($336,471)          $1,036,725                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital LAI   Edison Capital
                                                              (Bermuda)            (Bermuda) Ltd. [6]   Latin American
                                                              Investments, Ltd.                         Investments
                                                                                                        (Bermuda), Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $1,880                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,880                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              6,723                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,337                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         8,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $9,940                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              International        Latin American       (Netherlands)
                                                              (Bermuda) Ltd.       Investments          Holdings Company
                                                                                   Holding Company      B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $2,594             ($11,295)                 $50
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -               19,870
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 2,594              (11,295)              19,920
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                1,453
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                1,453
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             29,384              123,425              248,667
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                2,698
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,393                4,097              (15,754)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        30,777              127,522              235,611
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $33,371             $116,227             $256,984
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Capital       Mission Funding      Mission Funding Mu
                                                              (Netherlands)        Alpha                [6]
                                                              Investments B.V.
                                                              [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $51             $380,288                  $20
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    51              380,288                   20
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (3,248)             593,791               12,792
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                              34,829                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               31,581              593,791               12,792
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            251,038              157,652               14,750
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (6,032)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        16,406               33,055                8,599
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       261,412              190,707               23,349
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $293,044           $1,164,786              $36,161
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Funding      Mission Funding Nu   Mission
                                                              Delta                [6]                  Investments, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $5,177                  $20               $6,041
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 5,177                   20                6,041
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (3)              34,073               (1,681)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (3)              34,073               (1,681)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             13,880               33,188                   43
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         6,129               16,655                  916
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        20,009               49,843                  959
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $25,183              $83,936               $5,319
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission (Bermuda)    Mission Funding      Consolidating
                                                              Investments, Ltd.    Epsilon              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $4,301              $11,709            ($316,197)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -              (19,870)
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                   68                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 4,301               11,777             (336,068)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (1,401)             257,418                   (1)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (1,401)             257,418                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,174              833,432             (788,146)
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           725               53,845                    3
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,899              887,277             (788,143)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $4,799           $1,156,472          ($1,124,212)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Funding
                                                              Epsilon
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $84,639                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                    67                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                84,706                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 893,193                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                              34,829                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              928,022                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            925,210                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (3,334)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       127,406                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     1,049,282                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $2,062,010                    -                    -
============================================================= ==================== ==================== ====================





Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)

                                                                 Burlington           Edison Capital       Edison Capital
                                                                 Apartments, Inc.     Europe Limited       Ventures
---------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                 -                    -                    -
Nonutility power generation                                                      -                    -                    -
Financial services and other                                                     -               $2,841                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                          -                2,841                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                             -                    -                    -
Purchased power - contracts                                                      -                    -                    -
Purchased power - PX/ISO - net                                                   -                    -                    -
Provisions for reg. adj. clauses - net                                           -                    -                    -
Other operation and maintenance                                                $18               $2,494                    -
Depreciation, decommissioning and
  amortization                                                                   -                  121                    -
Property and other taxes                                                         -                    -                    -
Net gain on sale of utility plant                                                -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        18                2,615                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                        (18)                 226                    -
Interest and dividend income                                                    19                   12                    -
Other nonoperating income (deductions)-net                                       -                    -                    -
Interest expense                                                                 -                    -                    -
Other nonoperating deductions                                                    -                    -                    -
Dividends on preferred securities                                                -                    -                    -
Dividends on utility preferred stock                                             -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                       1                  238                    -
Income taxes                                                                   201                   28                   $4
---------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (200)                 210                   (4)
---------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           37                  107                 (118)
Dividends declared on common stock                                               -                    -                    -
Dividends declared on preferred stock                                            -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($163)                $317                ($122)
================================================================ ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Funding       Edison Mortgage      Mission Bartlett
                                                                Company              Company              Hill Company
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                             $252,906                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   252,906                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. Adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            17,046                   $3                    -
Depreciation, decommissioning and
  Amortization                                                             23,685                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   40,731                    3                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                   212,175                   (3)                   -
Interest and dividend income                                                9,950                  394                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                           57,256                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                164,869                  391                    -
Income taxes                                                              (13,549)                 168                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         178,418                  223                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                     821,706                  553                    -
Dividends declared on common stock                                       (304,159)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $695,965                 $776                    -
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                 Mission              Renewable Energy     Edison Capital
                                                                 International        Capital Company
                                                                 Capital, Inc.
---------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                 -                    -                    -
Nonutility power generation                                                      -                    -                    -
Financial services and other                                                     -                    -                 $564
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                          -                    -                  564
---------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                             -                    -                    -
Purchased power - contracts                                                      -                    -                    -
Purchased power - PX/ISO - net                                                   -                    -                    -
Provisions for reg. adj. clauses - net                                           -                    -                    -
Other operation and maintenance                                                 $3                    -               36,765
Depreciation, decommissioning and
  Amortization                                                                   -                    -                3,877
Property and other taxes                                                         -                    -                    -
Net gain on sale of utility plant                                                -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                         3                    -               40,642
---------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         (3)                   -              (40,078)
Interest and dividend income                                                     -                    -                    -
Other nonoperating income (deductions)-net                                       -                    -                    -
Interest expense                                                                 -                    -                    2
Other nonoperating deductions                                                    -                    -                    -
Dividends on preferred securities                                                -                    -                    -
Dividends on utility preferred stock                                             -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      (3)                   -              (40,080)
Income taxes                                                                     -                   $1              (14,157)
---------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               (3)                  (1)             (25,923)
---------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                          (11)                 115             (167,714)
Dividends declared on common stock                                               -                    -                    -
Dividends declared on preferred stock                                            -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($14)                $114            ($193,637)
================================================================ ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Consolidating        Edison Capital
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              ($2,841)            $273,784                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    (2,841)             273,784                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            (2,841)              53,488                    -
Depreciation, decommissioning and
  amortization                                                                  -               27,682                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   (2,841)              81,170                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -              192,614                    -
Interest and dividend income                                                    -               10,358                    -
Other nonoperating income (deductions)-net                                      -              (20,298)                   -
Interest expense                                                                -               57,257                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -              125,417                    -
Income taxes                                                                    -               (9,909)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -              135,326                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                     105,887              455,980                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $105,887             $591,306                    -
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Capital       Edison Integrated    Mission First
                                                                Housing              Energy Services      Asset Investment
                                                                Investments
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              $24,751                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    24,751                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            12,283                   $3                   $3
Depreciation, decommissioning and
  amortization                                                             15,584                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   27,867                    3                    3
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    (3,116)                  (3)                  (3)
Interest and dividend income                                                1,280                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                               10                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (1,846)                  (3)                  (3)
Income taxes                                                               17,055                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (18,901)                  (3)                  (3)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                     287,952                  (11)                   5
Dividends declared on common stock                                       (176,674)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $92,377                 ($14)                  $2
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Mission Funding      Mission Funding      Mission Funding
                                                                Beta                 Epsilon              Gamma
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              $51,111             $101,664              $27,516
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    51,111              101,664               27,516
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 3               (1,582)                   3
Depreciation, decommissioning and
  Amortization                                                                  -                    3                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        3               (1,579)                   3
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    51,108              103,243               27,513
Interest and dividend income                                                    -                3,485                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                   33                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 51,108              106,695               27,513
Income taxes                                                               19,937               32,890               11,255
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          31,171               73,805               16,258
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      49,777              102,935               28,374
Dividends declared on common stock                                        (49,777)             (49,334)             (28,374)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $31,171             $127,406              $16,258
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Mission Funding      Mission Funding      Mission Iowa Wind
                                                                Kappa                Zeta                 Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              $43,373               $2,184               $1,491
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    43,373                2,184                1,491
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 3                    3                    2
Depreciation, decommissioning and
  Amortization                                                                  -                  870                  282
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        3                  873                  284
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    43,370                1,311                1,207
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 43,370                1,311                1,207
Income taxes                                                               17,692               (2,390)              (7,065)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          25,678                3,701                8,272
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         327               11,264                  (38)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $26,005              $14,965               $8,234
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Funding       Edison Funding
                                                                Omicron Inc.         Olive Court
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              ($2,501)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    (2,501)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX-ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                15                   $3                    -
Depreciation, decommissioning and
  Amortization                                                              5,876                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    5,891                    3                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    (8,392)                  (3)                   -
Interest and dividend income                                                  345                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (8,047)                  (3)                   -
Income taxes                                                              (78,390)                  (2)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          70,343                   (1)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         107                   (2)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $70,450                  ($3)                   -
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Funding       Consolidating        Edison Funding
                                                                Company              Adjustments          Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                               $3,318                  ($1)            $252,906
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     3,318                   (1)             252,906
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             6,309                   (2)              17,046
Depreciation, decommissioning and
  Amortization                                                              1,070                    -               23,685
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    7,379                   (2)              40,731
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    (4,061)                   1              212,175
Interest and dividend income                                                4,840                    -                9,950
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                           57,213                    -               57,256
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (56,434)                   1              164,869
Income taxes                                                               (7,138)                   -                3,844
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (49,296)                   1              161,025
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      24,951              316,065              821,706
Dividends declared on common stock                                              -                    -             (304,159)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($24,345)            $316,066             $678,572
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                East Coast           EC Asset Services,   EC Properties, Inc.
                                                                Capital, Inc.        Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                 $103                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                  103                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  Amortization                                                                 $4                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        4                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                        (4)                 103                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (4)                 103                    -
Income taxes                                                                   (6)                  44                ($148)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               2                   59                  148
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         111                  456                  443
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $113                 $515                 $591
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                 EC Properties III,   EC-SLP, Inc.         ECHI-A Company
                                                                 Inc.
---------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                 -                    -                    -
Nonutility power generation                                                      -                    -                    -
Financial services and other                                                     -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                          -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                             -                    -                    -
Purchased power - contracts                                                      -                    -                    -
Purchased power - PX/ISO - net                                                   -                    -                    -
Provisions for reg. adj. clauses - net                                           -                    -                    -
Other operation and maintenance                                                  -                    -                    -
Depreciation, decommissioning and
  Amortization                                                                   -                    -                    -
Property and other taxes                                                         -                    -                    -
Net gain on sale of utility plant                                                -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                         -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                          -                    -                    -
Interest and dividend income                                                     -                    -                    -
Other nonoperating income (deductions)-net                                       -                    -                    -
Interest expense                                                                 -                    -                    -
Other nonoperating deductions                                                    -                    -                    -
Dividends on preferred securities                                                -                    -                    -
Dividends on utility preferred stock                                             -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                       -                    -                    -
Income taxes                                                                  ($29)                  $1                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               29                   (1)                   -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           24                  (14)                   -
Dividends declared on common stock                                               -                    -                    -
Dividends declared on preferred stock                                            -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                $53                 ($15)                   -
================================================================ ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                 ECHI-B Company       ECHI Wyvernwood,     Edison Capital
                                                                                      Inc.                 Affordable Housing
                                                                                                           97 V
---------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                 -                    -                    -
Nonutility power generation                                                      -                    -                    -
Financial services and other                                                     -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                          -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                             -                    -                    -
Purchased power - contracts                                                      -                    -                    -
Purchased power - PX/ISO - net                                                   -                    -                    -
Provisions for reg. adj. clauses - net                                           -                    -                    -
Other operation and maintenance                                                  -                    -                    -
Depreciation, decommissioning and
  amortization                                                                   -                    -                    -
Property and other taxes                                                         -                    -                    -
Net gain on sale of utility plant                                                -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                         -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                          -                    -                    -
Interest and dividend income                                                     -                    -                    -
Other nonoperating income (deductions)-net                                       -                    -                    -
Interest expense                                                                 -                    -                    -
Other nonoperating deductions                                                    -                    -                    -
Dividends on preferred securities                                                -                    -                    -
Dividends on utility preferred stock                                             -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                       -                    -                    -
Income taxes                                                                     -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)
---------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                            -                    -                    -
Dividends declared on common stock                                               -                    -                    -
Dividends declared on preferred stock                                            -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                  -                    -                    -
================================================================ ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Capital       Edison Capital       Edison Capital
                                                                Affordable Housing   Affordable Housing   Affordable Housing
                                                                97 VI                97 VII               97 VIII
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Capital       Edison Capital       Edison Capital
                                                                Affordable Housing   Affordable Housing   Housing Delaware
                                                                99A Company          99B Company          Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                  ($1)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                   (1)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    3
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    3
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                    -                   (4)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                   (4)
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                                                                        (4)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           -                    -                   (3)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                  ($7)
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                 Edison Capital       Edison Capital       John Stewart
                                                                 Housing Florida      Housing Management   Company [6]
---------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                 -                    -                    -
Nonutility power generation                                                      -                    -                    -
Financial services and other                                                     -                    -              $18,461
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                          -                    -               18,461
---------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                             -                    -                    -
Purchased power - contracts                                                      -                    -                    -
Purchased power - PX/ISO - net                                                   -                    -                    -
Provisions for reg. adj. clauses - net                                           -                    -                    -
Other operation and maintenance                                                 $3                   $3               11,966
Depreciation, decommissioning and
  Amortization                                                                   -                  267                1,402
Property and other taxes                                                         -                    -                    -
Net gain on sale of utility plant                                                -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                         3                  270               13,368
---------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         (3)                (270)               5,093
Interest and dividend income                                                     -                    -                   30
Other nonoperating income (deductions)-net                                       -                    -                    -
Interest expense                                                                 -                    -                    8
Other nonoperating deductions                                                    -                    -                    -
Dividends on preferred securities                                                -                    -                    -
Dividends on utility preferred stock                                             -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      (3)                (270)               5,115
Income taxes                                                                    (1)                (108)               2,134
---------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               (2)                (162)               2,981
---------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                           (9)                (424)                 914
Dividends declared on common stock                                               -                    -                    -
Dividends declared on preferred stock                                            -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($11)               ($586)              $3,895
================================================================ ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                 Edison Capital       Edison Capital       Edison Housing
                                                                 Housing New Jersey   Housing New York     Pennsylvania
---------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                 -                    -                    -
Nonutility power generation                                                      -                    -                    -
Financial services and other                                                 ($264)                   -                ($225)
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       (264)                   -                 (225)
---------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                             -                    -                    -
Purchased power - contracts                                                      -                    -                    -
Purchased power - PX/ISO - net                                                   -                    -                    -
Provisions for reg. adj. clauses - net                                           -                    -                    -
Other operation and maintenance                                                  3                   $6                    3
Depreciation, decommissioning and
  Amortization                                                                 143                    -                  123
Property and other taxes                                                         -                    -                    -
Net gain on sale of utility plant                                                -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       146                    6                  126
---------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       (410)                  (6)                (351)
Interest and dividend income                                                     -                    -                    -
Other nonoperating income (deductions)-net                                       -                    -                    -
Interest expense                                                                 -                    1                    -
Other nonoperating deductions                                                    -                    -                    -
Dividends on preferred securities                                                -                    -                    -
Dividends on utility preferred stock                                             -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (410)                  (7)                (351)
Income taxes                                                                 1,293                   11                1,468
---------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           (1,703)                 (18)              (1,819)
---------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                        2,107                  (17)               1,477
Dividends declared on common stock                                               -                    -                    -
Dividends declared on preferred stock                                            -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               $404                 ($35)               ($342)
================================================================ ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Housing       Edison Housing       Edison Housing
                                                                North Carolina       Oregon, Inc.         South Carolina
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 ($16)                   -                 ($15)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       (16)                   -                  (15)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 3                   $3                    3
Depreciation, decommissioning and
  amortization                                                                 13                    -                   14
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       16                    3                   17
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       (32)                  (3)                 (32)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (32)                  (3)                 (32)
Income taxes                                                                  (60)                  (1)                 (57)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              28                   (2)                  25
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         697                   (8)                 240
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $725                 ($10)                $265
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                EHI Development      EHI Development      MHICAL 94 Company
                                                                Company              Fund
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                  $32                ($828)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                   32                 (828)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $3                    3                    3
Depreciation, decommissioning and
  Amortization                                                                  -                    -                  450
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        3                    3                  453
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                        (3)                  29               (1,281)
Interest and dividend income                                                    -                  577                   29
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (3)                 606               (1,252)
Income taxes                                                                    -                   87                4,555
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (3)                 519               (5,807)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                          92                  800               17,753
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               $89               $1,319              $11,946
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                   MHICAL 95 Company     MHICAL 96 Company    MHICAL 97 Company
------------------------------------------------------------------ --------------------- -------------------- --------------------

Electric utility                                                                   -                     -                    -
Nonutility power generation                                                        -                     -                    -
Financial services and other                                                 ($1,309)                ($665)                 $18
------------------------------------------------------------------ --------------------- -------------------- --------------------
Total operating revenue                                                       (1,309)                 (665)                  18
------------------------------------------------------------------ --------------------- -------------------- --------------------

Fuel                                                                               -                     -                    -
Purchased power - contracts                                                        -                     -                    -
Purchased power - PX/ISO - net                                                     -                     -                    -
Provisions for reg. adj. clauses - net                                             -                     -                    -
Other operation and maintenance                                                    3                     3                    3
Depreciation, decommissioning and
  amortization                                                                   762                 1,170                  163
Property and other taxes                                                           -                     -                    -
Net gain on sale of utility plant                                                  -                     -                    -
------------------------------------------------------------------ --------------------- -------------------- --------------------
Total operating expenses                                                         765                 1,173                  166
------------------------------------------------------------------ --------------------- -------------------- --------------------
Operating income (loss)                                                       (2,074)               (1,838)                (148)
Interest and dividend income                                                       -                     -                    -
Other nonoperating income (deductions)-net                                         -                     -                    -
Interest expense                                                                   -                     -                    -
Other nonoperating deductions                                                      -                     -                    -
Dividends on preferred securities                                                  -                     -                    -
Dividends on utility preferred stock                                               -                     -                    -
------------------------------------------------------------------ --------------------- -------------------- --------------------

Total fixed charges                                                                -                     -                    -
------------------------------------------------------------------ --------------------- -------------------- --------------------

Minority interest                                                                  -                     -                    -
------------------------------------------------------------------ --------------------- -------------------- --------------------

Income (loss) before taxes                                                    (2,074)               (1,838)                (148)
Income taxes                                                                   5,456                  (663)              (1,560)
------------------------------------------------------------------ --------------------- -------------------- --------------------

Net income (loss)                                                             (7,530)               (1,175)               1,412
------------------------------------------------------------------ --------------------- -------------------- --------------------
Retained earnings - beginning of year                                         20,607                14,800                6,358
Dividends declared on common stock                                                 -                     -                    -
Dividends declared on preferred stock                                              -                     -                    -
------------------------------------------------------------------ --------------------- -------------------- --------------------

Retained earnings - end of year                                              $13,077               $13,625               $7,770
================================================================== ===================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                MHIFED 94 Company    MHIFED 95 Company    MHIFED 96 Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               $28                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                   $7                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       28                    7                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       (28)                  (7)                   -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Other interest expense                                                          -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (28)                  (7)                   -
Income taxes                                                                  (10)                  (2)                  $1
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (18)                  (5)                  (1)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                       6,119                5,307                  (54)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $6,101               $5,302                 ($55)
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                MHIFED 96A Company   MHIFED 97 Company    Mission Housing
                                                                                                          Alpha
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                   $2
Depreciation, decommissioning and
  amortization                                                                  -                    -                   27
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                   29
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         -                    -                  (29)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                  (29)
Income taxes                                                                  $16                    -                  (89)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (16)                   -                   60
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                       1,308                  ($6)                 102
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $1,292                  ($6)                $162
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Mission Housing      Mission Housing      Mission Housing
                                                               Beta                 Delta                Denver
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                               ($110)                 $15                ($243)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     (110)                  15                 (243)
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                                2                    3                    3
Depreciation, decommissioning and
  Amortization                                                                60                   94                  132
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      62                   97                  135
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                     (172)                 (82)                (378)
Interest and dividend income                                                                        -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expense                                                               -                    -                    -
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  (172)                 (82)                (378)
Income taxes                                                                 678                  295                1,083
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           (850)                (377)              (1,461)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      3,517                6,730                4,222
Dividends declared on common stock                                             -                    -                    -
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $2,667               $6,353               $2,761
============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Mission Housing      Mission Housing      Mission Housing
                                                               Epsilon              Gamma                Holdings
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                                ($16)                ($74)               ($561)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                      (16)                 (74)                (561)
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                                2                    3                    3
Depreciation, decommissioning and
  Amortization                                                                27                   40                  305
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      29                   43                  308
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                      (45)                (117)                (869)
Interest and dividend income                                                   -                    -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Other interest expense                                                         -                    -                    -
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   (45)                (117)                (869)
Income taxes                                                                  98                  496                3,104
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           (143)                (613)              (3,973)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                        420                2,612                8,800
Dividends declared on common stock                                             -                    -                    -
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $277               $1,999               $4,827
============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Mission Housing      Mission Funding      Mission Housing
                                                               Theta                Theta [6]            Zeta
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                                ($67)                   -                ($229)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                      (67)                   -                 (229)
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                                3                    -                    3
Depreciation, decommissioning and
  Amortization                                                                63                   $4                  124
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      66                    4                  127
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                     (133)                  (4)                (356)
Interest and dividend income                                                   -                    -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expense                                                               -                    -                    -
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  (133)                  (4)                (356)
Income taxes                                                                (132)                   2                1,668
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (1)                  (6)              (2,024)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                        937                  (16)               3,058
Dividends declared on common stock                                             -                    -                    -
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $936                 ($22)              $1,034
============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Mission SA Company   Edison Housing       Edison Capital
                                                                                    Consolidation Co.    Housing Investments
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                                   -                    -              $10,877
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                        -                    -               10,877
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                               $3                   $3                  337
Depreciation, decommissioning and
  Amortization                                                                 -                    -               10,198
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       3                    3               10,535
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       (3)                  (3)                 342
Interest and dividend income                                                   -                    -                  644
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expense                                                               -                    -                    1
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (3)                  (3)                 985
Income taxes                                                                  (1)              (7,488)               4,917
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (2)               7,485               (3,932)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                       (105)                 434              176,674
Dividends declared on common stock                                             -                    -             (176,674)
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($107)              $7,919              ($3,932)
============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Consolidating        Edison Capital
                                                                Adjustments          Housing
                                                                                     Investments
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                ($132)             $24,751                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                      (132)              24,751                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                              (126)              12,283                    -
Depreciation, decommissioning and
  Amortization                                                                 (8)              15,584                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     (134)              27,867                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                         2               (3,116)                   -
Interest and dividend income                                                    -                1,280                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                   10                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      2               (1,846)                   -
Income taxes                                                                    3               17,055                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (1)             (18,901)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                       1,489              287,952                    -
Dividends declared on common stock                                              -             (176,674)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $1,488              $92,377                    -
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Edison Capital       Edison Capital LAI   Edison Capital
                                                               (Bermuda)            (Bermuda) Ltd. [6]   Latin American
                                                               Investments, Ltd.                         Investments
                                                                                                         (Bermuda), Ltd. [6]
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                                   -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                        -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                               $6                    -                    -
Depreciation, decommissioning and
  Amortization                                                                 -                    -                    -
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       6                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       (6)                   -                    -
Interest and dividend income                                                   5                    -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expense                                                               -                    -                    -
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (1)                   -                    -
Income taxes                                                                   5                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (6)
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      1,343                    -                    -
Dividends declared on common stock                                             -                    -                    -
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $1,337                    -                    -
============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Edison Capital       Edison Capital       Edison Capital
                                                                International        Latin American       (Netherlands)
                                                                (Bermuda) Ltd.       Investments          Holdings Company
                                                                                     Holding Company      B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -               $6,509                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                6,509                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $2                    -                  $41
Depreciation, decommissioning and
  Amortization                                                                  1                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        3                    -                   41
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                        (3)               6,509                  (41)
Interest and dividend income                                                  723                1,358                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -               24,013
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    720                7,867              (24,054)
Income taxes                                                                  246                3,132               (8,308)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             474                4,735              (15,746)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         919                 (638)                  (8)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $1,393               $4,097             ($15,754)
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Edison Capital       Mission Funding      Mission Funding Mu
                                                               (Netherlands)        Alpha                [6]
                                                               Investments B.V.
                                                               [6]
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                             $24,513              $54,691               $1,665
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   24,513               54,691                1,665
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                               46                    3                    3
Depreciation, decommissioning and
  amortization                                                                 1                    -                    -
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      47                    3                    3
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                   24,466               54,688                1,662
Interest and dividend income                                                 748                    -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expense                                                              18                    -                    -
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                25,196               54,688                1,662
Income taxes                                                               8,785               21,633                  677
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         16,411               33,055                  985
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         (5)              49,335                7,614
Dividends declared on common stock                                             -              (49,335)                   -
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $16,406              $33,055               $8,599
============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Mission Funding      Mission Funding Nu   Mission
                                                               Delta                [6]                  Investments, Inc.
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                                   -               $3,753               $2,685
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                        -                3,753                2,685
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                               $3                    3                   31
Depreciation, decommissioning and
  amortization                                                                 -                    -                    -
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       3                    3                   31
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       (3)               3,750                2,654
Interest and dividend income                                                   -                    -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expense                                                               -                    -                   15
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (3)               3,750                2,639
Income taxes                                                                  (1)               1,515                   33
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (2)               2,235                2,606
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                      6,131               14,420                  667
Dividends declared on common stock                                             -                    -               (2,357)
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $6,129              $16,655                 $916
============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                                Mission (Bermuda)    Mission Funding      Consolidating
                                                                Investments, Ltd.    Epsilon              Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                               $4,244              $10,533              ($6,929)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     4,244               10,533               (6,929)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                11                5,200               (6,931)
Depreciation, decommissioning and
  amortization                                                                  -                    1                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       11                5,201               (6,931)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                     4,233                5,332                    2
Interest and dividend income                                                    -               24,663              (24,012)
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -              (24,013)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  4,233               29,995                    3
Income taxes                                                                   (3)               5,176                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           4,236               24,819                    3
--------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                         215               22,944                   (2)
Dividends declared on common stock                                         (3,726)               6,082                    2
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $725              $53,845                   $3
=============================================================== ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income (Loss) and Retained Earnings
December 31, 2000
(In thousands)


                                                               Mission Funding
                                                               Epsilon
                                                               Consolidated
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                            $101,664                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  101,664                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                           (1,582)                   -                    -
Depreciation, decommissioning and
  amortization                                                                 3                    -                    -
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  (1,579)                   -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                  103,243                    -                    -
Interest and dividend income                                               3,485                    -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expense                                                              33                    -                    -
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               106,695                    -                    -
Income taxes                                                              32,890                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         73,805                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                    102,935                    -                    -
Dividends declared on common stock                                       (49,334)                   -                    -
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $127,406                    -                    -
============================================================== ==================== ==================== ====================






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)

Name of Entity:                          1st Time Homebuyer         1010 SVN Assoc LP            1028 Howard St Assoc LP
                                         Opportunities LP
                                         (Chester County Homes)
---------------------------------------- -------------------------- ---------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,358                     $7,641                       $4,520

  Revenues                               $39                        $287                         $227

  Net Income (Loss)                      ($42)                      ($180)                       ($191)


Ownership Interest(s):                   99.00% by Edison Capital   99.00% by Edison Capital     99.00% by Mission Housing
                                         Housing Investments        Housing Partners IX LP       Investors Partnership









Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          1101 Howard St Assoc LP     1475 167th Ave Assoc LP     16th & Church St Assoc LP
                                                                     (Bermuda Gardens)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,700                      $6,033                      $2,329

  Revenues                               $251                        $467                        $133

  Net Income (Loss)                      ($157)                      ($180)                      ($154)


Ownership Interest(s):                   99.00% by MHIFED 95 LP      99.90% by Edison Capital    99.00% by Edison Funding
                                                                     Housing Partners XI LP      Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          1732 Champa LP (Buerger     18303 Kittridge Assoc-39    1856 Wells Court Partners
                                         Brothers Lofts)             LP (Kittridge)              LP (Wells Court)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,664                      $1,819                      $2,995

  Revenues                               $646                        $271                        $352

  Net Income (Loss)                      ($60)                       $15                         ($61)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Funding
                                         Housing Investments         Housing Investments         Omicron Inc.









Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          210 Washington Ave Assoc    2400 Locust Assoc LP        2601 North Broad St Assoc
                                         (Renaissance Plaza)         (Locust on the Park)        LP (Station House)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,106                      $24,526                     $6,139

  Revenues                               $540                        $2,088                      $480

  Net Income (Loss)                      ($536)                      ($964)                      ($193)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Corporations
                                         Housing Investments         Housing Investments         for Affordable Housing LP
                                                                                                 II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          2814 Fifth St Assoc LP      381 Turk St LP              5363 Dent Ave Assoc LP
                                         (Land Park Woods)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,341                      $3                          $1,171

  Revenues                               $383                        $2                          $188

  Net Income (Loss)                      ($229)                       -                          ($40)


Ownership Interest(s):                   99.00% by Edison Capital    1.00% by John Stewart       99.00% by MH II LP
                                         Housing Partners IX LP      Company

                                         0.50% by John Stewart
                                         Company






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          708 Pico LP (Wavecrest                                  Aaron Michael Assoc LP
                                         Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   99.9% by Edison Capital                                 99.9% by Edison Capital
                                         Housing Partners XV LP                                  Housing Investments








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Abajo Del Sol LP            Abby Assoc LP (Windmere)    Admiralty Heights Assoc
                                                                                                 II 1995 LP (Kent Manor)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,361                      $5,070                      $692

  Revenues                               -                           $312                        $191

  Net Income (Loss)                      $12                         ($124)                      ($276)


Ownership Interest(s):                   99.9% by Edison Capital     99.00% by MHICAL 95 LP      99.00% by Edison Capital
                                         Housing Investments                                     Housing Partners VI LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          AE Assoc LP (Avenida        Affordable/Citrus Glenn     Agape Housing LP
                                         Espana)                     Phase II, Ltd (Citrus
                                                                     Glenn Apts Phase II)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,191                      $6,036                      $653

  Revenues                               $535                        $684                        $46

  Net Income (Loss)                      ($224)                      ($121)                      ($26)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Capital    99.00% by Edison Funding
                                         Omicron Inc.                Housing Partners VI LP      Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Alhambra Apts LP            Alma Place Assoc LP         Altamont Hotel Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $17,128                     $8,443                      $6,120

  Revenues                               $754                        $577                        $664

  Net Income (Loss)                      ($191)                      ($326)                      ($165)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XIII LP    Housing Partners IX LP      Housing Partners VI LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          AMCAL Santa Barbara Fund    Anglo Edison LLC No. 1      Anglo Edison Ravenwood LLC
                                         XXXVI LP (Positano)         (Las Brisas)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,905                      $4,332                      -

  Revenues                               $724                        $563                        -

  Net Income (Loss)                      ($322)                      ($83)                       -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Funding
                                         Housing Partners V LP       Omicron Inc.                Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Antelope Assoc LP           Apollo Development Assoc    Arbor Lane Assoc Phase II
                                                                     LP (Apollo Hotel)           LP (Timberwood)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $10,957                     $7,979                      $1,165

  Revenues                               $910                        $311                        $149

  Net Income (Loss)                      ($212)                      ($136)                      ($26)


Ownership Interest(s):                   99.00% by MHICAL 95 LP      99.90% by Edison Capital    99.00% by Corporations
                                                                     Housing Partners XIV LP     for Affordable Housing LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Argyle Redevelop-ment       Arroyo Vista Assoc LP       Artloft Assoc LP
                                         Partnership LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,981                      $14,784                     $4,551

  Revenues                               $3,371                      $1,588                      $396

  Net Income (Loss)                      ($450)                      ($448)                      ($65)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Corporations      35.60% by Corporations
                                         Housing Investments         for Affordable Housing LP   for Affordable Housing LP

                                                                                                 53.39% by Corporations
                                                                                                 for Affordable Housing LP
                                                                                                 II





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Auburn Manor Apts LP        Auburn Manor LLC            Avalon Courtyard LP
                                                                                                 (Carson Senior Housing)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $15,014                     -                           $5,757

  Revenues                               $1,988                      -                           $648

  Net Income (Loss)                      ($616)                      -                           ($13)


Ownership Interest(s):                   99.00% by Edison             50.00% by Edison           99.00% by MHIFED 95 LP
                                         Capital Housing              Capital Housing
                                         Partners XI LP               Investments






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          B.A.I. Edison Ravenwood     Baker Park Assoc LP         Baldwin Village LP
                                         LP (Ravenwood)                                          (Watson Terrace)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $14,611                     -

  Revenues                               -                           $807                        -

  Net Income (Loss)                      -                           ($343)                      -


Ownership Interest(s):                   90.00% by Edison Capital    99.00% by MHICAL 95 LP      99.90% by Edison Capital
                                         Housing Delaware, Inc.                                  Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Barnsdall Court LP (Villa   Bartlett Hill Assoc LP      Beacon Manor Assoc LP
                                         Mariposa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,621                      $5,724                      $4,613

  Revenues                               -                           $452                        $205

  Net Income (Loss)                      ($1)                        ($515)                      ($206)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XI LP      Housing Investments         Housing Partners X LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Benton Green LP             Berry Ave Assoc LP          Bodega Hills Investors LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,899                      $8,200                      $3,475

  Revenues                               -                           $366                        $193

  Net Income (Loss)                      -                           ($294)                      ($119)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by MHIFED 94 LP      99.00% by Edison Capital
                                         Housing Partners XV LP                                  Housing Partners V LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Borregas Court LP           Boulder Creek Apartments    Bouquet Canyon Seniors LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $11,850                     $25,278                     $21,884

  Revenues                               $79                         $984                        $92

  Net Income (Loss)                      ($480)                      ($846)                      ($217)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XI LP      Housing Partners X LP       Housing Investments






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Bracher Assoc LP            Bradley Manor Senior Apts   Brantwood II Assoc LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,066                      $2,694                      $3,616

  Revenues                               $458                        $392                        $31

  Net Income (Loss)                      ($200)                      ($110)                      ($87)


Ownership Interest(s):                   99.00% by MHICAL 95 LP      99.00% by Edison Capital    99.00% by Edison Funding
                                                                     Housing Partners VI LP      Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Brookline Housing Assoc     Brooks School Assoc LP      Bryn Mawr - Belle Shore
                                         LLC (Bridgewater)                                       LP (The)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,852                      $4,319                      $21,424

  Revenues                               $1,071                      $109                        $967

  Net Income (Loss)                      ($368)                      ($163)                      ($1,685)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Funding    99.00% by Edison Funding
                                         for Affordable Housing LP   Omicron Inc.                Omicron Inc.
                                         II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Bryson Family Apts LP       Burlington Arboretum LP     Burlington Senior Housing
                                                                                                 LLC
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $17,928                     -                           $3,304

  Revenues                               $29                         -                           $217

  Net Income (Loss)                      $22                         -                           ($239)


Ownership Interest(s):                   99.90% by Edison Capital    94.66% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XI LP      Housing Investments         Housing Partners X LP

                                                                     1.00% by Burlington Apts,
                                                                     Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Bush Hotel LP               Caleb Affordable Housing    California Park Apts LP
                                                                     Assoc LP
                                                                     (Ledges/Pinebrook)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $14,750                     $7,971                      $3,227

  Revenues                               $621                        $1,217                      $437

  Net Income (Loss)                      ($159)                      ($237)                      ($127)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Corporations      99.00% by MH I LP
                                         Omicron Inc.                for Affordable Housing LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Carlin LP (The)             Carlton Way Apts LP         Carson Housing LP (Carson
                                                                                                 Street)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $14,817                     $4,000                      $8,334

  Revenues                               $1,413                      $174                        -

  Net Income (Loss)                      ($545)                      ($102)                      -


Ownership Interest(s):                   99.00% by Corporations      99.00% by MHIFED 94 LP      99.00% by Edison Capital
                                         for Affordable Housing LP                               Housing Partners XI LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Carson Terrace LP           Casa Rampart LP (Rampart    C-Court LP (Cawelti Court)
                                                                     Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,150                      $4,906                      $2,636

  Revenues                               -                           $138                        $122

  Net Income (Loss)                      -                           ($180)                      ($45)


Ownership Interest(s):                   99.90% by Edison Capital    98.90% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XIV LP     Housing Partners XI LP      Housing Partners VII LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          CCS/Bellingham LP           CCS/Mount Vernon Housing    CCS/Renton Housing LP
                                         (Washington Grocery         LP (La Venture)             (Renton)
                                         Building)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,579                      $1,401                      $2,223

  Revenues                               $266                        $46                         $171

  Net Income (Loss)                      ($116)                      ($51)                       ($143)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Partners X LP






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          CDR Senior Housing Assoc    Catalonia Assoc LP          Cedarshores Limited
                                         LP (Casa del Rio)                                       Dividend Housing
                                                                                                 Association LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,700                      $10,525                     $9,959

  Revenues                               $365                        $509                        $881

  Net Income (Loss)                      ($181)                      ($330)                      ($120)


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Capital    98.99% by Edison Capital
                                                                     Housing Partners VIII LP    Housing Partners XII LP

                                                                                                 0.01% by Mission Funding
                                                                                                 Theta





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Centennial Place LP         Centertown Assoc LP         Centro Partners LP (El
                                                                                                 Centro)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,355                      $7,201                      $5,057

  Revenues                               $567                        $400                        $281

  Net Income (Loss)                      ($389)                      ($241)                      ($206)


Ownership Interest(s):                   99.00% by MH V LP           99.00% by Edison Funding    99.00% by Edison Funding
                                                                     Omicron Inc.                Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Cincinnati Ravenwood Apts   Chamber Apts LP (The        Cochrane Village Apts LP
                                         LP (Ravenwood)              Chamber Bldg)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,392                      -                           $2,189

  Revenues                               $922                        -                           $160

  Net Income (Loss)                      ($287)                      -                           ($38)



Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Funding
                                         Housing Investments         Housing Partners XIII LP    Omicron Inc.

                                         0.95% by B.A.I. Edison
                                         Ravenwood LP (Ravenwood)





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Colina Vista LP             Community Invest-ment LP    Conejo Valley Community
                                                                     (Oak Village Apts)          Housing Assoc (Community
                                                                                                 House Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,845                      $5                          $1,708

  Revenues                               $240                        $6                          $75

  Net Income (Loss)                      ($214)                      -                           ($50)


Ownership Interest(s):                   99.00% by MHICAL 95 LP      1.00% by John Stewart       99.00% by Edison Capital
                                                                     Company                     Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Coolidge Station Apts LLC   Corporations for            Corporations for
                                                                     Affordable Housing LP       Affordable Housing LP II
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,861                      -                           -

  Revenues                               $124                        -                           -

  Net Income (Loss)                      ($77)                       -                           -


Ownership Interest(s):                   99.00% by Edison Capital    1.00% by EC Properties,     1.00% by EC Properties,
                                         Housing Partners X LP       Inc.                        Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Corporations for            Corona Ely/Ranch Assoc LP   Cottonwood Affordable
                                         Affordable Housing LP III                               Housing LP (Verde Vista)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $9,200                      $1,136

  Revenues                               -                           $502                        $349

  Net Income (Loss)                      -                           ($208)                      ($218)


Ownership Interest(s):                   1.00% by EC Properties      99.00% by MHIFED 94 LP      99.00% by Edison Capital
                                         III, Inc.                                               Housing Partners VII LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Coyote Springs Apts Assoc   Crescent Manor Assoc LP     Cypress Cove Assoc
                                         LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $11,336                     $11                         $2,805

  Revenues                               $657                        $8                          $195

  Net Income (Loss)                      ($362)                      $3                          ($94)


Ownership Interest(s):                   99.00% by Edison Funding    2.85% by John Stewart       99.00% by Edison Funding
                                         Omicron Inc.                Company                     Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Davis MHA Twin Pines        Del Carlo Court Assoc LP    Del Norte Place LP
                                         Community Assoc LP
                                         (Northstar Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,328                      $5,056                      $9,399

  Revenues                               $229                        $206                        $1,300

  Net Income (Loss)                      ($129)                      ($191)                      ($133)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    18.00% by John Stewart
                                         Housing Partners XI LP      Omicron Inc.                Company






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Delta Plaza Apts LP         DeRose Housing Assoc LP     Diamond Creek Apts LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,050                      $4,730                      $20,224

  Revenues                               $83                         $513                        -

  Net Income (Loss)                      ($94)                       ($155)                      $316


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MH III LP         99.90% by Edison Capital
                                         Omicron Inc.                                            Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Diamond Phase III Venture   Don Avante Assoc I LP       Don Avante Assoc II LP
                                         LP                          (Don de Dios)               (Village Avante)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $200                        $6,492                      $10,597

  Revenues                               $237                        -                           -

  Net Income (Loss)                      ($123)                      ($68)                       ($181)


Ownership Interest(s):                   99.00% by Corporations      99.90% by Edison Capital    99.00% by Edison Capital
                                         for Affordable Housing LP   Housing Partners XV LP      Housing Partners XIV LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Double X Assoc 1995 LP      EAH Larkspur Creekside      East Cotati Ave Partners
                                         (Terrace Manor)             Assoc LP                    LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,601                      $2,621                      $5,450

  Revenues                               $235                        $242                        $313

  Net Income (Loss)                      ($256)                      ($147)                      ($149)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Funding
                                         Housing Partners VI LP      Omicron Inc.                Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Eastwood Homes LP           ECH/HFC GP Partnership      ECH/HFC GP Partnership
                                                                     No. 1                       No. 2
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $11,723                     -                           -

  Revenues                               $321                        -                           -

  Net Income (Loss)                      ($576)                      -                           -


Ownership Interest(s):                   98.99% by Edison Capital    34.90% by Edison Capital    56.70% by Edison Capital
                                         Housing Partners XI LP      Housing Investments         Housing Investments

                                         0.01% by Mission Funding    50.40% by MHICAL 96         43.30% by MHICAL 95
                                         Theta                       Company                     Company

                                                                     14.70% by MHICAL 97
                                                                     Company





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          ECH Investor Partners       ECH Investor Partners       EDA LP (Eagle's Nest)
                                         VI-A LP                     VI-B LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $30,934                     $18,980                     $8,767

  Revenues                               -                           -                           $2,447

  Net Income (Loss)                      ($377)                      ($227)                       ($158)


Ownership Interest(s):                   15.39% by Edison Capital    15.39% by Edison Capital    99.00% by Corporations
                                         Contributions VI Partners   Contributions VI Partners   for Affordable Housing LP
                                                                                                 II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Edison Capital Affordable   Edison Capital Affordable   Edison Capital Housing
                                         Housing 99A G.P.            Housing 99B G.P.            Partners V LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,136                      $5,870                      -

  Revenues                               -                           -                           -

  Net Income (Loss)                      ($251)                      ($650)                      -


Ownership Interest(s):                   27.69% by Edison Capital    99.99% by Edison Capital    16.38% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                         36.47% by MHICAl 96         0.01% by Mission Funding
                                         Company                     Theta

                                         33.05% by MHICAL 97
                                         Company

                                         2.78% by Mission Housing
                                         Epsilon

                                         0.01% by Mission Funding
                                         Theta





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Edison Capital Housing      Edison Capital Housing      Edison Capital Housing
                                         Partners VI LP              Partners VII LP             Partners VIII LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   61.82% by ECH Investor      19.40% by ECH/HFC GP        18.54% by ECH/HFC GP
                                         Partners VI-A LP            Partnership No. 1           Partnership No. 2

                                         37.18% by ECH Investor
                                         Partners VI-B LP





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Edison Capital Housing      Edison Capital Housing      Edison Capital Housing
                                         Partners IX LP              Partners X LP               Partners XI LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $42,820                     $55,064                     $41,849

  Revenues                               -                           -                           -

  Net Income (Loss)                      ($251)                      ($650)                      ($281)


Ownership Interest(s):                   13.5533% by Edison          19.3952% by Edison          18.62486% by Edison
                                         Capital Affordable          Capital Affordable          Capital Affordable
                                         Housing 99A G.P.            Housing 99B GP              Housing 99B GP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Edison Capital Housing      Edison Capital Housing      Edison Capital Housing
                                         Partners XII LP             Partners XIII LP            Partners XIV LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $25,765                     $26,110                     -

  Revenues                               -                           -                           -

  Net Income (Loss)                      ($21)                       ($267)                      -


Ownership Interest(s):                   13.73759% by Edison         17.03513% by Edison         7.61% by Edison Capital
                                         Capital Affordable          Capital Affordable          Affordable Housing 99B GP
                                         Housing 99B GP              Housing 99B GP









Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Edison Capital Housing      Edison Capital              Edgewood Manor Assoc II LP
                                         Partners XV LP              Contributions VI Partners
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $6,761                      $5,194

  Revenues                               -                           -                           $369

  Net Income (Loss)                      -                           ($604)                      ($201)


Ownership Interest(s):                   9.567% by Edison Capital    91.77% by Edison Capital    99.00% by Corporations
                                         Affordable Housing 99B GP   Housing Investments         for Affordable Housing LP
                                                                                                 II

                                                                     4.03% by Edison Housing
                                                                     North Carolina

                                                                     4.20% by Edison Housing
                                                                     South Carolina





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Edmundson Assoc LP          El Barrio Academy Urban     Electra Arms Senior Assoc
                                         (Willows)                   Renewal Assoc LP (El        LP
                                                                     Barrio)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,318                      $5,428                      $10,064

  Revenues                               $165                        $202                        $444

  Net Income (Loss)                      ($143)                      ($156)                      ($76)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Partners XI LP






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Elizabeth West & East LP    Emanuel Grant Company LLC   Eugene Hotel LP
                                                                     (Capitol Heights)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,884                      -                           -

  Revenues                               $162                        -                           -

  Net Income (Loss)                      ($115)                      -                           -


Ownership Interest(s):                   99.00% by Edison Funding    99.90% by Edison Capital    99.90% by Edison Capital
                                         Omicron Inc.                Housing Partners XV LP      Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Fairmont Hotel Urban        Fairview Village Assoc LP   Farm (The) Assoc LP
                                         Renewal Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,132                      $700                        $5,877

  Revenues                               $261                        $42                         $317

  Net Income (Loss)                      ($414)                      ($21)                       ($156)


Ownership Interest(s):                   99.00% by Corporations      99.00% by MHIFED 94 LP      99.00% by Edison Funding
                                         for Affordable Housing LP                               Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Fell St Housing Assoc LP    Fifth & Wilshire Apts LP    Flagstaff Afford-able
                                                                                                 Housing II LP (Forest
                                                                                                 View Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $14,000                     $1,295                      $1,315

  Revenues                               $627                        $173                        $412

  Net Income (Loss)                      ($314)                      ($160)                      ($292)


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners VII LP     Housing Partners VII LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Florence Apts LLC           Florin Woods Assoc LP       Forest Winds Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,041                      $7,423                      $5,660

  Revenues                               $123                        $406                        $306

  Net Income (Loss)                      ($220)                      ($223)                      ($190)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by MHICAL 95 LP      99.00% by Mission Housing
                                         Housing Investments                                     Investors Partnership







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Fremont Building LP         Garnet Housing Assoc LP     Gateway Housing LP
                                         (Crescent Arms)                                         (Gateway Townhomes)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $20,302                     $2,331                      $8,330

  Revenues                               $638                        $139                        $1,214

  Net Income (Loss)                      ($803)                      ($98)                       ($103)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHICAL 97 LP      99.00% by Corporations
                                         Omicron Inc.                                            for Affordable Housing LP
                                                                                                 II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Gilroy Redwood Assoc LP     Ginzton Assoc LP            Glen Eden Assoc LP (A
                                         (Redwoods)                                              Street)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,100                      $9,237                      $6,460

  Revenues                               $214                        $891                        $279

  Net Income (Loss)                      ($120)                      ($45)                       ($240)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by Mission Housing
                                         Omicron Inc.                Omicron Inc.                Investors Partnership







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Good Samaritan Assoc LP     Grace Housing LP            Gray's Meadows Investors
                                                                                                 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,700                      $12,582                     $5,380

  Revenues                               $188                        -                           $328

  Net Income (Loss)                      ($152)                      -                           ($208)


Ownership Interest(s):                   99.00% by MHIFED 96A LP     99.00% by Edison Capital    99.00% by Mission Housing
                                                                     Housing Partners XI LP      Investors Partnership







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Greenway Village Assoc LP   Grossman Apts Investors LP  Hamilton Place Apts LP
                                                                                                 (Larkin Place)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,757                      $1,153                      $1,740

  Revenues                               $259                        $104                        $759

  Net Income (Loss)                      ($126)                      ($46)                       ($371)


Ownership Interest(s):                   99.00% by MHICAL 96 LP      99.00% by Edison Funding    99.00% by Edison Capital
                                                                     Omicron Inc.                Housing Partners VI LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Hamilton Place Senior       Harry Clark Jr.             Hearthstone Group 3 LP
                                         Living LP                   Residential Center LLC      (Evergreen Court)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,392                      $1,775                      $2,828

  Revenues                               $542                        $48                         $183

  Net Income (Loss)                      ($400)                      ($48)                       ($188)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners VI LP      Housing Investments         Housing Partners VI LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Heartland-Wisconsin         Heather Glen Assoc LP       Hercules Senior Housing
                                         Rapids Timber Trails LLC                                Assoc LP
                                         (Timber Trails)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,637                      $5,153                      $11,156

  Revenues                               $305                        $370                        $37

  Net Income (Loss)                      ($144)                      ($192)                      ($183)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.90% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Heritage Partners LP        Highland Village Partners   Hilltop Farms LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $12,851                     $4,678                      -

  Revenues                               -                           -                           -

  Net Income (Loss)                      $360                        $1                          -


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners XII LP     Housing Partners XV LP      Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          HMB-Atlanta I LP (Spring    Hollywood El Centro LP      Holy Family Assoc LP
                                         Branch)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,545                      $11,500                     $10,056

  Revenues                               $854                        $623                        $640

  Net Income (Loss)                      ($197)                      ($372)                      ($244)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHIFED 95 LP      99.00% by Edison Funding
                                         Omicron Inc.                                            Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Homestead Village Assoc LP  Hope West Apts LP           Hotel Elkhart LLC (The
                                                                                                 Cornerstone)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,676                      $2,800                      $3,944

  Revenues                               $641                        $112                        $486

  Net Income (Loss)                      ($169)                      ($108)                      ($37)


Ownership Interest(s):                   99.00% by Corporations      99.00% by MHIFED 94 LP      99.00% by Edison Capital
                                         for Affordable Housing LP                               Housing Investments
                                         II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Huff Ave Assoc LP           I.G. Partners LP (Island    Jackie Robinson Apts LP
                                                                     Gardens)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,102                      -                           -

  Revenues                               $774                        -                           -

  Net Income (Loss)                      ($216)                      -                           -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    1.67% by John Stewart
                                         Housing Partners VII LP     Housing Partners XV LP      Company







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Josephinum Assoc LP (The)   Junction City Apts LP       Karen Partners LP
                                                                     (Green Park)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,080                      $500                        $1,802

  Revenues                               $1,163                      $725                        -

  Net Income (Loss)                      ($723)                      ($32)                       -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Corporations      99.90% by Edison Capital
                                         Housing Investments         for Affordable Housing LP   Housing Partners XV LP
                                                                     II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          KDF Malabar LP (Malabar     KDF Park Glenn LP (Park     KDF Park Glenn Seniors LP
                                         Apts)                       Glenn)                      (Park Glenn II)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,571                      $10,223                     $816

  Revenues                               $1,260                      $1,278                      -

  Net Income (Loss)                      ($72)                       ($169)                      ($6)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners VI LP      Housing Investments         Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          KDF Santa Paula LP (Santa   Kennedy Court Partners LP   Kennedy Lofts Assoc LP
                                         Paula)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,480                      $3,371                      $13,696

  Revenues                               $382                        $201                        $2,361

  Net Income (Loss)                      ($80)                       ($151)                      $2,653


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by MHICAL 96 LP      99.00% by Edison Capital
                                         Housing Investments                                     Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          King Road Assoc LP          Klamath Assoc LP            Knolls Community Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,512                      $2,901                      $8,802

  Revenues                               -                           $165                        $245

  Net Income (Loss)                      -                           ($98)                       ($462)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by MHICAL 96 LP      99.00% by Edison Capital
                                         Housing Investments                                     Housing Partners IX LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          La Brea/Franklin LP         Lackawana Housing Assoc     Lark Ellen LP
                                                                     (Goodwill Neighborhood
                                                                     Residences)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,000                      $4,941                      $14,329

  Revenues                               $286                        $150                        $834

  Net Income (Loss)                      ($305)                      ($208)                      ($418)


Ownership Interest(s):                   99.00% by MHIFED 95 LP      99.00% by Edison Funding    99.00% by Edison Capital
                                                                     Omicron Inc.                Housing Partners X LP







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Larkin Pine LP              Larkspur Isle LP            Las Casitas LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,100                      $4                          $4

  Revenues                               $291                        $1                          $3

  Net Income (Loss)                      ($264)                      ($1)                        -


Ownership Interest(s):                   99.00% by MHIFED 95 LP      0.50% by John Stewart       0.50% by John Stewart
                                                                     Company                     Company







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          La Terraza Assoc LP         Lavell Village Assoc LP     LL Housing LP (Laurel
                                         (Carlsbad Villas at                                     Lakes)
                                         Camino Real)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $28,418                     $5,660                      $9,911

  Revenues                               $2,121                      $312                        -

  Net Income (Loss)                      ($803)                      ($219)                      ($130)



Ownership Interest(s):                   99.00% by Mission Housing   99.00% by MHIFED 96 LP      99.00% by Edison Capital
                                         Partnership 1996 LP                                     Housing Investments







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          LL Housing LLC              Lee Park Investors LP       Liberty House Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $29,071                     $4,158

  Revenues                               -                           $7,073                      $258

  Net Income (Loss)                      -                           $28                         ($176)


Ownership Interest(s):                   24.50% by Edison Capital    99.00% by Mission Housing   99.00% by Corporations
                                         Housing Investments         Alpha                       for Affordable Housing LP
                                                                                                 II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Lilac Estates LP            LINC-Bristol Assoc I, LP    Lovejoy Station LP
                                                                     (City Gardens)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $2,323                      -

  Revenues                               -                           $2,201                      -

  Net Income (Loss)                      -                           ($150)                      -


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XV LP      Housing Partners VI LP      Housing Investments











Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)

Name of Entity:                          Mackenzie Park Assoc LP     Madison/Mollison LP (Park   Maple Ridge Development
                                                                     Mollison)                   Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,554                      $7,438                      $2,151

  Revenues                               $126                        $837                        $266

  Net Income (Loss)                      ($29)                       ($449)                      ($47)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Capital    99.00% by Corporations
                                         for Affordable Housing LP   Housing Investments         for Affordable Housing LP
                                                                                                 II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Maplewood Housing           Maplewood School Apts LP    Mar Assoc LP (Frank Mar)
                                         Associates LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $5,575                      $10,884

  Revenues                               -                           $180                        $735

  Net Income (Loss)                      -                           ($260)                      ($590)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Funding
                                         Housing Investments         Omicron Inc.                Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          MAS-WT LP (Washington       Mason St Enterprises LP     Mayacamas Village Assoc LP
                                         Terrace)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $11,906                     $14                         $6,413

  Revenues                               $1,416                      $2                          $324

  Net Income (Loss)                      ($348)                      $1                          ($181)


Ownership Interest(s):                   99.00% by Edison Capital    1.00% by John Stewart       99.00% by MHICAL 94 LP
                                         Housing Partners VI LP      Company







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          McFarland Press Assoc LP    Mercantile Housing LLC      Mercy Housing California
                                                                     (Mercantile Square)         III LP (3rd & Reed)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,675                      $20,042                     $7,100

  Revenues                               $227                        $1,954                      $402

  Net Income (Loss)                      ($272)                      ($435)                      ($257)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by MHIFED 95 LP
                                         Omicron Inc.                Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Mercy Housing California    Mercy Housing California    Mercy Housing California
                                         IV LP (Vista Grande)        VI LP (205 Jones)           IX LP (Sycamore)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,608                      $3,960                      $10,573

  Revenues                               $222                        $254                        $454

  Net Income (Loss)                      ($145)                      ($112)                      ($289)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by MHICAL 95 LP      99.00% by Edison Capital
                                         Housing Partners V LP                                   Housing Partners X LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Merrill Road Assoc LP       Metro Senior Assoc LP       MH I LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,812                      $7,800                      -

  Revenues                               $90                         $344                        -

  Net Income (Loss)                      ($99)                       ($231)                      -


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHIFED 96A LP     1.00% by Edison Capital
                                         Omicron Inc.                                            Housing Investments

                                                                                                 99.00% by Edison Funding
                                                                                                 Omicron Inc.






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          MH II LP                    MH III LP                   MH IV LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     1.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                         99.00% by Mission Housing   99.00% by Mission Housing   99.00% by Mission Housing
                                         Delta                       Delta                       Delta






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          MH V LP                     MHIFED 94 LP                MHICAL 94 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     1.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                         99.00% by Mission Housing                               99.00% by Edison Funding
                                         Delta                                                   Omicron Inc.






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          MHIFED 95 LP                MHICAL 95 LP                MHIFED 96 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     5.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                                                     99.00% by Edison Funding
                                                                     Omicron Inc.






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          MHIFED 96A LP               MHICAL 96 LP                MHIFED 97 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     1.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                                                     99.00% by Edison Funding    99.00% by MHIFED 97
                                                                     Omicron Inc.                Company






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          MHICAL 97 LP                Mid-Peninsula Century       Mid-Peninsula Sharmon
                                                                     Village Assoc LP (Century   Palms Assoc LP (Sharmon
                                                                     Village)                    Palms)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $7,224                      $2,884

  Revenues                               -                           $810                        $210

  Net Income (Loss)                      -                           ($129)                      ($102)


Ownership Interest(s):                   1.00% by Edison Capital     99.00% by Edison Funding    99.00% by Edison Capital
                                         Housing Investments         Omicron Inc.                Housing Investments

                                         99.00% by MHICAL 97
                                         Company






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Mission Capp LP             Mission Housing Investors   Mission Housing
                                                                     Partnership                 Partnership 1996 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,137                      -                           -

  Revenues                               $412                        -                           -

  Net Income (Loss)                      ($239)                      -                           -


Ownership Interest(s):                   99.00% by Edison Funding    5.00% by Mission Housing    1.00% by Edison Capital
                                         Omicron Inc.                Theta                       Housing Investments

                                                                                                 99.00% by Edison Funding
                                                                                                 Omicron Inc.






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Monterra Village Assoc LP   Morgan Hill Ranch Housing   Morrone Gardens Assoc LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,330                      $12,033                     $7,700

  Revenues                               $226                        $628                        $640

  Net Income (Loss)                      ($39)                       ($496)                      ($254)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by MHIFED 94 LP
                                         Housing Partners IX LP      Housing Partners X LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Mountainlands Housing       Mountain View Apts LP       Mountain View Townhomes
                                         Partners LP (Holiday                                    Assoc LP
                                         Village Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $32                         $3,233

  Revenues                               -                           $2                          $202

  Net Income (Loss)                      -                           ($1)                        ($132)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XV LP      Housing Partners VII LP     Housing Partners VII LP

                                                                     0.26% by John Stewart
                                                                     Company






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          MPT Apts LP (MacArthur      NAHF Brockton LP            National Boston Lofts
                                         Park)                       (Southfield Gardens)        Assoc LLLP (Boston Lofts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,704                      -                           $21,941

  Revenues                               $925                        -                           $2,149

  Net Income (Loss)                      ($291)                      -                           ($300)


Ownership Interest(s):                   99.00% by MH IV LP          99.90% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners XV LP      Housing Investments








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Neary Lagoon Partners LP    Northern Senior Housing     North Park Village LLC
                                                                     LP (St. Johnsbury)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,368                      -                           $2,332

  Revenues                               $518                        -                           $151

  Net Income (Loss)                      ($336)                      -                           ($88)


Ownership Interest(s):                   99.00% by Edison Funding    99.9% by Edison Capital     99.00% by Edison Funding
                                         Omicron Inc.                Housing Partners XV LP      Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          North Town Housing          Northwood Manor Assoc LP    Oak Forest Assoc LP
                                         Partners LP (Villa del
                                         Norte Village)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $692                        $873                        $569

  Revenues                               $466                        $270                        $115

  Net Income (Loss)                      ($486)                      ($215)                      ($96)


Ownership Interest(s):                   99.00% by MHIFED 96 LP      99.00% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners VI LP      Housing Partners VII LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Oakdale Terrace Leased      Oceanside Gardens LP        Ohlone Housing Assoc LP
                                         Housing Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,885                      $1,818                      $13,604

  Revenues                               $180                        $90                         $1,106

  Net Income (Loss)                      ($36)                       ($57)                       ($479)


Ownership Interest(s):                   98.99% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Capital
                                         Housing Investments         Omicron Inc.                Housing Partners VIII LP

                                         0.01% by Mission Funding
                                         Theta






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Olive Court Apts LP         OL Hope LP (Olympic Hope)   Omaha Amber Ridge LP
                                                                                                 (Amber Ridge)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,566                      -                           $6,107

  Revenues                               $406                        -                           $991

  Net Income (Loss)                      ($278)                      $1                          ($217)


Ownership Interest(s):                   98.90% by Edison Capital    99.90% by Edison Capital    99.00% by Edison Funding
                                         Housing Investments         Housing Investments         Omicron Inc.

                                         0.1% by Mission Funding
                                         Omicron






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Ontario Senior Housing LP   Open Door Assoc LP (West    Osage Terrace LP
                                         (Ontario Plaza)             Valley)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,979                      $8,106                      $826

  Revenues                               $465                        $459                        -

  Net Income (Loss)                      ($332)                      ($147)                      ($0)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.89% by Edison Capital
                                         Housing Investments         Omicron Inc.                Housing Partners XII LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Oxnard Housing Assoc LP     Pacific Terrace Assoc LP    Pacifica Community Assoc
                                                                                                 LP (Villa Pacifica)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,000                      $5,037                      $14,045

  Revenues                               $260                        $209                        $943

  Net Income (Loss)                      ($81)                       ($256)                      ($370)


Ownership Interest(s):                   99.00% by MHIFED 96A LP     99.00% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners IX LP      Housing Partners X LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Pajaro Court Assoc LP       Palmer House LP             Paradise Road Partners LP
                                                                                                 (Gateway Village)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,700                      $1,743                      $4,103

  Revenues                               $81                         $199                        $242

  Net Income (Loss)                      ($50)                       ($52)                       ($106)


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Funding    99.00% by Edison Capital
                                                                     Omicron Inc.                Housing Partners VII LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Park Land Senior Apts       Park Place Terrace LP       Park Place 1998, LLC
                                         Investors LP (Banducci)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,152                      $9,487                      $1,555

  Revenues                               $34                         $298                        -

  Net Income (Loss)                      ($108)                      ($255)                      -


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners XIII LP    Housing Partners V LP       Housing Partners XV LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Park Williams Partners LP   Parkside Assoc LP           Parkview Apts Assoc LP
                                                                     (Parkside Garden)           (Parkview/ Sunburst)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,462                      $6,012                      $6,861

  Revenues                               -                           $242                        $218

  Net Income (Loss)                      $1                          ($173)                      ($3)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Corporations      99.90% by Edison Capital
                                         Housing Partners XV LP      for Affordable Housing LP   Housing Investments








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Parsonage Cottage Senior    Patriots Pointe at          Pecan Court Assoc LP
                                         Residence LP                Colonial Hills LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,563                      -                           $3,531

  Revenues                               $1,319                      -                           $16

  Net Income (Loss)                      ($360)                      -                           ($50)


Ownership Interest(s):                   99.00% by Corporations      99.9% by Edison Capital     99.00% by Edison Capital
                                         for Affordable Housing LP   Housing Partners XV LP      Housing Investments
                                         II








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Pellettieri Homes Urban     Persimmon Assoc LP          Piedmont Housing Assoc
                                         Renewal Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,008                      $5,254                      $13,422

  Revenues                               $295                        $428                        $2,042

  Net Income (Loss)                      ($308)                      ($198)                      ($375)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Capital    99.00% by Corporations
                                         Omicron Inc.                Housing Partners X LP       for Affordable Housing LP
                                                                                                 III








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Pilot Grove LP              Pines Housing LP            Pines Housing II LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,193                      $3,392                      $2,106

  Revenues                               $793                        $360                        $253

  Net Income (Loss)                      ($650)                      ($69)                       ($79)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Corporations      99.00% by Corporations
                                         Housing Investments         for Affordable Housing LP   for Affordable Housing LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Pines Housing III LP        Pinmore Assoc LP            Pinole Grove Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,355                      $6,771                      $5,700

  Revenues                               $263                        $435                        $396

  Net Income (Loss)                      ($90)                       ($195)                      ($118)


Ownership Interest(s):                   99.00% by Corporations      99.00% by MHICAL 95 LP      99.00% by MHIFED 95 LP
                                         for Affordable Housing LP
                                         III








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Piper Court LP              PlumTree Preservation LP    Poco Way Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $709                        -                           $19,020

  Revenues                               $299                        -                           $923

  Net Income (Loss)                      ($100)                      -                           ($490)


Ownership Interest(s):                   50% by John Stewart         99.9% by Edison Capital     99.00% by MHIFED 96 LP
                                         Company                     Housing Partners XV LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Poinsettia Housing          Post Office Plaza LP        Preservation Properties I
                                         Associates                                              LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $37,886                     $3,278

  Revenues                               -                           $9,457                      $189

  Net Income (Loss)                      -                           $210                        ($15)


Ownership Interest(s):                   99.9% by Edison Capital     99.00% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners XV LP      Housing Investments         Housing Partners XIV LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Preservation Properties     Preservation Properties     Preservation Properties
                                         II LP                       III LP                      IV LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,404                      $1,733                      $860

  Revenues                               $228                        $116                        $62

  Net Income (Loss)                      $81                         $32                         -


Ownership Interest(s):                   99.90% by Edison Capital    99.90% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners XIV LP     Housing Partners XIV LP     Housing Partners XIV LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Preservation Properties V   President John Adams        Prince Bozzuto LP
                                         LP                          Manor Apts LP               (Fairground Commons)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,781                      $13,037                     $9,720

  Revenues                               $236                        $1,941                      $1,321

  Net Income (Loss)                      ($5)                        ($451)                      ($364)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.00% by Mission Housing
                                         Housing Partners XIV LP     Housing Partners XIII LP    Investors Partnership








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Project Home I LLC          Providence-Brown St         PVA LP (Park Victoria)
                                                                     Housing LP (Brown St)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,876                      $3,327                      $6,321

  Revenues                               -                           $67                         $813

  Net Income (Loss)                      ($22)                       ($21)                       ($147)


Ownership Interest(s):                   99.99% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XV LP      Housing Partners X LP       Housing Partners IX LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Quebec Arms Apartments LP   Rancho Park Assoc LP        Red Lake LP #1
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $8,000                      $7,260

  Revenues                               -                           $334                        $46

  Net Income (Loss)                      -                           ($284)                      ($110)


Ownership Interest(s):                   99.9% by Edison Capital     99.00% by Mission Housing   99.00% by Edison Capital
                                         Housing Investments         Investors Partnership       Housing Investments

                                         0.05% by Edison Housing
                                         Alpha






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Reseda Village LP           Richmond City Center        Rincon De Los Esteros
                                                                     Assoc LP                    Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,100                      $6,880                      $31,435

  Revenues                               $277                        $391                        $2,290

  Net Income (Loss)                      ($67)                       ($250)                      ($1,011)


Ownership Interest(s):                   99.00% by MHIFED 96A LP     99.00% by Edison Funding    99.00% by MHICAL 94 LP
                                                                     Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Rittenhouse School LP       Riverside/ Liebrandt        River Walk Apts Homes LP
                                                                     Partners LP (La Playa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,451                      $2,469                      $3,314

  Revenues                               $360                        $83                         $265

  Net Income (Loss)                      ($187)                      ($90)                       ($112)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Funding    99.00% by Edison Capital
                                         for Affordable Housing LP   Omicron Inc.                Housing Partners V LP
                                         II








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Riverwalk Apts, Ltd         Roebling Village Inn        Rosebloom Assoc LP
                                         (Colorado)                  Urban Renewal LP            (Oakshade)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $10,275                     $2,425                      $2,980

  Revenues                               $504                        $60                         $179

  Net Income (Loss)                      ($250)                      ($80)                       ($104)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Funding
                                         Housing Partners XIII LP    Omicron Inc.                Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Rosecreek Senior Living LP  Round Walk Village Apts LP  Rowland Heights
                                                                                                 Preservastion LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,962                      $14,400                     -

  Revenues                               $111                        $906                        -

  Net Income (Loss)                      ($394)                      ($455)                      -


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by MHIFED 96A LP     99.9% by Edison Capital
                                         Housing Partners XIII LP                                Housing Partners XIV LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)

Name of Entity:                          Rustic Gardens Assoc LP     Salem Lafayette Urban       San Diego Golden Villa
                                                                     Renewal Assoc LP            Partners LP (Golden Villa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $14,000                     $9,706                      $4,110

  Revenues                               $122                        $783                        $152

  Net Income (Loss)                      ($118)                      ($160)                      ($113)


Ownership Interest(s):                   99.00% by Mission Housing   99.00% by Corporations      99.00% by Edison Capital
                                         Investors Partnership       for Affordable Housing LP   Housing Partners V LP
                                                                     III

Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          San Juan Commons 1996 LP    San Martin de Porres LP     San Pablo Senior Housing
                                                                                                 Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,178                      $2,990                      $3,939

  Revenues                               $116                        -                           $331

  Net Income (Loss)                      ($395)                      ($12)                       ($149)


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.00% by Edison Funding
                                         Housing Partners X LP       Housing Investments         Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          San Pedro Gardens Assoc LP  Santa Alicia Family         Santa Alicia Gardens
                                                                     Housing Assoc               Townhomes LP (The Gardens)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,800                      $8,300                      $2,543

  Revenues                               $128                        $722                        $157

  Net Income (Loss)                      ($145)                      ($176)                      ($70)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHIFED 96A LP     99.00% by Edison Capital
                                         Omicron Inc.                                            Housing Partners V LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Santa Paulan Senior Apts    Saratoga Vacaville LP       Schoolhouse Court Housing
                                         Assoc LP (The Paulan)       (Saratoga Senior)           Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,565                      $7,772                      $2,802

  Revenues                               $859                        -                           $59

  Net Income (Loss)                      ($222)                      $126                        ($69)


Ownership Interest(s):                   99.00% by Edison Funding    99.90% by Edison Capital    99.00% by Edison Capital
                                         Omicron Inc.                Housing Partners XV LP      Housing Investments








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          SD Regency Centre LP        Sea Ranch Apts LP           Seasons Affordable Senior
                                                                                                 Housing LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $2,540                      $6,000

  Revenues                               -                           $186                        $442

  Net Income (Loss)                      -                           ($92)                       ($265)


Ownership Interest(s):                   99.9% by Edison Capital     99.00% by Mission Housing   99.00% by MHIFED 96 LP
                                         Housing Investments         Investors Partnership








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Second St Center LP         Serena Sunbow LP (Villa     Sherman Glen, LLC
                                                                     Serena)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,100                      $5,047                      $6,185

  Revenues                               $277                        -                           $678

  Net Income (Loss)                      ($159)                      -                           ($118)


Ownership Interest(s):                   99.00% by MHIFED 95 LP      99.90% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners XV LP      Housing Partners IX LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Shiloh Arms LP              Silver City Housing LP      Silver Lake Properties LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7                          $6,124                      $2,601

  Revenues                               $7                          $1,214                      $222

  Net Income (Loss)                      $1                          ($175)                      ($75)


Ownership Interest(s):                   1%GP/9.8%LP by John         99.00% by Corporations      99.00% by Edison Capital
                                         Stewart Company             for Affordable Housing LP   Housing Partners VI LP
                                                                     II








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Sky Parkway Housing Assoc   Smyrna Gardens Assoc LP     Solinas Village Partners
                                         LP                                                      LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,813                      $3,651                      $4,300

  Revenues                               $391                        $304                        $242

  Net Income (Loss)                      ($219)                      ($196)                      ($152)


Ownership Interest(s):                   99.00% by MHICAL 96 LP      99.00% by Corporations      99.00% by MHIFED 95 LP
                                                                     for Affordable Housing LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          South 55th St LP            South Beach Housing Assoc   South Winery Assoc LP
                                                                     LP (Steamboat Point)        (The Winery Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,593                      $13,091                     $6,144

  Revenues                               $157                        $720                        $997

  Net Income (Loss)                      ($34)                       ($385)                      ($483)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Funding    99.00% by Edison Funding
                                         for Affordable Housing LP   Omicron Inc.                Omicron Inc.
                                         II








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Southern Hotel LP           Springdale Kresson Assoc    Springdale Preservation
                                                                     LP (Jewish Federation)      LP (Springdale West)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $7,800                      $25,485

  Revenues                               -                           $515                        $1,545

  Net Income (Loss)                      -                           ($434)                      ($533)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Mission Housing   99.90% by Edison Capital
                                         Housing Investments         Investors Partnership       Housing Partners XIV LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Spring Valley Commons       Stevenson Housing Assoc     St. Hedwigs Gardens
                                                                     (Park Vista)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,608                      $6,484                      $3,869

  Revenues                               $482                        $480                        $215

  Net Income (Loss)                      ($226)                      ($439)                      ($142)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Corporations      99.00% by Edison Capital
                                         for Affordable Housing LP   for Affordable Housing LP   Housing Partners V LP
                                         III                         III








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          St. John's LP               St. Regis Park LP (Pear     Stoney Creek Assoc LP
                                                                     Tree)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $254                        -                           $9,241

  Revenues                               $305                        -                           $433

  Net Income (Loss)                      $21                         -                           ($432)


Ownership Interest(s):                   1%GP/19.6%LP by John        99.9% by Edison Capital     99.00% by Edison Funding
                                         Stewart Company             Housing Partners XV LP      Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)

Name of Entity:                          Stony Point Apt Investors   Strobridge Housing Assoc    Studebaker Building LP
                                         LP (Panas Place)            LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $11,055                     $19,716                     $2,953

  Revenues                               $367                        $628                        $253

  Net Income (Loss)                      ($39)                       ($392)                      ($122)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Funding
                                         Housing Partners XI LP      Housing Partners IX LP      Omicron Inc.







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Sultana Acres Assoc LP      Sunset Creek Partners LP    Sunshine Terrace LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,511                      $8.517                      $8,528

  Revenues                               $140                        $518                        $320

  Net Income (Loss)                      ($117)                      ($306)                      ($298)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHICAL 95 LP      99.00% by Edison Capital
                                         Omicron Inc.                                            Housing Partners V LP






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Tabor Grand LP              Terra Cotta Housing Assoc   The IBEX Group GP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,305                      $13,939                     $170

  Revenues                               $226                        -                           -

  Net Income (Loss)                      ($109)                      -                           $37


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    10.00% by John Stewart
                                         Housing Investments         Housing Investments         Company






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Thomson Rental Housing LP   Three Oaks Housing LP       Tierra Linda Assoc LP
                                         (Washington Place)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,175                      $4,500                      $3,000

  Revenues                               $171                        $318                        $144

  Net Income (Loss)                      ($88)                       ($203)                      ($84)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHIFED 95 LP      99.00% by MHIFED 94 LP
                                         Omicron Inc.






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Timber Sound, Ltd           Timber Sound II, Ltd        Tioga Gardens LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,407                      $10,891                     $4,165

  Revenues                               $519                        $1,027                      $212

  Net Income (Loss)                      ($52)                       ($90)                       ($120)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Corporations
                                         Housing Partners X LP       Housing Partners X LP       for Affordable Housing LP






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Tlaquepaque Housing Assoc   Trinity Park Apts LP        Trolley Terrace Townhomes
                                         LP                                                      LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,200                      $2,941                      $2,878

  Revenues                               $368                        $126                        $69

  Net Income (Loss)                      ($184)                      ($154)                      ($98)


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners X LP       Housing Partners IX LP






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Tuscany Assoc LP (Tuscany   Twin Ponds Apts LP          Union Meadows Apts
                                         Villa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,896                      $10,615                     $5,535

  Revenues                               $226                        $396                        $252

  Net Income (Loss)                      ($158)                      ($220)                      ($360)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Capital    99.00% by Edison Capital
                                         Omicron Inc.                Housing Partners XIII LP    Housing Partners V LP






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          University Manor            University Park             Upland Senior Housing LP
                                         Apartments LP               Properties LP               (Coy D. Estes)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $3,688                      $6,303

  Revenues                               -                           $157                        $648

  Net Income (Loss)                      -                           ($303)                      ($201)


Ownership Interest(s):                   99.9% by Edison Capital     99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Investments         Housing Partners VI LP      Housing Partners VI LP

                                         0.05% by Mission Housing
                                         Alpha




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Venbury Trail LP            Villa Maria Housing         Village East Apts LP
                                                                     Partnership
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,798                      $4,578                      $17

  Revenues                               $655                        $167                        $24

  Net Income (Loss)                      ($275)                      ($261)                      $3


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    3% by John Stewart Company
                                         Housing Partners X LP       Omicron Inc.






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Vine St Court LP            Vine St Court LP II         Virginia Lane LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,300                      $900                        -

  Revenues                               $248                        $73                         -

  Net Income (Loss)                      ($117)                      ($37)                       -


Ownership Interest(s):                   99.00% by MHIFED 96A LP     99.00% by MHIFED 96A LP     99.90% by Edison Capital
                                                                                                 Housing Investments






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Vista Properties LLC        Vista Sonoma Senior         Vista Verde Housing
                                         (Vista View)                Living LP                   Associates LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,004                      $13,975                     $3,320

  Revenues                               $501                        -                           $130

  Net Income (Loss)                      ($354)                      $367                        ($99)


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.9% by Edison Capital
                                         Housing Partners VI LP      Housing Partners XV LP      Housing Investments






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Vista Verde Townhomes II    W.M. Housing Assoc LP       Walden Pond Ltd LP
                                         LLC                         (Williamsport Manor         (Hamlet)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $5,783                      $20,426

  Revenues                               -                           $778                        $2,061

  Net Income (Loss)                      -                           ($4)                        ($369)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Corporations      99.00% by Corporations
                                         Housing Partners VI LP      for Affordable Housing LP   for Affordable Housing LP
                                                                     II






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Wall Street Palmer House    Walnut Ave Partnership LP   Washington Creek Assoc LP
                                         LP (Palmer Hotel)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,255                      $5,025                      $3,616

  Revenues                               $388                        $337                        $206

  Net Income (Loss)                      ($145)                      ($44)                       ($131)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Funding
                                         Housing Partners XI LP      Housing Partners IX LP      Omicron Inc.






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)

Name of Entity:                          West Capital Courtyard LP   Westfair LLC (Cedar Ridge)  Westfield Condominium
                                                                                                 Investment LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,238                      -                           $1,491

  Revenues                               $310                        -                           $304

  Net Income (Loss)                      ($183)                      -                           $53


Ownership Interest(s):                   99.00% by MHICAL 94 LP      99.90% by Edison Capital    98.99% by Edison Capital
                                                                     Housing Partners XV LP      Housing Investments

                                                                                                 0.01% by Mission Funding
                                                                                                 Theta






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Westgate Townhomes Assoc    West Oaks Apts LP           Westport Village Homes
                                         LP                                                      Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,606                      $9,673                      $1,192

  Revenues                               $215                        $139                        $124

  Net Income (Loss)                      ($150)                      ($139)                      ($32)


Ownership Interest(s):                   99.00% by MHICAL 96 LP      99.90% by Edison Capital    99.00% by Edison Funding
                                                                     Housing Partners XII LP     Omicron Inc.








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          West Valley Hart LP (Hart   Wheeler Manor Assoc LP      White Mountain Apache
                                         & Alabama)                                              Housing
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,015                      $11,338                     $1,889

  Revenues                               $4                          $657                        $54

  Net Income (Loss)                      $21                         ($340)                      ($98)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Capital
                                         Housing Investments         Omicron Inc.                Housing Investments








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Wilmington Housing Assoc    Windrush Apartments of      Winfield Hill Assoc LP
                                         LP (New Harbor Vista)       Statesville LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,351                      -                           $19,420

  Revenues                               -                           -                           $1,112

  Net Income (Loss)                      $5                          -                           ($563)


Ownership Interest(s):                   99.90% by Edison Capital    99.9% by Edison Capital     99.00% by MHICAL 94 LP
                                         Housing Partners XI LP      Housing Partners XV LP








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Wingate LLC (Regency Park)  Winnsboro Apts LP (Deer     Women's Westlake LP
                                                                     Wood)                       (Dorothy Day)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,273                      $3,663                      $4,649

  Revenues                               -                           $308                        $102

  Net Income (Loss)                      -                           ($219)                      ($2)


Ownership Interest(s):                   99.9% by Edison Capital     99.00% by Corporations      99.00% by Edison Capital
                                         Housing Partners XV LP      for Affordable Housing LP   Housing Partners XIII LP
                                                                     II








Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          Residences LP Woodhaven     Woodland Arms Apts, Ltd     Woodleaf Village LP
                                         Senior                      (Willow Creek)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $20                         $1,711                      $5,807

  Revenues                               $4                          $923                        $278

  Net Income (Loss)                      $3                          ($742)                      ($322)


Ownership Interest(s):                   1.00% by John Stewart       99.00% by Edison Capital    98.99% by Edison Capital
                                         Company                     Housing Partners VII LP     Housing Partners XIII LP

                                                                                                 0.01% by Mission Funding
                                                                                                 Theta






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 2000
(In thousands)


Name of Entity:                          WPA/Edison LLC (Pier A)     Yale Street LP              YWCA Villa Nueva Partners
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $6,906                      $8,372

  Revenues                               -                           $289                        $312

  Net Income (Loss)                      -                           ($297)                      ($254)


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.00% by Edison Funding
                                         Housing New York            Housing Partners XII LP     Omicron Inc.








Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Adams Campus Ltd            AIG Asian Infrastructure    AIG Emerging Europe
                                         (Clarendon College)         Fund II LP                  Infrastructure Fund LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $43,005                     $986

  Revenues                               -                           $430                        $1

  Net Income (Loss)                      -                           $12,315                     ($251)


Ownership Interest(s):                   25% by Edison Capital       5.80% by Edison Capital     18.05% by Edison Capital
                                         (Netherlands) Investments   Latin American              Latin American
                                         BV                          Investments (Bermuda) Ltd.  Investments (Bermuda) Ltd.






Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          AIG Emerging Europe         AIG-GE Capital Latin        Barr Castlehill Holdings
                                         Infrastructure Management   American Infrastructure     Ltd
                                         LP                          Fund LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,895                      $33,261                     -

  Revenues                               $5                          $477                        -

  Net Income (Loss)                      ($1,052)                    ($1,207)                    -


Ownership Interest(s):                   23.60% by Edison Capital    8.00% by Edison Capital     22.05% by Edison Capital
                                         Latin American              Latin American              (Netherlands) Investments
                                         Investments (Bermuda) Ltd.  Investments (Bermuda) Ltd.  B.V.






Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Catchment Highland Ltd      Compania Adminstradora de   Covesea Limited
                                         (Highland Project)          Empresas Bolivia SA         (Lossiemouth Project)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   16.67% by Edison Capital    12.55% by Edison Capital    16.67% by Edison Capital
                                         (Netherlands) Investments   International (Bermuda)     (Netherlands) Investments
                                         B.V.                        Ltd.                        B.V.






Edison Capital
Equity Investments
December 31, 2000
(In thousands)



Name of Equity                           Dumfries and Galloway       Electricidad de La Paz,     Empresa de Servicios
                                         Royal Infirmary             S.A. (Electropaz)           Edeser S.A. (Edesar)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   19.9% by Edison Capital     10% by Edison Capital       12.55% by Edison Capital
                                         (Netherlands) Investments   International (Bermuda)     International (Bermuda)
                                         B.V.                        Ltd.                        Ltd.


Edison Capital
Equity Investments
December 31, 2000
(In thousands)



Name of Equity                           Empresa de Luz y Fuerza     EPZ Mission Funding Mu      EPZ Mission Funding Nu
                                         Electrica de Oruro SA       Trust                       Trust
                                         (Elfeo)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   12.55% by Edison Capital    100% by Mission Funding Mu  100% by Mission Funding Nu
                                         International (Bermuda)
                                         Ltd.



Edison Capital
Equity Investments
December 31, 2000
(In thousands)



Name of Equity                           Fiddler's Ferry and         GEM Energy Company          GH Bodmin (Holdco) Limited
                                         Ferrybridge Power Plants
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   33% by Edison Capital       50.00% by Mission Funding   9.8% by Edison Capital
                                         (Netherlands) Investments   Epsilon                     (Netherlands) Investments
                                         B.V.                                                    B.V.


Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          HpC King's College          Huntington LP               Kinnoul House Ltd (Perth
                                         Hospital (Holdings)                                     Project)
                                         Limited
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $103,738                    -

  Revenues                               -                           $8,051                      -

  Net Income (Loss)                      -                           $1,335                      -


Ownership Interest(s):                   20.00% by Edison Capital    50.00% by Mission Funding   25% by Edison Capital
                                         (Netherlands) Investments   Zeta                        (Netherlands) Investments
                                         B.V.                                                    B.V.






Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Lakota Ridge LLC            Lyonnaise Latin America     Morrison Edison
                                                                     Water Corporation Ltd.      Investments Ltd
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $14,873                     -                           -

  Revenues                               $783                        -                           -

  Net Income (Loss)                      ($2,366)                    -                           -


Ownership Interest(s):                   75.00% by Mission Funding   25.8% by Edison Capital     50% by Edison Capital
                                         Zeta                        International (Bermuda)     (Netherlands) Investments
                                                                     Ltd                         B.V.






Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Newham Community            Olmeca Cable Investments    Road Link (A69) Ltd
                                         Healthcare Services NHS     Ltd.
                                         Trust
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   9.8% by Edison Capital      21.7% by Edison Capital     9.12% by Edison Capital
                                         (Netherlands) Investments   International (Bermuda)     (Netherlands) Investments
                                         B.V.                        Ltd.                        B.V.






Edison Capital
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Shaokatan Hills LLC          St George's Hospital        St. Mary's Wing of Luton
                                                                                                  and Dunstable Hospital
---------------------------------------- ---------------------------- --------------------------- ----------------------------

Equity Interest:

  Assets                                 $16,964                      -                           -

  Revenues                               $863                         -                           -

  Net Income (Loss)                      ($2,666)                     -                           -


Ownership Interest(s):                   75.00% by Mission Funding    80% by Edison Capital       20.8% by Edison Capital
                                         Zeta                         (Netherlands) Investments   (Netherlands) Investments
                                                                      B.V.                        B.V.



Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Storm Lake Power Partners   Summit Holdings (Law)       Trinidad and Tobago
                                                                     Limited (Law Hospital)      Methanol Company Limited
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $186,532                    -                           -

  Revenues                               $7,265                      -                           -

  Net Income (Loss)                      ($31,630)                   -                           -


Ownership Interest(s):                   99.00% by Mission Iowa      8.33% by Edison Capital     1.0% by Edison Capital
                                         Wind Company                (Netherlands) Investments   LAI (Bermuda) Ltd.
                                                                     B.V.






Edison Capital
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Wansbeck General Hospital   Woodstock Hills LLC
                                         for the Northumbria
                                         Health Care NHS Trust
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $12,272                     -

  Revenues                               -                           $878                        -

  Net Income (Loss)                      -                           ($1,970)                    -


Ownership Interest(s):                   19.22% by Edison Capital    75.00% by Mission Funding
                                         (Netherlands) Investments   Zeta
                                         B.V.











Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Associated           Calabasas            Carol Stream
                                                              Southern             Palatino, Inc.       Developers G.P.
                                                              Investment Company   (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,168                    -                   $2
Receivables - net                                                         7,707               $1,045                1,850
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      8,875                1,045                1,852
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     4                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                          (870)              (1,786)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                          (866)              (1,786)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets                                                             -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $8,009                ($741)              $1,852
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Centrelake           Irwindale Land       Mission Airport
                                                              Partners LP          Company (Inactive)   Park Development
                                                                                                        Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $233                    -                    -
Receivables - net                                                         3,007                 $349              $50,434
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                   56                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      3,240                  405               50,434
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                17,238                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                  (50)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        17,238                    -                  (50)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets                                                             -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $20,478                 $405              $50,384
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Industrial   Mission-Oceangate    Mission/ Ontario,
                                                              Constructors, Inc.                        Inc. (Inactive)
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $2,044                    -
Receivables - net                                                             -                3,636                 $410
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                  222
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    9
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                5,680                  641
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               50,965                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               50,965                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets                                                             -                    -                    -
Other deferred charges                                                        -                  397                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  397                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $57,042                 $641
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission South Bay    Mission Texas        Mission Vacaville
                                                              Company (Inactive)   Property Holdings,   LP
                                                                                   Inc. (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                 $595
Receivables - net                                                          $382                  $88                1,348
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                 (156)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        382                   88                1,787
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -               43,799
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -               43,799
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets                                                             -                    -                    -
Other deferred charges                                                        -                    -                   10
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $382                  $88              $45,596
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Land         Consolidating        Mission Land
                                                              Company              Adjustments          Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $4,208                   $1               $8,251
Receivables - net                                                        84,966             (153,754)               1,468
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                   2,623               (2,901)                   -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        154                    2                    9
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     91,951             (156,652)               9,728
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               (37,470)              (2,071)              72,465
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       117,818             (115,112)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        80,348             (117,183)              72,465
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets                                                             -                    -                    -
Other deferred charges                                                        -               17,427               17,834
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               17,427               17,834
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $172,299            ($256,408)            $100,027
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                  Associated Southern   Calabasas            Carol Stream
                                                                  Investment Company    Palatino, Inc.       Developers G.P.
                                                                                        (Inactive)
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                             $1,728                  $309                    -
Accrued taxes                                                                   752                     -                  ($2)
Accrued interest                                                                  -                   116                    -
Dividends payable                                                                 -                     -                    -
Regulatory liabilities - net
Trading and price risk management liabilities                                     -                     -                    -
Deferred unbilled revenue                                                         -                     -                    -
Other current liabilities                                                         -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                     2,480                   425                   (2)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         699                    51                    -
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  Credits                                                                         -                     -                    -
Accumulated provision for pension and benefits                                    -                     -                    -
Other long-term liabilities                                                     (46)                  957               (3,873)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                    653                 1,008               (3,873)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  Securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      1                     -                    -
Additional paid-in capital                                                    1,240                     -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -
Retained earnings                                                             3,635                (2,174)               5,727
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                             4,876                (2,174)               5,727
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $8,009                 ($741)              $1,852
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                  Centrelake Partners   Irwindale Land       Mission Airport
                                                                  LP                    Company (Inactive)   Park Development
                                                                                                             Company
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt                                                                   -                     -                    -
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                               $305               ($9,611)              $6,331
Accrued taxes                                                                    91                    14                   (5)
Accrued interest                                                                384                   430                  842
Dividends payable                                                                 -                     -                    -
Regulatory liabilities - net                                                      -                     -                    -
Trading and price risk management liabilities                                     -                     -                    -
Deferred unbilled revenue                                                         -                     -                    -
Other current liabilities                                                         -                     -                  412
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                       780                (9,167)               7,580
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                           -                  (266)               1,367
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  credits                                                                         -                     -                    -
Accumulated provision for pension and benefits                                    -                     -                    -
Other long-term liabilities                                                   4,994                 3,044                 (937)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                  4,994                 2,778                  430
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                     -                    1
Additional paid-in capital                                                        -                     -               44,756
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -                    -
Retained earnings                                                            14,704                 6,794               (2,383)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                            14,704                 6,794               42,374
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $20,478                  $405              $50,384
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                  Mission Industrial    Mission-Oceangate    Mission/ Ontario,
                                                                  Constructors, Inc.                         Inc. (Inactive)
                                                                  (Inactive)
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt                                                                   -                     -                    -
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                                 $1                   $15              $19,796
Accrued taxes                                                                     -                   (23)                (127)
Accrued interest                                                                  -                 5,565                    -
Dividends payable                                                                 -                     -                    -
Regulatory liabilities - net                                                      -                     -                    -
Trading and price risk management liabilities                                     -                     -                    -
Deferred unbilled revenue                                                         -                     -                    -
Other current liabilities                                                         -                   263                   10
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                         1                 5,820               19,679
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                           -                     -               (6,053)
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  credits                                                                         -                     -                    -
Accumulated provision for pension and benefits                                    -                     -                    -
Other long-term liabilities                                                       -                26,685                    8
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                      -                26,685               (6,045)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                     -                    -
Additional paid-in capital                                                        -                     -              (12,637)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -                    -
Retained earnings                                                                (1)               24,537                 (356)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                               ($1)               24,537              (12,993)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                        -               $57,042                 $641
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                  Mission South Bay     Mission Texas        Mission Vacaville
                                                                  Company (Inactive)    Property Holdings,   LP
                                                                                        Inc. (Inactive)
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                                  -                  $729                 $866
Accrued taxes                                                                   ($9)                    -                 (129)
Accrued interest                                                                  -                     -                1,404
Dividends payable                                                                 -                     -                    -
Regulatory liabilities - net                                                      -                     -                    -
Trading and price risk management liabilities                                     -                     -                    -
Deferred unbilled revenue                                                         -                     -                    -
Other current liabilities                                                         -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                        (9)                  729                2,141
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         300                   186                    1
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  Credits                                                                         -                     -                    -
Accumulated provision for pension and benefits                                    -                     -                    -
Other long-term liabilities                                                       -                    72               13,344
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                    300                   258               13,345
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                     -
Additional paid-in capital                                                        -                     -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -
Retained earnings                                                                92                  (899)              30,110
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                                92                  (899)              30,110
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                     $383                   $88              $45,596
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                                  Mission Land Company  Consolidating        Mission Land
                                                                                        Adjustments          Company
                                                                                                             Consolidated
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt                                                                   -                     -                    -
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                            $57,596              ($77,489)                $576
Accrued taxes                                                                 2,259                (2,809)                  12
Accrued interest                                                                  -                (8,741)                   -
Dividends payable                                                                 -                     -                    -
Regulatory liabilities - net                                                      -                     -                    -
Trading and price risk management liabilities                                     -                     -                    -
Deferred unbilled revenue                                                         -                     -                    -
Other current liabilities                                                       770                  (420)               1,035
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                    60,625               (89,459)               1,623
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (8,665)               12,380                    -
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  Credits                                                                         -                     -                    -
Accumulated provision for pension and benefits                                    -                     -                    -
Other long-term liabilities                                                  27,016               (61,561)               9,703
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                 18,351               (49,181)               9,703
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                    (2)                   -
Additional paid-in capital                                                   52,581                 3,053               88,993
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -                    -
Retained earnings                                                            40,742              (120,820)                (292)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                            93,323              (117,769)              88,701
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $172,299             ($256,409)            $100,027
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                 Associated           Calabasas Palatino,   Carol Stream
                                                                 Southern             Inc. (Inactive)       Developers G.P.
                                                                 Investment Company
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Nonutility power generation                                                      -                    -                     -
Financial services and other                                                $1,674                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                      1,674                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - PX/ISO - net                                                   -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                  -                    -                     -
Depreciation, decommissioning and
  amortization                                                                   -                    -                     -
Property and other taxes                                                         3                    -                    $8
Net gain on sale of utility plant                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                         3                    -                     8
---------------------------------------------------------------- -------------------- --------------------- --------------------
Operating income                                                             1,671                    -                    (8)
---------------------------------------------------------------- -------------------- --------------------- --------------------
Interest and dividend income                                                     -                    -                     -
Other nonoperating income (deductions) - net                                     -                    -                     -
Interest expense                                                                 -                    -                     -
Other nonoperating deductions                                                    -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income (loss) before taxes                                                   1,671                    -                    (8)
Income taxes                                                                   681                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                     990                    -                    (8)
---------------------------------------------------------------- -------------------- --------------------- --------------------
Retained earnings - beginning of year                                         2645              ($2,174)                5,735
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                             $3,635              ($2,174)               $5,727
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                 Centrelake           Irwindale Land        Mission Airport
                                                                 Partners LP          Company (Inactive)    Park Development
                                                                                                            Company
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Nonutility power generation                                                      -                    -                     -
Financial services and other                                                  $759                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                        759                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - PX/ISO - net                                                   -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                730                    -                    $2
Depreciation, decommissioning and
  amortization                                                                   -                    -                     -
Property and other taxes                                                       171                    -                     -
Net gain on sale of utility plant                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                       901                    -                     2
---------------------------------------------------------------- -------------------- --------------------- --------------------
Operating income                                                              (142)                   -                    (2)
Interest and dividend income                                                     -                    -                     -
Other nonoperating income (deductions) - net                                     -                    -                     -
Interest expense                                                                 -                    -                     -
Other nonoperating deductions                                                    -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                           (142)                   -                    (2)
Income taxes                                                                     1                    -                    (1)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                    (143)                   -                    (1)
---------------------------------------------------------------- -------------------- --------------------- --------------------
Retained earnings - beginning of year                                       14,847               $6,794                (2,382)
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                            $14,704               $6,794               ($2,383)
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                 Mission Industrial   Mission-Oceangate     Mission/ Ontario,
                                                                 Constructors, Inc.                         Inc. (Inactive)
                                                                 (Inactive)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Nonutility power generation                                                      -                    -                     -
Financial services and other                                                     -               $3,406                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                          -                3,406                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - PX/ISO - net                                                   -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                  -                  562                     -
Depreciation, decommissioning and
  amortization                                                                   -                  239                     -
Property and other taxes                                                         -                  731                     -
Net gain on sale of utility plant                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                         -                1,532                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Operating income                                                                 -                1,874                     -
Interest and dividend income                                                     -                   77                     -
Other nonoperating income (deductions) - net                                     -                    -                     -
Interest expense                                                                 -                    -                     -
Other nonoperating deductions                                                    -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                              -                1,951                     -
Income taxes                                                                     -                    -                   $42
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                       -                1,951                   (42)
---------------------------------------------------------------- -------------------- --------------------- --------------------
Retained earnings - beginning of year                                          ($1)              22,586                  (314)
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                                ($1)             $24,537                 ($356)
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                 Mission South Bay    Mission Texas         Mission Vacaville
                                                                 Company (Inactive)   Property Holdings,    LP
                                                                                      Inc. (Inactive)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Nonutility power generation                                                      -                    -                     -
Financial services and other                                                     -                    -                  $717
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                          -                    -                   717
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - PX/ISO - net                                                   -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                  -                    -                   466
Depreciation, decommissioning and
  amortization                                                                   -                    -                   212
Property and other taxes                                                         -                    -                 1,262
Net gain on sale of utility plant                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                         -                    -                 1,940
---------------------------------------------------------------- -------------------- --------------------- --------------------
Operating income                                                                 -                    -                (1,223)
Interest and dividend income                                                     -                    -                    11
Other nonoperating income (deductions) - net                                     -                    -                     -
Interest expense                                                                 -                    -                     -
Other nonoperating deductions                                                    -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                              -                    -                (1,212)
Income taxes                                                                     -                    -                     1
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                       -                    -                (1,213)
---------------------------------------------------------------- -------------------- --------------------- --------------------
Retained earnings - beginning of year                                          $92                ($931)               31,323
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                                $92                ($931)              $30,110
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                 Mission Land         Consolidating         Mission Land
                                                                 Company              Adjustments           Company
                                                                                                            Consolidated
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Nonutility power generation                                                      -                    -                     -
Financial services and other                                                $1,110                    -                $7,666
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                      1,110                    -                 7,666
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - PX/ISO - net                                                   -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                              3,684                    -                 5,444
Depreciation, decommissioning and
  amortization                                                                   -                    -                   451
Property and other taxes                                                        24                    -                 2,199
Net gain on sale of utility plant                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                     3,708                    -                 8,094
---------------------------------------------------------------- -------------------- --------------------- --------------------
Operating income                                                            (2,598)                   -                  (428)
Interest and dividend income                                                   270                  $70                   428
Other nonoperating income (deductions) - net                                    70                  (70)                    -
Interest expense                                                                 -                    -                     -
Other nonoperating deductions                                                    -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                         (2,258)                   -                     -
Income taxes                                                                  (724)                   -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                  (1,534)                   -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Retained earnings - beginning of year                                       42,276             (118,663)                1,833
Dividends declared on common stock                                               -               (2,125)               (2,125)
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                            $40,742            ($120,788)                ($292)
================================================================ ==================== ===================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Associated           Mission Power        Consolidating
                                                              Southern             Engineering Company  Adjustments
                                                              Engineering
                                                              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                  $12                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   12                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets                                                             -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                  $12                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Power
                                                              Engineering
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                           $12                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         12                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets                                                             -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $12                    -                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Associated           Mission Power        Consolidating
                                                              Southern             Engineering Company  Adjustments
                                                              Engineering
                                                              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $3                    -                  ($3)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                 $150                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     3                  150                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                8,701                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                8,701                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                3,000                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                            (3)             (11,839)                   3
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($3)              (8,839)                  $3
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                  $12                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Power
                                                              Engineering
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                           $150                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   150                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                               8,701                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,701                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              3,000                    -                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (11,839)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (8,839)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $12                    -                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Associated           Mission Power        Consolidating
                                                              Southern             Engineering Company  Adjustments
                                                              Engineering
                                                              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                 $109                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    1                    -
Net gain on sale of utility plant                                             -                   12                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                  122                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                       -                 (122)                   -
Other utility Operating income (loss)-net                                     -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                1,004                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                  882                    -
Income taxes                                                                  -                  113                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                  769                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                       ($3)             (12,608)                  $3
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($3)            ($11,839)                  $3
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Statements of Income (Loss) and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                              Mission Power
                                                              Engineering
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $109                    -                    -
Depreciation, decommissioning and
  amortization                                                                1                    -                    -
Property and other taxes                                                     12                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    122                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Operating income (loss)                                                    (122)                   -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                1,004                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  882                    -                    -
Income taxes                                                                113                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           769                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Retained earnings - beginning of year                                   (12,608)                   -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($11,839)                   -                    -
============================================================= ==================== ==================== ====================







Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Aguila Energy        Anacapa Energy       Arrowhead Energy
                                                              Company              Company              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $5                   $2                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    9                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          5                   11                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               12,641                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               12,641                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $5              $12,652                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Balboa Energy        Bergen Point         Blue Ridge Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships                                                                        -
  and unconsolidated subsidiaries                                             -                                         -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Bretton Woods        Camino Energy        Capistrano
                                                              Energy Company       Company              Cogeneration
                                                                                                        Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $1                   $2
Receivables - net                                                             -                  329                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   92                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  422                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              113,239               23,973
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              113,239               23,973
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  474                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  474                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $114,135              $23,975
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Centerport Energy    Chesapeake Bay       Chester Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Clayville Energy     Colonial Energy      Coronado Energy
                                                              Company              Company (Inactive)   Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Crescent Valley      Del Mar Energy       Delaware Energy
                                                              Energy Company       Company              Conservers, Inc.
                                                              (Inactive)                                (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $151                    -
Receivables - net                                                             -                    1                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    9                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  161                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                6,045                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                6,045                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $6,206                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Desert Sunrise       Devereaux Energy     Eastern Sierra
                                                              Energy Company       Company              Energy Company
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $1
Receivables - net                                                             -                    -                   89
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                   90
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               16,075
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -               16,075
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -              $16,165
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              East Maine Energy    Edison Alabama       Edison Mission
                                                              Company (Inactive)   Generating Company   Development, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -              $37,220
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               37,220
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -              $37,220
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Fuel          Energy Funding       Energy Global
                                                              Consolidated         Corp.                Management, Inc.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------
                                                                                                                        -
Cash and equivalents                                                         $4                    -               $5,799
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          4                                     5,799
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        43,549                    -             (119,267)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        43,549                    -             (119,267)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -              $34,860                9,594
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               34,860                9,594
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $43,553              $34,860            ($103,874)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Interface     Energy Services,     Fuel Resources,
                                                              Ltd.                 Inc.                 Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $1                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                  833                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                          $360                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           360                  833                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $360                 $834                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Fuel                 Marketing &          Holdings Co.
                                                              Transportation,      Trading, Inc.        Consolidated
                                                              Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $65,205              $19,124
Receivables - net                                                             -              313,560                  138
Fuel inventory                                                                -                    -               14,493
Materials and supplies, at average cost                                       -                    -               26,363
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -              482,392                2,620
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -              861,157               62,738
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                8,143            1,954,003
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    9                    1
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                8,152            1,954,004
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               96,063               11,291
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               96,063               11,291
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $965,372           $2,028,033
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       El Dorado Energy
                                                              Operation &          Project Co.          Company
                                                              Maintenance, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $389                    -                    -
Receivables - net                                                         4,915                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         11                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,315                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     9                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $558,347                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             9              558,347                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                       36                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       36                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,360             $558,347                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              EME Eastern          EMP Inc. (Inactive)  Four Counties Gas
                                                              Holdings Co.                              Company (Inactive)
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $17,107                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        17,107                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $17,107                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Global Power         Hanover Energy       Holtsville Energy
                                                              Investors, Inc.      Company              Company
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $8                    -
Receivables - net                                                             -                   19                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   27                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               11,654                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               11,654                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $11,681                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Indian Bay Energy    Jefferson Energy     Kings Canyon
                                                              Company              Company (Inactive)   Energy Company
                                                                                                        (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Kingspark Energy     Laguna Energy        La Jolla Energy
                                                              Company              Company (Inactive)   Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Lakeview Energy      Lehigh River         Longview
                                                              Company              Energy Company       Cogeneration
                                                                                   (Inactive)           Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Madera Energy        Madison Energy       Midwest Generation
                                                              Company              Company              EME, LLC
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $1              $18,520
Receivables - net                                                             -                    -                5,766
Fuel inventory                                                                -                    -               38,677
Materials and supplies, at average cost                                       -                    -               15,452
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                6,551
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    1               84,966
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            3,937,369
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               30,493                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               30,493            3,937,369
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -               24,825
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               24,825
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $30,494           $4,047,160
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Midwest Peaker       Mission Capital LP   Mission Del Cielo
                                                              Holdings, Inc.                            Inc. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $1
Receivables - net                                                        $4,381                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      4,381                    -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -               52,071
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -               52,071
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  255,000                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  255,000                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $259,381                    -              $52,072
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission/Eagle        Mission Energy       Mission Energy
                                                              Energy Company       Construction         Generation, Inc.
                                                              (Inactive)           Services, Inc.       (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               $5,537                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                5,537                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $5,537                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Energy       Mission Energy       Mission Energy
                                                              Holdings, Inc.       Holdings             Indonesia
                                                                                   International Inc.   (Inactive)
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             $734,096                    -
Receivables - net                                                             -              186,506                    -
Fuel inventory                                                                -              154,621                    -
Materials and supplies, at average cost                                       -               30,258                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -               30,179                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -            1,135,660                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            5,237,056                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           ($1)           1,267,886                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                            (1)           6,504,942                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    5,260              369,066                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    5,260              369,066                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,259           $8,009,668                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Energy       Mission Energy New   Mission Energy
                                                              Mexico (Inactive)    York, Inc.           Wales Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $119                    -
Receivables - net                                                             -                   32                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                 $851
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  151                  851
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               95,361              215,164
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               95,361              215,164
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $95,512             $216,015
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Operations   Mission Triple       North Jackson
                                                              de Mexico, S.A. de   Cycle Systems        Energy Company
                                                              C.V.                 Company              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Northern Sierra      Ortega Energy        Panther Timber
                                                              Energy Company       Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Paradise Energy      Pleasant Valley      Prince George
                                                              Company (Inactive)   Energy Company       Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $1                  $12
Receivables - net                                                             -                    -                   22
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    1                   34
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               19,980
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -               19,980
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                   $1              $20,014
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Quartz Peak Energy   Rapidan Energy       Reeves Bay Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $7                    -
Receivables - net                                                            $5                    4                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       1                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         46                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         52                   11                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        13,207                  650                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        13,207                  650                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $13,259                 $661                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Ridgecrest Energy    Rio Escondido        Riverport Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              San Gabriel Energy   San Joaquin Energy   San Juan Energy
                                                              Company (Inactive)   Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $9                    -
Receivables - net                                                        $1,324                   23                   $4
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   54                   30
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,324                   86                   34
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               62,145               27,981
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               62,145               27,981
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  161                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  161                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $1,324              $62,392              $28,015
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              San Pedro Energy     Santa Ana Energy     Santa Clara Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Silverado Energy     Silver Springs       Sonoma Geothermal
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         14                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         15                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        10,063                    -                  ($1)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        10,063                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $10,078                    -                  ($1)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              South Coast Energy   Southern Sierra      Thorofare Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $7                   $2                    -
Receivables - net                                                            18                   18                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   69                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         25                   89                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        30,459               56,395                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        30,459               56,395                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  266                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  266                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $30,484              $56,750                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Viejo Energy         Vista Energy         Western Sierra
                                                              Company              Company (Inactive)   Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                    -                  $23
Receivables - net                                                             -                    -                    8
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          9                    -                   86
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         10                    -                  117
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        13,063                    -               71,406
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        13,063                    -               71,406
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                  347
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                  347
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $13,073                    -              $71,870
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy               Adjustments          Energy Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $119,377                  ($4)            $962,865
Receivables - net                                                       152,401                2,551              672,114
Fuel inventory                                                                -                    -              207,791
Materials and supplies, at average cost                                       -                   (1)              72,073
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -              251,524              251,524
Prepayments and other current assets                                      4,690             (487,024)              40,688
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    276,468             (232,954)           2,207,055
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                26,574           (1,351,934)           9,864,124
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     6,884,334           (7,400,263)           2,087,592
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     6,910,908           (8,752,197)          11,951,716
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
   Transmission and distribution                                              -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   13,877                  (20)             858,320
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   13,877                  (20)             858,320
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $7,201,253          ($8,985,171)         $15,017,091
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Aguila Energy        Anacapa Energy       Arrowhead Energy
                                                              Company              Company              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($30,949)              $1,788                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (30,949)               1,788                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  31,860                1,776                 ($53)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               31,860                1,776                  (53)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                7,867                7,693                   41
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (8,773)               1,395                   12
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (906)               9,088                  $53
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $5              $12,652                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Balboa Energy        Bergen Point         Blue Ridge Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($4)                   -                  ($5)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (4)                   -                   (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   14                    -                   14
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (10)                   -                   (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $4                    -                   $5
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Bretton Woods        Camino Energy        Capistrano
                                                              Energy Company       Company              Cogeneration
                                                                                                        Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           ($52)             $40,903               $4,299
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (52)              40,903                4,299
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                                     -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      52               22,634               13,636
Accumulated deferred investment
  tax credits                                                                 -                7,140                1,895
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  $52               29,774               15,531
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -               13,716                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               29,742                4,145
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               43,458                4,145
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $114,135              $23,975
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Centerport Energy    Chesapeake Bay       Chester Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           ($43)                 ($1)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (43)                  (1)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      43                    1                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  $43                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                1,518                 $142
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -              ($1,518)               ($142)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Clayville Energy     Colonial Energy      Coronado Energy
                                                              Company              Company (Inactive)   Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   $6                   $4                   $6
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           ($6)                 ($4)                 ($6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Crescent Valley      Del Mar Energy       Delaware Energy
                                                              Energy Company       Company              Conservers, Inc.
                                                              (Inactive)                                (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $41               $1,157                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                                      -                    -
Deferred unbilled revenue                                                                          -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    41                1,157                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (38)               2,150                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (38)               2,150                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                                  814                3,817                   $2
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (817)                (919)                 ($2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($3)               2,899                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $6,206                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Desert Sunrise       Devereaux Energy     Eastern Sierra
                                                              Energy Company       Company              Energy Company
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -               $2,421               $2,308
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -
Deferred unbilled revenue                                                     -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                2,421                2,308
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($9)               4,004                1,932
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (9)               4,004                1,932
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    4                    -                9,153
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             5               (6,425)               2,772
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $9              ($6,425)              11,925
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -              $16,165
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              East Maine Energy    Edison Alabama       Edison Mission
                                                              Company (Inactive)   Generating Company   Development, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   $8                    -              $37,220
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           ($8)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -               37,220
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -              $37,220
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Fuel          Energy Funding       Energy Global
                                                              Consolidated         Corp.                Management, Inc.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -
Current portion of long-term debt                                             -              $39,864                    -
Accounts payable                                                        $58,571             (291,618)              $2,690
Accrued taxes                                                                 -                    -               (1,008)
Accrued interest                                                              -                6,712                    -
Dividends payable                                                             -                    -                5,558
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                                      -                    -
Deferred unbilled revenue
Other current liabilities                                                   739                    5                   20
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                59,310             (245,037)               7,260
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              279,897                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (7,406)                   -                   49
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (7,406)                   -                   49
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                                               -                    -
  solely parent company debentures                                            -                    -              176,760
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -              176,760
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  1                    -                    -
Additional paid-in capital                                               27,054
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -               (7,389)
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                       (35,406)                   -             (280,554)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (8,351)                   -             (287,943)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $43,553              $34,860            ($103,874)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Interface     Energy Services,     Fuel Resources,
                                                              Ltd.                 Inc.                 Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $42                 $135                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                                         -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    42                  135                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (1)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (1)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                  315                  910                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  (53)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                            56                 (210)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           318                  700                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $360                 $834                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Fuel Transpor-       Marketing &          Holdings Co.
                                                              tation, Inc.         Trading, Inc.        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             $808,429             ($67,686)
Accrued taxes                                                                 -                1,560                    5
Accrued interest                                                              -                    -               19,459
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                                          -                    -
Other current liabilities                                                     -               18,895               32,195
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              828,884              (16,027)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                  100            1,012,000
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                1,240               62,074
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                  469
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -               58,016               17,625
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               59,256               80,168
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    1
Additional paid-in capital                                                    -               60,190              925,609
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               16,942               26,282
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               77,132              951,892
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $965,372           $2,028,033
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Edison Mission       El Dorado Energy
                                                              Operation &          Project Co.          Company
                                                              Maintenance, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($20,864)                   -                 $273
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                 7,379                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (13,485)                   -                  273
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (2,137)                   -               (1,542)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (2,137)                   -               (1,542)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                               13,946             $558,347                9,216
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         7,036                    -               (7,947)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        20,982              558,347               $1,269
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,360             $558,347                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              EME Eastern          EMP, Inc.            Four Counties Gas
                                                              Holdings Co.         (Inactive)           Company (Inactive)
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($195)             ($8,230)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                                      -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (195)              (8,230)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (13)               4,950                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -               (4,950)                   -
Accumulated provision for pension and
  benefits                                                                                         -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (13)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                                         -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                8,800                    -
Additional paid-in capital                                               16,870                  480                   $6
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           445               (1,050)                 ($6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        17,315               $8,230                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $17,107                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Global Power         Hanover Energy       Holtsville Energy
                                                              Investors, Inc.      Company              Company
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                 $449                ($168)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                  449                 (168)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                6,716                  169
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                6,716                  169
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                3,879                  896
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  637                 (897)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                4,516                  ($1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $11,681                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Indian Bay Energy    Jefferson Energy     Kings Canyon
                                                              Company              Company (Inactive)   Energy Company
                                                                                                        (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           ($38)                ($23)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (38)                 (23)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      38                   23                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  $38                  $23                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                   $6
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                  ($6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Kingspark Energy     Laguna Energy        La Jolla Energy
                                                              Company              Company (Inactive)   Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,259)             ($1,324)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,259)              (1,324)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                  685                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,259                  687                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                                                              -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               $1,259                  687                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                1,695                   $6
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               (1,743)                 ($6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                 ($48)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Lakeview Energy      Lehigh River         Longview
                                                              Company              Energy Company       Cogeneration
                                                                                   (Inactive)           Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                                                           -
Deferred unbilled revenue                                                                                               -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              ($1,674)                   -
Accumulated deferred investment
  tax credits                                                                 -                    6                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               (1,668)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   $6               10,227                   $5
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           ($6)              (8,559)                 ($5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               $1,668                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Madera Energy        Madison Energy       Midwest Generation
                                                              Company              Company              EME, LLC
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -               $1,225          ($1,841,175)
Accrued taxes                                                                 -                    -                   (5)
Accrued interest                                                              -                    -               21,633
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -              176,296
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                1,225           (1,643,251)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            2,923,072
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($5)               6,183               60,773
Accumulated deferred investment
  tax credits                                                                 -                    -               12,868
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -              181,949
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (5)               6,183              255,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   14               21,920            2,512,612
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (9)               1,166                 (863)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $5               23,086            2,511,749
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $30,494           $4,047,160
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Midwest Peaker       Mission Capital LP   Mission Del Cielo,
                                                              Holdings, Inc.                            Inc. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $3,708            ($154,639)             $25,013
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                                                           -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                   (1)                   1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 3,708             (154,640)              25,014
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (171)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                 (171)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -              150,000                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -              150,000                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   (1)                   2
Additional paid-in capital                                              250,181                4,641               27,056
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         5,663                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       255,844               $4,640               27,058
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $259,381                    -              $52,072
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission/Eagle        Mission Energy       Mission Energy
                                                              Energy Company       Construction         Generation, Inc.
                                                              (Inactive)           Services, Inc.       (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $16                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                                      -                    -
Deferred unbilled revenue                                                                          -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   16                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      $1                  693                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferr ed credits & other liabilities                                   1                  693                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    2                4,842                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (3)                 (14)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($1)               4,828                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $5,537                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Energy       Mission Energy       Mission Energy
                                                              Holdings, Inc.       Holdings             Indonesia
                                                                                   International Inc.   (Inactive)
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $28,714                    -
Current portion of long-term debt                                             -            1,154,709                    -
Accounts payable                                                           ($88)              92,273                    -
Accrued taxes                                                                 -               44,102                    -
Accrued interest                                                              -               88,700                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -              123,130                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (88)           1,531,628                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -            1,919,004                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     286            1,080,071                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              460,011                    -
Accumulated provision for pension and
  benefits                                                                    -
Other long-term liabilities                                                   -               61,207                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  286            1,601,289                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -              161,284                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                                                                    -
  solely parent company debentures                                            -              176,760                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -              176,760                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              420,753                    -
Additional paid-in capital                                                6,267            1,796,244                   $6
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -             (149,449)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,206)             552,155                  ($6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         5,061            2,619,703                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,259           $8,009,668                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Energy       Mission Energy New   Mission Energy
                                                              Mexico (Inactive)    York, Inc.           Wales Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             $113,023             ($80,263)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                  280                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              113,303              (80,263)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      $5               24,704              196,273
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    5               24,704              196,273
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                                1,138               27,502               69,272
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                   (2)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,143)             (69,998)              30,735
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($5)             (42,495)             100,005
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $95,512             $216,015
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Mission Operations   Mission Triple       North Jackson
                                                              de Mexico, S.A. de   Cycle Systems        Energy Company
                                                              C.V.                 Company              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                ($176)                   -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                 (176)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                  176                   $3
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                  ($3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                 $176                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Northern Sierra      Ortega Energy        Panther Timber
                                                              Energy Company       Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                ($473)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                 (473)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                   $7                  473
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  ($7)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                 $473
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Paradise Energy      Pleasant Valley      Prince George
                                                              Company (Inactive)   Energy Company       Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($3,923)             ($2,894)                $416
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (3,923)              (2,894)                 416
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,982                  959                4,289
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,982                  959                4,289
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    1
Additional paid-in capital                                                    -                3,324               12,882
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (59)              (1,388)               2,426
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          ($59)               1,936               15,309
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                   $1              $20,014
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Quartz Peak Energy   Rapidan Energy       Reeves Bay Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $274                  $59                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   274                   59                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,813               (1,165)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,813               (1,165)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                                9,016                3,947                 $672
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           156               (2,181)               ($672)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         9,172                1,767                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $13,259                 $661                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Ridgecrest Energy    Rio Escondido        Riverport Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                ($107)                ($52)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                 (107)                 (52)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($5)                 115                   52
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (5)                 115                  $52
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   14                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (9)                  (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $5                  ($8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              San Gabriel Energy   San Joaquin Energy   San Juan Energy
                                                              Company (Inactive)   Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $159              $35,431               $4,936
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   159               35,431                4,936
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (29)              11,059                4,027
Accumulated deferred investment
  tax credits                                                                 -                2,589                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (29)              13,648                4,027
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                                2,220                4,563                5,456
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,026)               8,749               13,596
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,194               13,313               19,052
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $1,324              $62,392              $28,015
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              San Pedro Energy     Santa Ana Energy     Santa Clara Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($5)                 ($5)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (5)                  (5)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   14                   14                   $7
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (9)                  (9)                 ($7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $5                   $5                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Silverado Energy     Silver Springs       Sonoma Geothermal
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $1,019                    -                 $118
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,019                    -                  118
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,309                    -                 (320)
Accumulated deferred investment
  tax credits                                                                 -                    -                   12
Customer advances and other deferred
  credits                                                                     -                    -                   11
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,309                    -                 (297)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                5,180                   $6                3,445
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         2,570                  ($6)              (3,267)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,750                    -                  178
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $10,078                    -                  ($1)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              South Coast Energy   Southern Sierra      Thorofare Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $3,502              $13,850                 ($23)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 3,502               13,850                  (23)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   2,251                6,875                   26
Accumulated deferred investment
  tax credits                                                               621                4,071                    -
Customer advances and other deferred
  credits                                                                     -                 (601)                   -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                2,872               10,345                   26
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                6,948                7,930                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        17,162               24,625                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        24,110               32,555                  ($3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $30,484              $56,750                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Viejo Energy         Vista Energy         Western Sierra
                                                              Company              Company (Inactive)   Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $1,448              ($1,713)             $21,502
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                  666                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,448               (1,047)              21,502
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,736                1,047               12,926
Accumulated deferred investment
  tax credits                                                                 -                    -                3,698
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,736                1,047               16,624
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                8,275                1,097                9,264
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,614              ($1,097)              24,480
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         9,889                    -               33,744
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $13,073                    -              $71,870
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy               Adjustments          Energy Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        $854,676                  ($1)            $883,389
Current portion of long-term debt                                             -                    -            1,767,898
Accounts payable                                                      2,048,361             (471,093)             311,419
Accrued taxes                                                             4,984                  988               50,626
Accrued interest                                                          4,719              (17,869)             123,354
Dividends payable                                                             -                    -                5,558
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -              281,657              281,657
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                               132,977               (5,483)             487,099
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             3,045,717             (211,801)           3,911,000
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        1,123,144           (1,349,788)           5,334,789
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  57,107              (28,573)           1,592,046
Accumulated deferred investment
  tax credits                                                               (14)             (13,447)              19,439
Customer advances and other deferred
  credits                                                                    12             (454,952)                   -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                              74,712              473,348              866,857
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              131,817              (23,624)           2,478,342
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -             (143,268)              18,016
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -              176,760              176,760
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -             (353,520)             150,000
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -             (176,760)             326,760
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             64,131             (429,562)              64,130
Additional paid-in capital                                            2,636,908           (6,525,834)           2,629,406
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              108,419              (98,274)            (146,748)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        91,117              (26,260)             401,396
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     2,900,575           (7,079,930)           2,948,184
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $7,201,253          ($8,985,171)         $15,017,091
============================================================= ==================== ==================== ====================








Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Aguila Energy        Anacapa Energy       Arrowhead Energy
                                                                Company              Company              Company
                                                                                                          (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -               $4,937                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                4,937                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                   13                    -
Depreciation, decommissioning and
  amortization                                                                  -                   68                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   81                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                4,856                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                4,856                    -
Income taxes                                                                 $140                1,875                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (140)               2,981                    -
Retained earnings - beginning of year                                      (8,633)                (593)                 $12
Dividends declared on common stock                                              -                 (993)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($8,773)              $1,395                  $12
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Balboa Energy        Bergen Point         Blue Ridge Energy
                                                                Company              Energy Company       Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                  $93                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                   93                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                   14                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   14                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                   79                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                  314                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  393                    -
Income taxes                                                                    -                  151                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  242                    -
Retained earnings - beginning of year                                        ($10)              (4,305)                 ($9)
Dividends declared on common stock                                              -               $4,063                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($10)                   -                  ($9)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Bretton Woods        Camino Energy        Capistrano
                                                                Energy Company       Company              Cogeneration
                                                                                                          Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -              $53,346               $9,512
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               53,346                9,512
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                  120                    -
Depreciation, decommissioning and
  amortization                                                                  -                  575                    8
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  695                    8
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -               52,651                9,504
Interest and dividend income                                                    -               (3,617)                  79
Other nonoperating income (deductions)-net                                      -                  (18)                   -
Interest expenses                                                               -                 (159)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -               48,857                9,583
Income taxes                                                                    -               18,800                3,685
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -               30,057                5,898
Retained earnings - beginning of year                                           -               18,811                1,619
Dividends declared on common stock                                              -              (19,126)              (3,372)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              $29,742               $4,145
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Centerport Energy    Chesapeake Bay       Chester Energy
                                                                Company              Energy Company       Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -              ($1,518)               ($142)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              ($1,518)               ($142)
=============================================================== ==================== ==================== ====================


Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Clayville Energy     Colonial Energy      Coronado Energy
                                                                Company              Company (Inactive)   Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                         ($6)                 ($4)                 ($6)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($6)                 ($4)                 ($6)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Crescent Valley      Del Mar Energy       Delaware Energy
                                                                Energy Company       Company              Conservers, Inc.
                                                                (Inactive)                                (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -               $2,563                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                2,563                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                   12                    -
Depreciation, decommissioning and
  amortization                                                                  -                   14                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   26                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                2,537                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                2,537                    -
Income taxes                                                                    -                  979                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                1,558                    -
Retained earnings - beginning of year                                       ($817)              (2,477)                 ($2)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($817)               ($919)                 ($2)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Desert Sunrise       Devereaux Energy     Eastern Sierra
                                                                Energy Company       Company              Energy Company
                                                                (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                 $123               $6,307
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                  123                6,307
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                  204
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                  204
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  123                6,103
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -               16,546                   63
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -               16,669                6,166
Income taxes                                                                    -                6,426                2,379
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -               10,243                3,787
Retained earnings - beginning of year                                        $247               (9,462)               3,532
Dividends declared on common stock                                           (242)              (7,206)              (4,547)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                $5              ($6,425)              $2,772
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                East Maine Energy    Edison Alabama       Edison Mission
                                                                Company (Inactive)   Generating Company   Development, Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                         ($8)                   -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($8)                   -                    -
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Edison Mission
                                                                Energy Fuel          Energy Funding       Energy Global
                                                                Consolidated         Corp.                Management, Inc.
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                               $45,057                    -              $14,863
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    45,057                    -               14,863
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                  211
Depreciation, decommissioning and
  amortization                                                              1,669                    -                5,181
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    1,669                    -                5,392
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    43,388                    -                9,471
Interest and dividend income                                                   10              $25,164                  492
Other nonoperating income (deductions)-net                                (87,326)                (229)            (275,083)
Interest expenses                                                               -             ($24,935)              (1,615)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -              (17,994)
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (43,928)                   -             (284,729)
Income taxes                                                              (28,185)                   -                7,676
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (15,743)                   -             (292,405)
Retained earnings - beginning of year                                      42,499                    -               (8,352)
Dividends declared on common stock                                        (62,162)                   -               20,203
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($35,406)                   -            ($280,554)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Edison Mission
                                                                Energy Interface     Energy Services,     Fuel Resources,
                                                                Ltd                  Inc.                 Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                   $14                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                        14                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 2               $1,111                    -
Depreciation, decommissioning and
  amortization                                                                  -                  349                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        2                1,460                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                        12               (1,460)                   -
Interest and dividend income                                                    1                    -                    -
Other nonoperating income (deductions)-net                                      -                1,528                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     13                   68                    -
Income taxes                                                                    6                   27                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               7                   41                    -
Retained earnings - beginning of year                                          49                 (252)                   -
Dividends declared on common stock                                              -                    1                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               $56                ($210)                   -
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Edison Mission
                                                                Fuel Transpor-       Marketing &          Holdings Co.
                                                                tation, Inc.         Trading, Inc.        Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -             $422,180
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -              422,180
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              153,197
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -              $20,715               90,183
Depreciation, decommissioning and
  amortization                                                                  -                3,335               47,292
Property and other taxes                                                        -                   10                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -               24,060              290,672
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -              (24,060)             131,508
Interest and dividend income                                                    -                  482                2,639
Other nonoperating income (deductions)-net                                      -               62,767                 (536)
Interest expenses                                                               -                    -              (74,791)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -               39,189               58,820
Income taxes                                                                    -               16,779               26,262
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -               22,410               32,558
Retained earnings - beginning of year                                           -               (1,118)              27,623
Dividends declared on common stock                                              -               (4,350)             (33,899)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              $16,942              $26,282
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       El Dorado Energy
                                                                Operation &          Project Co.          Company
                                                                Maintenace, Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------
                                                                                                     -
Electric utility                                                                -                    -                    -
Nonutility power generation                                               $27,532                    -                 $116
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    27,532                    -                  116
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            23,540                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                  106
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   23,540                    -                  106
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     3,992                    -                   10
Interest and dividend income                                                  414                    -                    -
Other nonoperating income (deductions)-net                                    (26)                   -                  630
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  4,380                    -                  640
Income taxes                                                                1,701                    -                  246
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           2,679                    -                  394
Retained earnings - beginning of year                                       5,591                    -               (8,341)
Dividends declared on common stock                                         (1,234)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $7,036                    -              ($7,947)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME Eastern          EMP, Inc.            Four Counties Gas
                                                                Holdings Co.         (Inactive)           Company (Inactive)
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                  $724                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       724                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       724                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    724                    -                    -
Income taxes                                                                  279                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             445                    -                    -
Retained earnings - beginning of year                                           -              ($1,050)                 ($6)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $445              ($1,050)                 ($6)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Global Power         Hanover Energy       Holtsville Energy
                                                                Investors, Inc.      Company              Company
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -               $2,543                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                2,543                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                  126                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  126                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                2,417                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    5                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                2,422                    -
Income taxes                                                                    -                  958                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                1,464                    -
Retained earnings - beginning of year                                           -                 (480)               ($896)
Dividends declared on common stock                                              -                 (347)                  (1)
Dividends declared on preferred stock                                           -                                         -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 $637                ($897)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Indian Bay Energy    Jefferson Energy     Kings Canyon
                                                                Company              Company (Inactive)   Energy Company
                                                                                                          (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                  ($6)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                  ($6)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Kingspark Energy     Laguna Energy        La Jolla Energy
                                                                Company              Company (Inactive)   Company (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                 ($40)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  (40)                   -
Income taxes                                                                    -                  (15)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  (25)                   -
Retained earnings - beginning of year                                           -               (1,718)                 ($6)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              ($1,743)                 ($6)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Lakeview Energy      Lehigh River         Longview
                                                                Company              Energy Company       Cogeneration
                                                                                                          Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                         ($6)             ($8,559)                 ($5)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($6)             ($8,559)                 ($5)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Madera Energy        Madison Energy       Midwest Generation
                                                                Company              Company              EME, LLC
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -               $4,441           $1,119,025
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                4,441            1,119,025
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              439,495
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -              412,304
Depreciation, decommissioning and
  amortization                                                                  -                  132              142,910
Property and other taxes                                                        -                    -                   13
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  132              994,722
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                4,309              124,303
Interest and dividend income                                                    -                    -               55,560
Other nonoperating income (deductions)-net                                      -                    -                1,113
Interest expenses                                                               -                    -             (166,815)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                4,309               14,161
Income taxes                                                                    -                1,676                6,867
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                2,633                7,294
Retained earnings - beginning of year                                         ($9)                 845               (8,157)
Dividends declared on common stock                                              -               (2,312)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($9)              $1,166                ($863)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Midwest Peaker       Mission Capital LP   Mission Del Cielo,
                                                                Holdings, Inc.                            Inc. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                               $9,199              $13,953                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -              (13,953)                   -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  9,199                    -                    -
Income taxes                                                                3,536                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           5,663                    -                    -
Retained earnings - beginning of year                                           -                   (1)                   -
Dividends declared on common stock                                              -                   $1                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $5,663                    -                    -
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Mission/Eagle        Mission Energy       Mission Energy
                                                                Energy Company       Construction         Generation, Inc.
                                                                (Inactive)           Services, Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                         ($3)                ($14)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($3)                ($14)                   -
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Energy       Mission Energy       Mission Energy
                                                                Holdings, Inc.       Holdings             Indonesia
                                                                                     International Inc.   (Inactive)
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -           $1,412,696                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -            1,412,696                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -              478,210                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -              346,105                    -
Depreciation, decommissioning and
  amortization                                                                  -              182,381                    -
Property and other taxes                                                        -                  546                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -            1,007,242                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -              405,454                    -
Interest and dividend income                                                    -               14,253                    -
Other nonoperating income (deductions)-net                                      -               60,743                    -
Interest expenses                                                               -             (281,828)                   -
Other nonoperating deductions                                                   -              (30,936)                   -
Dividends on preferred securities                                           ($218)                   -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   (218)             167,686                    -
Income taxes                                                                  (84)              47,545                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (134)             120,141                    -
Retained earnings - beginning of year                                      (1,072)             432,014                  ($6)
Dividends declared on common stock                                              -                    -
Dividends declared on preferred stock                                           -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($1,206)            $552,155                  ($6)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Energy       Mission Energy New   Mission Energy
                                                                Mexico (Inactive)    York, Inc.           Wales Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -               $6,673              $27,753
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                6,673               27,753
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                1,114                   14
Depreciation, decommissioning and
  amortization                                                                  -                1,271                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                2,385                   14
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                4,288               27,739
Interest and dividend income                                                    -              (16,767)               3,163
Other nonoperating income (deductions)-net                                      -                   18                    1
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -              (12,461)              30,903
Income taxes                                                                    -               (4,462)              15,404
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -               (7,999)              15,499
Retained earnings - beginning of year                                     ($1,143)             (62,000)              15,233
Dividends declared on common stock                                              -                    1                    3
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($1,143)            ($69,998)             $30,735
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Operations   Mission Triple       North Jackson
                                                                de Mexico, S.A. de   Cycle Systems        Energy Company
                                                                C.V.                 Company              (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                  ($3)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                  ($3)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                               Northern Sierra      Ortega Energy        Panther Timber
                                                               Energy Company       Company              Company
-------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                               -                    -                    -
Nonutility power generation                                                    -                    -                    -
Financial services and other                                                   -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                        -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                           -                    -                    -
Purchased power - contracts                                                    -                    -                    -
Purchased power - PX/ISO - net                                                 -                    -                    -
Provisions for reg. adj. clauses - net                                         -                    -                    -
Other operation and maintenance                                                -                    -                    -
Depreciation, decommissioning and
  amortization                                                                 -                    -                    -
Property and other taxes                                                       -                    -                    -
Net gain on sale of utility plant                                              -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                        -                    -                    -
Interest and dividend income                                                   -                    -                    -
Other nonoperating income (deductions)-net                                     -                    -                    -
Interest expenses                                                              -                    -                    -
Other nonoperating deductions                                                  -                    -                    -
Dividends on preferred securities                                              -                    -                    -
Dividends on utility preferred stock                                           -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     -                    -                    -
Income taxes                                                                   -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              -                    -                    -
Retained earnings - beginning of year                                          -                  ($7)                   -
Dividends declared on common stock                                             -                    -                    -
Dividends declared on preferred stock                                          -                    -                    -
-------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                -                  ($7)                   -
============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Paradise Energy      Pleasant Valley      Prince George
                                                                Company (Inactive)   Energy Company       Energy Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -               $2,652
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                2,652
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                  $97                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                  614
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   97                  614
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  (97)               2,038
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    2                   99
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  (95)               2,137
Income taxes                                                                    -                  (36)                 840
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  (59)               1,297
Retained earnings - beginning of year                                        ($59)              (1,328)               1,482
Dividends declared on common stock                                              -                   (1)                (353)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($59)             ($1,388)              $2,426
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Quartz Peak Energy   Rapidan Energy       Reeves Bay Energy
                                                                Company              Company              Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $1,726                  $91                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     1,726                   91                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                73                    -                    -
Depreciation, decommissioning and
  amortization                                                                 61                    4                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      134                    4                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     1,592                   87                    -
Interest and dividend income                                                   99                    -
Other nonoperating income (deductions)-net                                      -                   43                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  1,691                  130                    -
Income taxes                                                                  663                   52                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           1,028                   78                    -
Retained earnings - beginning of year                                        (134)              (2,259)               ($672)
Dividends declared on common stock                                           (738)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $156              ($2,181)               ($672)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Ridgecrest Energy    Rio Escondido        Riverport Energy
                                                                Company              Energy Company       Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                  $70                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                   70                    -
Income taxes                                                                    -                   27                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                   43                    -
Retained earnings - beginning of year                                         ($9)               3,029                    -
Dividends declared on common stock                                              -               (3,080)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($9)                 ($8)                   -
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                San Gabriel Energy   San Joaquin Energy   San Juan Energy
                                                                Company (Inactive)   Company              Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $1,522              $15,680              $13,762
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     1,522               15,680               13,762
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                   76                   45
Depreciation, decommissioning and
  amortization                                                                  -                   30                   90
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  106                  135
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     1,522               15,574               13,627
Interest and dividend income                                                    -               (1,330)                   -
Other nonoperating income (deductions)-net                                      -                   60                    -
Interest expenses                                                               -                  (54)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  1,522               14,250               13,627
Income taxes                                                                  585                5,386                5,258
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             937                8,864                8,369
Retained earnings - beginning of year                                      (1,963)              11,353                9,295
Dividends declared on common stock                                              -              (11,468)              (4,068)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($1,026)              $8,749              $13,596
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                San Pedro Energy     Santa Ana Energy     Santa Clara Energy
                                                                Company              Company              Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                         ($9)                 ($9)                 ($7)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($9)                 ($9)                 ($7)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Silverado Energy     Silver Springs       Sonoma Geothermal
                                                                Company              Energy Company       Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $2,911                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     2,911                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 8                    -                    -
Depreciation, decommissioning and
  amortization                                                                 50                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       58                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     2,853                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  2,853                    -                    -
Income taxes                                                                1,103                    -                  $17
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           1,750                    -                  (17)
Retained earnings - beginning of year                                       2,072                  ($6)              (3,282)
Dividends declared on common stock                                         (1,252)                   -                   32
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $2,570                  ($6)             ($3,267)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                South Coast Energy   Southern Sierra      Thorofare Energy
                                                                Company              Energy Company       Company (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $7,106              $41,844                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     7,106               41,844                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                (2)                  99                    -
Depreciation, decommissioning and
  amortization                                                                  4                   58                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        2                  157                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     7,104               41,687                    -
Interest and dividend income                                                    2                 (574)                   -
Other nonoperating income (deductions)-net                                      4                  (10)                   -
Interest expenses                                                               -                  (89)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  7,110               41,014                    -
Income taxes                                                                2,669               15,622                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           4,441               25,392                    -
Retained earnings - beginning of year                                      18,105               17,407                  ($3)
Dividends declared on common stock                                         (5,384)             (18,174)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $17,162              $24,625                  ($3)
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Viejo Energy         Vista Energy         Western Sierra
                                                                Company              Company (Inactive)   Energy Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $4,108                    -              $42,293
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     4,108                    -               42,293
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                13                    -                  120
Depreciation, decommissioning and
  amortization                                                                 65                    -                   37
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       78                    -                  157
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     4,030                    -               42,136
Interest and dividend income                                                    -                  $18                 (584)
Other nonoperating income (deductions)-net                                      -                    -                  (14)
Interest expenses                                                               -                   (4)                (116)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  4,030                   14               41,422
Income taxes                                                                1,558                    5               15,824
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           2,472                    9               25,598
Retained earnings - beginning of year                                        (253)              (1,106)              19,651
Dividends declared on common stock                                           (605)                   -              (20,769)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $1,614              ($1,097)             $24,480
=============================================================== ==================== ==================== ====================

Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Consolidating        Edison Mission
                                                                Energy               Adjustments          Energy Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $3,960             ($45,092)          $3,253,061
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     3,960              (45,092)           3,253,061
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -               10,915            1,081,817
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            20,791               14,022              930,786
Depreciation, decommissioning and
  amortization                                                             10,549              (15,067)             382,130
Property and other taxes                                                      234                    -                  803
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   31,574                9,870            2,395,536
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   (27,614)             (54,962)             857,525
Interest and dividend income                                              (52,701)               2,107               52,132
Other nonoperating income (deductions)-net                                (46,760)             287,860               21,794
Interest expenses                                                        (170,804)              31,853             (689,397)
Other nonoperating deductions                                                   -               27,753               (3,183)
Dividends on preferred securities                                              91                   (1)             (32,075)
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               (297,788)             294,610              206,796
Income taxes                                                             (115,031)              16,351               81,544
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        (182,757)             278,259              125,252
Retained earnings - beginning of year                                     359,064             (482,798)             364,434
Dividends declared on common stock                                        (85,190)             178,279              (88,290)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $91,117             ($26,260)            $401,396
=============================================================== ==================== ==================== ====================

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          American Bituminous Power   American Kiln Partners, LP  Bretton Woods
                                         Partners, LP                                            Cogeneration, LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                               $73,652                       -                          $717

  Revenues                                             $13,892                       -                             -

  Net Income (Loss)                                    ($1,438)                      -                             -


Nature/Purpose of Business:              To own an 80MW              Currently is inactive.      To own and operate power
                                         cogeneration facility in                                production facilities.
                                         Grant Town, WV.


Ownership Interest(s):                   49.5% by Aguila Energy      2% by Panther Timber        50% by Blue Ridge Energy
                                         Company                     Company                     Company

                                         0.5% by Pleasant Valley     49.5% of 53% by Aguila      50% by Bretton Woods
                                         Energy Co.                  Energy Company              Energy Company

                                                                     0.5% of 53% by Pleasant
                                                                     Valley Energy Company





Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Brookhaven Cogeneration LP  Brooklyn Navy Yard          CL Power Sales One,
                                                                     Cogeneration Partners, LP   L.L.C. [5]
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                            $2,588                      $245,178                       -

  Revenues                                               -                       $87,063                       -

  Net Income (Loss)                                      -                       ($3,947)                      -


Nature/Purpose of Business:              To own and operate power    To own and operate a        To own and operate power
                                         production facilities.      286MW power production      production facilities.
                                                                     facility near the
                                                                     Brooklyn Bridge, NY.


Ownership Interest(s):                   50% by Holtsville Energy    50% by Mission Energy New   25% by Citizens Power
                                         Company                     York, Inc.                  Holdings One, LLC

                                         50% by Madera Energy
                                         Company




Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          CL Power Sales Two,         CL Power Sales Six,         CL Power Sales Seven,
                                         L.L.C. [5]                  L.L.C. [5]                  L.L.C. [5]
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                               -                           -                           -

  Revenues                                             -                           -                           -

  Net Income (Loss)                                    -                           -                           -


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate power
                                         production facilities.      production facilities.      production facilities.


Ownership Interest(s):                   25% by Citizens Power       25% by Citizens Power       25% by Citizens Power
                                         Holdings One, LLC           Holdings One, LLC           Holdings One, LLC






Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          CL Power Sales Eight,       CL Power Sales Nine,        CL Power Sales Ten,
                                         L.L.C. [5]                  L.L.C. [5]                  L.L.C. [5]
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                               -                           -                           -

  Revenues                                             -                           -                           -

  Net Income (Loss)                                    -                           -                           -


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate power
                                         production facilities.      production facilities.      production facilities.


Ownership Interest(s):                   25% by Citizens Power       25% by Citizens Power       25% by Citizens Power
                                         Holdings One, LLC           Holdings One, LLC           Holdings One, LLC





Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Coalinga Cogeneration       Commonwealth Atlantic LP    Contact Energy
                                         Company                                                 Limited
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                           $18,613                       $55,292                    $478,570

  Revenues                                         $15,695                       $13,223                    $169,343

  Net Income (Loss)                                 $2,931                        $2,460                     $15,977


Nature/Purpose of Business:              To own and operate a 38MW   To own a 340MW power        To own nine facilities
                                         cogeneration facility in    production facility in      with 2,149MW in New
                                         Fresno County, CA.          Chesapeake, VA.             Zealand and one minority
                                                                                                 interest (25%)in a 300MW
                                                                                                 facility in Australia.


Ownership Interest(s):                   50% by Silverado Energy     50% by Chickahominy River   42.26% by Edison Mission
                                         Company                     Energy Corp.                Energy Taupo Limited

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          CP Power Sales Five,        CP Power Sales Twelve,      CP Power Sales Thirteen,
                                         L.L.C.                      L.L.C.                      L.L.C.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                               -                           -                           -

  Revenues                                             -                           -                           -

  Net Income (Loss)                                    -                           -                           -


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate power
                                         production facilities.      production facilities.      production facilities.


Ownership Interest(s):                   100% by Edison Mission      100% by Edison Mission      100% by Edison Mission
                                         Marketing & Trading, Inc.   Marketing & Trading, Inc.   Marketing & Trading, Inc.

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          CP Power Sales Fourteen,    CP Power Sales Fifteen,     CP Power Sales Seventeen,
                                         L.L.C.                      L.L.C.                      L.L.C.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                               -                           -                           -

  Revenues                                             -                           -                           -

  Net Income (Loss)                                    -                           -                           -


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate power
                                         production facilities.      production facilities.      production facilities.


Ownership Interest(s):                   100% by Edison Mission      100% by Edison Mission      100% by Edison Mission
                                         Marketing & Trading, Inc.   Marketing & Trading, Inc.   Marketing & Trading, Inc.

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          CP Power Sales Eighteen,    CP Power Sales Nineteen,    CP Power Sales Twenty,
                                         L.L.C.                      L.L.C.                      L.L.C.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                               -                           -                           -

  Revenues                                             -                           -                           -

  Net Income (Loss)                                    -                           -                           -


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate power
                                         production facilities.      production facilities.      production facilities.


Ownership Interest(s):                   100% by Edison Mission      100% by Edison Mission      100% by Edison Mission
                                         Marketing & Trading, Inc.   Marketing & Trading, Inc.   Marketing & Trading, Inc.


Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)


Name of Entity:                          Delaware Clean Energy       Four Star Oil & Gas         Georgia Peaker, LP
                                         Project                     Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                                   -                  $171,099                           -

  Revenues                                                 -                  $138,157                           -

  Net Income (Loss)                                        -                   $46,639                           -


Nature/Purpose of Business:              To own and operate power    To own an interest in       To own and operate power
                                         production facilities.      common stock of domestic    production facilities.
                                                                     oil & gas exploration and
                                                                     production co.


Ownership Interest(s):                   50% by Chesapeake Bay       38.26% by Edison Mission    50% by Lakeview Energy
                                         Energy Company              Energy Oil & Gas            Company

                                                                                                 50% by Silver Springs
                                                                                                 Energy Company


Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Gordonsville Energy, LP     Harbor Cogeneration         Hopewell Cogeneration, LP
                                                                     Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                           $90,924                       $12,509                   $40,164

  Revenues                                         $21,136                       $10,137                   $16,481

  Net Income (Loss)                                 $4,432                        $8,648                      $993


Nature/Purpose of Business:              To own and operate a        To own and operate a 80MW   To own and operate a
                                         240MW cogeneration          cogeneration facility at    356MW cogeneration
                                         facility in Gordonsville,   Wilmington Oil Field in     facility in Chester Co.,
                                         VA.                         LA, CA.                     VA.


Ownership Interest(s):                   49% by Madison Energy       30% by South Coast Energy   24.75% by Prince George
                                         Company                     Company                     Energy Co.

                                         1% by Rapidan Energy                                    1% by Hopewell
                                         Company                                                 Cogeneration, Inc.

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Hopewell Cogeneration,      James River Cogeneration    Kern River Cogeneration
                                         Inc.                        Company                     Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                              $406                       $33,257                     $78,348

  Revenues                                            $166                       $25,837                    $124,907

  Net Income (Loss)                                    $10                        $9,443                     $40,970


Nature/Purpose of Business:              To own and operate a        To own and operate the      To own and operate a
                                         356MW cogeneration          110MW cogeneration          300MW Kern River (Omar
                                         facility in Chester Co.,    facility in Hopewell,       Hill) cogeneration
                                         VA.                         Chester County, VA.         facility at Texaco's Kern
                                                                                                 River Oil Field near
                                                                                                 Bakersfield, CA.


Ownership Interest(s):                   25% by Prince George        50% by Capistrano           50% by Southern Sierra
                                         Energy Co.                  Cogeneration Company        Energy Company


Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          March Point Cogeneration    Mid-Set Cogenera-tion       Midway-Sunset
                                         Company                     Company                     Cogeneration Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                           $62,955                       $11,511                   $81,327

  Revenues                                         $43,471                       $14,562                   $68,809

  Net Income (Loss)                                $13,694                        $2,437                   $15,565


Nature/Purpose of Business:              To own and operate a        To own and operate a 38MW   To own and operate a
                                         140MW cogeneration          cogeneration facility in    225MW cogeneration
                                         facility in Anacortes, WA.  Kern Co., CA                facility near Taft in
                                                                                                 Kern County, CA.


Ownership Interest(s):                   50% by San Juan Energy      50% by Del Mar Energy       50% by San Joaquin Energy
                                         Company                     Company                     Company


Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Mission Interface           Nevada Sun-Peak LP          North Shore Energy, LP
                                         Partnership
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                              $372                     $26,011                      $1,729

  Revenues                                               -                      $5,676                           -

  Net Income (Loss)                                    $21                      $1,488                           -


Nature/Purpose of Business:              To own and operate power    To own 50% of the 210MW     To own and operate power
                                         production facilities.      independent power           production facilities.
                                                                     production plant near Las
                                                                     Vegas, NV.


Ownership Interest(s):                   50% by Edison Mission       50% by Quartz Peak Energy   50% by Reeves Bay Energy
                                         Energy Interface, Ltd       Company                     Company

                                                                                                 50% by Santa Clara Energy
                                                                                                 Company

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Northville Energy           Oconee Energy, LP           Riverhead Cogeneration I,
                                         Corporation                                             LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                                 -                             -                        $488

  Revenues                                               -                             -                           -

  Net Income (Loss)                                      -                             -                           -


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate power
                                         production facilities.      production facilities.      production facilities.


Ownership Interest(s):                   100% by North Shore         50% by Clayville Energy     50% by Centerport Energy
                                         Energy LP                   Company                     Company

                                                                     50% by Coronado Energy      50% by Ridgecrest Energy
                                                                     Company                     Company

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Riverhead Cogeneration      Riverhead Cogeneration      Saguaro Power Company, LP
                                         II, LP                      III, LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                              $633                        $432                       $47,821

  Revenues                                               -                           -                       $28,711

  Net Income (Loss)                                      -                           -                        $6,479


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate a 90MW
                                         production facilities.      production facilities.      cogeneration facility in
                                                                                                 Henderson, NV.


Ownership Interest(s):                   50% by Riverport Energy     50% by Indian Bay Energy    50% by Eastern Sierra
                                         Company                     Company                     Energy Co.

                                         50% by San Pedro Energy     50% by Santa Ana Energy
                                         Company                     Company


Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Salinas River               Sargent Canyon              Smithtown Cogeneration, LP
                                         Cogeneration Company        Cogeneration Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                           $21,341                       $21,691                  $4,976

  Revenues                                         $15,733                       $16,354                       -

  Net Income (Loss)                                 $4,937                        $4,127                       -


Nature/Purpose of Business:              To own and operate a 38MW   To own and operate a 38MW   To own and operate power
                                         cogeneration facility in    cogeneration facility in    production facilities.
                                         Monterey Co., CA.           Monterey Co, CA





Ownership Interest(s):                   50% by Anacapa Energy       50% by Viejo Energy         50% by Balboa Energy
                                         Company                     Company                     Company

                                                                                                 50% by Kingspark Energy
                                                                                                 Company

Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Sobel Cogeneration Company  Sycamore Cogeneration       TM Star Fuel Company
                                                                     Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                                   -                 $93,564                          $1,246

  Revenues                                                 -                $131,149                         $11,123

  Net Income (Loss)                                        -                 $41,165                            $138


Nature/Purpose of Business:              Currently is inactive.      To own and operate a        To own a 50% interest in
                                                                     300MW cogeneration          a domestic oil and gas
                                                                     facility at Texaco's Kern   exploration and
                                                                     River Oil Field near        production company.
                                                                     Bakersfield, CA.


Ownership Interest(s):                   50% by Northern Sierra      50% by Western Sierra       50% by Southern Sierra
                                         Energy Company              Energy Co.                  Gas Company


Edison Mission Energy [Tier 4]
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Triple Cycle Partnership    Watson Cogeneration
                                                                     Company
---------------------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                                   -                    $137,058

  Revenues                                                 -                    $167,629

  Net Income (Loss)                                        -                     $51,668


Nature/Purpose of Business:              To own 25% interest in      To own and operate a
                                         partnership that has        385MW cogeneration
                                         rights to a proprietary     facility at ARCO's LA
                                         technology.                 Refinery in Carson, CA


Ownership Interest(s):                   50% by Mission Triple       49% by Camino Energy
                                         Cycle Systems Company       Company

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Fuel          Energy Oil & Gas     Energy Petroleum
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $4                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Accrued unbill revenue                                                        -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    4                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       ($5,912)              43,355                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        (5,912)              43,355                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            ($5,912)             $43,359                    -
============================================================= ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Pocono Fuels         Southern Sierra      Consolidating
                                                              Company (Inactive)   Gas Company          Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Accrued unbill revenue                                                        -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                 $194               $5,912
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                  194                5,912
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                 $194               $5,912
============================================================= ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission
                                                              Energy Fuel
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $4                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          4                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        43,549                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        43,549
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $43,553                    -                    -
============================================================= ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Fuel          Energy Oil & Gas     Energy Petroleum
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              $59,051                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                  739                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -               59,790                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  $2,291               (7,965)                  $5
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                2,291               (7,965)                   5
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                                7,540               26,862                    1
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (15,743)             (35,329)                  (6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (8,203)              (8,466)                 ($5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              ($5,912)             $43,359                    -
============================================================= ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Pocono Fuels         Southern Sierra      Consolidating
                                                              Company (Inactive)   Gas Company          Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($562)                 $82                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (562)                  82                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     563                   (9)             ($2,291)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  563                   (9)              (2,291)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                  191               (7,540)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (1)                 (70)              15,743
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($1)                 121                8,203
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                 $194               $5,912
============================================================= ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission
                                                              Energy Fuel
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $58,571                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price rish management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                   739                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                59,310                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (7,406)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (7,406)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  1                    -                    -
Additional paid-in capital                                               27,054                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (35,406)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (8,351)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $43,553                    -                    -
============================================================= ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Edison Mission
                                                                Energy Fuel          Energy Oil & Gas     Energy Petroleum
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -              $44,891                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               44,891                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                1,669                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                1,669                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -               43,222                    -
Interest and dividend income                                                    -                   10                    -
Other nonoperating income (deductions)-net                                      -              (87,326)                   -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -              (44,094)                   -
Income taxes                                                                    -              (28,249)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -              (15,845)                   -
Retained earnings - beginning of year                                     $46,079               42,677                  ($5)
Dividends declared on common stock                                        (61,822)             (62,161)                  (1)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($15,743)            ($35,329)                 ($6)
=============================================================== ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Pocono Fuels         Southern Sierra      Consolidating
                                                                Company (Inactive)   Gas Company          Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                 $166                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                  166                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  166                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  166                    -
Income taxes                                                                    -                   64                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  102                    -
Retained earnings - beginning of year                                         ($1)                (172)            ($46,079)
Dividends declared on common stock                                              -                    -               61,822
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($1)                ($70)             $15,743
=============================================================== ==================== ==================== ====================

Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Edison Mission
                                                                Energy Fuel
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                               $45,057                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    45,057                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                              1,669                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    1,669                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    43,388                    -                    -
Interest and dividend income                                                   10                    -                    -
Other nonoperating income (deductions)-net                                (87,326)                   -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (43,928)                   -                    -
Income taxes                                                              (28,185)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (15,743)                   -                    -
Retained earnings - beginning of year                                      42,499                    -                    -
Dividends declared on common stock                                        (62,162)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($35,406)                   -                    -
=============================================================== ==================== ==================== ====================

Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Majestic Energy      EME Royale Limited
                                                              Energy Global        Limited              [5]
                                                              Management, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -             $280,952
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -              280,952
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -             $280,952
============================================================= ==================== ==================== ====================

Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy Taupo         Adjustments          Energy Global
                                                              Limited [6]                               Management, Inc.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $5,799                    -               $5,799
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,799                    -                5,799
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       176,245            ($576,464)            (119,267)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       176,245             (576,464)            (119,267)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    4,662                4,932                9,594
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    4,662                4,932                9,594
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $186,706            ($571,532)           ($103,874)
============================================================= ==================== ==================== ====================

Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Majestic Energy      EME Royale Limited
                                                              Energy Global        Limited              [5]
                                                              Management, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                 $987
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                  987
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              304,261
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                  572
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -              (24,868)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -              279,965
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -             $280,952
============================================================= ==================== ==================== ====================

Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy Taupo         Adjustments          Energy Global
                                                              Limited [6]                               Management, Inc.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $1,572                 $131               $2,690
Accrued taxes                                                            (1,008)                   -               (1,008)
Accrued interest                                                              -                    -                    -
Dividends payable                                                         5,558                    -                5,558
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                    20                    -                   20
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 6,142                  131                7,260
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   49                   49
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
   benefits                                                                   -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   49                   49
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                      176,760                    -              176,760
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                              176,760                    -              176,760
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            302,186             (606,447)                   -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (7,961)              (7,389)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (298,382)              42,696             (280,554)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         3,804             (571,712)            (287,943)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $186,706            ($571,532)           ($103,874)
============================================================= ==================== ==================== ====================

Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Majestic Energy      EME Royale Limited
                                                                Energy Global        Limited              [5]
                                                                Management, Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                 $315                    -                    -
Other nonoperating income (deductions)-net                                 (4,100)                   -                ($258)
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                          (6,792)                   -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (10,577)                   -                 (258)
Income taxes                                                                3,409                    -                3,376
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (13,986)                   -               (3,634)
Retained earnings - beginning of year                                      (6,217)                   -                    -
Dividends declared on common stock                                        $20,203                    -              (21,234)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -             ($24,868)
=============================================================== ==================== ==================== ====================

Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Consolidating        Edison Mission
                                                                Energy Taupo         Adjustments          Energy Global
                                                                Limited [6]                               Management, Inc.
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                               $14,863                    -              $14,863
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    14,863                    -               14,863
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               211                    -                  211
Depreciation, decommissioning and
  amortization                                                              5,507                ($326)               5,181
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    5,718                 (326)               5,392
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     9,145                  326                9,471
Interest and dividend income                                                  177                    -                  492
Other nonoperating income (deductions)-net                               (270,725)                   -             (275,083)
Interest expenses                                                          (1,615)                   -               (1,615)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                         (11,202)                   -              (17,994)
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               (274,220)                 326             (284,729)
Income taxes                                                                  765                  126                7,676
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        (274,985)                 200             (292,405)
Retained earnings - beginning of year                                     (12,885)              10,750               (8,352)
Dividends declared on common stock                                        (10,512)              31,746               20,203
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($298,382)             $42,696            ($280,554)
=============================================================== ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Chestnut Ridge       Homer City           Mission Energy
                                                              Energy Company       Property Holdings,   Westside, Inc.
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                 $393                    -
Nuclear deco mmissioning trusts                                               -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $193,439                    -               $1,954
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       193,439                  393                1,954
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $193,439                 $393               $1,954
============================================================= ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Homer City       Edison Mission       Edison Mission
                                                              Generation LP [5]    Finance Co.          Holdings Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $19,116                    -                   $8
Receivables - net                                                           138                    -                    -
Fuel inventory                                                           14,493                    -                    -
Materials and supplies, at average cost                                  26,363                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      2,620                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     62,730                    -                    8
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,953,610                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             1                    -              954,100
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,953,611                    -              954,100
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   11,291                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   11,291                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $2,027,632                    -             $954,108
============================================================= ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Edison Mission
                                                              Adjustments          Holdings Co.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $19,124                    -
Receivables - net                                                             -                  138                    -
Fuel inventory                                                                -               14,493                    -
Materials and supplies, at average cost                                       -               26,363                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                2,620                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               62,738                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,954,003                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                   ($1,149,493)                   1                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                    (1,149,493)           1,954,004                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               11,291                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               11,291                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                        ($1,149,493)          $2,028,033                    -
============================================================= ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Chestnut Ridge       Homer City           Mission Energy
                                                              Energy Company       Property Holdings,   Westside, Inc.
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($563)                ($82)                ($78)
Accrued taxes                                                                 -                    -                    5
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (563)                 (82)                 (73)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   2,665                    -                   27
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                2,665                    -                   27
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    1
Additional paid-in capital                                              200,194                  584                2,205
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (8,857)                (109)                (206)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       191,337                  475                2,000
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $193,439                 $393               $1,954
============================================================= ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Homer City       Edison Mission       Edison Mission
                                                              Generation LP [5]    Finance Co.          Holdings Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                     $1,721,387            ($756,867)         ($1,031,483)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -               19,459
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                32,195                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             1,753,582             (756,867)          (1,012,024)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            1,012,000
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  60,564               (1,185)                   3
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                   469                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                              17,625                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               78,658               (1,185)                   3
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              200,801              748,448              925,606
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (5,409)               9,604               28,523
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       195,392             $758,052              954,129
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $2,027,632                    -             $954,108
============================================================= ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Edison Mission
                                                              Adjustments          Holdings Co.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             ($67,686)                   -
Accrued taxes                                                                 -                    5                    -
Accrued interest                                                              -               19,459                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -               32,195                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (16,027)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -            1,012,000                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               62,074                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred credits                                  -                  469                    -
Accumulated provision for pension and benefits                                -                    -                    -
Other long-term liabilities                                                   -               17,625                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits and other liabilities                                  -               80,168                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                          ($1,152,229)             925,609                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         2,736               26,282                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                    (1,149,493)             951,892                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                          ($1,149,493)          $2,028,033                    -
============================================================= ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Chestnut Ridge       Homer City           Mission Energy
                                                                Energy Company       Property Holdings,   Westside, Inc.
                                                                                     Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                   $3                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    3                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                   (3)                   -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                ($1,217)                   6                 ($15)
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (1,217)                   3                  (15)
Income taxes                                                                2,174                    1                   21
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (3,391)                   2                  (36)
Retained earnings - beginning of year                                      (2,326)                (111)                (138)
Dividends declared on common stock                                         (3,140)                   -                  (32)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($8,857)               ($109)               ($206)
=============================================================== ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                EME Homer City       Edison Mission       Edison Mission
                                                                Generation LP [5]    Finance Co.          Holdings Co.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                              $422,180                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   422,180                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      153,197                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            89,992                  $68                 $123
Depreciation, decommissioning and
  amortization                                                             47,289                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  290,478                   68                  123
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   131,702                  (68)                (123)
Interest and dividend income                                             (143,633)              63,863               82,409
Other nonoperating income (deductions)-net                                    751                    -                  (61)
Interest expenses                                                           7,616                    -              (82,407)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (3,564)              63,795                 (182)
Income taxes                                                                 (392)              24,528                  (70)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (3,172)              39,267                 (112)
Retained earnings - beginning of year                                      (2,236)              30,163               29,864
Dividends declared on common stock                                             (1)             (59,826)              (1,229)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($5,409)              $9,604              $28,523
=============================================================== ==================== ==================== ====================

Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Edison Mission
                                                                Adjustments          Holdings Co.
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -             $422,180                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -              422,180                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -              153,197                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -               90,183                    -
Depreciation, decommissioning and
  amortization                                                                  -               47,292                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -              290,672                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -              131,508                    -
Interest and dividend income                                                    -                2,639                    -
Other nonoperating income (deductions)-net                                      -                 (536)                   -
Interest expenses                                                               -              (74,791)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -               58,820                    -
Income taxes                                                                    -               26,262                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -               32,558                    -
Retained earnings - beginning of year                                    ($27,593)              27,623                    -
Dividends declared on common stock                                         30,329              (33,899)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $2,736              $26,282                    -
=============================================================== ==================== ==================== ====================

EME Eastern Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Athens Funding,      Citizens Power       CP Power Sales
                                                              L.L.C.               Holdings One, LLC    Twelve, L.L.C.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               $8,613                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                8,613                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $8,613                    -
============================================================= ==================== ==================== ====================

EME Eastern Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Eastern          Consolidating        EME Eastern
                                                              Holdings Co.         Adjustments          Holdings Co.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $8,335                 $159              $17,107
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         8,335                  159               17,107
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $8,335                 $159              $17,107
============================================================= ==================== ==================== ====================

EME Eastern Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Athens Funding,      Citizens Power       CP Power Sales
                                                              L.L.C.               Holdings One, LLC    Twelve, L.L.C.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                 $292                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                  292                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                  (13)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                  (13)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                8,376                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (42)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                8,334                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $8,613                    -
============================================================= ==================== ==================== ====================

EME Eastern Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Eastern          Consolidating        EME Eastern
                                                              Holdings Co.         Adjustments          Holdings Co.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($487)                   -                ($195)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (487)                   -                 (195)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                  (13)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                  (13)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                8,377                 $117               16,870
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           445                   42                  445
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         8,822                  159               17,315
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $8,335                 $159              $17,107
============================================================= ==================== ==================== ====================

EME Eastern Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Athens Funding,      Citizens Power       CP Power Sales
                                                                L.L.C.               Holdings One, LLC    Twelve, L.L.C.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                 ($42)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 ($42)                   -
=============================================================== ==================== ==================== ====================

EME Eastern Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME Eastern          Consolidating        EME Eastern
                                                                Holdings Co.         Adjustments          Holdings Co.
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                  $724                    -                 $724
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       724                    -                  724
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       724                    -                  724
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    724                    -                  724
Income taxes                                                                  279                    -                  279
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             445                    -                  445
Retained earnings - beginning of year                                           -                  $42                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $445                  $42                 $445
=============================================================== ==================== ==================== ====================

Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Chickahominy River   Hanover Energy       Consolidating
                                                              Energy Corp.         Company              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $8                    -                    -
Receivables - net                                                            19                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         27                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        11,654               $5,778              ($5,778)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        11,654                5,778               (5,778)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $11,681               $5,778              ($5,778)
============================================================= ==================== ==================== ====================

Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Hanover Energy
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $8                    -                    -
Receivables - net                                                            19                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         27                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        11,654                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        11,654                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $11,681                    -                    -
============================================================= ==================== ==================== ====================

Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Chickahominy River   Hanover Energy       Consolidating
                                                              Energy Corp.         Company              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $449                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   449                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   6,716                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                6,716                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                4,190               $4,468              ($4,779)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           326                1,310                 (999)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,516                5,778               (5,778)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $11,681               $5,778              ($5,778)
============================================================= ==================== ==================== ====================

Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Hanover Energy
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $449                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   449                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   6,716                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                6,716                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                3,879
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           637                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,516                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $11,681                    -                    -
============================================================= ==================== ==================== ====================

Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Chickahominy River   Hanover Energy       Consolidating
                                                                Energy Corp.         Company              Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $2,543                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     2,543                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                126                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      126                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     2,417                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      5                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  2,422                    -                    -
Income taxes                                                                  958                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           1,464                    -                    -
Retained earnings - beginning of year                                        (480)               ($155)                $155
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                        (658)               1,465               (1,154)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $326               $1,310                ($999)
=============================================================== ==================== ==================== ====================

Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Hanover Energy
                                                                Company
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                $2,543                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     2,543                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                126                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      126                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     2,417                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      5                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  2,422                    -                    -
Income taxes                                                                  958                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           1,464                    -                    -
Retained earnings - beginning of year                                        (480)                   -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                        (347)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $637                    -                    -
=============================================================== ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Midwest Generation   Collins Holdings     Edison Mission
                                                              EME, LLC             EME, LLC             Midwest Holdings
                                                                                                        Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $527                    -               $2,289
Receivables - net                                                           220                    -                    1
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         68               $6,679                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        815                6,679                2,290
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 5,883                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     2,491,857                    -            3,984,464
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     2,497,740                    -            3,984,464
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -               24,826
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               24,826
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $2,498,555               $6,679           $4,011,580
============================================================= ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Midwest Generation
                                                              Overseas Co. [5]     Overseas Ltd. [6]    LLC [5]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $4                   $1              $15,699
Receivables - net                                                             -                   (1)               5,546
Fuel inventory                                                                -                    -               38,677
Materials and supplies, at average cost                                       -                    -               15,452
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   29                6,454
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          4                   29               81,828
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                   37            4,764,801
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                            36                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                            36                   37            4,764,801
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction  work in progress                                                -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $40                  $66           $4,846,628
============================================================= ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Midwest Generation
                                                              Adjustments          EME, LLC
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $18,520                    -
Receivables - net                                                             -                5,766                    -
Fuel inventory                                                                -               38,677                    -
Materials and supplies, at average cost                                       -               15,452                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                    ($6,679)               6,551                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     (6,679)              84,966                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (833,352)           3,937,369                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                    (6,476,357)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                    (7,309,709)           3,937,369                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               24,825                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               24,825                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                        ($7,316,388)          $4,047,160                    -
============================================================= ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Midwest Generation   Collins Holdings     Edison Mission
                                                              EME, LLC             EME, LLC             Midwest Holdings
                                                                                                        Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $2,648                    -             ($56,569)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                3,763
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                    78               $6,679                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 2,726                6,679              (52,806)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            1,573,284
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     243                    -                2,480
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  243                    -                2,480
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                            2,512,611                    -            2,500,000
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (17,025)                   -              (11,378)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     2,495,586                    -            2,488,622
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $2,498,555               $6,679           $4,011,580
============================================================= ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Midwest Generation
                                                              Overseas Co. [5]     Overseas Ltd. [6]    LLC [5]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                    ($3,429,477)                  $7           $1,642,216
Accrued taxes                                                                 -                   (5)                   -
Accrued interest                                                              -                    -               56,242
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                   27              144,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                            (3,429,477)                  29            1,842,685
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            2,209,788
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (5,060)                  (1)              49,440
Accumulated deferred investment
  tax credits                                                                 -                    -               12,868
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -              181,949
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (5,060)                  (1)             244,257
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                            3,259,500                   66              650,000
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       175,077                  (28)            (100,102)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     3,434,577                   38              549,898
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $40                  $66           $4,846,628
============================================================= ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Midwest Generation
                                                              Adjustments          EME, LLC
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -          ($1,841,175)                   -
Accrued taxes                                                                 -                   (5)                   -
Accrued interest                                                       ($38,372)              21,633                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                25,285              176,296                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (13,087)          (1,643,251)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (860,000)           2,923,072                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  13,671               60,773                    -
Accumulated deferred investment
  tax credits                                                                 -               12,868                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -              181,949                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               13,671              255,590                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                           (6,409,565)           2,512,612                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (47,407)                (863)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                    (6,456,972)           2,511,749                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                          ($7,316,388)          $4,047,160                    -
============================================================= ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Midwest Generation   Collins Holdings     Edison Mission
                                                                EME, LLC             EME, LLC             Midwest Holdings
                                                                                                          Co.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           $11,741              $22,628                  $72
Depreciation, decommissioning and
  amortization                                                              1,145                    -                 (400)
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   12,886               22,628                 (328)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   (12,886)             (22,628)                 328
Interest and dividend income                                                 (222)                   -                1,032
Other nonoperating income (deductions)-net                                      4              $22,628                 (116)
Interest expenses                                                               -                    -             (134,829)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (13,104)                   -             (133,585)
Income taxes                                                               (5,038)                   -              (51,360)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (8,066)                   -              (82,225)
Retained earnings - beginning of year                                      (4,934)                   -               (7,353)
Dividends declared on common stock                                         (4,025)                   -               78,200
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($17,025)                   -             ($11,378)
=============================================================== ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Midwest Generation
                                                                Overseas Co. [5]     Overseas Ltd. [6]    LLC [5]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -           $1,119,025
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -           $1,119,025
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              439,495
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                 $409              347,656
Depreciation, decommissioning and
  amortization                                                                  -                   11              168,802
Property and other taxes                                                        -                   13                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  433              955,953
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                 (433)             163,072
Interest and dividend income                                             $272,578                    -             (217,828)
Other nonoperating income (deductions)-net                                      -                  376                  849
Interest expenses                                                               -                    -              (90,820)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                272,578                  (57)            (144,727)
Income taxes                                                              104,800                  (15)             (55,191)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         167,778                  (42)             (89,536)
Retained earnings - beginning of year                                       7,341                   12              (10,564)
Dividends declared on common stock                                            (42)                   2                   (2)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $175,077                 ($28)           ($100,102)
=============================================================== ==================== ==================== ====================

Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Midwest Generation
                                                                Adjustments          EME, LLC
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -           $1,119,025                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -            1,119,025                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -              439,495                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           $29,798              412,304                    -
Depreciation, decommissioning and
  amortization                                                            (26,648)             142,910                    -
Property and other taxes                                                        -                   13                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    3,150              994,722                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (3,150)             124,303                    -
Interest and dividend income                                                    -               55,560                    -
Other nonoperating income (deductions)-net                                (22,628)               1,113                    -
Interest expenses                                                          58,834             (166,815)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 33,056               14,161                    -
Income taxes                                                               13,671                6,867                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          19,385                7,294                    -
Retained earnings - beginning of year                                       7,341               (8,157)                   -
Dividends declared on common stock                                        (74,133)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($47,407)               ($863)                   -
=============================================================== ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Investments,     EME Southwest        EME UK
                                                              LLC                  Power Corporation    International LLC
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $386,764             $443,358
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              386,764              443,358
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $386,764             $443,358
============================================================= ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC International    Mission Energy       Consolidating
                                                              B.V. Consolidated    Holdings             Adjustments
                                                                                   International, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $734,096                    -                    -
Receivables - net                                                       186,506                    -                    -
Fuel inventory                                                          154,621                    -                    -
Materials and supplies, at average cost                                  30,258                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                     30,179                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                  1,135,660                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             5,237,056                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     1,267,886           $2,210,011          ($3,040,133)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     6,504,942            2,210,011           (3,040,133)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  369,066                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  369,066                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $8,009,668           $2,210,011          ($3,040,133)
============================================================= ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy
                                                              Holdings
                                                              International,
                                                              Inc. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $734,096                     -                     -
Receivables - net                                                       186,506                     -                     -
Fuel inventory                                                          154,621                     -                     -
Materials and supplies, at average cost                                  30,258                     -                     -
Accumulated deferred income taxes - net                                       -                     -                     -
Trading and price risk management assets                                      -                     -                     -
Prepayments and other current assets                                     30,179                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                  1,135,660                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             5,237,056                     -                     -
Nuclear decommissioning trusts                                                -                     -                     -
Investments in partnerships
  and unconsolidated subsidiaries                                     1,267,886                     -                     -
Investments in leveraged leases                                               -                     -                     -
Other investments                                                             -                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     6,504,942                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                     -                     -
  Generation                                                                  -                     -                     -
Accumulated provision for depreciation
  and decommissioning                                                         -                     -                     -
Construction work in progress                                                 -                     -                     -
Nuclear fuel, at amortized cost                                               -                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                     -                     -
Other deferred charges                                                  369,066                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  369,066                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $8,009,668                     -                     -
============================================================= ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Investments,     EME Southwest        EME UK
                                                              LLC                  Power Corporation    International LLC
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                 $809                  ($2)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                  809                   (2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                  (37)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                  (37)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -              384,756              443,344
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                1,236                   16
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -              385,992              443,360
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $386,764             $443,358
============================================================= ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Balance Sheet
December 31, 2000 (In thousands)

                                                              MEC International    Mission Energy       Consolidating
                                                              B.V. Consolidated    Holdings             Adjustments
                                                                                   International, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                         $28,714                    -                    -
Current portion of long-term debt                                     1,154,709                    -                    -
Accounts payable                                                         92,273               $6,357              ($7,164)
Accrued taxes                                                            44,102                    -                    -
Accrued interest                                                         88,700                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                               123,130                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             1,531,628                6,357               (7,164)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        1,919,004                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                               1,080,071                2,335               (2,298)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                               460,011                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                              61,207                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                            1,601,289                2,335               (2,298)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       161,284                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                       176,760                    -             (176,760)
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -              176,760
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                              176,760                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            420,753                    -                    -
Additional paid-in capital                                            1,796,244            1,787,443           (2,615,543)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (149,449)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       552,155              413,876             (415,128)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     2,619,703            2,201,319           (3,030,671)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $8,009,668           $2,210,011          ($3,040,133)
============================================================= ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Balance Sheet
December 31, 2000 (In thousands)

                                                              Mission Energy
                                                              Holdings Intern'l,
                                                              Inc. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                         $28,714                     -                     -
Current portion of long-term debt                                     1,154,709                     -                     -
Accounts payable                                                         92,273                     -                     -
Accrued taxes                                                            44,102                     -                     -
Accrued interest                                                         88,700                     -                     -
Dividends payable                                                             -                     -                     -
Regulatory liabilities - net                                                  -                     -                     -
Trading and price risk management
  liabilities                                                                 -                     -                     -
Deferred unbilled revenue                                                     -                     -                     -
Other current liabilities                                               123,130                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             1,531,628                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        1,919,004                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                               1,080,071                     -                     -
Accumulated deferred investment
  tax credits                                                                 -                     -                     -
Customer advances and other deferred
  credits                                                               460,011                     -                     -
Accumulated provision for pension and
  benefits                                                                    -                     -                     -
Other long-term liabilities                                              61,207                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                            1,601,289                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       161,284                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                     -                     -
  Subject to mandatory redemption                                             -                     -                     -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                      176,760                     -                     -
Other preferred securities                                                    -                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                              176,760                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            420,753                     -                     -
Additional paid-in capital                                            1,796,244                     -                     -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (149,449)                    -                     -
  Unrealized gain in equity securities-net                                    -                     -                     -
Retained earnings                                                       552,155                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     2,619,703                     -                     -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $8,009,668                     -                     -
============================================================= ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME Investments,     EME Southwest        EME UK
                                                                LLC                  Power Corporation    International LLC
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -               $2,007                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                2,007                    -
Income taxes                                                                    -                  771                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                1,236                    -
Retained earnings - beginning of year                                           -                    -                  $16
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -               $1,236                  $16
=============================================================== ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC International    Mission Energy       Consolidating
                                                                B.V. Consolidated    Holdings             Adjustments
                                                                                     International, Inc.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $1,412,696                    -          ($1,412,696)
Nonutility power generation                                                     -                    -            1,412,696
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 1,412,696                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      478,210                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           346,105                    -                    -
Depreciation, decommissioning and
  amortization                                                            182,381                    -                    -
Property and other taxes                                                      546                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                1,007,242                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   405,454                    -                    -
Interest and dividend income                                               14,253                    -               (2,007)
Other nonoperating income (deductions)-net                                 60,743                    -                    -
Interest expenses                                                        (281,828)                   -                    -
Other nonoperating deductions                                             (30,936)                   -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                167,686                    -               (2,007)
Income taxes                                                               47,545               $6,536               (7,307)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         120,141               (6,536)               5,300
Retained earnings - beginning of year                                     432,014              432,014             (432,030)
Dividends declared on common stock                                              -              (11,602)              11,602
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $552,155             $413,876            ($415,128)
=============================================================== ==================== ==================== ====================

Mission Energy Holdings International, Inc. and Subsidiaries [Tier 4] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Energy
                                                                Holdings
                                                                International,
                                                                Inc. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                      -                    -
Nonutility power generation                                            $1,412,696                      -                    -
Financial services and other                                                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 1,412,696                      -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      478,210                      -                    -
Purchased power - contracts                                                     -                      -                    -
Purchased power - PX/ISO - net                                                  -                      -                    -
Provisions for reg. adj. clauses - net                                          -                      -                    -
Other operation and maintenance                                           346,105                      -                    -
Depreciation, decommissioning and
  amortization                                                            182,381                      -                    -
Property and other taxes                                                      546                      -                    -
Net gain on sale of utility plant                                               -                      -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                1,007,242                      -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   405,454                      -                    -
Interest and dividend income                                               14,253                      -                    -
Other nonoperating income (deductions)-net                                 60,743                      -                    -
Interest expenses                                                        (281,828)                     -                    -
Other nonoperating deductions                                             (30,936)                     -                    -
Dividends on preferred securities                                               -                      -                    -
Dividends on utility preferred stock                                            -                      -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                167,686                      -                    -
Income taxes                                                               47,545                      -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         120,141                      -                    -
Retained earnings - beginning of year                                     432,014                      -                    -
Dividends declared on common stock                                              -                      -                    -
Dividends declared on preferred stock                                           -                      -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $552,155                      -                    -
=============================================================== ==================== ==================== ====================

Mission Del Cielo, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Del Cielo    Mission Del Sol LLC  Sunrise Power
                                                              Inc.                                      Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $1
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -               52,071
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $27,058              $27,058                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        27,058               27,058               52,071
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $27,058              $27,058              $52,072
============================================================= ==================== ==================== ====================

Mission Del Cielo, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Mission Del Cielo
                                                              Adjustments          Inc. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $1                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               52,071                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      ($54,116)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       (54,116)              52,071                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($54,116)             $52,072                    -
============================================================= ==================== ==================== ====================

Mission Del Cielo, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Del Cielo    Mission Del Sol LLC  Sunrise Power
                                                              Inc.                                      Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  ($1)             $25,014
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -               25,014
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 $1                    1                    1
Additional paid-in capital                                               27,057               27,057               27,057
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        27,058               27,058               27,058
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $27,058              $27,058              $52,072
============================================================= ==================== ==================== ====================

Mission Del Cielo, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Mission Del Cielo,
                                                              Adjustments          Inc. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              $25,013                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -               25,014                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                ($1)                   2                    -
Additional paid-in capital                                              (54,115)              27,056                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (54,116)              27,058                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($54,116)             $52,072                    -
============================================================= ==================== ==================== ====================

Mission Del Cielo, Inc. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)


                                                                Mission Del Cielo    Mission Del Sol LLC  Sunrise Power
                                                                Inc.                                      Company
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================

Mission Del Cielo, Inc. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Mission Del Cielo
                                                                Adjustments          Inc. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
                                                                                                                          -
Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and                                                                                         -
  amortization                                                                  -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expenses                                                               -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================





MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Adelaide Ventures    Beheer-en            Valley Peakers Pty
                                                              Ltd.                 Beleggingsmaat       Ltd [6]
                                                                                   schappij
                                                                                   Botara B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $11                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   11                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                  $11                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Beheer-en            Edison Mission       Edison Mission
                                                              Beleggingsmaat       Advantage B.V.       Energy Asia Pte
                                                              schappij Jydeno B.V. (Inactive)           Ltd. Consolidated
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $15                  $14               $2,991
Receivables - net                                                             -                    -               16,654
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                1,193
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         15                   14               20,838
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                1,246
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              308,119
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -              309,365
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation                                                                                  -
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                  143
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                  143
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $15                  $14             $330,346
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy               Energy Services      Millennium B.V.
                                                              International         B.V.                Consolidated
                                                              B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $12                   $8                 $262
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         12                    8                  262
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  413
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -                  413
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $12                   $8                 $675
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Italian Vento
                                                              Operation &          Wind Power Italy     Power Corporation
                                                              Maintenance          B.V.                 4 S.r.l. [6]
                                                              Services B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $291                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        291                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           103              $15,483                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           103               15,483                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $396              $15,483                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Atlantic         EME Tri Gen B.V.     EME Victoria B.V.
                                                              Holdings Limited                          [Inactive]
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $162,201                   $4                    -
Receivables - net                                                             -                    2                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    162,201                    6                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       348,629               23,457                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       348,629               23,457                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  179                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  179                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $510,830              $23,642                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Global Generation    Hydro Energy B.V.    Iberian
                                                              B.V. Consolidated    Consolidated         Hy-Power Amsterdam
                                                                                                        B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $365,598               $2,869               $5,874
Receivables - net                                                        74,922                6,740                7,108
Fuel inventory                                                          166,838                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                     19,771                  642                  642
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    627,129               10,251               13,624
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             2,760,114              101,314              119,255
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               (2,001)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     2,760,114               99,313              119,255
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   35,532                2,963                6,024
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   35,532                2,963                6,024
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $3,422,775             $112,527             $138,903
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Latrobe Power Pty.   Loy Yang Holdings    MEC Esenyurt B.V.
                                                              Ltd. Consolidated    Pty Ltd.             Consolidated
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $30,239               $1,883              $20,965
Receivables - net                                                        13,058                  111               27,930
Fuel inventory                                                                -                    -                3,617
Materials and supplies, at average cost                                   8,485                    -                2,800
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      1,919                  106                  180
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     53,701                2,100               55,492
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,072,646                7,236              148,197
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                  110                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,072,646                7,346              148,197
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   13,480                   50               36,386
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   13,480                   50               36,386
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,139,827               $9,496             $240,075
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC IES B.V.         ISAB Energy          MEC India B.V.
                                                                                   Services s.r.l. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $83                    -                  $13
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         83                    -                   13
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           751                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           751                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $834                    -                  $13
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       MEC Indo Coal B.V.   MEC Indonesia B.V.
                                                              Energy Power [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $454                  $16
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  454                   16
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               22,393              127,057
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               22,393              127,057
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                  936
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                  936
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $22,847             $128,009
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC International    MEC Laguna Power     Gulf Power
                                                              Holdings B.V.        B.V.                 Generation Co.
                                                              Consolidated                              Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $13                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         13                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         5,701               $4,884                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         5,701                4,884
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                   48                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   48                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,714               $4,932                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Perth B.V.       MEC Priolo B.V.      MEC San Pascual
                                                                                                        B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $6,951                  $14                    -
Receivables - net                                                         1,487                    -                    -
Fuel inventory                                                            1,642                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         78                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     10,158                   14                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                62,779                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               35,423               $4,710
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        62,779               35,423                4,710
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    2,064                  118                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    2,064                  118                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $75,001              $35,555               $4,755
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Sidi Krir B.V.   MEC Sumatra B.V.     MEC Wales B.V.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $12                  $10                 $154
Receivables - net                                                             -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         12                   10                  154
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -             (155,784)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                                (155,784)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                1,800
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                1,800
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $12                  $10            ($153,830)
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Mission Energy       Mission NZ
                                                              Company (UK)         Italia s.r.l.        Operations B.V.
                                                              Limited                                   (Inactive)
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $30,357                 $250                    -
Receivables - net                                                         8,240                  415                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      1,682                  164                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     40,279                  829                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               148,606                  248                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        11,454                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       160,060                  248                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    3,289                   25                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,289                   25                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $203,628               $1,102                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Pride Hold Limited   Rillington           EcoElectrica
                                                              Consolidated         Holdings Limited     S.a.r.l.
                                                                                   (Inactive)           Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $9,741                    -               $1,673
Receivables - net                                                         5,574                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        551                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     15,866                    -                1,673
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               126,475                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              216,147
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       126,475                                   216,147
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    3,269                    -                  468
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,269                    -                  468
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $145,610                    -             $218,288
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Southwestern         Traralgon Power      MEC International
                                                              Generation B.V.      Pty. Ltd.            B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $9                    -              $49,468
Receivables - net                                                             -                    -                   10
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          9                    -               49,478
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                1,983
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              $32,263            1,949,652
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               32,263            1,951,635
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                   16
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   16
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $9              $32,263           $2,001,129
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating          MEC
                                                              Adjustments            International
                                                                                     B.V. Consolidated
------------------------------------------------------------- ---------------------- ------------------ --------------------
ASSETS
------------------------------------------------------------- ---------------------- ------------------ --------------------

Cash and equivalents                                                    $41,641               $734,096                  -
Receivables - net                                                        24,255                186,506                  -
Fuel inventory                                                          (17,476)               154,621                  -
Materials and supplies, at average cost                                  18,973                 30,258                  -
Accumulated deferred income taxes - net                                       -                      -                  -
Trading and price risk management assets                                      -                      -                  -
Prepayments and other current assets                                      3,251                 30,179                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total current assets                                                     70,644              1,135,660                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Nonutility property - net                                               686,957              5,237,056                  -
Nuclear decommissioning trusts                                                -                      -                  -
Investments in partnerships
  and unconsolidated subsidiaries                                    (1,681,078)             1,267,886                  -
Investments in leveraged leases                                               -                      -                  -
Other investments                                                             -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total investment and other assets                                      (994,121)             6,504,942                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                      -                  -
  Generation                                                                  -                      -                  -
Accumulated provision for depreciation
  and decommissioning                                                         -                      -                  -
Construction work in progress                                                 -                      -                  -
Nuclear fuel, at amortized cost                                               -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total utility plant                                                           -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Regulatory assets - net                                                       -                      -                  -
Other deferred charges                                                  262,229                369,066                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total deferred charges                                                  262,229                369,066                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total assets                                                          ($661,248)            $8,009,668                  -
============================================================= ====================== ================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Adelaide Ventures    Beheer-en            Valley Power Pty
                                                              Ltd.                 Beleggingsmaat       Ltd [6]
                                                                                   schappi Botara B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                   $7                    -
Accrued taxes                                                                 -                   (6)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   21                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (11)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                   10                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                  $11                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Beheer-en            Edison Mission       Edison Mission
                                                              Beleggingsmaat       Advantage B.V.       Energy Asia Pte
                                                              schappij Jydeno      (Inactive)           Ltd Consolidated
                                                              B.V.(Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -              ($4,187)
Accrued taxes                                                                 -                    -                  904
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -               (3,283)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                   79
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                  827
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                3,086
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                3,913
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                $20                  $16              302,904
Additional paid-in capital                                                    -                    -                1,500
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                 (840)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (5)                  (2)              26,073
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            15                   14              329,637
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $15                  $14             $330,346
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy               Energy Services      Millennium B.V.
                                                              International B.V.   B.V.                 Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           ($73)                  $8                 $214
Accrued taxes                                                                 -                   (7)                 (32)
Accrued interest                                                             85                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    12                    1                  182
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 25                   19                   16
Additional paid-in capital                                                   30                    -                  559
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (55)                 (12)                 (82)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    7                  493
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $12                   $8                 $675
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Italian Vento
                                                              Operation &          Wind Power Italy     Power Corporation
                                                              Maintenance          B.V.                 4 S.r.l. [6]
                                                              Services B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $43              $15,148                    -
Accrued taxes                                                                (6)                  67                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    37               15,215                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 19                   26                    -
Additional paid-in capital                                                  412                  (24)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (72)                 266                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           359                  268                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $396              $15,483                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Atlantic         EME Tri Gen B.V.     EME Victoria B.V.
                                                              Holdings Limited                          [Inactive]
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                 $188                  $19
Accrued taxes                                                                $1                   (7)                 (13)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     1                  181                    6
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (245)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                   251                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    6                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                       176,760                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                              176,760                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            297,642                   16                   20
Additional paid-in capital                                                    -               23,291                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               36,856                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (435)                 154                  (26)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       334,063               23,461                  ($6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $510,830              $23,642                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Global Generation    Hydro Energy B.V.    Iberian
                                                              B.V. Consolidated    Consolidated         Hy-Power Amsterdam
                                                                                                        B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                         $28,713                    -                    -
Current portion of long-term debt                                     1,106,711               $7,724               $7,724
Accounts payable                                                        427,974               (9,874)               3,526
Accrued taxes                                                             5,091                1,151                  598
Accrued interest                                                         41,717                2,032                2,032
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                14,120                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             1,624,326                1,033               13,880
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          602,207              126,295              108,207
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 778,195                8,937                8,713
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                 8,246                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                  (51)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              786,441                8,886                8,713
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  535                  535
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 40                  849                 (500)
Additional paid-in capital                                              443,338                8,745                9,710
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (45,121)             (39,087)              (7,807)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        11,544                5,271                6,165
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       409,801              (24,222)               7,568
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $3,422,775             $112,527             $138,903
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Latrobe Power Pty.   Loy Yang Holdings    MEC Esenyurt B.V.
                                                              Ltd. Consolidated    Pty Ltd.             Consolidated
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $8,283                  $73              $11,281
Accounts payable                                                       (179,750)             (12,665)              38,071
Accrued taxes                                                               894                   33                4,365
Accrued interest                                                         13,479                    -                5,646
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                1,287
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (157,094)             (12,559)              60,650
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          662,608                  393              107,169
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  38,675                1,145              (10,300)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                               420,978                    -               25,259
Accumulated provision for pension
  and benefits                                                                -                    -                    -
Other long-term liabilities                                                  37                   55                   97
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              459,690                1,200               15,056
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                        31,824                    -                  253
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   74
Additional paid-in capital                                               78,353                    -               45,757
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (47,278)              (3,759)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       111,724               24,221               11,116
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       142,799               20,462               56,947
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,139,827               $9,496             $240,075
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC IES B.V.         ISAB Energy          MEC India B.V.
                                                                                   Services s.r.l. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $410                    -                  $31
Accrued taxes                                                              (106)                   -                  (13)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   304                    -                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 25                    -                   23
Additional paid-in capital                                                   92                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -
Retained earnings                                                           413                    -                  (28)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           530                    -                   (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $834                    -                  $13
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       MEC Indo Coal B.V.   MEC Indonesia B.V.
                                                              Energy Power [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $26                  $16
Accrued taxes                                                                 -                  173                  (58)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                  199                  (42)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   22                   21
Additional paid-in capital                                                    -               14,225              126,848
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                             -                8,401                1,182
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               22,648              128,051
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $22,847             $128,009
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC International    MEC Laguna Power     Gulf Power
                                                              Holdings B.V.        B.V.                 Generation Co.
                                                              Consolidated                              Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           ($16)                 $76                    -
Accrued taxes                                                               (20)                 (12)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (36)                  64                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 20                   22                    -
Additional paid-in capital                                                5,231                4,868                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           499                  (22)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         5,750                4,868                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,714               $4,932                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Perth B.V.       MEC Priolo B.V.      MEC San Pascual
                                                                                                        B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                          $914                    -                    -
Accounts payable                                                        (24,525)               ($515)                 $74
Accrued taxes                                                              (581)                 161                  (14)
Accrued interest                                                          2,429                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (21,763)                (353)                  60
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           72,902                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (3,596)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                 7,449                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  81                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,934                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                         7,216                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 23                   21                   22
Additional paid-in capital                                                    -               51,350                4,710
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (9,098)                 188                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        21,787              (15,651)                 (37)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        12,712               35,908                4,695
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $75,001              $35,555               $4,755
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Sidi Krir B.V.   MEC Sumatra B.V.     MEC Wales B.V.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $24                  $24            ($306,558)
Accrued taxes                                                               (11)                 (12)                (937)
Accrued interest                                                              -                    -              (29,155)
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    13                   12             (336,650)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 25                   25              135,247
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                  125
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                           (26)                 (27)              47,448
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            (1)                  (2)             182,820
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $12                  $10            ($153,830)
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Mission Energy       Mission NZ
                                                              Company (UK)         Italia s.r.l.        Operations B.V.
                                                              Limited                                   (Inactive)
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $16,772                    -                    -
Accounts payable                                                        (37,838)                $148                    -
Accrued taxes                                                             1,289                  248                    -
Accrued interest                                                          1,942                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                  208                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (17,835)                 604                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           82,641                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  34,481                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                  727                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                 (379)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               34,481                  348                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           631                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             22,750                   12                    -
Additional paid-in capital                                               11,619                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (5,497)                  (1)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        74,838                  139                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       103,710                  150                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $203,628               $1,102                    -
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Pride Hold Limited   Rillington           EcoElectrica
                                                              Consolidated         Holdings Limited     S.a.r.l.
                                                                                   (Inactive)           Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                          $150                    -                    -
Accounts payable                                                         (6,476)                   -                  $61
Accrued taxes                                                              (335)                   -                  162
Accrued interest                                                          1,941                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (4,720)                   -                  222
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           99,264                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  34,449                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               34,449                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           449                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   14
Additional paid-in capital                                                  150                    -              224,992
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                7,294                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         8,724                    -               (6,940)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        16,168                    -              218,066
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $145,610                    -             $218,288
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Southwestern         Traralgon Power      MEC International
                                                              Generation B.V.      Pty. Ltd             B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -               $2,638
Accounts payable                                                             $4               $6,806               56,823
Accrued taxes                                                                (5)                   -              (13,821)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    (1)               6,806               45,640
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              133,067                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               (1,659)                 (55)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               (1,659)                 (55)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 20                    -              420,752
Additional paid-in capital                                                    -                    -            1,525,519
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (87,462)              39,516
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           (10)             (18,489)             (30,243)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            10             (105,951)           1,955,544
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $9              $32,263           $2,001,129
============================================================= ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating         MEC International
                                                              Adjustments           B.V. Consolidated
------------------------------------------------------------- --------------------- ------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- --------------------- ------------------- --------------------

Short-term debt                                                              $1               $28,714                   -
Current portion of long-term debt                                        (7,561)            1,154,709                   -
Accounts payable                                                        125,029                92,273                   -
Accrued taxes                                                            44,961                44,102                   -
Accrued interest                                                         46,552                88,700                   -
Dividends payable                                                             -                     -                   -
Regulatory liabilities - net                                                  -                     -                   -
Trading and price risk management
  liabilities                                                                 -                     -                   -
Deferred unbilled revenue                                                     -                     -                   -
Other current liabilities                                               107,515               123,130                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total current liabilities                                               316,497             1,531,628                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Long-term debt                                                          (75,828)            1,919,004                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Accumulated deferred income taxes - net                                 190,504             1,080,071                   -
Accumulated deferred investment
  tax credits                                                                 -                     -                   -
Customer advances and other deferred
  credits                                                                (2,899)              460,011                   -
Accumulated provision for pension and
  benefits                                                                    -                     -                   -
Other long-term liabilities                                              58,281                61,207                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total deferred credits & other liabilities                              245,886             1,601,289                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Minority Interest                                                       119,841               161,284                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                     -                   -
  Subject to mandatory redemption                                             -               176,760                   -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                     -                   -
Other preferred securities                                                    -                     -                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total preferred securities of subsidiaries                                    -               176,760                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Common stock                                                           (759,498)              420,753                   -
Additional paid-in capital                                             (785,031)            1,796,244                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               12,522              (149,449)                  -
  Unrealized gain in equity securities-net                                    -                     -
Retained earnings                                                       264,363               552,155                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total common shareholders' equity                                    (1,267,644)            2,619,703                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total liabilities and shareholders' equity                            ($661,248)           $8,009,668                   -
============================================================= ===================== =================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Adelaide Ventures    Beheer-en            Valley Power Pty
                                                                Ltd.                 Beleggingsmaat       Ltd [6]
                                                                                     schappij Botara
                                                                                     B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                  ($4)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                   (4)                   -
Income taxes                                                                    -                   (1)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                   (3)                   -
Retained earnings - beginning of year                                           -                   (8)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 ($11)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Beheer-en            Edison Mission       Edison Mission
                                                                Beleggingsmaat       Advantage B.V.       Energy Asia Pte
                                                                schappij Jydeno      (Inactive)           Ltd. Consolidated
                                                                B.V. (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -              $27,047
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                              27,047
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                                                                    -
Other operation and maintenance                                                $4                    -               22,974
Depreciation, decommissioning and
  amortization                                                                  -                    -                  793
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        4                    -               23,767
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                        (4)                   -                3,280
Interest and dividend income                                                    -                    -               (5,651)
Other nonoperating income (deductions)-net                                     (1)                 ($2)               1,039
Interest expense                                                                -                    -                   68
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (5)                  (2)              (1,264)
Income taxes                                                                    -                    -                  536
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (5)                  (2)              (1,800)
Retained earnings - beginning of year                                           -                    -               30,342
Dividends declared on common stock                                              -                    -               (2,469)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($5)                 ($2)             $26,073
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Edison Mission
                                                                Energy               Energy Services      Millennium B.V.
                                                                International B.V.   B.V.                 Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                  $35
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                   35
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                  (35)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                    ($5)                 ($5)                 (59)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (5)                  (5)                 (94)
Income taxes                                                                   71                   (2)                 (24)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (76)                  (3)                 (70)
Retained earnings - beginning of year                                          21                   (9)                 (12)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($55)                ($12)                ($82)
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                 Edison Mission       Edison Mission       Italian Vento
                                                                 Operation &          Wind Power Italy     Power Corporation
                                                                 Maintenance          B.V.                 4 S.r.l. [6]
                                                                 Services B.V.
                                                                 Consolidated
---------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                 -                    -                    -
Nonutility power generation                                                      -                    -                    -
Financial services and other                                                     -                 $145                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                             145                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                             -                    -                    -
Purchased power - contracts                                                      -                    -                    -
Purchased power - PX/ISO - net                                                   -                    -                    -
Provisions for reg. adj. clauses - net                                           -                    -                    -
Other operation and maintenance                                                $30                    3                    -
Depreciation, decommissioning and
  amortization                                                                   -                    -                    -
Property and other taxes                                                         -                    -                    -
Net gain on sale of utility plant                                                -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        30                    3                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss) (loss)                                                 (30)                 142                    -
Interest and dividend income                                                     3                  196                    -
Other nonoperating income (deductions)-net                                     (44)                  (3)                   -
Interest expense                                                                 -                    -                    -
Other nonoperating deductions                                                    -                    -                    -
Dividends on preferred securities                                                -                    -                    -
Dividends on utility preferred stock                                             -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (71)                 335                    -
Income taxes                                                                    (1)                  69                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (70)                 266                    -
Retained earnings - beginning of year                                           (2)                   -                    -
Dividends declared on common stock                                               -                    -                    -
Dividends declared on preferred stock                                            -                    -                    -
---------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($72)                $266                    -
================================================================ ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME Atlantic         EME Tri Gen B.V.     EME Victoria B.V.
                                                                Holdings Limited                          (Inactive)
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 $141                 $168                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       141                  168
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                17                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       17                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       124                  168                    -
Interest and dividend income                                                  110                    -                    -
Other nonoperating income (deductions)-net                                   (913)                  (6)                 ($5)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   (679)                 162                   (5)
Income taxes                                                                 (244)                  (2)                  (2)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (435)                 164                   (3)
Retained earnings - beginning of year                                           -                  (10)                 (23)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($435)                $154                 ($26)
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Global Generation    Hydro Energy B.V.    Iberian
                                                                B.V. Consolidated    Consolidated         Hy-Power Amsterdam
                                                                                                          B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         $689,729              $22,409              $22,409
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                2,981                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   692,710               22,409               22,409
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      272,797                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           164,553                3,421                4,037
Depreciation, decommissioning and
  amortization                                                            100,155                3,850                3,908
Property and other taxes                                                   28,009                   96                   96
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  565,514                7,367                8,041
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss) (loss)                                            127,196               15,042               14,368
Interest and dividend income                                               44,512                  266                  440
Other nonoperating income (deductions)-net                                (28,006)                 266                   84
Interest expense                                                         (155,874)              (8,320)              (8,465)
Other nonoperating deductions                                                   -                 (185)                (185)
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (12,172)               7,069                6,242
Income taxes                                                              (10,406)               2,644                2,436
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (1,766)               4,425                3,806
Retained earnings - beginning of year                                      13,310                  846                2,359
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $11,544               $5,271               $6,165
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Latrobe Power Pty.   Loy Yang Holdings    MEC Esenyurt B.V.
                                                                Ltd. Consolidated    Pty. Ltd.            Consolidated
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         $143,259                    -              $98,944
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -              $12,489                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   143,259               12,489               98,944
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       17,511                    -               60,130
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            22,858               13,622                5,232
Depreciation, decommissioning and
  amortization                                                             25,678                  530                8,497
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   66,047               14,152               73,859
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    77,212               (1,663)              25,085
Interest and dividend income                                               22,266                  392                2,990
Other nonoperating income (deductions)-net                                    (35)                 (57)                (265)
Interest expense                                                          (58,956)                   -              (17,885)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 40,487               (1,328)               9,925
Income taxes                                                               11,284                 (284)                (242)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          29,203               (1,044)              10,167
Retained earnings - beginning of year                                     108,996               25,265                  949
Dividends declared on common stock                                        (26,475)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $111,724              $24,221              $11,116
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC IES B.V.         ISAB Energy          MEC India B.V.
                                                                                     Services s.r.l. [6]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 $834                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       834                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               226                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      226                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       608                    -                    -
Interest and dividend income                                                    2                    -                    -
Other nonoperating income (deductions)-net                                      1                    -                  ($5)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    611                    -                   (5)
Income taxes                                                                   (2)                   -                   (1)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             613                    -                   (4)
Retained earnings - beginning of year                                        (200)                   -                  (24)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $413                    -                 ($28)
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       MEC Indo Coal B.V.   MEC Indonesia B.V.
                                                                Energy Power [6]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                 $570                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                  570                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                   22                    -
Depreciation, decommissioning and
  amortization                                                                  -                  586                  $42
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  608                   42
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  (38)                 (42)
Interest and dividend income                                                    -                   35                    -
Other nonoperating income (deductions)-net                                      -                  284                   (6)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  281                  (48)
Income taxes                                                                    -               (2,927)                  (2)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                3,208                  (46)
Retained earnings - beginning of year                                           -                5,193                1,228
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -               $8,401               $1,182
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC International    MEC Laguna Power     Gulf Power
                                                                Holdings B.V.        B.V.                 Generation Co. Ltd.
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                    ($7)                 ($3)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (7)                  (3)                   -
Income taxes                                                                   (2)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (5)                  (3)                   -
Retained earnings - beginning of year                                         504                  (19)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $499                 ($22)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC Perth B.V.       MEC Priolo B.V.      MEC San Pascual
                                                                                                          B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $34,622                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -             ($13,968)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    34,622              (13,968)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       18,164                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             2,558                  582                   $6
Depreciation, decommissioning and
  amortization                                                              3,139                    -                    -
Property and other taxes                                                        -                  575                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   23,861                1,157                    6
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    10,761              (15,125)                  (6)
Interest and dividend income                                                1,867                    -                    -
Other nonoperating income (deductions)-net                                  8,357                    7                   (9)
Interest expense                                                           (5,730)                   -                    -
Other nonoperating deductions                                                (949)                   -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 14,306              (15,118)                 (15)
Income taxes                                                                4,767                    5                   (3)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           9,539              (15,123)                 (12)
Retained earnings - beginning of year                                      12,248                 (528)                 (25)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $21,787             ($15,651)                ($37)
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC Sidi Krir B.V.   MEC Sumatra B.V.     MEC Wales B.V.
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                  $51
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                   51
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                  (51)
Interest and dividend income                                                    -                    -               14,002
Other nonoperating income (deductions)-net                                    ($5)                 ($5)                  92
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (5)                  (5)              14,043
Income taxes                                                                   (2)                  (2)                  34
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (3)                  (3)              14,009
Retained earnings - beginning of year                                         (23)                 (24)             300,439
Dividends declared on common stock                                              -                    -             (267,000)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($26)                ($27)             $47,448
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Energy       Mission Energy       Mission NZ
                                                                Company (UK)         Italia s.r.l.        Operations B.V.
                                                                Limited                                   (Inactive)
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $92,098                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                               32,933               $2,294                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   125,031                2,294
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       41,384                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            40,065                2,525                    -
Depreciation, decommissioning and
  amortization                                                             11,261                   65                    -
Property and other taxes                                                    2,517                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   95,227                2,590                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    29,804                 (296)                   -
Interest and dividend income                                                1,969                    5                    -
Other nonoperating income (deductions)-net                                    (43)                  14                    -
Interest expense                                                           (7,051)                   -                    -
Other nonoperating deductions                                                (161)                   -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 24,518                 (277)                   -
Income taxes                                                                6,110                 (158)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          18,408                 (119)                   -
Retained earnings - beginning of year                                      54,074                  258                    -
Dividends declared on common stock                                          2,356                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $74,838                 $139                    -
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Pride Hold Limited   Rillington           EcoElectrica
                                                                Consolidated         Holdings Limited     S.a.r.l.
                                                                                     (Inactive)           Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $92,098                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -              ($2,592)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    92,098                                    (2,592)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       41,306                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            14,084                    -                   13
Depreciation, decommissioning and
  amortization                                                              7,579                    -                4,798
Property and other taxes                                                    1,954                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   64,923                    -                4,811
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    27,175                    -               (7,403)
Interest and dividend income                                              (45,129)                   -                  435
Other nonoperating income (deductions)- net                                     -                    -                   (3)
Interest expense                                                           (6,599)                   -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (24,553)                   -               (6,971)
Income taxes                                                                5,372                    -                  147
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (29,925)                   -               (7,118)
Retained earnings - beginning of year                                      47,965                    -                  178
Dividends declared on common stock                                         (9,316)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $8,724                    -              ($6,940)
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Southwestern         Traralgon Power      MEC International
                                                                Generation B.V.      Pty. Ltd.            B.V.
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                    -                 $941
Depreciation, decommissioning and
  amortization                                                                  -                    -                  547
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                1,488
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -               (1,488)
Interest and dividend income                                                    -                 $768               27,763
Other nonoperating income (deductions)-net                                    ($5)                   -                 (267)
Interest expense                                                                -                    -              (38,030)
Other nonoperating deductions                                                   -                    -                  161
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (5)                 768              (11,861)
Income taxes                                                                   (2)               9,359                  679
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (3)              (8,591)             (12,540)
Retained earnings - beginning of year                                          (7)              (9,898)             (19,162)
Dividends declared on common stock                                              -                    -                1,459
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($10)            ($18,489)            ($30,243)
=============================================================== ==================== ==================== ====================

MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        MEC International
                                                                Adjustments          B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         $217,128           $1,412,696                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              (63,042)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   154,086            1,412,696                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       26,918              478,210                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            48,297              346,105                    -
Depreciation, decommissioning and
  amortization                                                             10,902              182,381                    -
Property and other taxes                                                  (32,701)                 546                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   53,416            1,007,242                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   100,670              405,454                    -
Interest and dividend income                                              (52,988)              14,253                    -
Other nonoperating income (deductions)-net                                 80,367               60,743                    -
Interest expense                                                           25,014             (281,828)                   -
Other nonoperating deductions                                             (29,617)             (30,936)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                123,446              167,686                    -
Income taxes                                                               18,341               47,545                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         105,105              120,141                    -
Retained earnings - beginning of year                                    (142,187)             432,014                    -
Dividends declared on common stock                                        301,445                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $264,363             $552,155                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia          Energy Fuel          Operation &
                                                              Pacific Pte Ltd.     Company Pte Ltd.     Maintenance
                                                                                                        Services Pte Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                  $12
Receivables - net                                                             -                    -               15,580
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -               15,592
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -              $15,592
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              P.T. Edison          Edison Mission       Consolidating
                                                              Mission Operation    Energy Asia Pte      Adjustments
                                                              & Maintenance        Ltd.
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- ----------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- ----------------------

Cash and equivalents                                                     $2,516                 $477                 ($14)
Receivables - net                                                           358                  124                 (592)
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        541                  667                  (15)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total current assets                                                      3,415                1,268                 (563)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Nonutility property - net                                                     -                1,270                  (24)
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              321,344              (13,219)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total investment and other assets                                             -              322,614              (13,250)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  148                   (5)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total deferred charges                                                        -                  148                   (5)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total assets                                                             $3,415             $324,030             ($12,691)
============================================================= ==================== ==================== ======================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission
                                                              Energy Asia Pte
                                                              Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,991                    -                    -
Receivables - net                                                        16,654                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      1,193                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     20,838                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 1,246                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       308,119                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       309,365                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                      143                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      143                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $330,346                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia          Energy Fuel          Operation &
                                                              Pacific Pte Ltd.     Company Pte Ltd.     Maintenance
                                                                                                        Services Pte Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -              $15,106
Accrued taxes                                                                 -                    -                    3
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -               15,109
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                  146
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                  146
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                   73
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                  264
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                  337
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -              $15,592
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              P.T. Edison          Edison Mission       Consolidating
                                                              Mission Operation    Energy Asia Pte      Adjustments
                                                              & Maintenance        Ltd.
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- ----------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- ----------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $640             ($21,950)              $2,017
Accrued taxes                                                               693                  216                   (8)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total current liabilities                                                 1,333              (21,734)               2,009
------------------------------------------------------------- -------------------- -------------------- ----------------------

Long-term debt                                                                -                    -                   79
------------------------------------------------------------- -------------------- -------------------- ----------------------

Accumulated deferred income taxes - net                                       -                  712                  (31)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                3,205               (3,205)
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   82                3,004
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total deferred credits & other liabilities                                    -                3,999                 (232)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Common stock                                                                  -              231,489               71,415
Additional paid-in capital                                                1,500                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               87,052              (87,965)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           582               23,224                2,003
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total common shareholders' equity                                         2,082              341,765              (14,547)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total liabilities and shareholders' equity                               $3,415             $324,030             ($12,691)
============================================================= ==================== ==================== ======================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission
                                                              Energy Asia Pte
                                                              Ltd. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($4,187)                   -                    -
Accrued taxes                                                               904                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (3,283)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                               79                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     827                    -                    -
Accumulated deferred investment                                               -                    -                    -
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                               3,086                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,913                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            302,904                    -                    -
Additional paid-in capital                                                1,500                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (840)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        26,073                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       329,637                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $330,346                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Edison Mission
                                                                Energy Asia          Energy Fuel          Operations &
                                                                Pacific Pte Ltd      Company Pte Ltd.     Maintenance
                                                                                                          Services Pte Ltd.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -               $2,161
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                               2,161
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                2,161
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                2,161
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                  558
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                  558
Income taxes                                                                    -                    -                  187
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                  371
Retained earnings - beginning of year                                          $7                    -                 (107)
Dividends declared on common stock                                            ($7)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                 $264
=============================================================== ==================== ==================== ====================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                P.T. Edison          Edison Mission       Consolidating
                                                                Mission Operation    Energy Asia Pte      Adjustments
                                                                & Maintenance        Ltd.
                                                                Indonesia
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                               $6,080                    -              $18,806
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     6,080                                    18,806
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             4,961              $17,541               (1,689)
Depreciation, decommissioning and
  amortization                                                                  -                  742                   51
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    4,961               18,283               (1,638)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     1,119              (18,283)              20,444
Interest and dividend income                                                    -               (5,387)                (264)
Other nonoperating income (deductions)-net                                    (20)              20,665              (20,164)
Interest expense                                                               71                    -                   (3)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  1,170               (3,005)                  13
Income taxes                                                                  428                  (88)                   9
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             742               (2,917)                   4
Retained earnings - beginning of year                                         961               26,141                3,340
Dividends declared on common stock                                         (1,121)                   -               (1,341)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $582              $23,224               $2,003
=============================================================== ==================== ==================== ====================

MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission
                                                                Energy Asia Pte
                                                                Ltd. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              $27,047                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    27,047                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            22,974                    -                    -
Depreciation, decommissioning and
  amortization                                                                793                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   23,767                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     3,280                    -                    -
Interest and dividend income                                               (5,651)                   -                    -
Other nonoperating income (deductions)-net                                  1,039                    -                    -
Interest expense                                                               68                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (1,264)                   -                    -
Income taxes                                                                  536                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (1,800)                   -                    -
Retained earnings - beginning of year                                      30,342                    -                    -
Dividends declared on common stock                                         (2,469)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $26,073                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Edison Mission Millennium B.V. and Subsidiaries[Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Caliraya B.V.    EME Kayalaan B.V.    Edison Mission
                                                                                                        Millennium B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Edison Mission Millennium B.V. and Subsidiaries[Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        Edison Mission
                                                              Adjustments          Millennium B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $262                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  262                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                  413                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                  413                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                 $675                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Millennium B.V. and Subsidiaries[Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Caliraya B.V.    EME Kayalaan B.V.    Edison Mission
                                                                                                        Millennium B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



MEC International B.V.
Edison Mission Millennium B.V. and Subsidiaries[Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Edison Mission
                                                              Adjustments          Millennium B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------
Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                 $214                    -
Accrued taxes                                                                 -                  (32)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                  182                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   16                    -
Additional paid-in capital                                                    -                  559                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -                  (82)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                  493                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                 $675                    -
============================================================= ==================== ==================== ====================



MEC International B.V.
Edison Mission Millennium B.V. and Subsidiaries[Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME Caliraya B.V.    EME Kayalaan B.V.    Edison Mission
                                                                                                          Millennium B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                              -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                  $35
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                   35
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                  (35)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                  (59)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                  (94)
Income taxes                                                                    -                    -                  (24)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                  (70)
Retained earnings - beginning of year                                           -                    -                  (12)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                 ($82)
=============================================================== ==================== ==================== ====================

MEC International B.V.
Edison Mission Millennium B.V. and Subsidiaries[Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Edison Mission
                                                                Adjustments          Millennium B.V.
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                                         -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                  $35                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   35                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  (35)                   -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                  (59)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  (94)                   -
Income taxes                                                                    -                  (24)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  (70)                   -
Retained earnings - beginning of year                                           -                  (12)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 ($82)                   -
=============================================================== ==================== ==================== ====================


MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V. and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       EME Philippines      Edison Mission
                                                              Operation &          O&M Corporation      Operation &
                                                              Maintenance                               Maintenance
                                                              (Thailand) Company                        Services, B.V.
                                                              Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $103                 $182                   $6
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        103                  182                    6
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  412
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                  412
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $103                 $184                 $418
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V. and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Edison Mission
                                                              Adjustments          Operation &
                                                                                   Maintenance
                                                                                   Services B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $291                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  291                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         ($309)                 103                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                          (309)                 103                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                              ($309)                $396                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V. and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       EME Philippines      Edison Mission
                                                              Operation &          O&M Corporation      Operation &
                                                              Maintenance                               Maintenance
                                                              (Thailand) Company                        Services, B.V.
                                                              Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $1                  $34                   $8
Accrued taxes                                                                 -                    -                   (6)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     1                   34                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                103                  206                   19
Additional paid-in capital                                                    -                    -                  412
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (1)                 (56)                 (15)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           102                  150                  416
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $103                 $184                 $418
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V. and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Edison Mission
                                                              Adjustments          Operation &
                                                                                   Maintenance
                                                                                   Services B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------
Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $43                    -
Accrued taxes                                                                 -                   (6)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   37                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              ($309)                  19                    -
Additional paid-in capital                                                    -                  412                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (72)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (309)                 359                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                ($309)                $396                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V. and Subsidiaries[Tier 6] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       EME Philippines      Edison Mission
                                                                Operation &          O&M Corporation      Operation &
                                                                Maintenance                               Maintenance
                                                                (Thailand) Company                        Services, B.V.
                                                                Ltd
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                              -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                  $28                   $2
Depreciation, decommissioning and
  amortization                                                                  -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   28                    2
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  (28)                  (2)
Interest and dividend income                                                    -                    3                    -
Other nonoperating income (deductions)-net                                      -                  (38)                  (6)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  (63)                  (8)
Income taxes                                                                    -                    -                   (1)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  (63)                  (7)
Retained earnings - beginning of year                                         ($1)                   7                   (8)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($1)                ($56)                ($15)
=============================================================== ==================== ==================== ====================

MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V. and Subsidiaries[Tier 6] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Edison Mission
                                                                Adjustments          Operation &
                                                                                     Maintenance
                                                                                     Services B.V.
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                  $30                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   30                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  (30)                   -
Interest and dividend income                                                    -                    3                    -
Other nonoperating income (deductions)-net                                      -                  (44)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  (71)                   -
Income taxes                                                                    -                   (1)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  (70)                   -
Retained earnings - beginning of year                                           -                   (2)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 ($72)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Ascot Limited    EME Buckingham       EME Precision B.V.
                                                                                   Limited [7]          [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              EME Universal        EME Pacific          EME Atlantic
                                                              Holdings [9]         Holdings [10]        Holdings Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -             $162,201
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -              162,201
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              348,629
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -              348,629
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -             $510,830
============================================================= ==================== ==================== ====================




MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Balance Sheet
December 31, 2000
(In thousands)


                                                              Consolidating        EME Atlantic
                                                              Adjustments          Holdings Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             $162,201                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -              162,201                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              348,629                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              348,629                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $510,830                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Ascot Limited    EME Buckingham       EME Precision B.V.
                                                                                   Limited [7]          [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Universal        EME Pacific          EME Atlantic
                                                              Holdings [9]         Holdings [10]        Holdings Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------
Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                   $1
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                 (245)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                  251
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    6
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -              176,760
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -              176,760
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              297,642
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -               36,856
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                 (435)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -              334,063
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -             $510,830
============================================================= ==================== ==================== ====================



MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        EME Atlantic
                                                              Adjustments          Holdings Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------
Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                   $1                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                                         -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                 (245)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                  251                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    6                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -              176,760                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -              176,760                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              297,642                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               36,856                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                 (435)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -              334,063                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $510,830                    -
============================================================= ==================== ==================== ====================



MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME Ascot Limited    EME Buckingham       EME Precision B.V.
                                                                                     Limited [7]          [8]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                              -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================



MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME Universal        EME Pacific          EME Atlantic
                                                                Holdings [9]         Holdings [10]        Holdings Limited
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                 $141
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                  141
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                   17
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                   17
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                  124
Interest and dividend income                                                    -                    -                  110
Other nonoperating income (deductions)-net                                      -                    -                 (913)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                 (679)
Income taxes                                                                    -                    -                 (244)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                 (435)
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                ($435)
=============================================================== ==================== ==================== ====================

MEC International B.V.
EME Atlantic Holdings Limited and Subsidiaries[Tier 6, et seq.]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        EME Atlantic
                                                                Adjustments          Holdings Limited
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                 $141                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                  141                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                   17                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                   17                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                  124                    -
Interest and dividend income                                                    -                  110                    -
Other nonoperating income (deductions)-net                                      -                 (913)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                 (679)                   -
Income taxes                                                                    -                 (244)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                 (435)                   -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                ($435)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Caresale Services    Edison First Power   Redbill Contracts
                                                              Limited              Holdings I           Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $161             $365,286                    -
Receivables - net                                                            18               74,904                    -
Fuel inventory                                                                -              166,838                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -               54,638                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        179              661,666                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,965,403                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               17,067                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       478,560              514,506                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       478,560            2,496,976                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -               35,532                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               35,532                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $478,739           $3,194,174                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Global Generation    Consolidating        Global Generation
                                                              B.V.                 Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $152                  ($1)            $365,598
Receivables - net                                                             -                    -               74,922
Fuel inventory                                                                -                    -              166,838
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -              (34,867)              19,771
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        152              (34,868)             627,129
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              794,711            2,760,114
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       924,743             (941,810)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -             (993,066)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       924,743           (1,140,165)           2,760,114
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -               35,532
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               35,532
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $924,895          ($1,175,033)          $3,422,775
============================================================= ==================== ==================== ====================

MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Caresale Services    Edison First Power   Redbill Contracts
                                                              Limited              Holdings I           Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $28,713                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $117              145,494                    -
Accrued taxes                                                                 -               11,609                    -
Accrued interest                                                              -               76,816                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -               14,120                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   117              276,752                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -            2,480,600                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                8,246                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                8,246                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            478,560              422,366                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (8)              (5,812)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            70               12,022                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       478,622              428,576                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $478,739           $3,194,174                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Global Generation    Consolidating        Global Generation
                                                              B.V.                 Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -              $28,713
Current portion of long-term debt                                             -           $1,106,711            1,106,711
Accounts payable                                                       $282,362                    1              427,974
Accrued taxes                                                            (4,145)              (2,373)               5,091
Accrued interest                                                         14,542              (49,641)              41,717
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -               14,120
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               292,759            1,054,698            1,624,326
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          224,325           (2,102,718)             602,207
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              778,195              778,195
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                8,246
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              778,195              786,441
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 40             (900,926)                  40
Additional paid-in capital                                              443,338                    -              443,338
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  155              (39,456)             (45,121)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (35,722)              35,174               11,544
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       407,811             (905,208)             409,801
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $924,895          ($1,175,033)          $3,422,775
============================================================= ==================== ==================== ====================

MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Caresale Services    Edison First Power   Redbill Contracts
                                                                Limited              Holdings I           Limited
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -             $689,729                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -               10,892                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                        700,621                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -              272,346                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               $10              172,806                    -
Depreciation, decommissioning and
  amortization                                                                  -               89,321                    -
Property and other taxes                                                        -               27,949                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       10              562,422                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       (10)             138,199                    -
Interest and dividend income                                                    4               19,341                    -
Other nonoperating income (deductions)-net                                      -                   37                    -
Interest expense                                                                -             (140,571)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (6)              17,006                    -
Income taxes                                                                   19                9,318                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (25)               7,688                    -
Retained earnings - beginning of year                                          95                9,592                    -
Dividends declared on common stock                                              -               (5,258)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               $70              $12,022                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Global Generation    Consolidating        Global Generation
                                                                B.V.                 Adjustments          B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -             $689,729
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -              ($7,911)               2,981
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               (7,911)             692,710
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                  451              272,797
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $9               (8,272)             164,553
Depreciation, decommissioning and
  amortization                                                                  -               10,834              100,155
Property and other taxes                                                        -                   60               28,009
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        9                3,073              565,514
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                        (9)             (10,984)             127,196
Interest and dividend income                                               25,166                    1               44,512
Other nonoperating income (deductions)-net                                (28,006)                 (37)             (28,006)
Interest expense                                                          (24,840)               9,537             (155,874)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (27,689)              (1,483)             (12,172)
Income taxes                                                                  104              (19,847)             (10,406)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (27,793)              18,364               (1,766)
Retained earnings - beginning of year                                      (7,929)              11,552               13,310
Dividends declared on common stock                                              -                5,258                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($35,722)             $35,174              $11,544
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Caresale Services    Edison Mission       EME Finance UK
                                                              Limited              Marketing and        Limited
                                                                                   Services Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $369                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  372                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               11,938                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               11,938                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $12,310                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              South Australian     Energy Generation    Maplekey Holdings
                                                              Holdings Ltd.        Finance PLC          Limited
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -             $146,932
Receivables - net                                                             -                    -               74,573
Fuel inventory                                                                -                    -              166,838
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -               54,611
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -              442,954
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            1,953,464
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -              400,125
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -            2,353,589
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -               34,051
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               34,051
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -           $2,830,594
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison First Power   Consolidating        Edison First Power
                                                              Holdings I           Adjustments          Holdings I
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $217,984                   $1             $365,286
Receivables - net                                                           330                    1               74,904
Fuel inventory                                                                -                    -              166,838
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         24                    -               54,638
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    218,338                    2              661,666
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    1            1,965,403
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        17,067                    -               17,067
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       114,381                    -              514,506
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       131,448                    1            2,496,976
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    1,480                    1               35,532
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,480                    1               35,532
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $351,266                   $4           $3,194,174
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Caresale Services    Edison Mission       EME Finance UK
                                                              Limited              Marketing and        Limited
                                                                                   Services Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              $12,115             ($88,942)
Accrued taxes                                                                 -                  164                    -
Accrued interest                                                              -                    -                2,226
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                  189                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -               12,468              (86,716)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -               86,739
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                  (47)                 (20)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                 (111)                  (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                 (158)                ($23)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $12,310                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              South Australian     Energy Generation    Maplekey Holdings
                                                              Holdings Ltd.        Finance PLC          Limited
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -              $28,713
Current portion of long-term debt                                             -                    -              342,469
Accounts payable                                                              -                    -              219,269
Accrued taxes                                                                 -                    -                1,511
Accrued interest                                                              -                    -               59,679
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -               13,955
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -              665,596
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            2,169,536
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                8,246
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,246
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                  $18                7,477
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -               (3,258)
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                             -                 ($18)             (17,003)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -              (12,784)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -           $2,830,594
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison First Power   Consolidating        Edison First Power
                                                              Holdings I           Adjustments          Holdings I
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -              $28,713
Current portion of long-term debt                                     ($342,469)                   -                    -
Accounts payable                                                          3,051                   $1              145,494
Accrued taxes                                                             9,934                    -               11,609
Accrued interest                                                         14,909                    2               76,816
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                   (25)                   1               14,120
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (314,600)                   4              276,752
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          224,325                    -            2,480,600
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                8,246
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,246
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            414,870                    1              422,366
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (2,488)                   1               (5,812)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        29,159                   (2)              12,022
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       441,541                    -              428,576
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $351,266                   $4           $3,194,174
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Caresale Services    Edison Mission       EME Finance UK
                                                                Limited              Marketing and        Limited
                                                                                     Services Limited
--------------------------------------------------------------- -------------------- -------------------- --------------------
Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -               $6,862               $4,029
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                6,862                4,029
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                6,238                4,020
Depreciation, decommissioning and
  amortization                                                                  -                  596                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                6,834                4,020
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                   28                    9
Interest and dividend income                                                    -                   11                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                   39                    9
Income taxes                                                                    -                  150                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                 (111)                   9
Retained earnings - beginning of year                                           -                    -                  (12)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                ($111)                 ($3)
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              South Australian     Energy Generation    Maplekey Holdings
                                                              Holdings Ltd.        Finance PLC          Limited
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -             $689,729
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                            -              689,729
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -              272,346
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                  $10              160,904
Depreciation, decommissioning and
  amortization                                                                -                    -               88,725
Property and other taxes                                                      -                    -               27,949
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                   10              549,924
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                  (10)             139,805
Interest and dividend income                                                  -                    -                6,846
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -             (157,740)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                  (10)             (11,089)
Income taxes                                                                  -                    -               (2,238)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                  (10)              (8,851)
Retained earnings - beginning of year                                         -                   (8)              (2,896)
Dividends declared on common stock                                            -                    -               (5,256)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                 ($18)            ($17,003)
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Edison First Power   Consolidating        Edison First Power
                                                              Holdings I           Adjustments          Holdings I
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -             $689,729
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                   $1               10,892
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    1              700,621
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -              272,346
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          $1,632                    2              172,806
Depreciation, decommissioning and
  amortization                                                                -                    -               89,321
Property and other taxes                                                      -                    -               27,949
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,632                    2              562,422
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                  (1,632)                  (1)             138,199
Interest and dividend income                                             12,483                    1               19,341
Other nonoperating income (deductions)-net                                   37                    -                   37
Interest expense                                                         17,168                    1             (140,571)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               28,056                    1               17,006
Income taxes                                                             11,405                    1                9,318
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        16,651                    -                7,688
Retained earnings - beginning of year                                    12,508                    -                9,592
Dividends declared on common stock                                            -                   (2)              (5,258)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $29,159                  ($2)             $12,022
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australian Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       EME International
                                                              Retail Pty Ltd.      Utilities Pty. Ltd.  Dragon Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australian Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              South Australian     Consolidating        South Australian
                                                              Holdings Ltd.        Adjustments          Holdings Ltd.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australian Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       EME International
                                                              Retail Pty Ltd.      Utilities Pty. Ltd.  Dragon Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                     ($404,694)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (404,694)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($404,694)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australian Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              South Australian     Consolidating        South Australian
                                                              Holdings Ltd.        Adjustments          Holdings Ltd.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -             $404,694                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -              404,694                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $404,694                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australian Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       EME International
                                                                Retail Pty Ltd.      Utilities Pty. Ltd.  Dragon Limited
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     $273,660                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  273,660                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                  (273,660)                   -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net
Interest expense                                                         (131,034)                   -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               (404,694)                   -                    -
Income taxes
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        (404,694)                   -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($404,694)                   -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australian Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                South Australian     Consolidating        South Australian
                                                                Holdings Ltd.        Adjustments          Holdings Ltd.
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -            ($273,660)                   -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -             (273,660)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -              273,660                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net
Interest expense                                                                -              131,034                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -              404,694                    -
Income taxes
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -              404,694                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -             $404,694                    -
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       EME Adelaide         EME Monet Ltd.
                                                              Ausone Pty Ltd.      Energy Ltd.          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME International    Consolidating        EME International
                                                              Dragon Limited       Adjustments          Dragon Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       EME Adelaide         EME Monet Ltd.
                                                              Ausone Pty Ltd.      Energy Ltd.          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME International    Consolidating        EME International
                                                              Dragon Limited       Adjustments          Dragon Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       EME Adelaide         EME Monet Ltd.
                                                                Ausone Pty Ltd.      Energy Ltd.          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                EME International    Consolidating        EME International
                                                                Dragon Limited       Adjustments          Dragon Limited
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited, EME Monet Ltd. and Subsidiaries [Tier 10] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission De    Edison Mission       EME Monet Ltd.
                                                              Laide Pty Ltd.       Vendesi Pty Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited, EME Monet Ltd. and Subsidiaries [Tier 10] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        EME Monet Ltd.
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited, EME Monet Ltd. and Subsidiaries [Tier 10] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission De    Edison Mission       EME Monet Ltd.
                                                              Laide Pty Ltd.       Vendesi Pty Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited, EME Monet Ltd. and Subsidiaries [Tier 10] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        EME Monet Ltd.
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited, EME Monet Ltd. and Subsidiaries [Tier 10] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission De    Edison Mission       EME Monet Ltd.
                                                                Laide Pty Ltd.       Vendesi Pty Ltd.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australian Holdings Ltd.
EME International Dragon Limited, EME Monet Ltd. and Subsidiaries [Tier 10] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        EME Monet Ltd.
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                              -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                    -
Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                    -
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Maplekey UK          Maplekey UK          Edison First Power
                                                              Finance Limited      Limited [9]          Limited [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -             $146,932
Receivables - net                                                             -                    -               74,573
Fuel inventory                                                                -                    -              166,838
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -               54,611
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -              442,954
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            1,953,464
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $7,477               $7,477                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       400,125              400,125                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       407,602              407,602            1,953,464
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -               34,051
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               34,051
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $407,602             $407,602           $2,430,469
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Maplekey Holdings    Consolidating        Maplekey Holdings
                                                              Limited              Adjustments          Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -             $146,932
Receivables - net                                                             -                    -               74,573
Fuel inventory                                                                -                    -              166,838
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -               54,611
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -              442,954
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            1,953,464
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $7,477             ($22,431)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       400,125             (800,250)             400,125
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       407,602             (822,681)           2,353,589
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -               34,051
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               34,051
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $407,602            ($822,681)          $2,830,594
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Maplekey UK          Maplekey UK          Edison First Power
                                                              Finance Limited      Limited [9]          Limited [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -              $28,713
Current portion of long-term debt                                      $342,469             $342,469                    -
Accounts payable                                                             23                   23              219,201
Accrued taxes                                                                 -                    -                1,511
Accrued interest                                                         57,656               57,656               59,678
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -               13,955
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               400,148              400,148              323,058
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            2,169,536
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -    8,246
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,246
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              7,477                7,477                7,477
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    1                    1               (1,344)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           (24)                 (24)             (76,504)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,454                7,454              (70,371)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $407,602             $407,602           $2,430,469
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Maplekey Holdings    Consolidating        Maplekey Holdings
                                                              Limited              Adjustments          Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -              $28,713
Current portion of long-term debt                                      $342,469            ($684,938)             342,469
Accounts payable                                                             23                   (1)             219,269
Accrued taxes                                                                 -                    -                1,511
Accrued interest                                                         57,656             (172,967)              59,679
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -               13,955
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               400,148             (857,906)             665,596
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            2,169,536
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                8,246
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,246
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              7,477              (22,431)               7,477
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    1               (1,917)              (3,258)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (24)              59,573              (17,003)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,454               35,225              (12,784)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $407,602            ($822,681)          $2,830,594
============================================================= ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Maplekey UK          Maplekey UK          Edison First Power
                                                                Finance Limited      Limited [9]          Limited [10]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -             $689,729
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -              689,729
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              272,346
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               $10                  $11              160,873
Depreciation, decommissioning and
  amortization                                                                  -                    -               88,725
Property and other taxes                                                        -                    -               27,949
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       10                   11              549,893
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       (10)                 (11)             139,836
Interest and dividend income                                                    -                    -                6,846
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -                    -             (198,857)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (10)                 (11)             (52,175)
Income taxes                                                                    -                    -               (2,238)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (10)                 (11)             (49,937)
Retained earnings - beginning of year                                         (14)                 (13)             (21,312)
Dividends declared on common stock                                              -                    -               (5,255)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($24)                ($24)            ($76,504)
=============================================================== ==================== ==================== ====================

MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Maplekey Holdings    Consolidating        Maplekey Holdings
                                                                Limited              Adjustments          Limited
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -             $689,729
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                             689,729
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              272,346
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               $11                  ($1)             160,904
Depreciation, decommissioning and
  amortization                                                                  -                    -               88,725
Property and other taxes                                                        -                    -               27,949
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       11                   (1)             549,924
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       (11)                   1              139,805
Interest and dividend income                                                    -                    -                6,846
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -               41,117             (157,740)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (11)              41,118              (11,089)
Income taxes                                                                    -                    -               (2,238)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (11)              41,118               (8,851)
Retained earnings - beginning of year                                         (13)              18,456               (2,896)
Dividends declared on common stock                                              -                   (1)              (5,256)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($24)             $59,573             ($17,003)
=============================================================== ==================== ==================== ====================






MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.L.        Metalurgica del      Rueda, S.L. [8]
                                                                                   Ebro, S.L. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $6,582                  $55                    -
Receivables - net                                                         5,182                3,236                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        387                  141                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     12,151                3,432                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                44,510                7,589                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,241                   40                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        52,751                7,629
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    3,998               39,848                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,998               39,848                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $68,900              $50,909
============================================================= ==================== ==================== ====================

MEC International B.V.
Hydro Energy B.V.and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Hydro Energy B.V     Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              ($3,768)              $2,869
Receivables - net                                                             -               (1,678)               6,740
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  114                  642
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               (5,332)              10,251
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               49,215              101,314
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $24,870              (35,152)              (2,001)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        24,870               14,063               99,313
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -              (40,883)               2,963
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              (40,883)               2,963
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $24,870             ($32,152)            $112,527
============================================================= ==================== ==================== ====================

MEC International B.V.
Hydro Energy B.V.and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.L.        Metalurgica del      Rueda, S.L. [8]
                                                                                   Ebro, S.L. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $2,373               $5,421                    -
Accounts payable                                                            804                2,084                    -
Accrued taxes                                                               650                    -                    -
Accrued interest                                                             98                   72                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                   162                6,629                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 4,087               14,206                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           32,444               30,940                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     6                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    6                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  432                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             17,721                   82                    -
Additional paid-in capital                                               10,877                  168                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                2,397                  368                    -
  Unrealized gain in equity securities-net                                                         -
Retained earnings                                                         1,368                4,713                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        32,363                5,331                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $68,900              $50,909                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Hydro Energy B.V     Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                          $564                ($634)              $7,724
Accounts payable                                                          2,117              (14,879)              (9,874)
Accrued taxes                                                               (14)                 515                1,151
Accrued interest                                                              -                1,862                2,032
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                                                               -
Other current liabilities                                                     -               (6,791)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 2,667              (19,927)               1,033
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           27,000               35,911              126,295
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                8,937                8,937
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                   (6)                   -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                  (51)                 (51)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                8,880                8,886
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  103                  535
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 24              (16,978)                 849
Additional paid-in capital                                                    -               (2,300)               8,745
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                4,973              (46,825)             (39,087)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (9,794)               8,984                5,271
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (4,797)             (57,119)             (24,222)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $24,870             ($32,152)            $112,527
============================================================= ==================== ==================== ====================

MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Iberica de           Electro              Monasterio de
                                                                Energias S.L.        Metalurgica del      Rueda, S.L. [8]
                                                                                     Ebro, S.L. [7]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $11,161               $7,261                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    11,161                7,261                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             2,351                1,206                    -
Depreciation, decommissioning and
  amortization                                                              1,485                2,380                    -
Property and other taxes                                                       57                   44                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    3,893                3,630                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     7,268                3,631                    -
Interest and dividend income                                                  474                    9                    -
Other nonoperating income (deductions)-net                                   (128)                (159)
Interest expense                                                           (2,641)              (3,400)                   -
Other nonoperating deductions                                                   -                   (5)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  4,973                   76                    -
Income taxes                                                                1,818                  (32)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           3,155                  108                    -
Retained earnings - beginning of year                                       1,220                    -                    -
Dividends declared on common stock                                         (3,007)               4,605                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $1,368               $4,713                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Hydro Energy B.V     Consolidating        Hydro Energy B.V.
                                                                                     Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -               $3,987              $22,409
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                          3,987               22,409
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                 (136)               3,421
Depreciation, decommissioning and
  amortization                                                                  -                  (15)               3,850
Property and other taxes                                                        -                   (5)                  96
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                 (156)               7,367
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                4,143               15,042
Interest and dividend income                                                    -                 (217)                 266
Other nonoperating income (deductions)-net                                    $34                  519                  266
Interest expense                                                                -               (2,279)              (8,320)
Other nonoperating deductions                                                   -                 (180)                (185)
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     34                1,986                7,069
Income taxes                                                                   12                  846                2,644
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              22                1,140                4,425
Retained earnings - beginning of year                                      (9,816)               9,442                  846
Dividends declared on common stock                                              -               (1,598)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($9,794)              $8,984               $5,271
=============================================================== ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberian              EME Desarrello       Hydro Energy B.V.
                                                              Hy-Power Amsterdam   Espana S.L.          Consolidated
                                                              B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,547               $1,458               $2,869
Receivables - net                                                           305                   62                6,740
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                  642
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,852                1,520               10,251
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -              101,314
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         3,053                    -               (2,001)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         3,053                    -               99,313
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    1,587                1,473                2,963
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,587                1,473                2,963
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $6,492               $2,993             $112,527
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberica de           Saltos del Porma,    Consolidating
                                                              Energias, S.L.       S.A.                 Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,868                    -              ($2,868)
Receivables - net                                                         6,740                    -               (6,739)
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        642                    -                 (642)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     10,250                    -              (10,249)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               101,314                    -              (83,373)
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (2,001)                   -                  949
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        99,313                    -              (82,424)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    2,963                    -               (2,962)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    2,963                    -               (2,962)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $112,526                    -             ($95,635)
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberian
                                                              Hy-Power Amsterdam
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $5,874                    -                    -
Receivables - net                                                         7,108                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        642                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     13,624                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               119,255                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       119,255                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    6,024                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    6,024                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $138,903                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberian              EME Desarrello       Hydro Energy B.V.
                                                              Hy-Power Amsterdam   Espana S.L.          Consolidated
                                                              B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -               $7,724
Accounts payable                                                        $12,016               $1,384               (9,874)
Accrued taxes                                                              (553)                   -                1,151
Accrued interest                                                              -                    -                2,032
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                11,463                1,384                1,033
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -              126,295
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                 (224)               8,937
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   50                  (51)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                 (174)               8,886
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  535
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,186                    -                  849
Additional paid-in capital                                                  965                    -                8,745
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    4                2,264              (39,087)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (7,123)                (481)               5,271
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (4,968)               1,783              (24,222)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $6,492               $2,993             $112,527
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberica de           Saltos del Porma,    Consolidating
                                                              Energias, S.L.       S.A.                 Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $7,160                    -              ($7,160)
Accounts payable                                                        (11,991)                   -               11,991
Accrued taxes                                                             1,166                    -               (1,166)
Accrued interest                                                          2,032                    -               (2,032)
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,633)                   -                1,633
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           81,206                    -              (99,294)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,937                    -               (8,937)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 (51)                   -                   52
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,886                    -               (8,885)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           535                    -                 (535)
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             24,212                    -              (26,747)
Additional paid-in capital                                                8,745                    -               (8,745)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (15,048)                   -               44,060
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         5,623                    -                2,875
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        23,532                    -               11,443
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $112,526                    -             ($95,635)
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberian
                                                              Hy-Power Amsterdam
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $7,724                    -                    -
Accounts payable                                                          3,526                    -                    -
Accrued taxes                                                               598                    -                    -
Accrued interest                                                          2,032                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                13,880                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          108,207                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,713                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,713                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           535                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                               (500)                   -                    -
Additional paid-in capital                                                9,710
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (7,807)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         6,165                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,568                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $138,903                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Iberian              EME Desarrello       Hydro Energy B.V.
                                                                Hy-Power Amsterdam   Espana S.L.          Consolidated
                                                                B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -              $22,409
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -               22,409
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                 $615                3,421
Depreciation, decommissioning and
  amortization                                                                $58                    -                3,850
Property and other taxes                                                        -                    -                   96
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       58                  615                7,367
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       (58)                (615)              15,042
Interest and dividend income                                                  173                    -                  266
Other nonoperating income (deductions)-net                                   (472)                 289                  266
Interest expense                                                             (144)                   -               (8,320)
Other nonoperating deductions                                                   -                    -                 (185)
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   (501)                (326)               7,069
Income taxes                                                                 (104)                (103)               2,644
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (397)                (223)               4,425
Retained earnings - beginning of year                                      (6,726)                (258)                 846
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($7,123)               ($481)              $5,271
=============================================================== ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Iberica de           Saltos del Porma,    Consolidating
                                                                Energias, S.L.       S.A.                 Adjustments
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $22,409                    -             ($22,409)
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    22,409                    -              (22,409)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             3,421                    -               (3,420)
Depreciation, decommissioning and
  amortization                                                              3,850                    -               (3,850)
Property and other taxes                                                       96                    -                  (96)
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    7,367                    -               (7,366)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    15,042                    -              (15,043)
Interest and dividend income                                                  266                    -                 (265)
Other nonoperating income (deductions)-net                                    231                    -                 (230)
Interest expense                                                           (8,320)                   -                8,319
Other nonoperating deductions                                                (185)                   -                  185
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  7,034                    -               (7,034)
Income taxes                                                                2,631                                    (2,632)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           4,403                    -               (4,402)
Retained earnings - beginning of year                                       1,220                    -                7,277
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $5,623                    -               $2,875
=============================================================== ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Iberian
                                                                Hy-Power Amsterdam
                                                                B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $22,409                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    22,409                                         -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             4,037                    -                    -
Depreciation, decommissioning and
  amortization                                                              3,908                    -
Property and other taxes                                                       96                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    8,041                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    14,368                    -                    -
Interest and dividend income                                                  440                    -                    -
Other nonoperating income (deductions)-net                                     84
Interest expense                                                           (8,465)                   -                    -
Other nonoperating deductions                                                (185)                   -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  6,242                    -                    -
Income taxes                                                                2,436                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           3,806                    -                    -
Retained earnings - beginning of year                                       2,359                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $6,165                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.L.        Metalurgica del      Rueda, S.L. [9]
                                                                                   Ebro, S.L. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,868                    -                    -
Receivables - net                                                         6,740                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        642                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     10,250                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               101,314                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (2,001)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        99,313                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    2,963                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    2,963                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $112,526                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Hydro Energy B.V.    Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $1               $2,869
Receivables - net                                                             -                    -                6,740
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                  642
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    1               10,251
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -              101,314
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $24,870              (24,870)              (2,001)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        24,870              (24,870)              99,313
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                2,963
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                2,963
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $24,870             ($24,869)            $112,527
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.L.        Metalurgica del      Rueda, S.L. [9]
                                                                                   Ebro, S.L. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                        $7,160                    -                    -
Accounts payable                                                        (11,991)                   -                    -
Accrued taxes                                                             1,166                    -                    -
Accrued interest                                                          2,032                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,633)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           81,206                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,937                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 (51)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,886                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           535                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             24,212                    -                    -
Additional paid-in capital                                                8,745                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (15,048)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         5,623                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        23,532                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $112,526                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Hydro Energy B.V.    Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                          $564                    -               $7,724
Accounts payable                                                          2,117                    -               (9,874)
Accrued taxes                                                               (14)                 ($1)               1,151
Accrued interest                                                              -                    -                2,032
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 2,667                   (1)               1,033
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           27,000               18,089              126,295
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                8,937
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                  (51)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,886
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  535
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 24              (23,387)                 849
Additional paid-in capital                                                    -                    -                8,745
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                4,973              (29,012)             (39,087)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (9,794)               9,442                5,271
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (4,797)             (42,957)             (24,222)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $24,870             ($24,869)            $112,527
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Iberica de           Electro              Monasterio de
                                                                Energias S.L.        Metalurgica del      Rueda, S.L. [9]
                                                                                     Ebro, S.L. [8]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $22,409                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    22,409                                         -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             3,421                    -                    -
Depreciation, decommissioning and
  amortization                                                              3,850                    -
Property and other taxes                                                       96                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    7,367                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    15,042                    -                    -
Interest and dividend income                                                  266                    -                    -
Other nonoperating income (deductions)-net                                    231
Interest expense                                                           (8,320)                   -                    -
Other nonoperating deductions                                                (185)                   -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  7,034                    -                    -
Income taxes                                                                2,631
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           4,403                    -                    -
Retained earnings - beginning of year                                       1,220                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $5,623                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Hydro Energy B.V.    Consolidating        Hydro Energy B.V.
                                                                                     Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -              $22,409
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                              22,409
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                3,421
Depreciation, decommissioning and
  amortization                                                                  -                    -                3,850
Property and other taxes                                                        -                    -                   96
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                7,367
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -               15,042
Interest and dividend income                                                    -                                       266
Other nonoperating income (deductions)-net                                    $34                   $1                  266
Interest expense                                                                -                    -               (8,320)
Other nonoperating deductions                                                   -                    -                 (185)
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     34                    1                7,069
Income taxes                                                                   12                    1                2,644
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              22                    -                4,425
Retained earnings - beginning of year                                      (9,816)              $9,442                  846
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($9,794)              $9,442               $5,271
=============================================================== ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S.L. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Electro              Monasterio de        Iberica de
                                                              Metalurgica del      Rueda, S.L. [8]      Energias, S.L.
                                                              Ebro, S.L.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $55                    -               $6,582
Receivables - net                                                         3,236                    -                5,181
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        141                    -                  387
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      3,432                    -               12,150
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 7,589                    -               44,510
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                            40                    -                8,241
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         7,629                    -               52,751
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   39,848                    -                3,998
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   39,848                    -                3,998
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $50,909                    -              $68,899
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S.L. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Iberica de
                                                              Adjustments          Energias, S.L.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($3,769)              $2,868                    -
Receivables - net                                                        (1,677)               6,740                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        114                  642                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     (5,332)              10,250                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                49,215              101,314                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (10,282)              (2,001)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        38,933               99,313                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  (40,883)               2,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  (40,883)               2,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            ($7,282)            $112,526                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S.L. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Electro              Monasterio de        Iberica de
                                                              Metalurgica del      Rueda, S.L. [8]      Energias, S.L.
                                                              Ebro, S.L.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $5,421                    -               $2,373
Accounts payable                                                          2,084                    -                  804
Accrued taxes                                                                 -                    -                  650
Accrued interest                                                             72                    -                   98
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                 6,629                    -                  162
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                14,206                    -                4,087
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           30,940                    -               32,444
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    5
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    5
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           432                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 82                    -               17,721
Additional paid-in capital                                                  168                                    10,877
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  368                    -                2,397
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,713                    -                1,368
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         5,331                    -               32,363
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $50,909                    -              $68,899
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S.L. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Iberica de
                                                              Adjustments          Energias, S.L.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                                         -
Current portion of long-term debt                                         ($634)              $7,160                    -
Accounts payable                                                        (14,879)             (11,991)                   -
Accrued taxes                                                               516                1,166                    -
Accrued interest                                                          1,862                2,032                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -
Trading and price risk management
  liabilities                                                                                      -
Deferred unbilled revenue
Other current liabilities                                                (6,791)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (19,926)              (1,633)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           17,822               81,206                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,937                8,937                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                    (5)                   -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 (51)                 (51)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,881                8,886                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           103                  535                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              6,409               24,212                    -
Additional paid-in capital                                               (2,300)               8,745                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (17,813)             (15,048)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (458)               5,623                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (14,162)              23,532                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              ($7,282)            $112,526                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S.L. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Electro              Monasterio de        Iberica de
                                                                Metalurgica del      Rueda, S.L. [8]      Energias, S.L.
                                                                Ebro, S.L.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                           $7,262                    -              $11,161
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     7,262                                    11,161
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             1,207                    -                2,351
Depreciation, decommissioning and
  amortization                                                              2,380                    -                1,485
Property and other taxes                                                       43                    -                   56
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    3,630                    -                3,892
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     3,632                    -                7,269
Interest and dividend income                                                    9                    -                  474
Other nonoperating income (deductions)-net                                   (159)                   -                 (128)
Interest expense                                                           (3,400)                   -               (2,641)
Other nonoperating deductions                                                  (5)                   -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     77                    -                4,974
Income taxes                                                                  (31)                                    1,821
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             108                    -                3,153
Retained earnings - beginning of year                                       4,605                    -               (1,785)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $4,713                    -               $1,368
=============================================================== ==================== ==================== ====================

MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S.L. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Iberica de
                                                                Adjustments          Energias, S.L.
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                           $3,986              $22,409                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     3,986               22,409                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                              (137)               3,421                    -
Depreciation, decommissioning and
  amortization                                                                (15)               3,850
Property and other taxes                                                       (3)                  96                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     (155)               7,367                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     4,141               15,042                    -
Interest and dividend income                                                 (217)                 266                    -
Other nonoperating income (deductions)-net                                    518                  231
Interest expense                                                           (2,279)              (8,320)                   -
Other nonoperating deductions                                                (180)                (185)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  1,983                7,034                    -
Income taxes                                                                  841                2,631                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           1,142                4,403                    -
Retained earnings - beginning of year                                      (1,600)               1,220                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($458)              $5,623                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [7]      Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $50              $11,728                    -
Receivables - net                                                             -                6,014                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,327                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  814                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         50               22,884                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              614,763                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        70,660                    -              $36,146
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        70,660              614,763               36,146
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $70,710             $641,806              $36,146
============================================================= ==================== ==================== ====================

MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $18,461              $30,239                    -
Receivables - net                                                         7,044               13,058                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   4,158                8,485                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      1,105                1,919                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     30,768               53,701                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               457,883            1,072,646                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (106,806)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       351,077            1,072,646
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    9,320               13,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    9,320               13,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $391,165           $1,139,827                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [7]      Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $4,382                    -
Accounts payable                                                         $1,594              (71,903)              $9,239
Accrued taxes                                                                 -                  456                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,594              (67,065)               9,239
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              350,474                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (7)                  66               (1,550)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              288,811                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (7)             288,890               (1,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              (17,644)             (15,232)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               81,877                8,025               51,827
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,890               76,714              (23,370)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        69,123               69,507               28,457
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $70,710             $641,806              $36,146
============================================================= ==================== ==================== ====================

MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $3,901               $8,283                    -
Accounts payable                                                       (118,680)            (179,750)                   -
Accrued taxes                                                               438                  894                    -
Accrued interest                                                         13,479               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                       -
Trading and price risk management
  liabilities                                                                                      -
Deferred unbilled revenue                                                                          -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (100,862)            (157,094)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          312,134              662,608                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  40,166               38,675                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                               132,167              420,978                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  24                   37                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              172,357              459,690                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                        31,824               31,824                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                                       -                    -
Additional paid-in capital                                              111,229               78,353                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (189,007)             (47,278)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        53,490              111,724                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (24,288)             142,799                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $391,165           $1,139,827                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                                Partnership          Partnership [7]      Ltd
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $80,097              $21,851
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               80,097               21,851
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                8,932                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -               10,978                    -
Depreciation, decommissioning and
  amortization                                                                  -               14,347               21,850
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -               34,257               21,850
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -               45,840                    1
Interest and dividend income                                                   $2               13,303                  785
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -              (30,792)                   -
Other nonoperating deductions                                                   -              (36,696)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      2               (8,345)                 786
Income taxes                                                                    -              (14,461)              10,864
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               2                6,116              (10,078)
Retained earnings - beginning of year                                       4,888               70,598              (13,292)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $4,890              $76,714             ($23,370)
=============================================================== ==================== ==================== ====================

MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Latrobe Power Pty
                                                                Adjustments          Ltd Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $41,311             $143,259                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    41,311              143,259                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                        8,579               17,511                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            11,880               22,858                    -
Depreciation, decommissioning and
  amortization                                                            (10,519)              25,678
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    9,940               66,047                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    31,371               77,212                    -
Interest and dividend income                                                8,176               22,266                    -
Other nonoperating income (deductions)-net                                    (35)                 (35)
Interest expense                                                          (28,164)             (58,956)                   -
Other nonoperating deductions                                              36,696                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 48,044               40,487                    -
Income taxes                                                               14,881               11,284                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          33,163               29,203                    -
Retained earnings - beginning of year                                      46,802              108,996                    -
Dividends declared on common stock                                        (26,475)             (26,475)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $53,490             $111,724                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Latrobe Power Pty    Mission Energy
                                                              Energy Holdings      Ltd Consolidated     Ventures Australia
                                                              Pty Ltd                                   Pty Ltd
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,883              $30,239                    -
Receivables - net                                                           189               13,058                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                8,485                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        105                1,919                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,177               53,701                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 7,236            1,072,646                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                          (580)                   -                 $691
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         6,656            1,072,646                  691
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                       50               13,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       50               13,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $8,883           $1,139,827                 $691
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Traralgon Power      Loy Yang Holdings    Consolidating
                                                              Pty Ltd              Pty Ltd              Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -             ($30,239)
Receivables - net                                                             -                    -              (13,136)
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -               (8,485)
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -               (1,918)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -              (53,778)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -           (1,072,646)
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $32,263                    -              (32,264)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        32,263                    -           (1,104,910)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -              (13,480)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -              (13,480)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $32,263                    -          ($1,172,168)
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loy Yang Holdings
                                                              Pty Ltd
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,883                    -                    -
Receivables - net                                                           111                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        106                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,100                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 7,236                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           110                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         7,346
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                       50                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       50                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $9,496                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Latrobe Power Pty    Mission Energy
                                                              Energy Holdings      Ltd Consolidated     Ventures Australia
                                                              Pty Ltd                                   Pty Ltd
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                           $73               $8,283                    -
Accounts payable                                                        (14,009)            (179,750)                $176
Accrued taxes                                                                97                  894                  (64)
Accrued interest                                                              -               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (13,839)            (157,094)                 112
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                              268              662,608                   43
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,186               38,675                  (38)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              420,978                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  55                   37                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,241              459,690                  (38)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -               31,824                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -               78,353                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (4,909)             (47,278)                  40
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        26,122              111,724                  534
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        21,213              142,799                  574
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $8,883           $1,139,827                 $691
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Traralgon Power      Loy Yang Holdings    Consolidating
                                                              Pty Ltd              Pty Ltd              Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -              ($8,283)
Accounts payable                                                         $6,806                    -              174,112
Accrued taxes                                                                 -                    -                 (894)
Accrued interest                                                              -                    -              (13,479)
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 6,806                    -              151,456
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          133,067                    -             (795,593)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (1,659)                   -              (37,019)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -             (420,978)
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                  (37)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (1,659)                   -             (458,034)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -              (31,824)
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -              (78,353)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (87,462)                   -              135,850
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (18,489)                   -              (95,670)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (105,951)                   -              (38,173)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $32,263                    -          ($1,172,168)
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loy Yang Holdings
                                                              Pty Ltd
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                           $73                    -                    -
Accounts payable                                                        (12,665)                   -                    -
Accrued taxes                                                                33                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (12,559)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                              393                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,145                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  55                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,200                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (3,759)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        24,221                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        20,462                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $9,496                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Latrobe Power Pty    Mission Energy
                                                                Energy Holdings      Ltd Consolidated     Ventures Australia
                                                                Pty Ltd                                   Pty Ltd
                                                                Consolidated                              Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -             $143,259                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              $11,167                    -                 $279
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    11,167              143,259                  279
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -               17,511                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            13,895               22,858                    -
Depreciation, decommissioning and
  amortization                                                                521               25,678
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   14,416               66,047                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (3,249)              77,212                  279
Interest and dividend income                                                2,213               22,266                   14
Other nonoperating income (deductions)-net                                    (55)                 (35)
Interest expense                                                                -              (58,956)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (1,091)              40,487                  293
Income taxes                                                                 (370)              11,284                   95
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (721)              29,203                  198
Retained earnings - beginning of year                                      26,843               82,521                  336
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $26,122             $111,724                 $534
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Traralgon Power      Loy Yang Holdings    Consolidating
                                                                Pty Ltd              Pty Ltd              Adjustments
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -            ($143,259)
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                1,043
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                            (142,216)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              (17,511)
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -              (23,131)
Depreciation, decommissioning and
  amortization                                                                  -                    -              (25,669)
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -              (66,311)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -              (75,905)
Interest and dividend income                                                 $768                    -              (24,869)
Other nonoperating income (deductions)-net                                                                               33
Interest expense                                                                -                    -               58,956
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    768                    -              (41,785)
Income taxes                                                                9,359                    -              (20,652)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (8,591)                   -              (21,133)
Retained earnings - beginning of year                                      (9,898)                   -              (74,537)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          ($18,489)                   -             ($95,670)
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Loy Yang Holdings
                                                                Pty Ltd
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              $12,489                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    12,489                                         -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            13,622                    -                    -
Depreciation, decommissioning and
  amortization                                                                530                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   14,152                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (1,663)                   -                    -
Interest and dividend income                                                  392                    -                    -
Other nonoperating income (deductions)-net                                    (57)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (1,328)                   -                    -
Income taxes                                                                 (284)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (1,044)                   -                    -
Retained earnings - beginning of year                                      25,265                    -                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $24,221                    -                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Latrobe Power        Edison Mission
                                                              Energy Australia     Partnership [8]      Energy Australia
                                                              Ltd.                                      Pilbara Power Pty
                                                                                                        Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,114              $11,728                    -
Receivables - net                                                             6                6,014                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,327                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  814                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,120               22,883                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              614,763                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (1,151)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        (1,151)             614,763                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               ($31)            $641,806                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Mission Energy
                                                              Operation &          Operation &          Holdings Superannu-
                                                              Maintenance          Maintenance Loy      ation Fund Pty Ltd
                                                              Kwinana Pty Ltd      Yang Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                                       -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Kwinana Power        Edison Mission
                                                              (Kwinana) Pty Ltd    Partnership [8]      Energy Holdings
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $6,951                 $769
Receivables - net                                                             -                1,487                  184
Fuel inventory                                                                -                1,643                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   79                  105
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               10,160                1,058
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               80,492                1,164
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                          $571               25,214                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           571              105,706                1,164
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                2,064                   50
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                2,064                   50
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $571             $117,930               $2,272
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Edison Mission
                                                              Adjustments          Energy Holdings
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   ($18,679)              $1,883                    -
Receivables - net                                                        (7,502)                 189                    -
Fuel inventory                                                           (1,643)                   -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                  (4,327)                   -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                       (893)                 105                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (33,044)               2,177                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (689,183)               7,236                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (25,214)                (580)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (714,397)               6,656                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   (6,224)                  50                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (6,224)                  50                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($753,665)              $8,883                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Latrobe Power        Edison Mission
                                                              Energy Australia     Partnership [8]      Energy Australia
                                                              Ltd.                                      Pilbara Power Pty
                                                                                                        Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $4,382                    -
Accounts payable                                                       ($14,505)             (71,903)                   -
Accrued taxes                                                                 -                  456                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (14,505)             (67,065)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              350,474                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     200                   66                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              288,811                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  200              288,890                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                                   (15,232)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (2,052)             (14,209)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        16,326               98,948                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        14,274               69,507                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 ($31)            $641,806                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Mission Energy
                                                              Operation &          Operation &          Holdings Superannu-
                                                              Maintenance          Maintenance Loy      ation Fund Pty Ltd
                                                              Kwinana Pty Ltd      Yang Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,187)             ($3,382)                   -
Accrued taxes                                                                16                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                                            -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,171)              (3,382)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (193)              (1,265)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,364                4,647                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        $1,171               $3,382                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Kwinana Power        Edison Mission
                                                              (Kwinana) Pty Ltd    Partnership [8]      Energy Holdings
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $914                  $73
Accounts payable                                                           $112              (35,755)               4,955
Accrued taxes                                                                 -                 (581)                  81
Accrued interest                                                              -                2,429                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   112              (32,993)               5,109
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                              242               48,890                   92
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                 (836)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                7,449                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   81                   55
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                7,530                 (781)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  686                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                                               -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -               54,268                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  (41)              (3,044)               3,692
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           258               42,593               (5,840)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           217               93,817               (2,148)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $571             $117,930               $2,272
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Edison Mission
                                                              Adjustments          Energy Holdings
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       ($5,296)                 $73                    -
Accounts payable                                                        107,656              (14,009)                   -
Accrued taxes                                                               125                   97                    -
Accrued interest                                                         (2,429)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               100,056              (13,839)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (399,430)                 268                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,756                1,186                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                              (296,260)                   -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 (94)                  55                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (294,598)               1,241                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                          (686)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              (39,036)                   -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               12,203               (4,909)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (132,174)              26,122                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (159,007)              21,213                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($753,665)              $8,883                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Latrobe Power        Edison Mission
                                                                Energy Australia     Partnership [8]      Energy Australia
                                                                Ltd.                                      Pilbara Power Pty
                                                                                                          Ltd.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $80,097                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 $282                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       282               80,097                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                8,932                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                                               -
Other operation and maintenance                                               468               10,978                    -
Depreciation, decommissioning and
  amortization                                                                  -               14,347
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      468               34,257                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                      (186)              45,840                    -
Interest and dividend income                                                  527               13,303                    -
Other nonoperating income (deductions)-net                                                           -
Interest expense                                                                -              (30,792)                   -
Other nonoperating deductions                                                   -              (36,696)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    341               (8,345)                   -
Income taxes                                                                  116              (14,461)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             225                6,116
Retained earnings - beginning of year                                      16,101               92,832                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $16,326              $98,948                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Mission Energy
                                                                Operation &          Operation &          Holdings Superannu-
                                                                Maintenance          Maintenance Loy      ation Fund Pty Ltd
                                                                Kwinana Pty Ltd      Yang Pty Ltd
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                               $1,548               $7,549                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     1,548                7,549
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -
Other operation and maintenance                                             1,218                7,551                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    1,218                7,551                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       330                   (2)                   -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    330                   (2)                   -
Income taxes                                                                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             330                   (2)                   -
Retained earnings - beginning of year                                       1,034                4,649                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $1,364               $4,647                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Energy       Kwinana Power        Edison Mission
                                                                (Kwinana) Pty Ltd    Partnership [8]      Energy Holdings
                                                                                                          Pty Ltd
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $34,622                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 $267                    -               $1,519
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       267               34,622                1,519
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -               18,164                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                                               -                    -
Other operation and maintenance                                                 -                3,174                4,657
Depreciation, decommissioning and
  amortization                                                                                   3,366                  409
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -               24,704                5,066
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       267                9,918               (3,547)
Interest and dividend income                                                    -                1,881                1,686
Other nonoperating income (deductions)-net                                      -               21,623                  (21)
Interest expense                                                                -               (5,919)                  (6)
Other nonoperating deductions                                                   -                 (690)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    267               26,813               (1,888)
Income taxes                                                                   87                    -                 (525)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             180               26,813               (1,363)
Retained earnings - beginning of year                                          78               15,780               (4,477)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $258              $42,593              ($5,840)
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Edison Mission
                                                                Adjustments          Energy Holdings
                                                                                     Pty Ltd
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                        ($114,719)                   -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    2              $11,167                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  (114,717)              11,167
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      (27,096)                   -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           (14,151)              13,895                    -
Depreciation, decommissioning and
  amortization                                                            (17,601)                 521                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  (58,848)              14,416                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   (55,869)              (3,249)                   -
Interest and dividend income                                              (15,184)               2,213                    -
Other nonoperating income (deductions)-net                                (21,657)                 (55)                   -
Interest expense                                                           36,717                    -                    -
Other nonoperating deductions                                              37,386                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (18,607)              (1,091)                   -
Income taxes                                                               14,413                 (370)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (33,020)                (721)                   -
Retained earnings - beginning of year                                     (99,154)              26,843                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($132,174)             $26,122                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [8]      Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $50              $11,728                    -
Receivables - net                                                             -                6,014                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,327                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  814                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         50               22,883                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              614,763                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        70,660                    -              $36,146
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        70,660              614,763               36,146
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $70,710             $641,806              $36,146
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $18,461              $30,239                    -
Receivables - net                                                         7,044               13,058                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   4,158                8,485                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      1,105                1,919                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     30,768               53,701                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               457,883            1,072,646                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (106,806)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       351,077            1,072,646
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    9,320               13,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    9,320               13,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $391,165           $1,139,827                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [8]      Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $4,382                    -
Accounts payable                                                         $1,594              (71,903)              $9,239
Accrued taxes                                                                 -                  456                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,594              (67,065)               9,239
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              350,474                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (7)                  66               (1,550)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              288,811                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (7)             288,890               (1,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              (17,644)             (15,232)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               81,877                8,025               51,827
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         4,890               76,714              (23,370)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        69,123               69,507               28,457
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $70,710             $641,806              $36,146
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $3,901               $8,283                    -
Accounts payable                                                       (118,680)            (179,750)                   -
Accrued taxes                                                               438                  894                    -
Accrued interest                                                         13,479               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (100,862)            (157,094)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          312,134              662,608                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  40,166               38,675                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                               132,167              420,978                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  24                   37                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              172,357              459,690                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                        31,824               31,824                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              111,229               78,353                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (189,007)             (47,278)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        53,490              111,724                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (24,288)             142,799                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $391,165           $1,139,827                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                                Partnership          Partnership [8]      Ltd.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $80,097              $21,851
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                         80,097               21,851
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                8,932                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -               10,978                    -
Depreciation, decommissioning and
  amortization                                                                  -               14,347               21,850
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -               34,257               21,850
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -               45,840                    1
Interest and dividend income                                                   $2               13,303                  785
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -              (30,792)                   -
Other nonoperating deductions                                                   -              (36,696)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      2               (8,345)                 786
Income taxes                                                                    -              (14,461)              10,864
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               2                6,116              (10,078)
Retained earnings - beginning of year                                       4,888               70,598              (13,292)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $4,890              $76,714             ($23,370)
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Latrobe Power Pty
                                                                Adjustments          Ltd Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $41,311             $143,259                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    41,311              143,259                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                        8,579               17,511                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            11,880               22,858                    -
Depreciation, decommissioning and
  amortization                                                            (10,519)              25,678                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    9,940               66,047                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    31,371               77,212                    -
Interest and dividend income                                                8,176               22,266                    -
Other nonoperating income (deductions)-net                                    (35)                 (35)
Interest expense                                                          (28,164)             (58,956)                   -
Other nonoperating deductions                                              36,696                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 48,044               40,487                    -
Income taxes                                                               14,881               11,284
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          33,163               29,203                    -
Retained earnings - beginning of year                                      46,802              108,996                    -
Dividends declared on common stock                                        (26,475)             (26,475)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $53,490             $111,724                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Mission Energy
                                                              Partnership          Partnership [8]      Ventures Australia
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $50              $11,728                    -
Receivables - net                                                             -                6,014                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,327                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  814                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         50               22,883                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              614,763                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        70,660                    -                 $691
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        70,660              614,763                  691
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $70,710             $641,806                 $691
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Mission Energy
                                                              Adjustments          Ventures Australia
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   ($11,778)                   -                    -
Receivables - net                                                        (6,014)                   -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                  (4,327)                   -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                       (814)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (22,933)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (614,763)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (70,660)                $691                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (685,423)                 691
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   (4,160)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (4,160)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($712,516)                $691                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Mission Energy
                                                              Partnership          Partnership [8]      Ventures Australia
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $4,382                    -
Accounts payable                                                         $1,594              (71,903)                $176
Accrued taxes                                                                 -                  456                  (64)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,594              (67,065)                 112
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              350,474                   43
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (7)                  66                  (38)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              288,811                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (7)             288,890                  (38)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              (17,644)             (15,232)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               81,877              (14,209)                  40
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,890               98,948                  534
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        69,123               69,507                  574
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $70,710             $641,806                 $691
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Mission Energy
                                                              Adjustments          Ventures Australia
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       ($4,382)                   -                    -
Accounts payable                                                         70,309                 $176                    -
Accrued taxes                                                              (456)                 (64)                   -
Accrued interest                                                                                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                65,471                  112                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (350,474)                  43                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (59)                 (38)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                              (288,811)                   -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 (13)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (288,883)                 (38)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                                       -                    -
Additional paid-in capital                                               32,876                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (67,668)                  40                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                      (103,838)                 534                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (138,630)                 574                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($712,516)                $691                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Victoria     Latrobe Power        Mission Energy
                                                                Partnership          Partnership [8]      Ventures Australia
                                                                                                          Pty Ltd
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $80,097                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                 $279
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               80,097                  279
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                8,932                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -               10,978                    -
Depreciation, decommissioning and
  amortization                                                                  -               14,347
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -               34,257                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -               45,840                  279
Interest and dividend income                                                   $2               13,303                   14
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -              (30,793)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      2               28,350                  293
Income taxes                                                                    -                    -                   95
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               2               28,350                  198
Retained earnings - beginning of year                                       4,888               70,598                  336
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $4,890              $98,948                 $534
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Mission Energy
                                                                Adjustments          Ventures Australia
                                                                                     Pty Ltd
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         ($80,097)                   -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                 $279                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   (80,097)                 279                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       (8,932)                   -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           (10,978)                   -                    -
Depreciation, decommissioning and
  amortization                                                            (14,347)                   -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  (34,257)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   (45,840)                 279                    -
Interest and dividend income                                              (13,305)                  14                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                           30,793                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (28,352)                 293                    -
Income taxes                                                                    -                   95                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (28,352)                 198                    -
Retained earnings - beginning of year                                     (75,486)                 336                    -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($103,838)                $534                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [8]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $50              $11,728                    -
Receivables - net                                                             -                6,014                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,327                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  814                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         50               22,883                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              614,763                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        70,660                    -              $32,263
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        70,660              614,763               32,263
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $70,710             $641,806              $32,263
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   ($11,778)                   -                    -
Receivables - net                                                        (6,014)                   -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                  (4,327)                   -                    -
Accumulated deferred income taxes - net
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                       (814)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (22,933)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (614,763)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (70,660)             $32,263                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (685,423)              32,263                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   (4,160)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (4,160)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($712,516)             $32,263                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [8]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $4,382                    -
Accounts payable                                                         $1,594              (71,903)              $6,806
Accrued taxes                                                                 -                  456                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,594              (67,065)               6,806
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              350,474              133,067
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (7)                  66               (1,659)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              288,811                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (7)             288,890               (1,659)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              (17,644)             (15,232)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               81,877              (14,209)             (87,462)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,890               98,948              (18,489)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        69,123               69,507             (105,951)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $70,710             $641,806              $32,263
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       ($4,382)                   -                    -
Accounts payable                                                         70,309               $6,806                    -
Accrued taxes                                                              (456)                   -                    -
Accrued interest                                                                                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                65,471                6,806                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (350,474)             133,067                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (59)              (1,659)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                              (288,811)                   -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 (13)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (288,883)              (1,659)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                                       -                    -
Additional paid-in capital                                               32,876                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (67,668)             (87,462)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                      (103,838)             (18,489)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (138,630)            (105,951)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($712,516)             $32,263                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Victoria     Latrobe Power        Traralgon Power
                                                                Partnership          Partnership [8]      Pty Ltd
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $80,097                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               80,097                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                8,932                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -               10,978                    -
Depreciation, decommissioning and
  amortization                                                                  -               14,347
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -               34,257                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -               45,840                    -
Interest and dividend income                                                   $2               13,303                 $768
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -              (30,793)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      2               28,350                  768
Income taxes                                                                    -                    -                9,359
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               2               28,350               (8,591)
Retained earnings - beginning of year                                       4,888               70,598               (9,898)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $4,890              $98,948             ($18,489)
=============================================================== ==================== ==================== ====================

MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        Traralgon Power
                                                                Adjustments          Pty Ltd
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         ($80,097)                   -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   (80,097)                                        -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       (8,932)                   -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                           (10,978)                   -                    -
Depreciation, decommissioning and
  amortization                                                            (14,347)                   -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  (34,257)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                   (45,840)                   -                    -
Interest and dividend income                                              (13,305)                $768                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                           30,793                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                (28,352)                 768                    -
Income taxes                                                                                     9,359
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                         (28,352)              (8,591)                   -
Retained earnings - beginning of year                                     (75,486)              (9,898)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($103,838)            ($18,489)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                              Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                              L.S.                 Ticaret L.S.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $20,945                 $223                   $9
Receivables - net                                                        27,929                  163                   15
Fuel inventory                                                            3,618                    -                    -
Materials and supplies, at average cost                                   2,800                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        180                    3                    4
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     55,472                  389                   28
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               140,123                   72                   26
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       140,123                   72                   26
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   36,005                    -                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   36,005                    -                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $231,600                 $461                  $56
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $20                ($232)             $20,965
Receivables - net                                                             -                 (177)              27,930
Fuel inventory                                                                -                   (1)               3,617
Materials and supplies, at average cost                                       -                    -                2,800
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   (7)                 180
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         20                 (417)              55,492
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 8,073                  (97)             148,197
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           100                 (100)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                        37,596              (37,596)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        45,769              (37,793)             148,197
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                      381                   (2)              36,386
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      381                   (2)              36,386
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $46,170             ($38,212)            $240,075
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                              Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                              L.S.                 Ticaret L.S.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $11,281                    -                    -
Accounts payable                                                         32,742                 $460                 $398
Accrued taxes                                                             3,973                    1                   27
Accrued interest                                                          5,646                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                 1,287                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                54,929                  461                  425
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          107,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 (10,300)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                23,727                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  97                    1                   59
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               13,524                    1                   59
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           253                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                224                   59                   59
Additional paid-in capital                                               43,343                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                  (93)                (694)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        12,158                   33                  207
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        55,725                   (1)                (428)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $231,600                 $461                  $56
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -              $11,281
Accounts payable                                                         $8,175              ($3,704)              38,071
Accrued taxes                                                               392                  (28)               4,365
Accrued interest                                                              -                    -                5,646
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                                            -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                                                               -
Other current liabilities                                                     -                    -                1,287
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 8,567               (3,732)              60,650
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -              107,169
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -              (10,300)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                 1,532                    -               25,259
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                  (60)                  97
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,532                  (60)              15,056
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  253
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 30                 (298)                  74
Additional paid-in capital                                               37,087              (34,673)              45,757
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                  787                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,046)                (236)              11,116
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        36,071              (34,420)              56,947
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $46,170             ($38,212)            $240,075
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                                Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                                L.S.                 Ticaret L.S.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $98,944                 $339                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    98,944                  339                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       60,130                  290                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             3,813                   47               $1,128
Depreciation, decommissioning and
  amortization                                                              8,046                   15                    2
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   71,989                  352                1,130
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    26,955                  (13)              (1,130)
Interest and dividend income                                                1,675                    -                    -
Other nonoperating income (deductions)-net                                   (321)                  71                1,880
Interest expense                                                          (17,885)                   -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 10,424                   58                  750
Income taxes                                                                 (719)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          11,143                   58                  750
Retained earnings - beginning of year                                       1,015                  (25)                (543)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $12,158                  $33                 $207
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                     Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                ($339)             $98,944
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                 (339)              98,944
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                 (290)              60,130
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            $1,420               (1,176)               5,232
Depreciation, decommissioning and
  amortization                                                                450                  (16)               8,497
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    1,870               (1,482)              73,859
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (1,870)               1,143               25,085
Interest and dividend income                                                1,315                    -                2,990
Other nonoperating income (deductions)-net                                     55               (1,950)                (265)
Interest expense                                                                -                    -              (17,885)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   (500)                (807)               9,925
Income taxes                                                                  482                   (5)                (242)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (982)                (802)              10,167
Retained earnings - beginning of year                                         (64)                 566                  949
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($1,046)               ($236)             $11,116
=============================================================== ==================== ==================== ====================






MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       MEC Esenyurt B.V.    MEC IES B.V.
                                                              Energy               Consolidated
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $31              $20,965                  $83
Receivables - net                                                            15               27,930                    -
Fuel inventory                                                                -                3,617                    -
Materials and supplies, at average cost                                       -                2,800                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                         20                  180                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         66               55,492                   83
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   127              148,197                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  751
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           127              148,197                  751
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        2               36,386                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        2               36,386                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $195             $240,075                 $834
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              ISAB Energy          MEC India B.V.       Edison Mission
                                                              Services s.r.l. [7]                       Energy Power [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $13                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                  $13                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Indo Coal B.V.   MEC Indonesia B.V.   MEC Laguna Power
                                                                                                        B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $454                  $16                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        454                   16                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        22,393              127,057               $4,884
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        22,393              127,057                4,884
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  936                   48
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  936                   48
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $22,847             $128,009               $4,932
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Gulf Power           MEC Perth B.V.       MEC Priolo B.V.
                                                              Generation Co.
                                                              Ltd. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $6,951                  $14
Receivables - net                                                             -                1,487                    -
Fuel inventory                                                                -                1,642                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   78                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               10,158                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               62,779                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               35,423
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               62,779               35,423
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                2,064                  118
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                2,064                  118
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $75,001              $35,555
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC San Pascual      MEC Sidi Krir B.V.   MEC Sumatra B.V.
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $12                  $10
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   12                   10
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $4,710                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         4,710                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                       45                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       45                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $4,755                  $12                  $10
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Wales B.V.       Mission Energy       P.T. Edison
                                                              Consolidated         Italia s.r.l.        Mission Operation
                                                                                                        and Maintenance
                                                                                                        Indonesia
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $154                 $250               $2,515
Receivables - net                                                             -                  415                  357
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                       -                    -                    -
Prepayments and other current assets                                          -                  164                  541
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        154                  829                3,413
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                  248                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (155,784)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (155,784)                 248                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    1,800                   25                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,800                   25                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,830)              $1,102               $3,413
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC International    Consolidating        MEC International
                                                              Holdings B.V.        Adjustments          Holdings B.V.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $13             ($31,468)                 $13
Receivables - net                                                             -              (30,204)                   -
Fuel inventory                                                                -               (5,259)                   -
Materials and supplies, at average cost                                       -               (2,800)                   -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                 (983)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         13              (70,714)                  13
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -             (211,351)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         5,701              (39,434)               5,701
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         5,701             (250,785)               5,701
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -              (41,424)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              (41,424)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,714            ($362,923)              $5,714
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       MEC Esenyurt B.V.    MEC IES B.V.
                                                              Energy               Consolidated
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $11,281                    -
Accounts payable                                                         $1,252               38,071                 $410
Accrued taxes                                                              (137)               4,365                 (106)
Accrued interest                                                             85                5,646                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                                         -
Other current liabilities                                                    97                1,287                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,297               60,650                  304
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              107,169                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              (10,300)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -               25,259                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   97                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               15,056                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  253                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 25                   74                   25
Additional paid-in capital                                                  207               45,757                   92
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,334)              11,116                  413
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (1,102)              56,947                  530
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $195             $240,075                 $834
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              ISAB Energy          MEC India B.V.       Edison Mission
                                                              Services s.r.l. [7]                       Energy Power [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $31                    -
Accrued taxes                                                                 -                  (13)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   18                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   23                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (28)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                   (5)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                  $13                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Indo Coal B.V.   MEC Indonesia B.V.   MEC Laguna Power
                                                                                                        B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $26                  $16                  $76
Accrued taxes                                                               173                  (58)                 (12)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   199                  (42)                  64
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 22                   21                   22
Additional paid-in capital                                               14,225              126,848                4,868
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                         8,401                1,182                  (22)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        22,648              128,051                4,868
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $22,847             $128,009               $4,932
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Gulf Power           MEC Perth B.V.       MEC Priolo B.V.
                                                              Generation Co.
                                                              Ltd. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $914                    -
Accounts payable                                                              -              (24,525)               ($515)
Accrued taxes                                                                 -                 (581)                 161
Accrued interest                                                              -                2,429                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (21,763)                (353)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               72,902                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               (3,596)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                7,449                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   81                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                3,934                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                7,216                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   23                   21
Additional paid-in capital                                                    -                    -               51,350
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (9,098)                 188
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               21,787              (15,651)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               12,712               35,908
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $75,001              $35,555
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC San Pascual      MEC Sidi Krir B.V.   MEC Sumatra B.V.
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $74                  $24                  $24
Accrued taxes                                                               (14)                 (11)                 (12)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    60                   13                   12
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment                                                                                         -
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 22                   25                   25
Additional paid-in capital                                                4,710                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (37)                 (26)                 (27)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,695                   (1)                  (2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $4,755                  $12                  $10
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Wales B.V.       Mission Energy       P.T. Edison
                                                              Consolidated         Italia s.r.l.        Mission Operation
                                                                                                        and Maintenance
                                                                                                        Indonesia
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                      ($306,558)                $148                 $640
Accrued taxes                                                              (937)                 248                  691
Accrued interest                                                        (29,155)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                  208                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (336,650)                 604                1,331
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment                                               -                    -                    -
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                  727                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                 (379)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                  348                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            135,247                   12                    -
Additional paid-in capital                                                    -                    -                1,500
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  125                   (1)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        47,448                  139                  582
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       182,820                  150                2,082
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,830)              $1,102               $3,413
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC International    Consolidating        MEC International
                                                              Holdings B.V.        Adjustments          Holdings B.V.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -             ($12,195)                   -
Accounts payable                                                           ($16)             290,806                 ($16)
Accrued taxes                                                               (20)              (3,757)                 (20)
Accrued interest                                                              -               20,995                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -               (1,593)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (36)             294,256                  (36)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -             (180,071)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               13,896                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              (33,435)                   -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                  201                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              (19,337)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -               (7,469)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 20             (135,587)                  20
Additional paid-in capital                                                5,231             (249,557)               5,231
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                8,786                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           499              (73,943)                 499
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         5,750             (450,301)               5,750
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,714            ($362,923)              $5,714
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       MEC Esenyurt B.V.    MEC IES B.V.
                                                                Energy               Consolidated
                                                                International B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $98,944                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 $306                    -                 $834
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       306               98,944                  834
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -               60,130                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               516                5,232                  226
Depreciation, decommissioning and
  amortization                                                                 52                8,497                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      568               73,859                  226
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                      (262)              25,085                  608
Interest and dividend income                                                    1                2,990                    2
Other nonoperating income (deductions)-net                                     30                 (265)                   1
Interest expense                                                                -              (17,885)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   (231)               9,925                  611
Income taxes                                                                   86                 (242)                  (2)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (317)              10,167                  613
Retained earnings - beginning of year                                      (1,017)                 949                 (200)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($1,334)             $11,116                 $413
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                ISAB Energy          MEC India B.V.       Edison Mission
                                                                Services s.r.l. [7]                       Energy Power [7]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                  ($5)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                   (5)                   -
Income taxes                                                                    -                   (1)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                   (4)                   -
Retained earnings - beginning of year                                           -                  (24)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 ($28)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC Indo Coal B.V.   MEC Indonesia B.V.   MEC Laguna Power
                                                                                                          B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                 $570                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       570                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                22                    -                    -
Depreciation, decommissioning and
  amortization                                                                586                  $42                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      608                   42                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       (38)                 (42)                   -
Interest and dividend income                                                   35                    -                    -
Other nonoperating income (deductions)-net                                    284                   (6)                 ($3)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    281                  (48)                  (3)
Income taxes                                                               (2,927)                  (2)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           3,208                  (46)                  (3)
Retained earnings - beginning of year                                       5,193                1,228                  (19)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $8,401               $1,182                 ($22)
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Gulf Power           MEC Perth B.V.       MEC Priolo B.V.
                                                                Generation Co.
                                                                Ltd. [7]
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $34,622                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -             ($13,968)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               34,622              (13,968)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -               18,164                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                2,558                  582
Depreciation, decommissioning and
  amortization                                                                  -                3,139                    -
Property and other taxes                                                        -                    -                  575
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -               23,861                1,157
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -               10,761              (15,125)
Interest and dividend income                                                    -                1,867                    -
Other nonoperating income (deductions)-net                                      -                8,357                    7
Interest expense                                                                -               (5,730)                   -
Other nonoperating deductions                                                   -                 (949)                   -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -               14,306              (15,118)
Income taxes                                                                    -                4,767                    5
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                9,539              (15,123)
Retained earnings - beginning of year                                           -               12,248                 (528)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              $21,787             ($15,651)
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC San Pascual      MEC Sidi Krir B.V.   MEC Sumatra B.V.
                                                                B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $6                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        6                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                        (6)                   -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                     (9)                 ($5)                 ($5)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    (15)                  (5)                  (5)
Income taxes                                                                   (3)                  (2)                  (2)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             (12)                  (3)                  (3)
Retained earnings - beginning of year                                         (25)                 (23)                 (24)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($37)                ($26)                ($27)
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC Wales B.V.       Mission Energy       P.T. Edison
                                                                Consolidated         Italia s.r.l.        Mission Operation
                                                                                                          and Maintenance
                                                                                                          Indonesia
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -               $2,294               $6,080
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                2,294                6,080
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                2,525                4,961
Depreciation, decommissioning and
  amortization                                                                $51                   65                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       51                2,590                4,961
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       (51)                (296)               1,119
Interest and dividend income                                               14,002                    5                    -
Other nonoperating income (deductions)-net                                     92                   14                  (20)
Interest expense                                                                -                    -                   71
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 14,043                 (277)               1,170
Income taxes                                                                   34                 (158)                 428
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          14,009                 (119)                 742
Retained earnings - beginning of year                                     300,439                  258                 (160)
Dividends declared on common stock                                       (267,000)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $47,448                 $139                 $582
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                MEC International    Consolidating        MEC International
                                                                Holdings B.V.        Adjustments          Holdings B.V.
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -            ($133,566)                   -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                3,884                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -             (129,682)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -              (78,294)                   -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -              (16,628)                   -
Depreciation, decommissioning and
  amortization                                                                  -              (12,432)                   -
Property and other taxes                                                        -                 (575)                   -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -             (107,929)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -              (21,753)                   -
Interest and dividend income                                                    -              (18,902)                   -
Other nonoperating income (deductions)-net                                    ($7)              (8,467)                 ($7)
Interest expense                                                                -               23,544                    -
Other nonoperating deductions                                                   -                  949                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                     (7)             (24,629)                  (7)
Income taxes                                                                   (2)              (1,981)                  (2)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                              (5)             (22,648)                  (5)
Retained earnings - beginning of year                                         504             (318,295)                 504
Dividends declared on common stock                                              -              267,000                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $499             ($73,943)                $499
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                              Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                              L.S.                 Ticaret L.S.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $20,945                 $223                   $9
Receivables - net                                                        27,929                  163                   15
Fuel inventory                                                            3,618                    -                    -
Materials and supplies, at average cost                                   2,800                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        180                    3                    4
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     55,472                  389                   28
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               140,123                   72                   26
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       140,123                   72                   26
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   36,005                    -                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   36,005                    -                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $231,600                 $461                  $56
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $20                ($232)             $20,965
Receivables - net                                                             -                 (177)              27,930
Fuel inventory                                                                -                   (1)               3,617
Materials and supplies, at average cost                                       -                    -                2,800
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                   (7)                 180
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         20                 (417)              55,492
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 8,073                  (97)             148,197
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           100                 (100)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                        37,596              (37,596)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        45,769              (37,793)             148,197
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                      381                   (2)              36,386
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      381                   (2)              36,386
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $46,170             ($38,212)            $240,075
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                              Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                              L.S.                 Ticaret L.S.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $11,281                    -                    -
Accounts payable                                                         32,742                 $460                 $398
Accrued taxes                                                             3,973                    1                   27
Accrued interest                                                          5,646                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                 1,287                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                54,929                  461                  425
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          107,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 (10,300)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                23,727                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                  97                    1                   59
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               13,524                    1                   59
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           253                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                224                   59                   59
Additional paid-in capital                                               43,343                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                  (93)                (694)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        12,158                   33                  207
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        55,725                   (1)                (428)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $231,600                 $461                  $56
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -              $11,281
Accounts payable                                                         $8,175              ($3,704)              38,071
Accrued taxes                                                               392                  (28)               4,365
Accrued interest                                                              -                    -                5,646
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                1,287
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 8,567               (3,732)              60,650
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -              107,169
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -              (10,300)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                 1,532                    -               25,259
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                  (60)                  97
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,532                  (60)              15,056
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  253
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 30                 (298)                  74
Additional paid-in capital                                               37,087              (34,673)              45,757
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                  787                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,046)                (236)              11,116
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        36,071              (34,420)              56,947
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $46,170             ($38,212)            $240,075
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                                Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                                Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                                L.S.                 Ticaret L.S.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $98,944                 $339                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    98,944                  339                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                       60,130                  290                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             3,813                   47               $1,128
Depreciation, decommissioning and
  amortization                                                              8,046                   15                    2
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   71,989                  352                1,130
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    26,955                  (13)              (1,130)
Interest and dividend income                                                1,675                    -                    -
Other nonoperating income (deductions)-net                                   (321)                  71                1,880
Interest expense                                                          (17,885)                   -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 10,424                   58                  750
Income taxes                                                                 (719)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          11,143                   58                  750
Retained earnings - beginning of year                                       1,015                  (25)                (543)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $12,158                  $33                 $207
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                                MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                     Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                ($339)             $98,944
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                 (339)              98,944
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                 (290)              60,130
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            $1,420               (1,176)               5,232
Depreciation, decommissioning and
  amortization                                                                450                  (16)               8,497
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    1,870               (1,482)              73,859
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (1,870)               1,143               25,085
Interest and dividend income                                                1,315                    -                2,990
Other nonoperating income (deductions)-net                                     55               (1,950)                (265)
Interest expense                                                                -                    -              (17,885)
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   (500)                (807)               9,925
Income taxes                                                                  482                   (5)                (242)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            (982)                (802)              10,167
Retained earnings - beginning of year                                         (64)                 566                  949
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($1,046)               ($236)             $11,116
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               $4,710
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                4,710
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -               $4,755
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               $4,710                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              4,710                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $4,755                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                  $74
Accrued taxes                                                                 -                    -                  (14)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                                            -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                   60
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   22
Additional paid-in capital                                                                                          4,710
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                             -                    -                  (37)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                4,695
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -               $4,755
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $74                    -
Accrued taxes                                                                 -                  (14)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   60                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   22                    -
Additional paid-in capital                                                                     4,710                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (37)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                4,695                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $4,755                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                San Pascual          Morningstar          MEC San Pascual
                                                                Cogeneration         Holdings B.V.        B.V.
                                                                Company
                                                                International B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                   $6
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    6
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                   (6)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                   (9)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                  (15)
Income taxes                                                                    -                    -                   (3)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                                                                       (12)
Retained earnings - beginning of year                                           -                    -                  (25)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                 ($37)
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        MEC San Pascual
                                                                Adjustments          B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                   $6                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    6                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                   (6)                   -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                   (9)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  (15)                   -
Income taxes                                                                    -                   (3)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                                                  (12)                   -
Retained earnings - beginning of year                                           -                  (25)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 ($37)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $154                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                6,167              ($6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                6,321               (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     ($153,180)              62,355              (64,959)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (153,180)              62,355              (64,959)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                1,800                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                1,800                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,180)             $70,476             ($71,126)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------


Cash and equivalents                                                       $154                    -                    -
Receivables - net                                                                                  -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        154                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (155,784)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (155,784)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    1,800                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,800                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,830)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -            ($306,558)                   -
Accrued taxes                                                                 -                5,230              ($6,167)
Accrued interest                                                              -              (29,155)                   -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (330,483)              (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           $135,248                   25                  (26)
Additional paid-in capital                                                    -              276,698             (276,698)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               35,352              (35,227)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (288,428)              88,884              246,992
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (153,180)             400,959              (64,959)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,180)             $70,476             ($71,126)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                      ($306,558)                   -                    -
Accrued taxes                                                              (937)                   -                    -
Accrued interest                                                        (29,155)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (336,650)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            135,247                    -                    -
Additional paid-in capital                                                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  125                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        47,448                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       182,820                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,830)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                  $51                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                   51                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                  (51)                   -
Interest and dividend income                                                  -               14,002                    -
Other nonoperating income (deductions)-net                                    -                   92                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -               14,043                    -
Income taxes                                                                  -                   34                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -               14,009                    -
Retained earnings - beginning of year                                   $80,440               74,875             $145,124
Dividends declared on common stock                                     (368,868)                   -              101,868
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($288,428)             $88,884             $246,992
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                              $51                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     51                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     (51)                   -                    -
Interest and dividend income                                             14,002                    -                    -
Other nonoperating income (deductions)-net                                   92                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               14,043                    -                    -
Income taxes                                                                 34                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        14,009
Retained earnings - beginning of year                                   300,439                    -                    -
Dividends declared on common stock                                     (267,000)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $47,448                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -            ($153,180)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -             (153,180)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610                    -             ($55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610                    -              (55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610            ($153,180)            ($55,610)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     ($153,180)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (153,180)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
                                                                              -
Total deferred charges                                                                             -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,180)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $551                    -                ($551)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   551                    -                 (551)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610                    -              (55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -             $135,248                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (194)                   -                  194
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (357)            (288,428)                 357
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (551)            (153,180)                 551
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610            ($153,180)            ($55,610)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           $135,248                    -                    -
Additional paid-in capital                                                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (288,428)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (153,180)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,180)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $210                    -                ($210)
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    210                    -                 (210)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (210)                   -                  210
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (10)                   -                   10
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (220)                   -                  220
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (220)                   -                  220
Retained earnings - beginning of year                                      (137)             $80,440                  137
Dividends declared on common stock                                            -             (368,868)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($357)           ($288,428)                $357
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                    -                    -
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                    -                    -
Retained earnings - beginning of year                                   $80,440                    -                    -
Dividends declared on common stock                                     (368,868)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($288,428)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $697,905                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              697,905                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $697,905                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              697,905                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $18,450                 ($95)
Receivables - net                                                             -                7,044                  177
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,157                8,485
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  782                  186
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               30,433                8,753
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              494,353            1,038,063
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              494,353            1,038,063
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                9,330                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                9,330                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $534,116           $1,046,816
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -              $32,488
Receivables - net                                                             -                    -               34,851
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                1,494
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -               13,099
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -               81,934
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            1,199,483
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $697,905                    -             (169,327)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       697,905                    -            1,030,156
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $697,905                    -           $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $30,453               $2,011                    -
Receivables - net                                                        29,408               27,654                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,495                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      4,905                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     66,261               29,665                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               693,280                  158                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       148,710                8,500                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       841,990                8,658                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $908,251              $38,323                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             ($83,307)                   -
Receivables - net                                                             -              (99,134)                   -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -              (15,630)                   -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -              (18,973)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -             (217,044)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -           (3,425,337)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -           (2,081,598)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -           (5,506,935)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610             (353,870)             $55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610             (353,870)              55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610          ($6,077,849)             $55,610
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $8,283              ($8,283)
Accounts payable                                                             $4              225,820             (239,294)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     4              247,582             (247,577)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              657,047             (657,047)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (1)                   -                   (1)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (1)                   -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              697,905
Additional paid-in capital                                                                         -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (3)              31,303              (31,373)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -             (238,027)             238,093
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($3)            (206,724)            $904,625
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $8,283              ($8,283)
Accounts payable                                                           $735              225,820             (239,294)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   735              247,582             (247,577)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610              657,047             (657,047)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                   (1)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              697,905
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  330               31,303              (31,373)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,065)            (238,027)             238,093
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (735)            (206,724)            $904,625
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $3,900                    -
Accounts payable                                                              -             (104,482)              $4,654
Accrued taxes                                                                 -                  438                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                       -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (100,144)               4,654
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              367,755                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               40,168                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              132,167                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   12                   36
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              172,347                   36
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -               36,146                    -
Additional paid-in capital                                                                         -              792,793
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (10,692)             (62,564)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               68,704              311,897
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               94,158            1,042,126
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $534,116           $1,046,816
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $8,283              ($8,283)                   -
Accounts payable                                                        225,820             (239,294)              $8,742
Accrued taxes                                                                 -                    -                9,936
Accrued interest                                                         13,479                    -               23,165
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                9,687
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               247,582             (247,577)              51,530
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          657,047             (657,047)             625,119
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (1)             246,938
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                  892
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (1)             247,830
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              697,905              181,986
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               31,303              (31,373)              74,625
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (238,027)             238,093              219,928
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (206,724)            $904,625              476,539
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $697,905                    -           $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $26,919                    -
Accounts payable                                                           $685              (22,329)                   -
Accrued taxes                                                             9,936                    -                    -
Accrued interest                                                              3               23,162                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 9,687                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                20,311               27,752                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (6,258)               7,225                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,584                   19                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (121,670)                 382                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       410,284                2,945                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       894,198                3,346                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $908,251              $38,323                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -             ($30,819)                   -
Accounts payable                                                           $551              152,413                 $551
Accrued taxes                                                                 -              (20,310)                   -
Accrued interest                                                              -              (86,767)                   -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                                            -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -              (19,374)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   551               (4,857)                 551
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610           (1,049,451)              55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -             (287,102)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -             (132,167)                   -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                 (940)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -             (420,209)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -           (2,917,450)                   -
Additional paid-in capital                                                    -             (792,793)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (194)             119,802                 (194)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (357)          (1,012,891)                (357)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (551)          (4,603,332)                (551)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610          ($6,077,849)             $55,610
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -                    -
Interest and dividend income                                                  -                 $190              $57,783
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -              (58,024)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -              (57,834)              57,783
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -              (57,834)              57,783
Retained earnings - beginning of year                                         -             (180,193)             180,310
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -            ($238,027)            $238,093
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $454                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    454                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (454)                   -                    -
Interest and dividend income                                                  -                 $190              $57,783
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (20)             (58,024)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (474)             (57,834)              57,783
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (474)             (57,834)              57,783
Retained earnings - beginning of year                                      (591)            (180,193)             180,310
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,065)           ($238,027)            $238,093
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $63,162                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               63,162                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,581              $17,459
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               10,566               18,049
Depreciation, decommissioning and
  amortization                                                                -               12,006                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               31,153               35,508
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -               32,009              (35,508)
Interest and dividend income                                                  -                7,213                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -              (27,448)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -               11,774              (35,508)
Income taxes                                                                  -                1,931                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                9,843              (35,508)
Retained earnings - beginning of year                                         -               58,861              347,405
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $68,704             $311,897
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -             $336,448
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -              336,448
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -               71,535
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -               44,545
Depreciation, decommissioning and
  amortization                                                                -                    -               22,157
Property and other taxes                                                      -                    -               15,949
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -              154,186
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -              182,262
Interest and dividend income                                               $190              $57,783                4,717
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                        (58,024)                   -              (56,448)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              (57,834)              57,783              130,531
Income taxes                                                                  -                    -               37,084
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (57,834)              57,783               93,447
Retained earnings - beginning of year                                  (180,193)             180,310              246,597
Dividends declared on common stock                                            -                    -             (120,116)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($238,027)            $238,093             $219,928
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $336,448                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 336,448                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     70,701                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          35,391                 ($18)                   -
Depreciation, decommissioning and
  amortization                                                           10,692                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                133,847                  (18)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                 202,601                   18                    -
Interest and dividend income                                              2,931               56,122                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                             (2)             (56,446)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              205,530                 (306)                   -
Income taxes                                                             34,381                   (4)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       171,149                 (302)
Retained earnings - beginning of year                                   239,135                3,247                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $410,284               $2,945                    -
============================================================= ==================== ==================== ====================

MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -            ($736,058)                   -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -             (736,058)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -             (168,276)                   -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $210             (108,987)                $210
Depreciation, decommissioning and
  amortization                                                                -              (44,855)                   -
Property and other taxes                                                      -              (33,012)                   -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    210             (355,130)                 210
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (210)            (380,928)                (210)
Interest and dividend income                                                  -             (244,902)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (10)             314,436                  (10)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (220)            (311,394)                (220)
Income taxes                                                                  -              (73,392)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (220)            (238,002)                (220)
Retained earnings - beginning of year                                      (137)            (895,005)                (137)
Dividends declared on common stock                                            -              120,116                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($357)         ($1,012,891)               ($357)
============================================================= ==================== ==================== ====================





MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               $4,710
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                4,710
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -               $4,755
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               $4,710                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                4,710                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $4,755                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                  $74
Accrued taxes                                                                 -                    -                  (14)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                   60
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   22
Additional paid-in capital                                                                                          4,710
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                             -                    -                  (37)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                4,695
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -               $4,755
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $74                    -
Accrued taxes                                                                 -                  (14)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   60                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   22                    -
Additional paid-in capital                                                                     4,710                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (37)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                4,695                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $4,755                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                San Pascual          Morningstar          MEC San Pascual
                                                                Cogeneration         Holdings B.V.        B.V.
                                                                Company
                                                                International B.V.
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                    -                   $6
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    -                    6
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                    -                   (6)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                   (9)
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                    -                  (15)
Income taxes                                                                    -                    -                   (3)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                    -                  (12)
Retained earnings - beginning of year                                           -                    -                  (25)
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                    -                 ($37)
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Consolidating        MEC San Pascual
                                                                Adjustments          B.V. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                   $6                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                    6                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                         -                   (6)                   -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                   (9)                   -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                      -                  (15)                   -
Income taxes                                                                    -                   (3)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                               -                  (12)                   -
Retained earnings - beginning of year                                           -                  (25)                   -
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 ($37)                   -
=============================================================== ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $154                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                6,167              ($6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                6,321               (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     ($153,180)              62,355              (64,959)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (153,180)              62,355              (64,959)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                1,800                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                1,800                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,180)             $70,476             ($71,126)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------


Cash and equivalents                                                       $154                    -                    -
Receivables - net                                                                                  -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        154                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (155,784)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (155,784)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    1,800                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,800                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,830)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -            ($306,558)                   -
Accrued taxes                                                                 -                5,230              ($6,167)
Accrued interest                                                              -              (29,155)                   -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (330,483)              (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           $135,248                   25                  (26)
Additional paid-in capital                                                    -              276,698             (276,698)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               35,352              (35,227)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (288,428)              88,884              246,992
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (153,180)             400,959              (64,959)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,180)             $70,476             ($71,126)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                      ($306,558)                   -                    -
Accrued taxes                                                              (937)                   -                    -
Accrued interest                                                        (29,155)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (336,650)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            135,247                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  125                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        47,448                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       182,820                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,830)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                  $51                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                   51                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                  (51)                   -
Interest and dividend income                                                  -               14,002                    -
Other nonoperating income (deductions)-net                                    -                   92                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -               14,043                    -
Income taxes                                                                  -                   34                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -               14,009                    -
Retained earnings - beginning of year                                   $80,440               74,875             $145,124
Dividends declared on common stock                                     (368,868)                   -              101,868
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($288,428)             $88,884             $246,992
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                              $51                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     51                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     (51)                   -                    -
Interest and dividend income                                             14,002                    -                    -
Other nonoperating income (deductions)-net                                   92                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               14,043                    -                    -
Income taxes                                                                 34                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        14,009                    -                    -
Retained earnings - beginning of year                                   300,439                    -                    -
Dividends declared on common stock                                     (267,000)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $47,448                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -            ($153,180)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -             (153,180)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610                    -             ($55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610                    -              (55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610            ($153,180)            ($55,610)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships                                                   -
  and unconsolidated subsidiaries                                     ($153,180)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     (153,180)                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,180)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $551                    -                ($551)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Deferred unbilled revenue
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   551                    -                 (551)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610                    -              (55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Other long-term liabilities
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:                                                   -                    -                    -
  Not subject to mandatory redemption
  Subject to mandatory redemption
Company-obligated mandatorily redeemable                                      -                    -                    -
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -             $135,248                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (194)                   -                  194
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (357)            (288,428)                 357
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (551)            (153,180)                 551
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610            ($153,180)            ($55,610)
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           $135,248                    -                    -
Additional paid-in capital                                                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (288,428)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (153,180)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,180)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $210                    -                ($210)
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    210                    -                 (210)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (210)                   -                  210
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (10)                   -                   10
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (220)                   -                  220
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (220)                   -                  220
Retained earnings - beginning of year                                      (137)             $80,440                  137
Dividends declared on common stock                                            -             (368,868)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($357)           ($288,428)                $357
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                    -                    -
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -
Retained earnings - beginning of year                                   $80,440                    -                    -
Dividends declared on common stock                                     (368,868)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($288,428)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $697,905                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              697,905                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $697,905                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              697,905                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $18,450                 ($95)
Receivables - net                                                             -                7,044                  177
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,157                8,485
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  782                  186
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               30,433                8,753
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              494,353            1,038,063
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              494,353            1,038,063
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                9,330                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                9,330                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $534,116           $1,046,816
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd [9]  First Hydro
                                                              Partnership                               Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -              $32,488
Receivables - net                                                             -                    -               34,851
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                1,494
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -               13,099
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -               81,932
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            1,199,483
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $697,905                    -             (169,327)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       697,905                    -            1,030,156
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $697,905                    -           $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [9]          Finance plc [9]      Company [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $30,453               $2,011                    -
Receivables - net                                                        29,408               27,654                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,494                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      4,906                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     66,261               29,665                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               693,280                  158                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       148,710                8,500                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       841,990                8,658                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $908,251              $38,323                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             ($83,307)                   -
Receivables - net                                                             -              (99,134)                   -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -              (15,630)                   -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -              (18,973)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -             (217,044)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -           (3,425,337)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -           (2,081,598)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -           (5,506,935)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610             (353,870)             $55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610             (353,870)              55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610          ($6,077,849)             $55,610
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $8,283              ($8,283)
Accounts payable                                                             $4              225,820             (239,294)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     4              247,582             (247,577)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              657,047             (657,047)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (1)                   -                   (1)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (1)                   -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              697,905
Additional paid-in capital                                                                         -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (3)              31,303              (31,373)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -             (238,027)             238,093
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($3)            (206,724)            $904,625
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $8,283              ($8,283)
Accounts payable                                                           $735              225,820             (239,294)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   735              247,582             (247,577)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610              657,047             (657,047)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                   (1)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              697,905
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  330               31,303              (31,373)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,065)            (238,027)             238,093
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (735)            (206,724)            $904,625
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $3,900                    -
Accounts payable                                                              -             (104,482)              $4,654
Accrued taxes                                                                 -                  438                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                       -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (100,144)               4,654
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              367,755                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               40,168                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              132,167                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   12                   36
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              172,347                   36
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -               36,146                    -
Additional paid-in capital                                                                         -              792,793
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (10,692)             (62,564)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               68,704              311,897
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               94,158            1,042,126
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $534,116           $1,046,816
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd [9]  First Hydro
                                                              Partnership                               Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $8,283              ($8,283)                   -
Accounts payable                                                        225,820             (239,294)              $8,742
Accrued taxes                                                                 -                    -                9,936
Accrued interest                                                         13,479                    -               23,165
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                9,687
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               247,582             (247,577)              51,530
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          657,047             (657,047)             625,119
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (1)             246,938
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                  892
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (1)             247,830
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              697,905              181,986
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               31,303              (31,373)              74,625
  Unrealized gain in equity securities-net                                    -
Retained earnings                                                      (238,027)             238,093              219,928
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (206,724)            $904,625              476,539
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $697,905                    -           $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [9]          Finance plc [9]      Company [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $26,919                    -
Accounts payable                                                           $685              (22,329)                   -
Accrued taxes                                                             9,936                    -                    -
Accrued interest                                                              3               23,162                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 9,687                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                20,311               27,752                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (6,258)               7,225                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,584                   19                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (121,670)                 382                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       410,284                2,945                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       894,198                3,346                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $908,251              $38,323                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -             ($30,819)                   -
Accounts payable                                                           $551              152,413                 $551
Accrued taxes                                                                 -              (20,310)                   -
Accrued interest                                                              -              (86,767)                   -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                                            -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -              (19,374)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   551               (4,857)                 551
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610           (1,049,451)              55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -             (287,102)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -             (132,167)                   -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                 (940)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -             (420,209)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -           (2,917,450)                   -
Additional paid-in capital                                                    -             (792,793)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (194)             119,802                 (194)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (357)          (1,012,891)                (357)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (551)          (4,603,332)                (551)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610          ($6,077,849)             $55,610
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -                    -
Interest and dividend income                                                  -                 $190              $57,783
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -              (58,024)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -              (57,834)              57,783
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -              (57,834)              57,783
Retained earnings - beginning of year                                         -             (180,193)             180,310
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -            ($238,027)            $238,093
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $454                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    454                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (454)                   -                    -
Interest and dividend income                                                  -                 $190              $57,783
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (20)             (58,024)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (474)             (57,834)              57,783
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (474)             (57,834)              57,783
Retained earnings - beginning of year                                      (591)            (180,193)             180,310
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,065)           ($238,027)            $238,093
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $63,162                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               63,162                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,581              $17,459
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               10,566               18,049
Depreciation, decommissioning and
  amortization                                                                -               12,006                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               31,153               35,508
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -               32,009              (35,508)
Interest and dividend income                                                  -                7,213                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -              (27,448)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -               11,774              (35,508)
Income taxes                                                                  -                1,931                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                9,843              (35,508)
Retained earnings - beginning of year                                         -               58,861              347,405
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $68,704             $311,897
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd [9]  First Hydro
                                                              Partnership                               Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -             $336,448
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -              336,448
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -               71,535
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -               44,545
Depreciation, decommissioning and
  amortization                                                                -                    -               22,157
Property and other taxes                                                      -                    -               15,949
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -              154,186
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -              182,262
Interest and dividend income                                               $190              $57,783                4,717
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                        (58,024)                   -              (56,448)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              (57,834)              57,783              130,531
Income taxes                                                                  -                    -               37,084
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (57,834)              57,783               93,447
Retained earnings - beginning of year                                  (180,193)             180,310              246,597
Dividends declared on common stock                                            -                    -             (120,116)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($238,027)            $238,093             $219,928
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [9]          Finance plc [9]      Company [10]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $336,448                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 336,448                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     70,701                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          35,391                 ($18)                   -
Depreciation, decommissioning and
  amortization                                                           10,692                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                133,847                  (18)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                 202,601                   18                    -
Interest and dividend income                                              2,931               56,122                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                             (2)             (56,446)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              205,530                 (306)                   -
Income taxes                                                             34,381                   (4)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       171,149                 (302)                   -
Retained earnings - beginning of year                                   239,135                3,247                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $410,284               $2,945                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -            ($736,058)                   -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -             (736,058)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -             (168,276)                   -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $210             (108,987)                $210
Depreciation, decommissioning and
  amortization                                                                -              (44,855)                   -
Property and other taxes                                                      -              (33,012)                   -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    210             (355,130)                 210
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (210)            (380,928)                (210)
Interest and dividend income                                                  -             (244,902)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (10)             314,436                  (10)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (220)            (311,394)                (220)
Income taxes                                                                  -              (73,392)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (220)            (238,002)                (220)
Retained earnings - beginning of year                                      (137)            (895,005)                (137)
Dividends declared on common stock                                            -              120,116                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($357)         ($1,012,891)               ($357)
============================================================= ==================== ==================== ====================





MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Limited       Operation &          Services Limited
                                                                                   Maintenance Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,731                  $56                  $90
Receivables - net                                                         1,815                    -                  795
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                        746                    -                  385
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      4,292                   56                1,270
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 3,530                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         3,530                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $7,822                  $56               $1,270
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro (UK)   Pride Hold Limited   Rapid Energy
                                                              Limited              Consolidated         Limited
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,162               $9,741                    -
Receivables - net                                                             -                5,574                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  551                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,162               15,866                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              126,475                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         7,776                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         7,776              126,475                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                3,269                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                3,269                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $9,938             $145,610                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Consolidating        Mission Energy
                                                              Company (UK)         Adjustments          Company (UK)
                                                              Limited                                   Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $19,524              ($2,947)             $30,357
Receivables - net                                                             -                   56                8,240
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                1,682
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     19,524               (2,891)              40,279
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               18,601              148,606
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,559               (4,881)              11,454
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         8,559               13,720              160,060
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   22,331              (22,311)               3,289
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   22,331              (22,311)               3,289
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $50,414             ($11,482)            $203,628
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Limited       Operation &          Services Limited
                                                                                   Maintenance Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $2,107                   $8                ($272)
Accrued taxes                                                             1,089                   16                  402
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 3,196                   24                  130
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (777)                (577)              (1,193)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         5,403                  609                2,333
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,626                   32                1,140
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $7,822                  $56               $1,270
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro (UK)   Pride Hold Limited   Rapid Energy
                                                              Limited              Consolidated         Limited
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $150                    -
Accounts payable                                                        ($5,446)              (6,476)                   -
Accrued taxes                                                                93                 (335)                   -
Accrued interest                                                              -                1,941                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (5,353)              (4,720)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               99,264                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               34,449                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               34,449                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  449                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                8,263                  150                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (1,381)               7,294                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         8,409                8,724                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        15,291               16,168                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $9,938             $145,610                    -
============================================================= ==================== ==================== ====================

EC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Consolidating        Mission Energy
                                                              Company (UK)         Adjustments          Company (UK)
                                                              Limited                                   Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $16,622              $16,772
Accounts payable                                                       ($27,750)                  (9)             (37,838)
Accrued taxes                                                                24                    -                1,289
Accrued interest                                                              -                    1                1,942
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (27,726)              16,614              (17,835)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              (16,623)              82,641
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   32               34,481
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   32               34,481
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  182                  631
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             22,259                  491               22,750
Additional paid-in capital                                               10,802               (7,596)              11,619
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                5,553              (14,416)              (5,497)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        39,526                9,834               74,838
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        78,140              (11,687)             103,710
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $50,414             ($11,482)            $203,628
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Edison Mission       Edison Mission       Edison Mission
                                                                Energy Limited       Operation &          Services Limited
                                                                                     Maintenance Limited
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                              $27,925                    -               $3,239
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    27,925                    -                3,239
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            23,312                   $7                2,598
Depreciation, decommissioning and
  amortization                                                              1,660                    -                    -
Property and other taxes                                                      548                    -                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   25,520                    7                2,598
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     2,405                   (7)                 641
Interest and dividend income                                                   69                    6                   28
Other nonoperating income (deductions)- net                                   (44)                   -                    -
Interest expense                                                                -                    -                    -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  2,430                   (1)                 669
Income taxes                                                                  739                    3                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           1,691                   (4)                 669
Retained earnings - beginning of year                                       3,712                  613                1,664
Dividends declared on common stock                                              -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $5,403                 $609               $2,333
=============================================================== ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Hydro (UK)   Pride Hold Limited   Rapid Energy
                                                                Limited              Consolidated         Limited
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -              $92,098                    -
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -               92,098                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -               41,306                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                               $29               14,084                    -
Depreciation, decommissioning and
  amortization                                                                  -                7,579                    -
Property and other taxes                                                        -                1,954                    -
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                       29               64,923                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       (29)              27,175                    -
Interest and dividend income                                                2,699              (45,129)                   -
Other nonoperating income (deductions)-net                                      -                    -                    -
Interest expense                                                                -               (6,599)                   -
Other nonoperating deductions                                                   -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                  2,670              (24,553)                   -
Income taxes                                                                   76                5,372                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                           2,594              (29,925)                   -
Retained earnings - beginning of year                                       5,815               47,965                    -
Dividends declared on common stock                                              -               (9,316)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $8,409               $8,724                    -
=============================================================== ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                                Mission Energy       Consolidating        Mission Energy
                                                                Company (UK)         Adjustments          Company (UK)
                                                                Limited                                   Limited
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -              $92,098
Nonutility power generation                                                     -                    -                    -
Financial services and other                                                    -               $1,769               32,933
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                1,769              125,031
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                   78               41,384
Purchased power - contracts                                                     -                    -                    -
Purchased power - PX/ISO - net                                                  -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                              $324                 (289)              40,065
Depreciation, decommissioning and
  amortization                                                              1,256                  766               11,261
Property and other taxes                                                        -                   15                2,517
Net gain on sale of utility plant                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    1,580                  570               95,227
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (1,580)               1,199               29,804
Interest and dividend income                                               49,567               (5,271)               1,969
Other nonoperating income (deductions)-net                                      -                    1                  (43)
Interest expense                                                             (453)                   1               (7,051)
Other nonoperating deductions                                                   -                 (161)                (161)
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 47,534               (4,231)              24,518
Income taxes                                                                    -                  (80)               6,110
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          47,534               (4,151)              18,408
Retained earnings - beginning of year                                      (8,008)               2,313               54,074
Dividends declared on common stock                                                              11,672                2,356
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           $39,526               $9,834              $74,838
=============================================================== ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          Mission Hydro        Mission Hydro (UK)
                                                              Holdings Company     Limited              Limited
                                                              Consolidated         Partnership
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $32,488                    -               $2,162
Receivables - net                                                        34,851                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,494                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                     13,099                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     81,932                    -                2,162
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,199,483                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (169,327)           ($153,180)               7,776
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,030,156             (153,180)               7,776
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  288,930                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  288,930                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,401,018            ($153,180)              $9,938
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Mission Hydro (UK)
                                                              Adjustments          Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   ($32,488)              $2,162                    -
Receivables - net                                                       (34,851)                   -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                  (1,494)                   -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                    (13,099)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (81,932)               2,162                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                            (1,199,483)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       322,507                7,776                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (876,976)               7,776                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                 (288,930)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                 (288,930)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                        ($1,247,838)              $9,938                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          Mission Hydro        Mission Hydro (UK)
                                                              Holdings Company     Limited              Limited
                                                              Consolidated         Partnership
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $8,742                    -              ($5,446)
Accrued taxes                                                             9,936                    -                   93
Accrued interest                                                         23,165                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 9,687                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                51,530                    -               (5,353)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          625,119                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 246,938                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 892                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              247,830                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            181,986             $135,247                    -
Additional paid-in capital                                                    -                    -                8,263
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               74,625                    -               (1,381)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       219,928             (288,427)               8,409
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       476,539             (153,180)              15,291
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,401,018            ($153,180)              $9,938
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Mission Hydro (UK)
                                                              Adjustments          Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($8,742)             ($5,446)                   -
Accrued taxes                                                            (9,936)                  93                    -
Accrued interest                                                        (23,165)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                (9,687)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (51,530)              (5,353)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (625,119)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                (246,938)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                (892)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (247,830)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (317,233)                   -                    -
Additional paid-in capital                                                    -                8,263                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (74,625)              (1,381)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        68,499                8,409                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (323,359)              15,291                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                          ($1,247,838)              $9,938                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              First Hydro          Mission Hydro        Mission Hydro (UK)
                                                              Holdings Company     Limited              Limited
                                                              Consolidated         Partnership
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $336,448                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 336,448                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     71,535                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          44,545                    -                  $29
Depreciation, decommissioning and
  amortization                                                           22,157                    -                    -
Property and other taxes                                                 15,949                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                154,186                    -                   29
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                 182,262                    -                  (29)
Interest and dividend income                                              4,717                    -                2,699
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                        (56,448)                   -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              130,531                    -                2,670
Income taxes                                                             37,084                    -                   76
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        93,447                    -                2,594
Retained earnings - beginning of year                                   246,597              $80,440                5,815
Dividends declared on common stock                                     (120,116)            (368,867)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $219,928            ($288,427)              $8,409
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Consolidating        Mission Hydro (UK)
                                                              Adjustments          Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                      ($336,448)                   -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                (336,448)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                    (71,535)                   -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         (44,545)                 $29                    -
Depreciation, decommissioning and
  amortization                                                          (22,157)                   -                    -
Property and other taxes                                                (15,949)                   -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                               (154,186)                  29                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                (182,262)                 (29)                   -
Interest and dividend income                                             (4,717)               2,699                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                         56,448                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                             (130,531)               2,670                    -
Income taxes                                                            (37,084)                  76                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (93,447)               2,594                    -
Retained earnings - beginning of year                                  (327,037)               5,815                    -
Dividends declared on common stock                                      488,983                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $68,499               $8,409                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro Company  First Hydro          First Hydro
                                                                                   Finance plc          Company [9]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $30,453               $2,012                    -
Receivables - net                                                        29,407               27,653                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,494                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      4,906                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     66,260               29,665                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               693,280                  158                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       148,710                8,500                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       841,990                8,658                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $908,250              $38,323                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          Consolidating        First Hydro
                                                              Holdings Company     Adjustments          Holdings Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $23                    -              $32,488
Receivables - net                                                         4,709             ($26,918)              34,851
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                1,494
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                8,193               13,099
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      4,732              (18,725)              81,932
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                15,602              490,443            1,199,483
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       916,766           (1,243,303)            (169,327)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       932,368             (752,860)           1,030,156
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -              288,930              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              288,930              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $937,100            ($482,655)          $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro Company  First Hydro          First Hydro
                                                                                   Finance plc          Company [9]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $26,919                    -
Accounts payable                                                           $685              (22,329)                   -
Accrued taxes                                                             9,936                    -                    -
Accrued interest                                                              2               23,162                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 9,687                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                20,310               27,752                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (6,258)               7,224                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,584                   19                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (121,670)                 383                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       410,284                2,945                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       894,198                3,347                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $908,250              $38,323                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          Consolidating        First Hydro
                                                              Holdings Company     Adjustments          Holdings Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -             ($26,919)                   -
Accounts payable                                                        $29,341                1,045               $8,742
Accrued taxes                                                                 -                    -                9,936
Accrued interest                                                              -                    1               23,165
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                9,687
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                29,341              (25,873)              51,530
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          747,606             (123,453)             625,119
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              246,938              246,938
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                  892                  892
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              247,830              247,830
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            181,986             (605,603)             181,986
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               55,308              140,604               74,625
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                       (77,141)            (116,160)             219,928
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       160,153             (581,159)             476,539
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $937,100            ($482,655)          $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              First Hydro Company  First Hydro          First Hydro
                                                                                   Finance plc          Company [9]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $336,448                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 336,448                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     70,701                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          35,391                 ($18)                   -
Depreciation, decommissioning and
  amortization                                                           10,692                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                133,847                  (18)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                 202,601                   18                    -
Interest and dividend income                                              2,931               56,122                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                             (2)             (56,446)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              205,530                 (306)                   -
Income taxes                                                             34,381                   (4)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       171,149                 (302)                   -
Retained earnings - beginning of year                                   239,135                3,247                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $410,284               $2,945                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              First Hydro          Consolidating        First Hydro
                                                              Holdings Company     Adjustments          Holdings Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -             $336,448
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -              336,448
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                 $834               71,535
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $298                8,874               44,545
Depreciation, decommissioning and
  amortization                                                                -               11,465               22,157
Property and other taxes                                                      -               (1,114)              15,949
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    298               20,059              154,186
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (298)             (20,059)             182,262
Interest and dividend income                                                 72              (54,408)               4,717
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                        (54,564)              54,564              (56,448)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              (54,790)             (19,903)             130,531
Income taxes                                                                  -                2,707               37,084
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (54,790)             (22,610)              93,447
Retained earnings - beginning of year                                   (22,351)              26,566              246,597
Dividends declared on common stock                                            -             (120,116)            (120,116)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($77,141)           ($116,160)            $219,928
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -            ($153,180)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -             (153,180)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610                    -             ($55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610                    -              (55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610            ($153,180)            ($55,610)
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     ($153,180)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (153,180)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($153,180)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $551                    -                ($551)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   551                    -                 (551)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610                    -              (55,610)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -             $135,247                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (194)                   -                  194
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (357)            (288,427)                 357
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (551)            (153,180)                 551
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610            ($153,180)            ($55,610)
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           $135,247                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (288,427)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (153,180)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($153,180)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $210                    -                ($210)
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    210                    -                 (210)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (210)                   -                  210
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (10)                   -                   10
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (220)                   -                  220
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (220)                   -                  220
Retained earnings - beginning of year                                      (137)             $80,440                  137
Dividends declared on common stock                                            -             (368,867)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($357)           ($288,427)                $357
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                              -                    -                     -
Nonutility power generation                                                   -                    -                     -
Financial services and other                                                  -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------
Total operating revenue                                                       -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Fuel                                                                          -                    -                     -
Purchased power - contracts                                                   -                    -                     -
Purchased power - PX/ISO - net                                                -                    -                     -
Provisions for reg. adj. clauses - net                                        -                    -                     -
Other operation and maintenance                                               -                    -                     -
Depreciation, decommissioning and
  amortization                                                                -                    -                     -
Property and other taxes                                                      -                    -                     -
Net gain on sale of utility plant                                             -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------
Total operating expenses                                                      -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Operating income (loss)                                                       -                    -                     -
Interest and dividend income                                                  -                    -                     -
Other nonoperating income (deductions)-net                                    -                    -                     -
Interest expense                                                              -                    -                     -
Other nonoperating deductions                                                 -                    -                     -
Dividends on preferred securities                                             -                    -                     -
Dividends on utility preferred stock                                          -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Income (loss) before taxes                                                    -                    -                     -
Income taxes                                                                  -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Net income (loss)                                                             -
Retained earnings - beginning of year                                   $80,440                    -                     -
Dividends declared on common stock                                     (368,867)                   -                     -
Dividends declared on preferred stock                                         -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Retained earnings - end of year                                       ($288,427)                   -                     -
============================================================= ==================== ===================== ===================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $697,905                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              697,905                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $697,905                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              697,905                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $18,450                 ($95)
Receivables - net                                                             -                7,044                  177
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,157                8,485
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  783                  186
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               30,434                8,753
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              494,353            1,038,063
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              494,353            1,038,063
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                9,330                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                9,330                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $534,117           $1,046,816
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -              $32,488
Receivables - net                                                             -                    -               34,851
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                1,494
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -               13,099
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -               81,932
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            1,199,483
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $697,905                    -             (169,327)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       697,905                    -            1,030,156
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -              288,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $697,905                    -           $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $30,453               $2,011                    -
Receivables - net                                                        29,407               27,653                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,494                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                      4,904                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     66,258               29,664                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               693,280                  158                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       148,710                8,500                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       841,990                8,658
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $908,248              $38,322                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             ($83,307)                   -
Receivables - net                                                             -              (99,132)                   -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -              (15,630)                   -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -              (18,972)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -             (217,041)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -           (3,425,337)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -           (2,081,598)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -           (5,506,935)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                  $55,610             (353,870)             $55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   55,610             (353,870)              55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $55,610          ($6,077,846)             $55,610
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $8,283              ($8,283)
Accounts payable                                                             $4              225,820             (239,294)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     4              247,582             (247,577)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              657,047             (657,047)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (1)                   -                   (1)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (1)                   -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              697,905
Additional paid-in capital                                                                         -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (3)              31,303              (31,373)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -             (238,027)             238,093
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($3)            (206,724)            $904,625
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $8,283              ($8,283)
Accounts payable                                                           $735              225,820             (239,294)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               13,479                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   735              247,582             (247,577)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610              657,047             (657,047)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                   (1)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              697,905
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  330               31,303              (31,373)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,065)            (238,027)             238,093
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (735)            (206,724)            $904,625
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610             $697,905                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $3,900                    -
Accounts payable                                                              -             (104,482)              $4,655
Accrued taxes                                                                 -                  439                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                       -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (100,143)               4,655
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              367,755                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               40,168                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              132,167                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   12                   36
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              172,347                   36
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -               36,146                    -
Additional paid-in capital                                                                         -              792,793
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (10,692)             (62,565)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               68,704              311,897
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               94,158            1,042,125
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $534,117           $1,046,816
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $8,283              ($8,283)                   -
Accounts payable                                                        225,820             (239,294)              $8,742
Accrued taxes                                                                 -                    -                9,936
Accrued interest                                                         13,479                    -               23,165
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                9,687
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               247,582             (247,577)              51,530
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          657,047             (657,047)             625,119
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (1)             246,938
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                  892
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (1)             247,830
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              697,905              181,986
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               31,303              (31,373)              74,625
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (238,027)             238,093              219,928
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (206,724)            $904,625              476,539
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $697,905                    -           $1,401,018
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $26,919                    -
Accounts payable                                                           $685              (22,329)                   -
Accrued taxes                                                             9,936                    -                    -
Accrued interest                                                              2               23,162                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                 9,687                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                20,310               27,752                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (6,258)               7,223                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,584                   19                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (121,672)                 383                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       410,284                2,945                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       894,196                3,347                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $908,248              $38,322                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -             ($30,819)                   -
Accounts payable                                                           $551              152,412                 $551
Accrued taxes                                                                 -              (20,311)                   -
Accrued interest                                                              -              (86,766)                   -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -              (19,374)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   551               (4,858)                 551
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           55,610           (1,049,449)              55,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -             (287,102)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -             (132,167)                   -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                 (940)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -             (420,209)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -           (2,917,450)                   -
Additional paid-in capital                                                    -             (792,793)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (194)             119,804                 (194)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (357)          (1,012,891)                (357)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (551)          (4,603,330)                (551)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $55,610          ($6,077,846)             $55,610
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -                    -
Interest and dividend income                                                  -                 $190              $57,783
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -              (58,024)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -              (57,834)              57,783
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                                            (57,834)              57,783
Retained earnings - beginning of year                                         -             (180,193)             180,310
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                            ($238,027)            $238,093
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $454                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    454                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (454)                   -                    -
Interest and dividend income                                                  -                 $190              $57,783
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (20)             (58,024)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (474)             (57,834)              57,783
Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (474)             (57,834)              57,783
Retained earnings - beginning of year                                      (591)            (180,193)             180,310
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,065)           ($238,027)            $238,093
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $63,162                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               63,162                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,581              $17,459
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               10,566               18,049
Depreciation, decommissioning and
  amortization                                                                -               12,006                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               31,153               35,508
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -               32,009              (35,508)
Interest and dividend income                                                  -                7,213                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -              (27,448)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -               11,774              (35,508)
Income taxes                                                                  -                1,931                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                9,843              (35,508)
Retained earnings - beginning of year                                         -               58,861              347,405
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $68,704             $311,897
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -             $336,448
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -              336,448
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -               71,535
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -               44,545
Depreciation, decommissioning and
  amortization                                                                -                    -               22,157
Property and other taxes                                                      -                    -               15,949
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -              154,186
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                    -              182,262
Interest and dividend income                                               $190              $57,783                4,717
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                        (58,024)                   -              (56,448)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              (57,834)              57,783              130,531
Income taxes                                                                  -                    -               37,084
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (57,834)              57,783               93,447
Retained earnings - beginning of year                                  (180,193)             180,310              246,597
Dividends declared on common stock                                            -                    -             (120,116)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($238,027)            $238,093             $219,928
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $336,448                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 336,448                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     70,701                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          35,391                 ($18)                   -
Depreciation, decommissioning and
  amortization                                                           10,692                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                133,847                  (18)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                 202,601                   18                    -
Interest and dividend income                                              2,931               56,122                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                             (2)             (56,446)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              205,530                 (306)                   -
Income taxes                                                             34,381                   (4)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       171,149                 (302)                   -
Retained earnings - beginning of year                                   239,135                3,247                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $410,284               $2,945                    -
============================================================= ==================== ==================== ====================

MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -            ($736,058)                   -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -             (736,058)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -             (168,276)                   -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $210             (108,987)                $210
Depreciation, decommissioning and
  amortization                                                                -              (44,855)                   -
Property and other taxes                                                      -              (33,012)                   -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    210             (355,130)                 210
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (210)            (380,928)                (210)
Interest and dividend income                                                  -             (244,902)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                            (10)             314,436                  (10)
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (220)            (311,394)                (220)
Income taxes                                                                  -              (73,392)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (220)            (238,002)                (220)
Retained earnings - beginning of year                                      (137)            (895,005)                (137)
Dividends declared on common stock                                            -              120,116                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($357)         ($1,012,891)               ($357)
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Lakeland Power       Lakeland Power Ltd   Pride Hold Limited
                                                              Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $2               $9,721                  $18
Receivables - net                                                             -               19,033                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  550                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          2               29,304                   19
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              115,921                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               14,461
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              115,921               14,461
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $2             $145,225              $14,480
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $9,741                    -
Receivables - net                                                      ($13,459)               5,574                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  551                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (13,459)              15,866                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                10,554              126,475                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (14,461)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        (3,907)             126,475                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    3,269                3,269                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,269                3,269                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($14,097)            $145,610                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Lakeland Power       Lakeland Power Ltd   Pride Hold Limited
                                                              Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $150                    -
Accounts payable                                                          ($168)               5,490               $1,661
Accrued taxes                                                                 -                 (335)                   -
Accrued interest                                                              -                1,941                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (168)               7,246                1,661
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               99,264                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               33,392                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               33,392                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                                    -                    -                  150
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  (19)             (45,455)              46,261
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           189               50,777              (33,592)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           170                5,323               12,819
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $2             $145,225              $14,480
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $150                    -
Accounts payable                                                       ($13,459)              (6,476)                   -
Accrued taxes                                                                 -                 (335)                   -
Accrued interest                                                              -                1,941                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (13,459)              (4,720)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               99,264                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,057               34,449                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,057               34,449                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           449                  449                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 (1)                   -                    -
Additional paid-in capital                                                    -                  150                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                6,507                7,294                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (8,650)               8,724                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (2,144)              16,168                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($14,097)            $145,610                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Lakeland Power       Lakeland Power Ltd   Pride Hold Limited
                                                              Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $92,098                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               92,098                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               41,306                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,061                  $23
Depreciation, decommissioning and
  amortization                                                                -                7,411                    -
Property and other taxes                                                      -                1,954                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               64,732                   23
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -               27,366                  (23)
Interest and dividend income                                                  -              (11,407)             (33,722)
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -               (6,599)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                9,360              (33,745)
Income taxes                                                                  -                5,372                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                3,988              (33,745)
Retained earnings - beginning of year                                      $189                7,058               49,380
Dividends declared on common stock                                            -               39,731              (49,227)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $189              $50,777             ($33,592)
============================================================= ==================== ==================== ====================

MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $92,098                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               92,098                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               41,306                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,084                    -
Depreciation, decommissioning and
  amortization                                                             $168                7,579                    -
Property and other taxes                                                      -                1,954                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    168               64,923                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (168)              27,175                    -
Interest and dividend income                                                  -              (45,129)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -               (6,599)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (168)             (24,553)                   -
Income taxes                                                                  -                5,372                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (168)             (29,925)                   -
Retained earnings - beginning of year                                    (8,662)              47,965                    -
Dividends declared on common stock                                          180               (9,316)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($8,650)              $8,724                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Lakeland Power       Lakeland Power Ltd   Pride Hold Limited
                                                              Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $2               $9,721                  $18
Receivables - net                                                             -               19,033                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  550                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          2               29,304                   19
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              115,921                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               14,461
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              115,921               14,461
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $2             $145,225              $14,480
============================================================= ==================== ==================== ====================

MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $9,741                    -
Receivables - net                                                      ($13,459)               5,574                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  551                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (13,459)              15,866                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                10,554              126,475                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (14,461)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        (3,907)             126,475                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                    3,269                3,269                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,269                3,269                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($14,097)            $145,610                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Lakeland Power       Lakeland Power Ltd   Pride Hold Limited
                                                              Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $150                    -
Accounts payable                                                          ($168)               5,490               $1,661
Accrued taxes                                                                 -                 (335)                   -
Accrued interest                                                              -                1,941                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (168)               7,246                1,661
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               99,264                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               33,392                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               33,392                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    1                    -
Additional paid-in capital                                                    -                    -                  150
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  (19)             (45,455)              46,261
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           189               50,777              (33,592)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           170                5,323               12,819
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $2             $145,225              $14,480
============================================================= ==================== ==================== ====================

MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $150                    -
Accounts payable                                                       ($13,459)              (6,476)                   -
Accrued taxes                                                                 -                 (335)                   -
Accrued interest                                                              -                1,941                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (13,459)              (4,720)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               99,264                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,057               34,449                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,057               34,449                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           449                  449                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 (1)                   -                    -
Additional paid-in capital                                                    -                  150                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                6,507                7,294                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (8,650)               8,724                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (2,144)              16,168                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($14,097)            $145,610                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Lakeland Power       Lakeland Power Ltd   Pride Hold Limited
                                                              Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $92,098                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               92,098                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               41,306                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,061                  $23
Depreciation, decommissioning and
  amortization                                                                -                7,411                    -
Property and other taxes                                                      -                1,954                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               64,732                   23
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -               27,366                  (23)
Interest and dividend income                                                  -              (11,407)             (33,722)
Other nonoperating income (deductions)- net                                   -                    -                    -
Interest expense                                                              -               (6,599)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                9,360              (33,745)
Income taxes                                                                  -                5,372                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                3,988              (33,745)
Retained earnings - beginning of year                                      $189                7,058               49,380
Dividends declared on common stock                                            -               39,731              (49,227)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $189              $50,777             ($33,592)
============================================================= ==================== ==================== ====================

MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $92,098                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               92,098                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               41,306                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,084                    -
Depreciation, decommissioning and
  amortization                                                             $168                7,579                    -
Property and other taxes                                                      -                1,954                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    168               64,923                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                    (168)              27,175                    -
Interest and dividend income                                                  -              (45,129)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -               (6,599)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                 (168)             (24,553)                   -
Income taxes                                                                  -                5,372                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                          (168)             (29,925)                   -
Retained earnings - beginning of year                                    (8,662)              47,965                    -
Dividends declared on common stock                                          180               (9,316)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($8,650)              $8,724                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME del Caribe       EME del Caribe [7]   EcoElectrica
                                                              Holding GmbH                              Holdings, Ltd. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,320                 $341                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,320                  341                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       257,438              249,007                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       257,438              249,007                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                  469                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  469                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $258,758             $249,817                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EcoElectrica Ltd.    EcoElectrica         Consolidating
                                                              [9]                  S.a.r.l.             Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $12                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   12                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              224,992            ($515,290)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              224,992             (515,290)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $225,004            ($515,291)
============================================================= ==================== ==================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EcoElectrica
                                                              S.a.r.l.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,673                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,673                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       216,147                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       216,147                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                      468                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      468                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $218,288                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EME del Caribe       EME del Caribe [7]    EcoElectrica
                                                              Holding GmbH                               Holdings, Ltd. [8]
------------------------------------------------------------- -------------------- --------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- --------------------- --------------------

Short-term debt                                                               -                    -                     -
Current portion of long-term debt                                             -                    -                     -
Accounts payable                                                              -                  $46                     -
Accrued taxes                                                               $49                  119                     -
Accrued interest                                                              -                    -                     -
Dividends payable                                                             -                    -                     -
Regulatory liabilities - net                                                  -                    -                     -
Trading and price risk management
  liabilities                                                                 -                    -                     -
Deferred unbilled revenue                                                     -                    -                     -
Other current liabilities                                                    (1)                   -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total current liabilities                                                    48                  165                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Long-term debt                                                                -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                     -
Accumulated deferred investment
  tax credits                                                                 -                    -                     -
Customer advances and other deferred
  credits                                                                     -                    -                     -
Accumulated provision for pension and
  benefits                                                                    -                    -                     -
Other long-term liabilities                                                   -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Minority Interest                                                             -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                     -
  Subject to mandatory redemption                                             -                    -                     -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                     -
Other preferred securities                                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Common stock                                                                 42                    -                     -
Additional paid-in capital                                              258,450              256,798                     -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                     -
  Unrealized gain in equity securities-net                                    -                    -                     -
Retained earnings                                                           218               (7,146)                    -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total common shareholders' equity                                       258,710              249,652                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total liabilities and shareholders' equity                             $258,758             $249,817                     -
============================================================= ==================== ===================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EcoElectrica Ltd.    EcoElectrica         Consolidating
                                                              [9]                  S.a.r.l.             Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $15                    -
Accrued taxes                                                                 -                   (6)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    9                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   14                 ($42)
Additional paid-in capital                                                    -              224,992             (515,248)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (11)                  (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -              224,995             (515,291)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $225,004            ($515,291)
============================================================= ==================== ==================== ====================

EC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              EcoElectrica
                                                              S.a.r.l.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $61                    -                    -
Accrued taxes                                                               162                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                    (1)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   222                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 14                    -                    -
Additional paid-in capital                                              224,992                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (6,940)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       218,066                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $218,288                    -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EME del Caribe       EME del Caribe [7]   EcoElectrica
                                                              Holding GmbH                              Holdings, Ltd. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -              ($2,592)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               (2,592)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $6                    -                    -
Depreciation, decommissioning and
  amortization                                                               22                4,776                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     28                4,776                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                     (28)              (7,368)                   -
Interest and dividend income                                                 94                  341                    -
Other nonoperating income (deductions)-net                                   (4)                   -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                   62               (7,027)                   -
Income taxes                                                                 29                  119                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                            33               (7,146)                   -
Retained earnings - beginning of year                                       185                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $218              ($7,146)                   -
============================================================= ==================== ==================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EcoElectrica Ltd.    EcoElectrica         Consolidating
                                                              [9]                  S.a.r.l.             Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                   $7                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    7                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -                   (7)                   -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                   $1
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    -                   (7)                   1
Income taxes                                                                  -                   (2)                   1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             -                   (5)                   -
Retained earnings - beginning of year                                         -                   (6)                  (1)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                 ($11)                 ($1)
============================================================= ==================== ==================== ====================

MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              EcoElectrica
                                                              S.a.r.l.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                            ($2,592)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  (2,592)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              13                    -                    -
Depreciation, decommissioning and
  amortization                                                            4,798                    -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  4,811                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                  (7,403)                   -                    -
Interest and dividend income                                                435                    -                    -
Other nonoperating income (deductions)-net                                   (3)                   -                    -
Interest expense                                                              -                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                               (6,971)                   -                    -
Income taxes                                                                147                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                        (7,118)                   -                    -
Retained earnings - beginning of year                                       178                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($6,940)                   -                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [7]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $51              $11,728                    -
Receivables - net                                                             -                6,014                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                4,327                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                          -                  815                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         51               22,884                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              614,763                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        70,659                    -              $32,263
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        70,659              614,763               32,263
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                        -                4,161                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,161                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $70,710             $641,808              $32,263
============================================================= ==================== ==================== ====================

MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   ($11,779)                   -                    -
Receivables - net                                                        (6,014)                   -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                  (4,327)                   -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Trading and price risk management assets                                      -                    -                    -
Prepayments and other current assets                                       (815)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (22,935)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (614,763)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (70,659)             $32,263                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (685,422)              32,263                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Regulatory assets - net                                                       -                    -                    -
Other deferred charges                                                   (4,161)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (4,161)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($712,518)             $32,263                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [7]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $4,382                    -
Accounts payable                                                         $1,594              (71,902)              $6,806
Accrued taxes                                                                 -                  456                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                  -                    -                    -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,594              (67,064)               6,806
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              350,474              133,067
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (7)                  66               (1,659)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              288,811                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                   -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (7)             288,890               (1,659)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              (17,644)             (15,232)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               81,877              (14,208)             (87,462)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         4,890               98,948              (18,489)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        69,123               69,508             (105,951)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $70,710             $641,808              $32,263
============================================================= ==================== ==================== ====================

MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 2000
(In thousands)

                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       ($4,382)                   -                    -
Accounts payable                                                         70,308               $6,806                    -
Accrued taxes                                                              (456)                   -                    -
Accrued interest                                                                                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory liabilities - net                                                                       -
Trading and price risk management
  liabilities                                                                 -                    -                    -
Deferred unbilled revenue                                                     -                    -                    -
Other current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                65,470                6,806                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (350,474)             133,067                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (59)              (1,659)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                              (288,811)                   -                    -
Accumulated provision for pension and
  benefits                                                                    -                    -                    -
Other long-term liabilities                                                 (13)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (288,883)              (1,659)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock of utility:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                               32,876                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (67,669)             (87,462)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                      (103,838)             (18,489)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (138,631)            (105,951)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($712,518)             $32,263                    -
============================================================= ==================== ==================== ====================

MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [7]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $80,097                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               80,097                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,932                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               10,978                    -
Depreciation, decommissioning and
  amortization                                                                -               14,347                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               34,257                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                       -               45,840                    -
Interest and dividend income                                                 $2               13,303                 $768
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                              -              (30,792)                   -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                                    2               28,351                  768
Income taxes                                                                                                        9,359
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                             2               28,351               (8,591)
Retained earnings - beginning of year                                     4,888               70,597               (9,898)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $4,890              $98,948             ($18,489)
============================================================= ==================== ==================== ====================

MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 2000
(In thousands)

                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       ($80,097)                   -                    -
Nonutility power generation                                                   -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 (80,097)                                        -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     (8,932)                   -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - PX/ISO - net                                                -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         (10,978)                   -                    -
Depreciation, decommissioning and
  amortization                                                          (14,347)                   -                    -
Property and other taxes                                                      -                    -                    -
Net gain on sale of utility plant                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                (34,257)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income (loss)                                                 (45,840)                   -                    -
Interest and dividend income                                            (13,305)                $768                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
Interest expense                                                         30,792                    -                    -
Other nonoperating deductions                                                 -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income (loss) before taxes                                              (28,353)                 768                    -
Income taxes                                                                  -                9,359                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income (loss)                                                       (28,353)              (8,591)                   -
Retained earnings - beginning of year                                   (75,485)              (9,898)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($103,838)            ($18,489)                   -
============================================================= ==================== ==================== ====================

MEC International B.V.
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          Contact Energy Limited      Derwent Cogeneration        EcoElectrica, L.P.
                                                                     Limited
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $478,570                    $63,029                     $384,053

  Revenues                               $169,343                    $27,416                     $74,756

  Net Income (Loss)                      $15,977                     $2,142                      ($2,593)


Nature/Purpose of Business:              To own nine facilities      To own and operate a 214    To own and operate a 540
                                         with 2,149MW in New         MW gas-fired, combined      MW gas-fired, combined
                                         Zealand and one minority    cycle cogeneration          cycle cogeneration
                                         interest (25%) in a 300MW   facility in the United      facility in Puerto Rico
                                         facility in Australia.      Kingdom.


Ownership Interest(s)                    42.26% by EME Pacific       33% by Mission Energy       99.0% of 50% by
                                         Holdings                    Company (UK) Limited        EcoElectrica Holdings,
                                                                                                 Ltd., which is owned 50%
                                                                                                 by EME del Caribe

                                                                                                 1.0% of 50% by
                                                                                                 EcoElectrica Ltd. Which
                                                                                                 is owned by EcoElectrica
                                                                                                 Holdings, Ltd., which is
                                                                                                 owned 50% by EME del
                                                                                                 Caribe

MEC International B.V.
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          ISAB Energy s.r.l.          P.T. Adaro Indonesia        P.T. Paiton Energy Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $424,699                    $19,740                     $1,285,902

  Revenues                               $94,672                     $28,358                     $169,870

  Net Income (Loss)                      ($2,098)                    $1,126                      $24,040


Nature/Purpose of Business:              To own and operate a 512    Fuel supplier for P.T.      To own and operate a
                                         MW cogeneration facility    Paiton Energy Company       1,230 MW cogeneration
                                         located in Sicily, Italy    located in Indonesia        facility located in
                                                                                                 Indonesia.


Ownership Interest(s)                    49% by MEC Priolo B.V.      10% MEC Indo Coal B.V.      40% by MEC Indonesia B.V.



MEC International B.V.
Equity Investments
December 31, 2000
(In thousands)

Name of Entity:                          San Pascual Cogeneration    Tri Energy Company Limited
                                         Company (Philippines) Ltd.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $94,218                     -

  Revenues                               -                           $21,972                     -

  Net Income (Loss)                      -                           $2,044                      -


Nature/Purpose of Business:              To own and operate a 304    To own and operate a 700
                                         MW oil-fired, combined      MW combined cycle
                                         cycle cogeneration          cogeneration facility
                                         facility located in         located in Thailand.
                                         Philippines.


Ownership Interest(s)                    49% by Morningstar          25% by EME Tri Gen B.V.
                                         Holdings B.V.

                                         1% by San Pascual
                                         Cogeneration Company
                                         International B.V.